As confidentially submitted to the Securities and Exchange Commission on May 21, 2025 as Amendment No. 3 to the draft registration statement submitted on April 14, 2025.
This Amendment No. 3 draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AURA MINERALS INC.

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	1000	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	c/o Aura Technical Services Inc. 3390 Mary St, Suite 116, Coconut Grove, Florida, 33133, United States +1 (305) 239 9332
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

c/o Aura Technical Services Inc. 3390 Mary St, Suite 116, Coconut Grove, Florida, 33133, United States +1 (305) 239 9332
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 +1 (212) 450-4000	Donald Baker John Guzman White & Case LLP 1221 Avenue of the Americas New York, NY 10020 +1 (212) 819-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

SUBJECT TO COMPLETION, DATED               , 2025

PRELIMINARY PROSPECTUS

                         Common Shares

Aura Minerals Inc.

(incorporated in the British Virgin Islands)

This is a public offering of common shares of Aura Minerals Inc. We are offering                 common shares, and the selling shareholders identified in this prospectus are offering an additional                 common shares. We will not receive any proceeds from the sale of common shares by the selling shareholders.

Our common shares are listed on the Toronto Stock Exchange, or the “TSX” under the ticker symbol “ORA”, and our Brazilian Depositary Receipts, or “BDRs” (each three BDRs representing one common share) are listed on the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or the “B3” under the ticker symbol “AURA33.” On         , 2025, the last reported sales price of our common shares on the TSX was C$            per common share (equivalent to approximately US$            per common share based on the exchange rate reported by the Bank of Canada on the same day) and on the B3 was R$         per BDR (equivalent to approximately US$         per BDR using the commercial selling rate for U.S. dollars as reported by the Central Bank of Brazil on the same day).

The price per common share in this offering will be determined by reference to the closing price of the common shares on the last TSX trading date prior to the pricing date.

We intend to apply to list our common shares on the Nasdaq Global Select Market under the symbol “        .”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 12 of this prospectus.

	Per common share	Total
Public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us(1)	US$	US$
Proceeds, before expenses, to the selling shareholders(1)	US$	US$

(1)	See “Underwriting” for a description of all compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional            common shares from us and the selling shareholders, at the public offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the common shares against payment in New York, New York on or about             , 2025.

Global Coordinators

BofA Securities	Goldman Sachs & Co. LLC

Joint Bookrunners

BTG Pactual	Itaú BBA

The date of this prospectus is                    , 2025.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

table of contents

Page

Presentation of Financial and Other Information	iii
Scientific and Technical Information	ix
Prospectus Summary	1
The Offering	16
Summary Consolidated Financial and Other Data	19
Risk Factors	33
Special Note Regarding Forward-Looking Statements	59
Use of Proceeds	61
Dividend and Dividend Policy	62
Capitalization	63
Dilution	64
Market Information	65
Management’s Discussion and Analysis of Financial Condition and Results of Operations	67
Industry	91
Regulatory Overview	99
Business	106
Mining Properties	126
Management	212
Related Party Transactions	223
Principal and Selling Shareholders	224
Description of Shares	226
Common Shares Eligible for Future Sale	235
Taxation	236
Underwriting	241
Expenses of the Offering	248
Legal Matters	249
Experts	249
Change In Registrant’s Certifying Accountant	249
Enforceability of Civil Liabilities	250
Where You Can Find More Information	251
Index to Consolidated Financial Statements	F-1

Through and including                 , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

This prospectus has been prepared by us solely for use in connection with the proposed offering of common shares in the United States and, to the extent described below, elsewhere. Neither we, the selling shareholders nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling shareholders nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the common shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any applicable free writing prospectus is current only as of the date of this prospectus or of any such free writing prospectus, as applicable, regardless of its time of delivery or of any sale of our common shares.

Neither we, the selling shareholders nor any of the underwriters have taken any action that would permit a public offering of our common shares or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of

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our common shares and the distribution of this prospectus outside the United States and in their jurisdiction (including Canada and Brazil). However, we may make offers and sales outside the United States in circumstances that do not constitute a public offer or distribution under applicable laws and regulations.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Aura,” “Aura Minerals,” the “Company,” the “Issuer,” “we,” “our,” “ours,” “us,” “our group” or similar terms refer to Aura Minerals Inc., together with its consolidated subsidiaries.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Presentation of Financial and Other Information

All references to “U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States, all references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil, all references to “C$” or “Canadian dollars” are references to Canadian dollars, the official currency of Canada, all references to “MXN” or “Mexican Pesos” are to Mexicans Pesos, the official currency of Mexico and all references to “HNL” or “Honduran Lempira” are to Honduran Lempiras, the official currency of Honduras.

Consolidated Financial Statements

We maintain our books and records in U.S. dollars, the presentation currency for our financial statements and also our functional currency. See note 2 to our unaudited condensed interim consolidated financial statements and note 2 to our audited consolidated financial statements, each included elsewhere in this prospectus, for more information about our and our subsidiaries’ functional currency. Unless otherwise noted, our financial information presented herein as of March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024 and as of and for the years ended December 31, 2024, 2023 and 2022 is stated in U.S. dollars, our reporting currency.

This prospectus includes financial information derived from our unaudited condensed interim consolidated financial statements as of March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024, and the related notes thereto, or our “unaudited condensed interim consolidated financial statements,” and our audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022, and the related notes thereto, or our “audited consolidated financial statements,” each of which are included in this prospectus. We refer to these financial statements and the related notes thereto collectively as our “consolidated financial statements.” Our unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standard Board or “IASB”. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards – Accounting Standards or “IFRS Accounting Standards,” as issued by IASB

IFRS Accounting Standards differ in certain significant aspects in comparison with the generally accepted accounting principles in the United States, or “U.S. GAAP.”

Unless otherwise indicated, all references herein to “our consolidated financial statements,” “our unaudited condensed interim consolidated financial statements,” “our audited financial statements” or “our audited consolidated financial statements” are to the Aura Minerals consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during the last fiscal year, we qualify as an “emerging growth company”, as defined in the Jumpstart our Business Startups Act of 2012, or the “JOBS Act.” An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, in the assessment of our internal control over financial reporting.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.235 billion in annual revenue, have more than US$700 million in market value of our shares held by nonaffiliates or issue more than US$1.0 billion of nonconvertible debt over a three-year period.

We may choose to take advantage of some or all of these exemptions in future filings and if we do, the information that we provide shareholders may be different than you might get from other public companies in which you hold equity.

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In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS Accounting Standards, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this prospectus from internal surveys, market research, publicly available information and industry publications. These data are updated to the latest available information, as of the date of this prospectus. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), the Central Bank of Brazil, the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía) (INEGI), the Central Bank of Mexico, the Central Bank of Honduras, the World Gold Council, Wood Mackenzie, BHP Insights and S&P Global, among others.

Special Note Regarding Non-IFRS Accounting Standards Financial Measures

This prospectus presents our Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA by segment, Net Debt, Adjusted Net Income, Cash costs per gold equivalent ounce sold, Cash costs per gold equivalent ounce sold by segment, Adjusted Capex and Adjusted Capex by segment, All in sustaining cash costs per gold equivalent ounce sold (AISC), All in sustaining cash costs per gold equivalent ounce sold by segment (AISC by segment), Adjusted Free Cash Flow  and Cash Conversion and their respective reconciliations for the convenience of investors, which are “Non-IFRS Accounting Standards Financial Measures.”

We present Non-IFRS Accounting Standards Financial Measures when we believe that the additional information is useful and meaningful to investors. A Non-IFRS Accounting Standards Financial Measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS Accounting Standards Measure. These Non-IFRS Accounting Standards Financial Measures are provided to enhance investors’ overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the Non-IFRS Accounting Standards Financial Measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

The presentation of this non-IFRS Accounting Standards financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS Accounting Standards. Non-IFRS Accounting Standards Financial Measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS Accounting Standards. These measures should only be used to evaluate our results of operations in conjunction with the corresponding IFRS Accounting Standards financial measures.

Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by segment

We calculate Adjusted EBITDA and Adjusted EBITDA by segment as (Loss) profit for the year, plus income taxes, plus finance expenses, less other (expense) income, less Change in estimation for mine closure and restoration for properties in care & maintenance, plus depletion and amortization.

Other (expense) income is considered because it encompasses items that are not representative of our core business activities, such as fair value fluctuations of promissory notes and the disposal of assets from non-operational mines.

Change in estimation for mine closure and restoration for properties in care & maintenance is considered due to its non-cash effect. For further information, see note 17 to our audited financial statements included elsewhere in this prospectus.

We calculate Adjusted EBITDA Margin for a given year as Adjusted EBITDA divided by revenue for the respective year.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Our management believes that Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by segment are meaningful for investors as they help to provide additional information on our operating results and profitability, and because Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by segment are meaningful for investors as they provide additional insight into our operating results and profitability. These metrics are commonly reported and widely used by analysts, investors and other interested parties in our industry to assess performance in the ordinary course of business. Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by segment are Non-IFRS Accounting Standards Financial Measures. Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by segment are not substitutes for their component IFRS Accounting Standards measures. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by segment may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by segment to their component IFRS Accounting Standards Measures for the relevant year, see “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

Net Debt

We calculate Net Debt as Loans and debentures (current) plus Loans and debentures (non-current) plus / (less) Derivative Financial Instrument (Swap – Aura Almas (Itaú Bank) and Swap – Aura Almas (BTG Bank)) less cash and cash equivalents less restricted cash.

The Derivative Financial Instrument (Swap – Aura Almas with Itaú Bank and Swap – Aura Almas with BTG Bank) are included in the Net Debt calculation because they were entered into to swap a specific debt (debenture) obligation entered by a subsidiary of the Company from Brazilian reais (the currency in which the debenture was issued) to U.S. dollars. In contrast, the gold derivatives are excluded from the Net Debt calculation as they were contracted with the goal of providing operating cashflow hedging and do not directly affect the Company’s debt position or financial leverage. Our management believes that Net Debt is meaningful for investors as it helps to provide additional information on our financial leverage, our ability to meet our debt obligations and our operational performance. Net Debt is also a measure commonly reported and widely used by analysts, investors and other interested parties in our industry to evaluate performance in the ordinary course of business.

Net Debt is a Non-IFRS Accounting Standards Financial Measure. Net Debt is not a substitute for its component IFRS Accounting Standards measures. Additionally, our calculations of Net Debt may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our Net Debt to its component IFRS Accounting Standards Measures for the relevant date, see “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

Adjusted Net Income

We calculate Adjusted Net Income as (Loss) / Profit for the year plus unrealized (loss)/gain with derivative gold collars minus deferred tax (deferred taxes over non-monetary items).

Unrealized (loss)/gain with derivative gold collars is considered, due to the following reasons:

•	most of these collars are specifically designed for ongoing construction projects in order to protect the payback period; the Company does not enter in gold derivatives on an ongoing basis;

•	the gains or losses are non-cash for each reporting period; and

•	the fair value usually moves materially from year to year, correlated mostly with swings in gold spot prices, and the impact of such fair value changes do not reflect expected future profitability of the Company, since gold price increases drive immediate fair value losses in our financial statements (while future revenues are expected to increase) and gold price reductions drive immediate fair value gains in our financial statements (while future revenues would be expected to decrease).

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The unrealized (loss)/gain on derivative gold collars does not have a tax impact, as it is recognized within a holding company domiciled in a tax-exempt jurisdiction.

Deferred tax (deferred taxes on non-monetary items) is considered because it reflects an accounting adjustment for the consolidated financial statements, reflecting the difference between the Group’s functional currency and the local currency of the operational mines for non-monetary items, and it is a temporary difference that does not have an impact on cash and that does not reflect the operational mines profitability.

Our management believes that Adjusted Net Income is meaningful for investors as it helps to provide additional information on our operating results and profitability prior to considering the effects of certain items or events that vary widely among similar companies and is also a measure commonly reported and widely used by analysts, investors and other interested parties in our industry to evaluate performance in the ordinary course of business.

Adjusted Net Income is a non-IFRS Accounting Standards financial measure. Adjusted Net Income is not a substitute for its component IFRS Accounting Standards measures. Additionally, our calculations of Adjusted Net Income may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our Adjusted Net Income to its component IFRS Accounting Standards Measures for the relevant year, see “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment

We calculate Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment as cost of goods sold less depletion and amortization divided by gold equivalent ounces sold.

Gold equivalent ounces, or “GEO,” is calculated by converting the production of silver and copper into gold using a ratio of the prices of these metals to that of gold. The prices used to determine the GEO are based on the weighted average price of silver and copper realized from sales at the Aranzazu Mine during the relevant period.

Our management believes that Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment are meaningful for investors as they help to provide additional information on our performance with transparent insights into the direct and total costs associated with gold production. Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment are also measures commonly reported in our industry to evaluate performance in the ordinary course of business.

Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment are non-IFRS Accounting Standards Financial Measures. Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment are not substitutes for their component IFRS Accounting Standards Financial Measures. Additionally, our calculations of Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment to their component IFRS Accounting Standards Measures for the relevant date, see “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

Adjusted Capex and Adjusted Capex by segment

We calculate Adjusted Capex and Adjusted Capex by segment as the sum of purchases of Property, plant and equipment related to the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments, deducted from purchases of Property, plant and equipment of these segments we define as expansion capex.

Expansion capex refers to specific projects recorded under our property, plant, and equipment accounts aimed at either: (i) expanding our mineral portfolio, such as the full or partial acquisition of new companies or mines, acquisition of new mineral rights or options to acquire such rights within existing projects and operations, and the acquisition or securing of access to land and properties intended for developing or opening new mines or pits within existing operations; or (ii) pre-stripping activities in existing or new mines that deliver economic benefits over a period exceeding 12 months; or (iii) increasing overall production capacity, including the construction of new mines and investments in the existing operations specifically intended to expand installed mining or plant throughput capacity.

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Our management believes that Adjusted Capex and Adjusted Capex by segment are meaningful for investors, as they provide valuable insight for calculating other non-IFRS Accounting Standards Financial Measures and help reflect the total sustainable costs of producing GEO from current operations at current installed production capacities and current production throughout rates.

Adjusted Capex and Adjusted Capex by segment are not substitutes for their component IFRS Accounting Standards Financial Measures. Additionally, our calculation of Adjusted Capex and Adjusted Capex by segment may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our Adjusted Capex and Adjusted Capex by segment to their component IFRS Accounting Standards Measures for the relevant year, see “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

All in sustaining cash costs per gold equivalent ounce sold (AISC) and All in sustaining cash costs per gold equivalent ounce sold by segment (AISC by segment)

We calculate AISC and AISC by segment as the cost of goods sold less depletion and amortization, plus Adjusted Capex, plus general and administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments less depreciation and amortization from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine less care and maintenance expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine less corporate cost sharing expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine plus lease payments divided by gold equivalent ounces sold.

Expansion capex is deducted from AISC and AISC by segment. These are Non-IFRS Accounting Standards Financial Measures that are designed to reflect the costs associated with maintaining and sustaining current production levels. In contrast, expansion-related costs are considered growth or investment, rather than ongoing operational costs tied to maintaining existing production.

Care and maintenance expenses from the Minosa Mine, Apoena Mine Aranzazu Mine and Almas are excluded because they refer specifically to a portion of the Apoena Mine that is not in production, not part of the current production site complex and is currently held for sale. Corporate cost-sharing expenses from the Minosa Mine, Apoena Mine, Aranzazu and Almas Mine are excluded to provide a transparent view of the costs required to run and sustain operations at each site level, without the influence of corporate oversight costs; this approach also enhances comparability of operational efficiency across the company’s assets and with peer companies.

Our management believes that AISC and AISC by segment are meaningful for investors as they help to provide additional information on our performance and represent the total sustainable costs of producing gold from current operations. AISC and AISC by segment are also measures commonly reported in our industry to evaluate performance in the ordinary course of business.

AISC and AISC by segment are non-IFRS Accounting Standards Financial Measures. AISC and AISC by segment are not substitutes for their component IFRS Accounting Standards Financial Measures. Additionally, our calculations of AISC and AISC by segment may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our AISC and AISC by segment to their component IFRS Accounting Standards Measures for the relevant year, see “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

Adjusted Free Cash Flow

We calculate Adjusted Free Cash Flow as net cash generated by operating activities less Adjusted Capex.

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Our management believes that Adjusted Free Cash Flow is meaningful for investors as it helps to provide additional information on our underlying cash generation performance after accounting for the capital expenditures needed to maintain our current operations. Adjusted Free Cash Flow is widely used by analysts, investors and other interested parties in our industry to evaluate cash generation performance in the ordinary course of business.

Expansion capex is deducted from Adjusted Free Cash Flow as it is a Non-IFRS Accounting Standards Financial Measure designed to evaluate cash generation performance with maintaining and sustaining current production levels and provides additional information on our underlying cash generation performance. In contrast, expansion-related costs are considered growth or investment, rather than ongoing operational costs tied to maintaining existing production.

Adjusted Free Cash Flow is a Non-IFRS Accounting Standards Financial Measure. Adjusted Free Cash Flow is not a substitute for its component IFRS Accounting Standards Financial Measures. Additionally, our calculations of Adjusted Free Cash Flow may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our Adjusted Free Cash Flow to its component IFRS Accounting Standards Financial Measures for the relevant year, see “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

Cash Conversion

We calculate cash conversion as net cash generated by operating activities less Adjusted Capex divided by Adjusted EBITDA.

Our management believes that cash conversion is meaningful for investors as it helps to provide additional information on how quickly and efficiently we can turn out Adjusted EBITDA into actual cash flow. Cash conversion is widely used by analysts, investors and other interested parties in our industry to evaluate the ability to turn operating profits into actual cash flow in the ordinary course of business.

Expansion capex is deducted from cash conversion as it is a Non-IFRS Accounting Standards Financial Measure designed to evaluate the ability to turn operating profits into actual cash flow in the ordinary course of business and provides additional information on our underlying cash generation performance. In contrast, expansion-related costs are considered growth or investment, rather than ongoing operational costs tied to maintaining existing production.

Cash conversion is a Non-IFRS Accounting Standards Financial Measure. Cash conversion is not a substitute for its component IFRS Accounting Standards Financial Measures. Additionally, our calculations of cash conversion may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our cash conversion to its component IFRS Accounting Standards Financial Measures for the relevant year, see “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

Rounding

We have made rounding adjustments to reach some of the figures included in this prospectus. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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Scientific and Technical Information

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

This prospectus refers to estimated mineral reserves and mineral resources, including inferred mineral resources, indicated mineral resources, measured mineral resources, probable mineral reserves and proven mineral reserves. See “—Certain Definitions” for the definition of those terms.

The Mineral Reserve estimates were prepared in accordance with Subpart 1300 of Regulation S-K, or “S-K 1300,” using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit.

The estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary with specific reserve sources and are influenced by several factors including deposit type, deposit shape and mining methods. The estimate of mineral reserves and mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Unless the context otherwise requires, all references in this prospectus to “qualified person(s)” are to qualified persons as defined in S-K 1300. Our disclosure relating to exploration results, mineral resources, mineral reserves and exploration targets is based on supporting documentation prepared by qualified persons. Technical report summaries for each of our material mining operations have been prepared by qualified persons, as described herein, and are included as exhibits to the registration statement of which this prospectus forms a part.

Qualified Persons Statement

Some scientific and technical information contained herein was derived from certain technical reports prepared by qualified persons. In particular:

•	Information relating to the Aranzazu Mine is derived from the technical report summary, entitled “S-K 1300 Technical Report Summary on the Aranzazu Mine, Zacatecas, Mexico,” issued March 28, 2025, with an effective date of December 31, 2024, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person under S-K 1300. The scientific and technical information related to the Aranzazu Mine contained in the S-K 1300 Report and reproduced in this prospectus has been approved by the qualified person. All scientific and technical information regarding Aranzazu Mine that is included in this prospectus, but not derived from our S-K 1300 Report, has been reviewed and approved by the qualified person.

•	Information relating to the Minosa Mine is derived from the technical report summary, entitled “S-K 1300 Technical Report Summary, San Andres Mine, Department of Copan, Honduras,” issued March 28, 2025, with an effective date of December 31, 2024, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person under S-K 1300. The scientific and technical information related to the Minosa Mine contained in the S-K 1300 Report and reproduced in this prospectus has been approved by the qualified person. All scientific and technical information regarding Minosa Mine that is included in this prospectus, but not derived from our S-K 1300 Report, has been reviewed and approved by the qualified person.

•	Information relating to the Apoena Mine is derived from the technical report summary, entitled “Apoena Mine (EPP Complex) Mineral Resource and Mineral Reserve,” issued March 28, 2025, with an effective date of October 31, 2023, prepared by Porfirio Cabaleiro Rodriguez, Luiz Eduardo Campos Pignatari, Farshid Ghazanfari, Homero Delboni Junior, and Branca Horta de Almeida Abrantes as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The scientific and technical information related to the Apoena Mine contained in the S-K 1300 Report and reproduced in this prospectus has been approved by those qualified persons. All scientific and technical information regarding Apoena Mine that is included in this prospectus, but not derived from our S-K 1300 Report, has been reviewed and approved by those qualified persons.

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•	Information relating to the Almas Mine is derived from the technical report summary, entitled “S-K 1300 Technical Report Summary, Almas Project, Tocantins State, Brazil,” issued April 10, 2025, with an effective date of December 31, 2024, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person under S-K 1300. The scientific and technical information related to the Almas Mine contained in the S-K 1300 Report and reproduced in this prospectus has been approved by the qualified person. All scientific and technical information regarding Almas Mine that is included in this prospectus, but not derived from our S-K 1300 Report, has been reviewed and approved by the qualified person.

•	Information relating to the Matupá Mine is derived from the technical report summary, entitled “Technical Report Summary on the Feasibility Study for the Matupá Gold Project, Matupá Municipality, Mato Grosso, Brazil,” issued March 28, 2025, with an effective date of August 31, 2022, prepared by F. Ghazanfari. P. Geo. (Aura Minerals), L. Pignatari, P.Eng. (EDEM, Consultants, Brazil), and H. Delboni Jr. P.Eng. (Independent Mining Consultant, Brazil) as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The scientific and technical information related to the Matupá Mine contained in the S-K 1300 Report and reproduced in this prospectus has been approved by those qualified persons. All scientific and technical information regarding Matupá Mine that is included in this prospectus, but not derived from our S-K 1300 Report, has been reviewed and approved by those qualified persons.

•	Information relating to the Borborema Mine is derived from the technical report summary, entitled “Feasibility Study Technical Report for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil,” issued March 28, 2025, with an effective date of January 31, 2023, prepared by B. Tomaselli B.Sc., FAusIMM (Deswik, Belo Horizonte, Brazil), SRK Consulting (U.S.), Inc., Denver, USA., F. Ghazanfari. P. Geo. (Aura Minerals), and H. Delboni Jr. P.Eng. (Independent Mining Consultant, Brazil) as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The scientific and technical information related to the Borborema Mine contained in the S-K 1300 Report and reproduced in this prospectus has been approved by those qualified persons. All scientific and technical information regarding Borborema Mine that is included in this prospectus, but not derived from our S-K 1300 Report, has been reviewed and approved by those qualified persons.

Certain Definitions

The following is a glossary of certain industry and other defined terms used in this prospectus:

“Almas” or “Almas Mine” is our gold mine located in the state of Tocantins, Brazil. It comprises three deposits: Paiol, Vira Saia, and Cata Funda – along with several exploration targets such as Nova Prata/Espinheiro, Jacobina, and Morro do Carneiro, spread across a total area of 101,000 hectares of mineral rights.

“Apoena” or “Apoena Mine” is our mining complex located in the southwest of Mato Grosso state, near Pontes e Lacerda in Brazil, which consists of the following gold deposits: Lavrinha open-pit mine (“Lavrinha”), the Ernesto open-pit mine (“Ernesto”), the Japonês open-pit mine, the Nosde open-pit mine, and several other near mine open-pit prospects including Bananal North, Bananal South, Japonês West, and Pombinhas, among others.

“Aranzazu” or “Aranzazu Mine” is our underground copper mine that produces gold and silver as a by-product. It is located within the Municipality of Concepcion del Oro in the State of Zacatecas, Mexico, near the northern border with the State of Coahuila.

“B3” means B3 S.A. – Brasil, Bolsa, Balcão, a stock exchange located in São Paulo, Brazil.

“BDRs” means our Brazilian Depositary Receipts, which are listed on the B3 under the symbol “AURA33”, each three BDRs representing one common share.

“Beneficiation” means a variety of processes whereby extracted ore from mining is reduced to particles that can be separated into ore-mineral and waste, the former suitable for further processing or direct use.

“Board” or “Board of Directors” means the board of directors of Aura Minerals Inc.

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“Borborema” is our open pit gold mine, located in the municipality of Currais Novos, Rio Grande do Norte state, in the northeast of Brazil.

“Brazil” means the Federative Republic of Brazil and the phrase

“Brazilian government” refers to the federal government of Brazil.

“CAGR” means compound annual growth rate. CAGR is equal to the final amount divided by the initial amount, raised to the power of 1 divided by the number of years minus one and multiplied by 100 to convert the result to a percentage. Our historical growth rates do not guarantee future results, levels of activity, performance or achievements.

“Central Bank of Brazil” means Banco Central do Brasil, or the Central Bank of Brazil.

“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).

“Concentration” means the physical, chemical or biological process to increase the grade of the metal or mineral of interest.

“Constant Price” is a method of converting our copper and silver production or sales volume, today by-products from our Aranzazu mine, into GEO based on fixed metal prices. This approach eliminates the impact of metal price fluctuations when comparing production or sales figures across different periods. Using constant prices allows for a consistent and meaningful comparison of gold equivalent production or sales over time. It ensures that differences in GEO production or sales between two periods reflect changes in actual physical metal production or metal sales, and not changes due to fluctuations in commodity prices among the periods. GEO at constant price for previous period, to be compared to GEO for current period, is copper production or sales volume previous period multiplied by copper prices current period plus silver production or sales volume for previous period multiplied by silver prices from current period divided by gold price for current period.

“Copper” a reddish-brown metallic element. Copper is highly conductive, both thermally and electrically. It is highly malleable and ductile and is easily rolled into sheet and drawn into wire.

“Copper Concentrate” is material produced by concentration of copper minerals contained in the copper ore. It is the raw material used in smelters to produce copper metal.

“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

“Economically viable”, when used in the context of mineral reserve determination, means that the qualified person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the mineral reserve is economically viable under reasonable investment and market assumptions.

“Era Dorada” is a gold deposit located in Jutiapa, Guatemala.

“Exploration target” is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralization for which there has been insufficient exploration to estimate a mineral resource.

“GEO” is calculated by converting the production of silver and copper into gold using a ratio of the prices of these metals to that of gold. The prices used to determine the GEO are based on the weighted average price of silver and copper realized from sales at the Aranzazu Mine during the relevant period.

“Gold” is a precious metal sometimes found free in nature, but usually found in conjunction with silver, quartz, calcite, lead, tellurium, zinc or copper. It is the most malleable and ductile metal, a good conductor of heat and electricity and unaffected by air and most reagents.

“IBGE” means Instituto Brasileiro de Geografia e Estatística, or the Brazilian Institute of Geography and Statistics.

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“Indicated Mineral Resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

“Inferred Mineral Resource” or “Inferred” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

“Matupa” is our gold project located in the northern part of the state of Mato Grosso, Brazil and consists of three deposits: X1, Serrinhas (gold), and Guarantã Ridge (base metal).

“Measured Mineral Resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

“Measured and Indicated” or “M&I” Combination of Measured and Indicated mineral resources.

“Mineral deposit(s)” is a mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work.

“Mineral reserve” is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

“Mineral resource” means a concentration or occurrence of materials of economic interest in or on the earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

“Minosa” or “Minosa Mine” is our open-pit heap leach gold mine located in the highlands of western Honduras. The mine is situated in the municipality of La Union, Department of Copan, approximately 150 km southwest of the city of San Pedro Sula.

“MT” means million metric tons.

“Mtpy” means million metric tons per year.

“NSR” means Net Smelter Returns.

“Open-pit mining” means a method of extracting rock or minerals from the earth by their removal from an open pit. Open-pit mines for extraction of ore are used when deposits of commercially useful minerals or rock are found near the surface; that is, where the overburden surface material covering the valuable deposit is relatively thin, or the material of interest is structurally unsuitable for underground mining.

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“Probable mineral reserves” means the economically mineable part of an indicated and, in some cases, a measured mineral resource.

“Proven mineral reserves” means the economically mineable part of a measured mineral resource and can only result from conversion of a measured resource.

“Probable and Proven” or “P&P” means the sum of Probable mineral reserves and Proven mineral reserves.

“ROM” means Run-of-mine. Ore in its natural (unprocessed) state, as mined, without having been crushed.

“São Francisco” is part of Apoena and is an open-pit heap leach gold mine located in the southwest of the state of Mato Grosso, Brazil, approximately 560 km west of Cuiaba, the state capital. This mine is currently under care and maintenance and held for sale.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Silver” means a ductile and malleable metal used in photography, coins and medal fabrication, and in industrial applications.

“Tolda Fria” is our gold project located in the department of Caldas, Colombia. The project has a total of 6,624 hectares in mineral rights and we are generating potential targets through early-stage exploration. This project is under care and maintenance.

“Troy ounce” one troy ounce equals 31.103 grams.

“TSX” means the Toronto Stock Exchange.

“Underground mining” means mineral exploitation in which extraction is carried out beneath the earth’s surface.

“United States” or “U.S.” means the United States of America.

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Prospectus Summary

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common shares. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements, and the notes thereto, included elsewhere in this prospectus, before deciding to invest in our common shares.

Overview

We are an Americas gold and copper production company with a significant portfolio of mining operations. Our mission is to deliver long-term value by unlocking operational efficiencies, responsibly growing our portfolio with a focus on return on invested capital, responsible mining practices and a commitment to sustainability. We operate with a decentralized culture, supported by a lean corporate team that ensures agile and dynamic management and decision-making processes, focused on high operational sustainability compliance standards.

We believe that our success as a gold and copper mining company is the result of a combination of strategic acquisitions, mine expansions and development and efficiency improvements. Backed by a traditional Brazilian family of seasoned gold-focused entrepreneurs and mine developers, as well as a new management team, we have undergone a significant transformation since 2016, enhancing our profitability, replenishing resources and even extending the life-of-mine (LOM) across our operating assets, while also facilitating inorganic expansion – consistently guided by a disciplined commitment to value creation and sustainable growth.

We have a track record of expanding and building new mines on-time and on-budget, with ramp-up capabilities, consistent cash flow generation and dividend payments while delivering an attractive return on investment. Our disciplined cost management ensures efficiency in reserve development while we strive to serve as the benchmark for operational security and excellence in project development. Strategically, we prioritize high-IRR (Internal Rate of Return) growth opportunities, balancing capital appreciation with reliable dividend distributions.

We currently operate four wholly-owned operating mines and one mine in ramp-up phase. Our operating mines are the Aranzazu copper-gold-silver mine in Mexico, the Apoena and Almas gold mines in Brazil and the Minosa gold mine in Honduras. Additionally, we own and operate the Borborema gold mine in Brazil, which is currently in its ramp-up phase and is expected to achieve commercial production by the third quarter of 2025.

In addition to our operating mines, our main development projects are the Era Dorada gold project in Guatemala and the Matupá gold project in Brazil. We have significant exploration potential, owning over 630,000 hectares of mineral rights, and we are currently advancing multiple near-mine and regional targets along with the Carajás (Serra da Estrela) copper project in the prolific Carajás region of Brazil.

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Notes:	To calculate last twelve months (LTM), we aggregate the results for the year ended December 31, 2024 with the results for the three months ended March 31, 2025 less the results for the three months ended March 31, 2024.

(1)	The revenue breakdown by product is as follows: Gold, totaling US$421.0 million and Copper-Gold Concentrate, totaling US$205.4 million.

In recent years, we have delivered growth, profitability and operational efficiency, reflecting our success and commitment to generating sustainable value. This is evidenced by our significant increase in net cash generated by operating activities and Adjusted Free Cash Flow in recent periods, reaching US$41.2 million and US$29.1 million, respectively, in the three months ended March 31, 2025 (with a cash conversion from Adjusted EBITDA of 35.7%) and US$222.2 million and US$178.2 million, respectively, in the year ended December 31, 2024 (with a cash conversion from Adjusted EBITDA of 66.8%). Concurrently, we have enhanced our shareholder returns through increased dividend distributions and share repurchase programs, resulting in a 7.9% dividend yield in the year ended December 31, 2024. We have been successful in acquiring, developing and optimizing mining assets, driving portfolio expansion and enhancing productivity across our operations.

		For the twelve months ended March 31,(4)	For the three months ended March 31,		For the year ended December 31,
Key Operational & Financial Highlights	Unit	2025	2025	2024	2024	2023	2022
Production	GEO ‘000	259.1	60.1	68.2	267.2	235.9	243.0
Revenue	US$ millions	623.9	161.8	132.1	594.2	416.9	392.7
Gross profit	US$ millions	283.0	78.4	46.7	251.3	126.0	125.7
Operating Income	US$ millions	236.3	67.4	36.5	205.4	87.0	88.2
(Loss) / Profit for the year	US$ millions	(94.3)	(73.2)	(9.2)	(30.3)	31.9	66.5
Adjusted Net Income	US$ millions	87.7	30.2	11.2	69.2	62.4	79.6
Adjusted EBITDA	US$ millions	295.0	81.4	52.8	266.8	134.1	133.8
Adjusted EBITDA Margin	%	47.3%	50.3%	40.0%	44.9%	32.2%	34.1%
Net cash generated by operating activities	US$ millions	237.5	41.2	25.9	222.2	124.9	96.4
Adjusted Free Cash Flow(1)	US$ millions	192.4	29.1	13.5	178.2	80.4	57.5
Cash Conversion(2)%		65.0%	35.7%	25.4%	66.8%	60.0%	43.0%
Cash Cost per gold equivalent ounce sold	(US$/GEO)	1,077	1,149	1,003	1,041	1,043	897
AISC	(US$/GEO)	1,361	1,461	1,287	1,320	1,325	1,118
Dividend Yield plus buybacks(3)%		11%	11%	7.0%	7.9%	5.4%	5.9%

(1)	Adjusted Free Cash Flow is calculated as net cash generated by operating activities less Adjusted Capex. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

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(2)	Cash Conversion is calculated as net cash generated by operating activities less Adjusted Capex divided by Adjusted EBITDA. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

(3)	Including shares and BDR buybacks. We calculate dividend yield as the announced dividend per share divided by the TSX share price (converted to US$) on the announcement date (dividend yield = dividend per share / share price at announcement date). The buyback yield is calculated as the total value of shares repurchased in the period divided by the average market capitalization on a given year in each case using the TSX share price converted to US$ (buyback yield = buybacks reported / average market capitalization for a given year). The dividend yield + buyback yield is the sum of the dividend yield and the buyback yield for the reporting period.

(4)	To calculate the last twelve months (LTM) ended March 31, 2025, we aggregate the results for the year ended December 31, 2024 with the results for the three months ended March 31, 2025 less the results for the three months ended March 31, 2024.

Company Description

Operations

Our asset base grants us access to diverse geological regions each with a long history of mining activities and with mining regulations that traditionally have been favorable to the mining sector. Our gold is commercialized in the form of bullions – mined, processed and refined by us – and concentrates to international blue-chip brokers, trading firms and refineries.

We believe that operating in several geographies, each of which are located within democratic countries, provides us with the advantage of diversifying our political, social and macroeconomic risks.

In the map below, we present the geographic footprint of our operating mines, development projects and exploration initiatives:

Assets in Operation and Ramp-up

Aranzazu – an underground copper mine operation, producing gold and silver as by-products, located within the Municipality of Concepcion del Oro in the State of Zacatecas, Mexico, near its northern border with the State of Coahuila. The property is situated in a rugged mountainous area and can be accessed either from the city of Zacatecas, located 250 km to the southwest, or from the city of Saltillo, located 112 km to the northeast, in the State of Coahuila.

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Apoena – a mining complex located in the southwest of the state of Mato Grosso, Brazil, near Pontes e Lacerda which consists of the following gold mines: the Lavrinha open-pit mine, or “Lavrinha,” the Ernesto open pit mine, or “Ernesto,” the Japonês open pit mine, the Nosde open pit mine and the near open-pit mine prospects Japonês Oeste, Pombinhas and several other potential prospects.

Minosa – an open-pit heap leach gold mine located in the highlands of western Honduras, in the municipality of La Union, Department of Copan, approximately 150 km southwest of the city of San Pedro Sula.

Almas – an open pit gold operation located in the state of Tocantins, Brazil, that consists of three deposits (Paiol, Vira Saia and Cata Funda) and several exploration targets, including Nova Prata/Espinheiro, Jacobina and Morro do Carneiro, a total area of 101,000 hectares of minerals rights.

Borborema Project – a greenfield open pit gold project, located in the municipality of Currais Novos, Rio Grande do Norte state, in the northeast of Brazil. Aura completed a Feasibility Study in August 2023 for this project, which indicated anticipated production of 748,000 ounces of gold over an 11.3-year mine life, with possibilities for even greater output. This project has probable mineral reserves of 812,000 oz gold, and a mineral resource profile that consists of 63.7 Mt at average grades of 1.01 g/t for 2,077 koz of indicated mineral resources (inclusive of probable mineral reserves) and 10.9 Mt at average grade of 1.13 g/t for 393 koz of inferred mineral resources. We have undertaken initial measures to start obtaining permits to move a road which crosses a portion of the deposit. Upon the road’s successful relocation, there would exist the potential to convert additional indicated mineral resources into probable mineral reserves (in addition to the current probable mineral reserves), depending on certain factors, such as gold price and exchange rate, among others. We announced on March 27, 2025 the beginning of the ramp-up phase of Borborema, which we expect to reach commercial production during the third quarter of 2025.

The following table sets out a summary of our assets in operation and ramp-up:

	Aranzazu	Minosa	Apoena	Almas	Borborema
Country	México	Honduras	Brazil	Brazil	Brazil
State/Province	Zacatecas	Copán	Mato Grosso	Tocantins	Rio Grande do Norte
LOM	9 years	4 years	4 years	10 years	11 years
Metals	Copper, gold, and silver	Gold (it also produces silver in small quantities)(4)	Gold (it also produces silver in small quantities) (4)	Gold	Gold
Stage	Operational	Operational	Operational	Operational	Ramp up
Mine Type	Underground	Open pit	Open-pit	Open pit	Open pit
Private Royalties or Streaming(1)	Yes (Royalty)	No	Yes (Royalty)	Yes (Royalty)	Yes (Royalty)
Economic Rights	100%	100%	100%	100%	100%
Production in year ended December 31, 2024 (GEO(2))	97,558 GEO	78,372 GEO	37,173 GEO	54,129 GEO	n.a.(3)
% of Net Revenue	33.1%	29.9%	37.0%		n.a.(3)
Production in three months ended March 31, 2025 (GEO(2))	20,456 GEO	17,654 GEO	8,876 GEO	13,101 GEO	n.a.
% of Net Revenue	31.1%	29.6%	39.3%		n.a.
Production in the last twelve months ended March 31, 2025	93,013 GEO	76,840 GEO	33,943 GEO	55,335 GEO	83,000 GEO(5)

(1)	We consider “private royalties” to be those payments made to the owners of the properties that do not belong to the Company, as well as payments to some previous project owners, in accordance with the terms of each purchase agreement. We consider “streaming” to be the amortization of structured debt to be paid as a percentage of the NSR. We do not currently have any streaming agreements in place.

(2)	Copper and silver production are treated as Gold Equivalent ounce (GEO). GEO is calculated by converting the productions of silver and copper into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained in sales of the Aranzazu unit during the reported period.

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(3)	Borborema mine is in ramp-up phase.

(4)	The production volume of silver is not material.

(5)	Considers the full production capacity of 83k GEO per year, expected for the first three years of operation.

Projects under Development

In addition, we hold 100% of the economic rights in the following projects:

•	Matupá Project, or “Matupa” – a gold project located in the northern part of the state of Mato Grosso, Brazil which consists of three deposits: X1 (gold), Serrinhas (gold), and Guarantã Ridge (base metal). The main focus for exploration was the X1, a 350-meter-long deposit which resulted in a mineral resource. Matupá’s claims consist of multiple exploration targets, including a copper porphyry target, in a total area of 62,500 hectares of mineral rights. Two additional exploration prospects acquired in 2024 are being advanced nearby, which include the Pé Quente Project, located 34 km from X1. As of the date of this prospectus, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the exploration prospects as being delineated as a mineral resource. A qualified person has not done sufficient work to validate historical data and historical estimates and has not reviewed or provided any opinion about the accuracy of the underlying data or any parameters used to estimate or calculate the historical estimates. In order to update or verify historical estimates, drilling in Pé Quente is in progress.

•	Era Dorada Project, or “Era Dorada” or “Cerro Blanco” – a near-surface gold deposit located in Jutiapa, Guatemala. Era Dorada has two historical Feasibility Studies for either an open pit or an underground project. Within the Era Dorada Project, Aura also owns the Mita Geothermal project, which is an advanced-stage, renewable energy project licensed to produce up to 50 megawatts of power. Following our acquisition of Bluestone Resources, or “Bluestone,” we hold 100% of the interest in this project. On June 17, 2024, Bluestone received a notice from the Guatemalan Ministry of Environment (MARN) challenging the approval procedure for the open pit mining method at Era Dorada. In response, Bluestone has publicly stated its belief that the environmental permit amendment met and exceeded the applicable requirements.

Other Projects and Mines

•	Aura Carajás, or the “Serra da Estrela Project” – a permitted exploration target of 9,805 hectares, located in the Carajás area of the state of Pará, Brazil. It includes mineralization targets of iron-copper-gold oxide, or “IOCG” deposits along a 6 km strike with nine historical boreholes, composing a total of 2,552 meters. Aura has acquired exploration rights and options to test continuity and economic grades in the target area.

•	Tolda Fria Project, or “Tolda Fria” – a gold project located in the department of Caldas, Colombia. This project has a total of 6,624 hectares in rights minerals and we have been generating potential targets through early-stage exploration. Currently, this project is under care and maintenance.

•	São Francisco Project, or “São Francisco” – part of Apoena, it is an open-pit gold mine and leaching located in the southwestern state of Mato Grosso, Brazil, approximately 560 km west of Cuiabá, the state capital. Currently, this mine is under care and maintenance.

For more detail on our mines, see “Mining Properties” and the technical reports included as exhibits to the registration statement of which this prospectus forms a part.

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Competitive Strengths

Technically oriented team, Aura’s best asset

We are led by a senior management team of seasoned professionals with significant industry experience.

Our Board of Directors has complementary skills, from experience in the mining sector to entrepreneurial activities, with the Chairman of our Board and controlling shareholder, Paulo Brito having founded other companies that have become a global reference in the mining sector. Mr. Brito is a seasoned entrepreneur and mine developer who has founded and led several companies throughout his career. He was the founder and principal shareholder of Yamana Gold. In addition to Yamana, he established Mineração Santa Elina Indústria e Comércio S.A., a mining firm focused on the development, exploration, and research of various minerals. Among Mineração Santa Elina’s notable projects is Ligga, a high-grade iron ore deposit in Carajás, Brazil. Brito has also played a significant role in developing several other key mining projects, including Riacho dos Machados, Santa Luz, Fazenda Brasileira, Chapada, Serrote, and Mundial. These assets are now operated by industry leaders such as Vale, Lundin, Equinox, and others, reflecting his enduring impact on the global mining sector.

Subject to certain parameters set by our senior management, our local operations teams are empowered with the responsibility and authority to make the operational decisions at their respective mines. We believe that this structure contributes to a better dynamic of accountability, increased operational efficiency and professional development, and incentivizes innovation. This design allows our senior management to focus on the management of: (i) people, (ii) capital, (iii) performance, (iv) strategy, (v) compliance and controls, and (vi) growth, in addition to monitoring the main performance and safety indicators of our mines.

Our culture (Aura 360 Culture)

We are focused on mining in complete terms – thinking holistically on how our business impacts and benefits everyone around us: our company, our shareholders, our employees and the countries and communities we serve. Our culture is embodied in our mandala, which is built by three axes and three concentric hoops. The hoops represent our clients (outer hoop), values (middle hoop), and practices (inner hoop). This represents the common thread that brings us together, strengthening our business and making a positive contribution to shaping a better world, both for the present and the future.

We believe that we uphold high standards in ESG (environmental, social and governance) performance through our “Aura 360” initiative, which integrates ESG principles into every aspect of our operations. Examples of our commitment are the core of everything we do, and can be seen in our recent achievements, including zero lost-time accidents in 2023 across all operations, only one minor lost-time accident in 2024, and zero lost-time accidents in 2025 to-date, the use of predominantly renewable electricity in all of our business units, and numerous and impactful environmental and community initiatives aimed at creating positive and lasting impacts.

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At Aura, growth and sustainability progress hand-in-hand. Our Aura 360 Culture embodies an innovative and decentralized management model, whereby each operation is empowered to make decisions aligned with our organization’s strategic objectives. The effectiveness of this approach has been recognized on a global scale.

For the second consecutive year, we have been awarded the Socially Responsible Company (ESR) Seal for our operations in Mexico (Aranzazu) and Honduras (Minosa). This prestigious certification, conferred by the Mexican Centre for Philanthropy (CEMEFI) and the Honduran Foundation for Corporate Social Responsibility (FUNDAHRSE), acknowledges companies that exhibit a steadfast commitment to sustainable practices, positive social impact and responsible corporate governance.

Capital allocation focused on return on capital

Our investment approach focuses on selecting assets with the potential to maximize return on invested capital, as contrasted with pursuing sheer scale. Our strategy is to start smaller, manageable projects, systematically de-risk them and then apply the cash flows generated from each project to fund future growth. We believe that this disciplined, step-by-step approach enables sustainable expansion while maintaining strong capital efficiency. We leverage both our experienced, technically oriented team as well as local expertise.

(1)	For each project, internal rate of return, or IRR is calculated using a discounted cash flow (DCF) model based on the projected cash flows over the project’s expected life of mine. Key inputs include: (a) initial capital investment; (b) annual projected cash flows; (c) project life assumptions (based on the technical reports). For the Almas project, it is based on the NI 43.101 Feasibility Study published on March 10, 2021, implying an unleveraged after-tax payback of approximately 1.6 years; for Matupá, it is based on the NI 43.101 Feasibility Study published on November 18, 2022,; for Borborema, it is based on a management simulation with a gold price of US$2,600 per ounce and maintaining all other assumptions of the existing NI 43.101 Feasibility Study.

Diversified portfolio with a well-balanced mix of operating and development assets

We have a combination of both (i) established, profitable operating assets, most of which have the potential for future expansion, as well as (ii) development projects which we plan to convert into operating assets in the coming years. We believe that with the potential expansion of our current production combined with our new projects, we can deliver consistent value while sustainably growing our operations.

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Overall, our portfolio of operating assets is focused on gold production, supplemented with our copper production. We believe that gold has the additional advantage of serving as an inflation hedge owing to its supply scarcity and diverse use-cases, from a reserve asset commonly used to store value, to practical applications in jewelry and as a technology component.

Proven track-record of value creation through several sources

We have invested more than US$406 million of exploration and expansion capex since January 1, 2022 until March 31, 2025, increasing our mineral resources and reserves, returning US$218 million to our shareholders in dividends and buybacks since January 1, 2021.

Case Study: Aranzazu Turn-around

In January 2015, the Aranzazu operations were put in care and maintenance due to a combination of underperformance, higher costs and low copper prices.

In 2017, we reassessed this mine with new geology, metallurgy, geotechnical and a new feasibility study with a focus on the first 5 years, which life-of-mine was later expanded. In 2018, we implemented the planned changes and achieved commercial production by December of that year. Since then, numerous improvements have been made, including more selective mining methods, ground control for stope stability and dilution prevention, enhanced mine infrastructure to reduce operational interruptions, and better metallurgical controls and plant process adjustments to increase productivity and recoveries for all metals.

In 2021, we increased Aranzazu plant production capacity by 30% with a minimal investment in a plant that has been in operation for decades. As a result, Aura is now producing more than double the amount of copper concentrate at a lower cost compared to the period before the mine was placed in care and maintenance, achieving a life-of-mine of 10 years.

Case Study: Apoena

Apoena is an open-pit mine located in the State of Mato Grosso, Brazil. It was put in care and maintenance by Yamana due to underperformance and low life-of-mine before being acquired by Aura. Since Aura acquired it, significant improvements have been made in geological interpretation, structural analysis and geometallurgy. Additionally, the mining method was changed to maximize the deposit value by shifting from unproductive and high cost underground mining to a selective open pit mine.

After seven years of producing between 37,000 to 68,000 ounces per year, we now have an approximate additional seven years of life-of-mine due to our continuous and efficient exploration investments.

Case Study: Almas

Almas is Aura’s first greenfield project, which was developed on time (in only 16 months) and substantially on budget (US$77 million). The ramp-up was achieved in 2023 in just 5 months, operating commercially at 4,000 tpd (tons per day) with a recovery ratio above 90%.

By the end of 2023, Almas was not only operating above its nominal capacity, but also embarked on an expansion to increase its capacity from 1.3 to 1.5 million tons.

In 2024, Almas had the lowest all in sustaining cash costs per gold equivalent ounce sold among all of Aura’s mines in production, and Almas’ production exceeded the expectation set out in its 2021 Feasibility Study.

Ability and commitment to deliver cash generation and high return on capital

We believe that Aura distinguishes itself as a fast-growing, cost-competitive, efficient and high cash generation miner when compared to the largest companies in the gold mining sector, resulting from our unique combination of disciplined capital allocation, operational excellence and our focus on value creation across all stages of our portfolio.

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(1)	Median of top 5 largest gold mining companies by produced gold ounces in 2024, which consists of Newmont Corporation, Agnico Eagle Mines Limited, Barrick Gold Corporation, AngloGold Ashanti plc and Kinross Gold Corporation, or the “Top 5 Gold Mining Companies.”

(2)	As reported by each company.

(3)	Cash Conversion is calculated as net cash generated by operating activities less Adjusted Capex divided by Adjusted EBITDA. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

(4)	Including shares and BDR buybacks. We calculate dividend yield as the announced dividend per share divided by the TSX share price (converted to US$) on the announcement date (dividend yield = dividend per share / share price at announcement date). The buyback yield is calculated as the total value of shares repurchased in the period divided by the average market capitalization on a given year in each case using the TSX share price converted to US$ (buyback yield = buybacks reported / average market capitalization for a given year). The dividend yield + buyback yield is the sum of the dividend yield and the buyback yield for the reporting period.

(5)	Adjusted EBITDA, All in sustaining cash costs per gold equivalent ounce sold (AISC) and Cash Conversion as used by Aura and by the Top 5 Gold Mining Companies are each Non-IFRS Accounting Standards Financial Measures. We believe each of these Non-IFRS Accounting Standards Financial Measures are useful and meaningful to investors, both with respect to Aura and with respect to the Top 5 Gold Mining Companies, for the reasons set out in “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures.” In particular, these metrics are commonly reported and widely used by analysts, investors and other interested parties in our industry to assess performance in the ordinary course of business. We calculated the Adjusted EBITDA, All in sustaining cash costs per gold equivalent ounce sold (AISC) and Cash Conversion of the Top 5 Gold Mining Companies based on publicly available information. However, these Non-IFRS Accounting Standards Financial Measures are not substitutes for their component IFRS Accounting Standards Measures. Additionally, our calculations of Adjusted EBITDA, All in sustaining cash costs per gold equivalent ounce sold (AISC) and Cash Conversion as used by Aura may be different from the calculation used by other companies, including the Top 5 Gold Mining Companies and other competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

Robust and consistent dividend payer in the mining sector

Aura distinguishes itself as a consistent and attractive dividend payer in the global metals and mining industry, returning an aggregate US$218 million to its shareholders through both dividends and share buybacks since January 1, 2021. The table below sets out the historical dividends paid and share buybacks by Aura:

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Notes: Includes shares and BDR buybacks. We calculate dividend yield as the announced dividend per share divided by the TSX share price (converted to US$) on the announcement date (dividend yield = dividend per share / share price at announcement date). The buyback yield is calculated as the total value of shares repurchased in the period divided by the average market capitalization on a given year in each case using the TSX share price converted to US$ (buyback yield = buybacks reported / average market capitalization for a given year). The dividend yield + buyback yield is the sum of the dividend yield and the buyback yield for the reporting period.

Backed by a disciplined capital allocation strategy, strong cash flow generation and a focus on high-return projects, we have established a distribution track record that reflects our commitment to delivering value to our shareholders.

Growth Strategies

Continue improving efficiencies in our mining operations.

(1)	Borborema average of production for the first three years based on the NI 43.101 Feasibility Study Report dated on October 5, 2023.

(2)	Matupá average of production for the first four years based on the NI 43.101 Feasibility Study Report dated on November 18, 2022.

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Focus on growing mineral reserves and mineral resources and LOM expansion through investments in geology and acquisitions, and with additional exploration potential

We have been successful in expanding our mineral resources and mineral reserves. Despite the increase in our production, our additional resources and reserves have comfortably more than replaced the depleted GEO from production. Since 2018, we have delivered 113% production growth (from 112 kGEO for the 12 months ended December 31, 2018 to 259 kGEO for the 12 months ended March 31, 2025) through operational efficiencies, development and inorganic expansion while maintaining attractive exploration upside at competitive costs. We have witnessed a significant increase in our mineral resource and mineral reserve base, through a combination of efficient geological exploration campaigns (for example, 100,000 meters of drilling in 2024) and acquisitions (for example, our acquisition of Borborema).

With over 630,000 hectares in our portfolio and our historically low discovery costs, we have the potential to keep adding mineral resources and mineral reserves and expanding the life-of-mine in most of our operations and projects.

Capitalize on inorganic opportunities in a discipline fashion

We have a solid track-record of acquiring and optimizing operating mines in a value accretive way. We target assets that align with our long-term goals, complementing our existing portfolio and offering potential synergies and operational improvements. We adopt a disciplined approach of undertaking a rigorous due diligence process on the technical, environmental and financial characteristics of target assets, to determine if the proposed investment is within the scope of our expertise.

We are continuously evaluating available opportunities in the market, having recently acquired Borborema in 2022 and Bluestone (Era Dorada) in January 2025.

Recent Developments

On January 13, 2025, we completed the plan of arrangement with Bluestone Resources. Bluestone was the owner of the Era Dorada project, which is a near-surface gold deposit located in Jutiapa, Guatemala. Era Dorada includes two possible projects, including an underground project and an open pit project. See “Business—Our History—Material Acquisitions, Investments and Divestments” and “Mining Properties—Individual Property Disclosure—Era Dorada Project.”

On March 27, 2025 we announced the start of the ramp-up phase of Borborema, which is expected to reach commercial production by the third quarter of 2025.

On May 5, 2025, we declared the payment of a dividend of US$0.40 per common share (approximately US$30 million in total), which exceeded the minimum set by our Dividend Policy (as defined below).

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Risk Factors

Investing in our common shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common shares. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline, and you could lose all or part of your investment. The following is a summary of some of the principal risks we face:

Summary of Risks Relating to Our Business and Industry

•	Our business is subject to market fluctuations, including fluctuations in gold and copper prices, and is dependent on our ability to discover commercial quantities of minerals.

•	Our business is exposed to the cyclicality of global economic activity and requires significant investments of capital.

•	Our actual costs may significantly exceed the estimated costs and economic returns estimated in our preliminary economic assessments and feasibility studies.

•	Failure to achieve production estimates could have a material adverse impact on our future cash flows, profitability, results of operations and financial conditions.

•	Capital and operating cost estimates made in respect of our mines and development projects may be significantly lower than actual capital and operating costs.

•	Our mineral reserve and resource estimates may be materially lower from the volume of materials that we are actually able to recover; our estimates of mine life may be materially lower than actual mine life; more stringent regulations, market price fluctuations and changes in operating and capital costs may render certain mineral reserves and resources uneconomical to mine.

•	We may not be able to replenish our mineral reserves.

•	Delays in the performance of any of the contractors, suppliers, consultants or other persons on which we are dependent in connection with our construction activities, delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms or termination of any required approvals or permits, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines.

Summary of Risks Relating to the Countries in Which We Operate

•	We are subject to risks relating to our significant presence in Latin America, which has experienced, and may continue to experience, adverse economic or political conditions that may materially adversely impact our business, financial condition and results of operations.

•	Illegal activity in the countries in which we operate could negatively impact our reputation and results of operations.

•	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the economies of the countries in which we operate and sell our products and the price of our common shares.

•	Exchange rate volatility in the countries which we conduct operations could materially adversely affect our financial condition and results of operations.

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•	Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in the countries in which we operate, most notably Brazil, Mexico, Honduras and Guatemala which could have a material adverse effect on our business, financial condition and results of operations.

•	Governments have exercised, and continue to exercise, significant influence over the economies in which we operate. This influence, as well as political and economic conditions in the countries in which we operate, could have a material adverse effect on our business, financial condition and results of operations and the price of our common shares.

•	Infrastructure and workforce deficiencies in the countries in which we operate may impact economic growth and have a material adverse effect on our business, financial condition and results of operations.

•	Inflation, government efforts to control inflation and changes in interest rates may hinder the growth of the economies of the countries in which we operate and could have a material adverse effect on us.

Summary of Risks Relating to Our Common Shares and the Offering

•	As a foreign private issuer, we have different disclosure, Nasdaq corporate governance standards and other requirements than U.S. domestic registrants.

•	We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

•	As an “emerging growth company” (as defined in the JOBS Act), we will have reduced disclosure and other requirements that are different than U.S. domestic registrants and non-emerging growth companies.

•	If securities analysts do not publish research or reports about our business or if they downgrade our common shares or securities issued by other companies in our sector, the price and trading volume of our common shares could decline.

•	An active trading market for our securities may not be sustained, and investors may not be able to resell our common shares at or above the price for which they purchased such securities.

•	The market price of our equity securities may be volatile, and your investment could suffer or decline in value.

•	The economic value of your investment may be diluted.

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Our Corporate Structure

The following structure chart sets out our significant subsidiaries.

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Corporate Information

Our corporate name is Aura Minerals Inc. and our commercial name is Aura. Our registered office is located at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. We maintain a head office through our wholly owned subsidiary Aura Technical Services Inc., at 3390 Mary St, Suite 116, Coconut Grove, Florida, 33133. Our telephone number is +1 (305) 239 9332, and our website is https://www.auraminerals.com/. The information contained on our website, any website mentioned in this prospectus, or any website directly or indirectly linked to these websites is not part of, and is not incorporated by reference in, this prospectus. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As such, we may take advantage of reduced disclosure obligations and certain exemptions from requirements that are otherwise generally applicable to public companies, including:

•	an exemption to have only two years of audited financial statements and related financial disclosure;

•	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) with respect to our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	an exemption from the requirements of holding non-binding advisory votes on executive compensation and golden parachute arrangements.

We may take advantage of these provisions until the last day of the fiscal year ending after the fifth anniversary of our initial public offering, or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company on the earliest to occur of (1) the last day of the fiscal year in which we have at least US$1.235 billion in annual revenue, (2) the last day of the fiscal year in which, as of the last business day of the second fiscal quarter, we had an aggregate worldwide market value of our common shares held by non-affiliates of at least US$700 million and (3) the date on which we have issued more than US$1.0 billion of non-convertible debt over a three-year period.

We may choose to take advantage of some or all of these exemptions. We have not taken advantage of any of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings and if we do, the information that we provide shareholders may be different than you might get from other public companies in which you hold equity.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS Accounting Standards, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

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The Offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common shares. You should carefully read this entire prospectus before investing in our common shares including “Risk Factors” and our consolidated financial statements.

Issuer	Aura Minerals Inc.
Selling Shareholders
common shares offered by us	common shares (or common shares if the underwriters’ option to purchase additional common shares is exercised in full).
common shares offered by the selling shareholders	common shares (or common shares if the underwriters’ option to purchase additional common shares is exercised in full).
common shares to be outstanding immediately after this offering	common shares (or common shares if the underwriters’ option to purchase additional common shares is exercised in full).
Voting rights	The common shares will be entitled to one vote per share.
Option to purchase additional common shares	We and the selling shareholders have granted the underwriters the right to purchase up to an additional common shares within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus. We will not receive any proceeds from the sale of common shares by the selling shareholders.
Use of proceeds

We estimate that the net proceeds from the sale of our common shares in this offering will be approximately US$         (or approximately US$             if the underwriters’ option to purchase additional common shares is exercised in full), based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus.

The principal purposes of this offering are to transfer our principal listing venue to a stock exchange in the United States equity market, which we believe will increase the liquidity of our common shares, as well as strengthen and diversify our shareholder base through broader access to global capital markets.

In addition to the listing, we intend to use the net proceeds from the primary offering to provide financial flexibility to support the execution of our strategic growth initiatives.

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These include: (i) the potential advancement of our current development projects, such as Era Dorada and Matupá, as well as exploration-stage projects, such as Carajás; (ii) initiatives to expand production capacity, including potential expansion at Borborema and Almas and the potential development of Almas' underground project; (iii) exploration initiatives to expand mineral reserves and resources of our portfolio; and (iv) the pursuit of potential acquisitions.

See “Use of Proceeds” for additional information.

We will not receive any proceeds from the sale of common shares by the selling shareholders.

Concentration of ownership	Upon completion of this offering, our executive officers, directors, and existing holders of 5% or more of our common shares will beneficially own, in the aggregate, approximately % of our outstanding common shares.
Listing

We intend to apply to list our common shares on the Nasdaq, under the symbol “        .”

Our common shares are listed on the TSX under the ticker symbol “ORA”, and our BDRs (each three BDRs representing one common share) are listed on the B3 under the ticker symbol “AURA33.”

Share capital before and after offering

As of the date of this prospectus, our authorized share capital is US$             , consisting of             shares. Of those authorized shares, (1)         are designated as common shares having a nominal value of US$         , and (2)         are as yet undesignated and may be issued as common shares or shares with preferred rights.

Immediately after this offering, we will have         common shares outstanding, assuming no exercise of the underwriters’ option to purchase additional common shares.

Dividend policy

Our dividend policy is to declare a quarterly dividend based on 20% of our estimated Adjusted EBITDA less sustaining capital expenditures and exploration capital expenditures, in each case for such quarter, payable as cash dividends to holders of our common shares. We expect to declare and pay dividends four times each year, based on the results for the prior quarter, with a record date that is no less than seven business days after the date of the press release announcing our financial results for each calendar quarter. The determination to declare dividends is subject to the discretion of our Board, having regard to the best interests of the Company and the limitations imposed by the solvency tests contained in the Company’s

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memorandum of association and articles of association and other requirements of applicable corporate law.

See “Dividends and Dividend Policy”, “Description of Shares—Common shares” and “Risk Factors—Risks Relating to Our Common Shares and the Offering.”

Lock-up agreements Risk factors	An investment in our common shares involves risks. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common shares.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to additional                 common shares in connection with this offering.

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Summary Consolidated Financial and Other Data

The following tables set forth, for the periods and as of the dates indicated, the summary financial and operating data of Aura. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Statement of Profit or Loss Data

	For the three months ended March 31,		For the year ended December 31,
	2025	2024	2024	2023	2022
	(in US$ millions)
Revenue	161.8	132.1	594.2	416.9	392.7
Cost of goods sold	(83.4)	(85.4)	(342.9)	(290.9)	(267.0)
Gross profit	78.4	46.7	251.3	126.0	125.7
General and administrative expenses	(9.6)	(8.3)	(33.3)	(27.2)	(25.0)
Exploration expenses	(1.4)	(1.9)	(14.0)	(11.8)	(12.5)
Change in estimation for mine closure and restoration for properties in care & maintenance	—	—	(1.3)	—	—
Operating income	67.4	36.5	205.4	87.0	88.2
Finance expense	(121.6)	(34.1)	(151.7)	(49.4)	(7.4)
Other (expense) income	(0.8)	(0.6)	(1.3)	0.7	1.2
Income before income taxes	(54.9)	1.8	52.4	38.3	82.0
Current tax	(20.8)	(10.1)	(53.0)	(18.8)	(26.8)
Deferred tax	2.5	(0.8)	(29.7)	12.4	1.1
Income taxes	(18.3)	(11.0)	(82.7)	(6.4)	(25.7)
(Loss) / Profit from continued operations	(73.2)	(9.2)	(30.3)	31.9	56.2
Profit from discontinued operations	—	—	—	—	10.2
(Loss) / Profit for the year	(73.2)	(9.2)	(30.3)	31.9	66.5

Statement of Financial Position Data

	As of March 31,	As of December 31,
	2025	2024	2023
	(in US$ millions)
Total current assets	333.6	389.3	378.9
Total non-current assets	805.4	690.9	544.9
Total assets	1,139.0	1,080.3	923.8
Total shareholders’ equity	139.9	223.0	314.8
Total liabilities	999.1	857.3	609.0
Total liabilities and shareholders’ equity	1,139.0	1,080.3	923.8

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Key Business Metrics

We review a number of key financial and operating performance metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	For the three months ended March 31,				For the year ended December 31,
	2025		2024		2024	2023	2022
Operating Data
Gold ore processed (tonnes)	2,814,423		2,861,857		11,603,697	9,413,503	6,999,096
Gold bullion produced (ounces)	39,631		43,186		169,673	129,738	129,890
Gold bullion sold (ounces)	60,491		69,086		172,184	128,230	131,860
Copper ore processed (tonnes)	289,210		303,144		1,228,601	1,210,462	1,219,703
Copper concentrate produced (dry metric tonnes “DMT”)	18,848		18,933		77,640	72,973	75,625
Realized average gold price per ounce sold, net (in U.S. dollars)(1)	2,786	/oz	1,999	/oz	2,308/oz	1,872/oz	1,736/oz
Total Production (Gold Equivalent Ounces)(2)	60,087		68,187		267,232	235,856	241,421

(1)	We calculate realized average gold price per ounce sold, net as revenue divided by ounces of gold sold.

(2)	Gold equivalent ounces, or “GEO” is calculated by converting the production of silver and copper into gold using a ratio of the prices of these metals to that of gold. The prices used to determine the GEO are based on the weighted average price of silver and copper realized from sales at the Aranzazu Mine during the relevant period.

The following tables set out our key operating results by segment for the periods indicated:

	For the three months ended March 31, 2025
	Revenues	Cost of goods sold, except depletion and amortization	Depletion and amortization	Gross profit	Operating income/ (loss)	(Loss) / Profit for the period
	(in thousands of US$)
Aranzazu Mine	50,262	(23,815)	(6,467)	19,980	17,497	9,508
Apoena Mine	26,353	(11,555)	(3,549)	11,249	9,824	4,599
Minosa Mine	48,062	(20,135)	(1,341)	26,586	25,215	17,441
Almas Mine	37,127	(14,007)	(2,507)	20,613	19,573	11,070
Borborema Project(3)	—	—	—	—	14	(3,406)
Total reportable segments	161,804	(69,512)	(13,864)	78,428	72,123	39,212
All other segments	—	—	—	—	(4,707)	(112,461)
Total	161,804	(69,512)	(13,864)	78,428	67,416	(73,249)

	For the three months ended March 31, 2024
	Revenues	Cost of goods sold, except depletion and amortization	Depletion and amortization	Gross profit	Operating income/ (loss)	(Loss) / Profit for the period
	(in thousands of US$)
Aranzazu Mine	44,162	(23,289)	(5,575)	15,298	12,876	7,617
Apoena Mine	26,007	(9,520)	(6,415)	10,072	9,047	4,686
Minosa Mine	37,647	(23,146)	(896)	13,605	12,455	6,298
Almas Mine	24,262	(13,693)	(2,863)	7,706	6,639	3,611
Borborema Project(3)	—	—	—	—	(142)	(5,950)
Total reportable segments	132,078	(69,648)	(15,749)	46,681	40,875	16,262
All other segments	—	—	—	—	(4,415)	(25,479)
Total	132,078	(69,648)	(15,749)	46,681	36,460	(9,217)

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	For the year ended December 31, 2024
	Revenues	Cost of goods sold, except depletion and amortization	Depletion and amortization	Gross profit	Operating income/ (loss)	(Loss) / Profit for the year
	(in thousands of US$)
Aranzazu Mine	196,787	(94,198)	(25,538)	77,051	65,235	28,539
Apoena Mine	90,273	(46,398)	(16,477)	27,398	23,879	4,913
Minosa Mine	177,692	(88,999)	(5,873)	82,820	77,330	48,363
Almas Mine	129,411	(51,451)	(13,959)	64,001	60,059	24,383
Borborema Project(3)	—	—	—	—	(1,154)	(16,041)
Total reportable segments	594,163	(281,046)	(61,847)	251,270	225,349	90,157
All other segments	—	—	—	—	(19,983)	(120,428)
Total	594,163	(281,046)	(61,847)	251,270	205,366	(30,271)
	For the year ended December 31, 2023
	Revenues	Cost of goods sold, except depletion and amortization	Depletion and amortization	Gross profit	Operating income/ (loss)	(Loss) / Profit for the year
	(in thousands of US$)
Aranzazu Mine	176,814	(87,168)	(20,391)	69,255	58,479	43,076
Apoena Mine	83,784	(51,865)	(17,554)	14,365	9,292	(4,388)
Minosa Mine	122,046	(82,893)	(5,325)	33,828	28,996	15,048
Almas Mine	34,250	(22,135)	(3,546)	8,569	6,485	10,891
Borborema Project(3)	—	—	—	—	(1,086)	(45)
Total reportable segments	416,894	(244,061)	(46,816)	126,017	102,166	64,582
All other segments	—	—	—	—	(15,141)	(32,702)
Total	416,894	(244,061)	(46,816)	126,017	87,025	31,880
	For the year ended December 31, 2022
	Revenues	Cost of goods sold, except depletion and amortization	Depletion and amortization	Gross profit	Operating income/ (loss)	(Loss) / Profit for the year from continued operation
	(in thousands of US$)
Aranzazu Mine	163,808	(78,380)	(22,211)	63,217	55,499	44,609
Apoena Mine	120,263	(65,717)	(17,157)	37,389	31,991	16,881
Minosa Mine	108,628	(77,541)	(6,000)	25,087	20,273	18,042
Almas Mine	—	—	—	—	(2,523)	(5,674)
Total reportable segments	392,699	(221,638)	(45,368)	125,693	105,240	73,858
All other segments	—	—	—	—	(17,009)	(17,611)
Total	392,699	(221,638)	(45,368)	125,693	88,231	56,247

The following tables set out our key operating KPIs by segment for the periods indicated. For a reconciliation of our Non-IFRS Accounting Standards Financial Measures, see “—Non-IFRS Accounting Standards Financial Measures.”

	For the three months ended March 31,
	2025			2024
	GEO Sold	Cash costs per GEO sold(1)	All in sustaining cash costs per GEO sold(2)	GEO Sold	Cash costs per GEO sold(1)	All in sustaining cash costs per GEO sold(2)
Aranzazu Mine	20,455	1,164	1,545	25,103	926	1,263
Apoena Mine	9,408	1,228	2,041	12,860	740	1,207
Minosa Mine	17,526	1,149	1,249	19,228	1,187	1,289
Almas Mine	13,101	1,069	1,195	11,895	1,151	1,422
Total / Average (4)	60,491	1,149	1,461	69,086	1,003	1,287

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	As of and for the year ended December 31,
	2024			2023			2022
	GEO Sold	Cash costs per GEO sold(1)	All in sustaining cash costs per GEO sold(2)	GEO Sold	Cash costs per GEO sold(1)	All in sustaining cash costs per GEO sold(2)	GEO Sold	Cash costs per GEO sold(1)	All in sustaining cash costs per GEO sold(2)
Aranzazu Mine	97,649	965	1,308	105,694	825	1,080	115,355	680	914
Apoena Mine	39,019	1,189	1,833	44,324	1,170	1,822	68,394	961	1,254
Minosa Mine	79,036	1,126	1,205	66,101	1,254	1,357	63,466	1,222	1,342
Almas Mine	54,129	950	1,139	17,805	1,243	1,522	—	—	—
Total / Average (4)	269,833	1,042	1,320	233,923	1,043	1,333	247,215	897	1,118

(1)	Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment is calculated as cost of goods sold less depletion and amortization divided by gold equivalent ounces sold. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

(2)	All in sustaining cash costs per gold equivalent sold (AISC) and All in sustaining cash costs per gold equivalent sold by segment (AISC by segment) are calculated as the cost of goods sold less depletion and amortization, plus Adjusted Capex, plus general and administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments less depreciation and amortization from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine less care and maintenance expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine less corporate cost sharing expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine plus lease payments divided by gold equivalent ounces sold. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

(3)	The Borborema project was not in commercial production for the reported periods.

(4)	The average Cash costs per gold equivalent ounce sold and average All in sustaining cash costs per gold equivalent ounce sold are calculated by determining the total Cash costs and total All in sustaining cash costs for all mining operations and dividing that by the total GEO sold. Production costs and All-in sustaining costs are not comparable due to differences in the items included in each of the measures. All-in sustaining costs is a Non-IFRS Accounting Standards Financial Measure.

Non-IFRS Accounting Standards Financial Measures

This prospectus presents our Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA by segment, Net Debt, Adjusted Net Income, Cash costs per gold equivalent ounce sold, Cash costs per gold equivalent ounce sold by segment, Adjusted Capex and Adjusted Capex by segment, All in sustaining cash costs per gold equivalent ounce sold (AISC), All in sustaining cash costs per gold equivalent ounce sold by segment (AISC by segment), Adjusted Free Cash Flow and Cash Conversion, which we believe useful for assessing our performance and as a comparison against other companies in the same sector as ours, although other companies may calculate these metrics differently. For a reconciliation of our Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA by segment, Net Debt, Adjusted Net Income, Cash costs per gold equivalent ounce sold, Cash costs per gold equivalent ounce sold by segment, Adjusted Capex and Adjusted Capex by segment, All in sustaining cash costs per gold equivalent ounce sold (AISC), All in sustaining cash costs per gold equivalent ounce sold by segment (AISC by segment), Adjusted Free Cash Flow and Cash Conversion to IFRS Accounting Standards for the relevant year, see “—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

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	As of and for the three months ended March 31,		As of and for the year ended December 31,
Financial Data	2025	2024	2024	2023	2022
	(in US$ millions, except as otherwise indicated)
IFRS Accounting Standards Measures
Revenue	161.8	132.1	594.2	416.9	392.7
Net cash generated by operating activities	41.2	25.9	222.2	124.9	96.4
Gross Profit	78.4	46.7	251.2	126.0	125.7
(Loss) / Profit for the period	(73.2)	(9.2)	(30.3)	31.9	66.5
Loans and debentures (current)	100.9	n.m.	82.0	82.9	73.2
Loans and debentures (non-current)	366.8	n.m.	361.1	250.8	140.8
Shareholder´s Equity	139.9	n.m.	223.0	314.8	310.1
Non-IFRS Accounting Standards Measures
Adjusted EBITDA(1)	81.4	52.8	266.8	134.1	133.8
Adjusted EBITDA Margin(2)	50.3%	40.0%	44.9%	32.2%	34.1%
Net Debt(3)	271.9	n.m.	188.1	85.2	77.4
Adjusted Free Cash Flow(4)	29.1	13.5	178.2	80.4	57.5
Cash Conversion(5)	35.7%	25.4%	66.8%	60.0%	43.0%
Adjusted Capex(6)	13.2	12.4	43.9	44.5	38.9

(1)	We calculate Adjusted EBITDA as (Loss) profit for the year, plus income taxes, plus finance expenses, less other (expense) income, less Change in estimation for mine closure and restoration for properties in care & maintenance, plus depletion and amortization. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

(2)	We calculate Adjusted EBITDA Margin for a given year as Adjusted EBITDA divided by revenue for the respective year. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

(3)	We calculate Net Debt as loans and debentures (current) plus loans and debentures (non-current) plus / (less) Derivative Financial Instrument (Swap – Aura Almas (Itaú Bank) and Swap – Aura Almas (BTG Bank)) less cash and cash equivalents less restricted cash. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards measure.

(4)	We calculate Adjusted Free Cash Flow as net cash generated by operating activities less Adjusted Capex. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards measure.

(5)	We calculate Cash Conversion as net cash generated by operating activities less Adjusted Capex divided by Adjusted EBITDA. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

(6)	We calculate Adjusted Capex as the sum of purchases of Property, plant and equipment related to the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments, deducted from purchases of Property, plant and equipment of these segments we define as expansion capex. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

Reconciliation of Non-IFRS Accounting Standards Financial Measures

We present Non-IFRS Accounting Standards Financial Measures when we believe that the additional information is useful and meaningful to investors. A Non-IFRS Accounting Standards Financial Measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS Accounting Standards measure. These Non-IFRS

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Accounting Standards Financial Measures provide overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the Non-IFRS Accounting Standards Financial Measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin

	For the three months ended March 31,		For the year ended December 31,
	2025	2024	2024	2023	2022
	(in US$ millions)
(Loss) / Profit for the year	(73.2)	(9.2)	(30.3)	31.9	56.3
Current tax	20.8	10.2	53.0	18.8	26.8
Deferred tax	(2.5)	0.8	29.7	(12.4)	(1.1)
Finance expense	121.6	34.1	151.7	49.4	7.4
Other (expense) income	0.8	0.6	1.3	(0.7)	(1.1)
Depletion and amortization	13.9	16.7	62.7	47.1	45.5
Change in estimation for mine closure and restoration for properties in care & maintenance	—	(0.4)	(1.3)	—	—
Adjusted EBITDA	81.4	52.8	266.8	134.1	133.8
Revenue	161.8	132.1	594.2	416.9	392.7
Adjusted EBITDA	81.4	52.8	266.8	134.1	133.8
Adjusted EBITDA Margin	50.3%	40.0%	44.9%	32.2%	34.1%

Reconciliation of Adjusted EBITDA, by segment

	For the three months ended March 31, 2025
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Project(1)	Total reportable segments	All other segments	Total
	(in US$ millions)
(Loss) / Profit for the period	17.4	4.6	9.5	11.1	(3.4)	39.2	(112.5)	(73.2)
Current tax	6.6	0.7	6.4	6.0	—	19.7	1.1	20.8
Deferred tax	(0.4)	(2.0)	1.0	(1.2)	0.5	(2.1)	(0.4)	(2.5)
Finance expense	1.3	6.6	0.0	3.7	2.9	14.5	107.1	121.6
Other (expense) income	0.2	—	0.6	—	—	0.8	—	0.8
Depletion and amortization	1.3	3.5	6.5	2.5	—	13.9	—	13.9
Adjusted EBITDA	26.4	13.4	24.0	22.1	—	86.0	(4.6)	81.4

	For the three months ended March 31, 2024
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Project(1)	Total reportable segments	All other segments	Total
	(in US$ millions)
(Loss) / Profit for the period	6.3	4.7	7.6	3.6	(5.9)	16.3	(25.5)	(9.2)
Current tax	3.6	0.9	4.5	1.2	—	10.2	—	10.2
Deferred tax	0.2	(0.2)	—	0.7	—	0.7	0.1	0.8
Finance expense	2.2	3.6	0.5	1.1	5.8	13.3	20.8	34.1
Other (expense) income	0.2	—	0.3	—	—	0.5	0.1	0.6
Depletion and amortization	0.9	6.4	5.6	2.9	—	15.7	0.9	16.7
Change in estimation for mine closure and restoration for properties in care & maintenance	-	(0.4)	-	-	-	(0.4)	-	(0.4)
Adjusted EBITDA	13.4	15.0	18.5	9.6	(0.1)	56.4	(3.6)	52.8

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	For the year ended December 31, 2024
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Project(1)	Total reportable segments	All other segments	Total
	(in US$ millions)
(Loss) / Profit for the year	48.4	4.9	28.5	24.4	(16.0)	90.2	(120.4)	(30.2)
Current tax	19.2	2.0	15.9	13.0	—	50.1	2.9	53.0
Deferred tax	0.8	2.3	15.1	10.4	—	28.6	1.2	29.8
Finance expense	7.1	15.0	3.9	12.4	14.9	53.3	98.4	151.7
Other (expense) income	1.9	(0.3)	1.8	—	0	3.4	(2.1)	1.3
Depletion and amortization	5.9	16.5	25.5	14.0	—	61.9	—	61.9
Change in estimation for mine closure and restoration for properties in care & maintenance	—	(1.3)	—	—	—	(1.3)	—	(1.3)
Adjusted EBITDA	83.3	39.1	90.7	74.2	(1.1)	286.1	(20.0)	265.9

	For the year ended December 31, 2023
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Project(1)	Total reportable segments	All other segments	Total
	(in US$ millions)
(Loss) / Profit for the year	15.0	(4.4)	43.1	10.9	—	64.6	(32.7)	31.9
Current tax	7.0	0.7	10.6	0.5	—	18.8	—	18.8
Deferred tax	(0.9)	(1.0)	0.2	(9.6)	—	(11.3)	(1.1)	(12.4)
Finance expense	6.7	14.0	3.7	3.1	(1.1)	26.4	23.0	49.4
Other (expense) income	1.1	—	0.9	1.6	—	3.6	(4.3)	(0.7)
Depletion and amortization	5.3	17.8	20.4	3.5	—	47.0	0.1	47.1
Adjusted EBITDA	34.2	27.1	78.9	10.0	(1.0)	149.1	(15.0)	134.1

	For the year ended December 31, 2022
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Total reportable segments	All other segments	Total
	(in US$ millions)
(Loss) / Profit for the year	18.0	16.9	44.6	(5.7)	73.9	(17.6)	56.3
Current tax	5.9	3.0	14.1	—	23.0	3.9	26.9
Deferred tax	(8.6)	6.2	(7.0)	8.3	(1.1)	—	(1.1)
Finance expense	4.4	5.3	2.8	(5.4)	7.1	0.3	7.4
Other (expense) income	0.5	0.6	1.0	0.3	2.4	(3.6)	(1.2)
Depletion and amortization	6.0	17.3	22.2	—	45.5	—	45.5
Adjusted EBITDA	26.2	49.3	77.7	(2.5)	150.8	(17.0)	133.8

(1)       The Borborema project was not in commercial production for the reporting periods.

Reconciliation of cash costs per gold equivalent ounce sold

	For the three months ended March 31,		For the year ended December 31,
	2025	2024	2024	2023	2022
	(in US$ millions)
Cost of goods sold	(83.4)	(85.4)	(342.9)	(290.9)	(267.0)
Depletion and amortization	13.9	15.7	61.8	46.8	45.4
Subtotal	(69.5)	(69.7)	(281.1)	(244.1)	(221.6)
Gold Equivalent Ounces sold	60.5	69.1	269.8	233.9	247.2
Cash costs per gold equivalent ounce sold	1,149	1,003	1,042	1,043	897

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Reconciliation of cash costs per gold equivalent ounce sold by segment

	For the three months ended March 31, 2025
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Cost of goods sold	(21.5)	(15.1)	(30.3)	(16.5)
Depletion and amortization	1.3	3.5	6.5	2.5
Subtotal	(20.1)	(11.6)	(23.8)	(14.0)
Gold Equivalent Ounces sold	17.5	9.4	20.5	13.1
Cash costs per gold equivalent ounce sold	1,149	1,228	1,164	1,069
	For the three months ended March 31, 2024
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Cost of goods sold	(24.3)	(15.9)	(28.9)	(16.6)
Depletion and amortization	1.2	6.4	5.6	2.9
Subtotal	(23.1)	(9.5)	(23.3)	(13.7)
Gold Equivalent Ounces sold	19.2	12.9	25.1	11.9
Cash costs per gold equivalent ounce sold	1,187	741	926	1,151
	For the year ended December 31, 2024
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Cost of goods sold	(94.9)	(62.9)	(119.7)	(65.5)
Depletion and amortization	5.9	16.5	25.5	14,0
Subtotal	(89.0)	(46.4)	(94.2)	(51.5)
Gold Equivalent Ounces sold	79.1	39.0	97.6	54.2
Cash costs per gold equivalent ounce sold	1,126	1,189	965	950
	For the year ended December 31, 2023
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Cost of goods sold	(88.2)	(69.5)	(107.6)	(25.6)
Depletion and amortization	5.3	17.6	20.4	3.5
Subtotal	(82.9)	(51.9)	(87.2)	(22.1)
Gold Equivalent Ounces sold	66.1	44.3	105.7	17.8
Cash costs per gold equivalent ounce sold	1,254	1,170	825	1,243

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

	For the year ended December 31, 2022
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine(1)
	(in US$ millions)
Cost of goods sold	(83.5)	(82.9)	(100.6)	—
Depletion and amortization	6.0	17.2	22.2	—
Subtotal	(77.5)	(65.7)	(78.4)	—
Gold Equivalent Ounces sold	63.5	68.4	115.4	—
Cash costs per gold equivalent ounce sold	1,222	961	680	—

Note: The Borborema project was not in commercial production for the reporting periods.

(1)	Not applicable as the Almas mine was not in commercial production for the reporting periods.

Reconciliation of Adjusted Capex

	For the three months ended March 31,		For the year ended December 31,
	2025	2024	2024	2023	2022
	(in US$ millions)
Purchase of property, plant and equipment related to the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	(14.8)	(12.7)	(58.8)	(89.3)	(51.2)
Minosa Leaching pads and water process expansion	—	—	(5.4)	—	—
Minosa Zona Buffa Access	(0.3)	—	—	—	—
Aranzazu Molybdenum Plant	(0.1)	—	(1.7)	—	—
Almas Plant Expansion	(1.1)	(0.3)	(2.2)	—	—
Minosa leaching pads and water process expansion	—	—	—	(3.0)	—
Apoena Acquisition of Mining Rights	—	—	—	(3.3)	—
Apoena Nosde Development	(1.1)	—	—	—	—
Almas Construction	—	—	—	(37.6)	—
Minosa new area development costs	—	—	—	—	(5.0)
Minosa pre-stripping capex in new area / new pit	—	—	—	—	(2.7)
Apoena acquisition of Mining Rights	—	—	—	—	(3.3)
Other projects	(0.2)	—	(5.6)	(0.9)	(1.3)
Adjusted Capex	(12.1)	(12.4)	43.9	44.5	38.9

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Reconciliation of Adjusted Capex by segment

	For the three months ended March 31, 2025
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Purchase of property, plant and equipment related to the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	1.3	5.0	6.5	2.1
Minosa Zona Buffa Access	0.3	—	—	—
Aranzazu Molybdenum Plant	—	—	0.1	—
Almas Plant Expansion	—	—	—	1.1
Nosde Development	—	1.1	—	—
Other projects	0.2	—	—	—
Adjusted Capex by segment	0.7	3.9	6.4	1.0
	For the three months ended March 31, 2024
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Purchase of property, plant and equipment related to the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	0.9	1.5	7.5	2.9
Minosa Zona Buffa Access	—	—	—	—
Aranzazu Molybdenum Plant	—	—	—	—
Almas Plant Expansion	—	—	—	0.3
Nosde Development	—	—	—	—
Other projects	—	—	—	—
Adjusted Capex by segment	0.9	1.5	7.5	2.6
	For the year ended December 31, 2024
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Purchase of property, plant and equipment related to the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	10.0	5.6	29.3	13.9
Minosa Leaching pads and water process expansion	(5.4)	—	—	—
Aranzazu Molybdenum Plant	—	—	(1.7)	—
Almas Plant Expansion	—	—	—	(2.2)
Other projects	(1.8)	—	(0.2)	(3.6)
Adjusted Capex by segment	2.8	5.6	27.4	8.1

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

	For the year ended December 31, 2023
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Purchase of property, plant and equipment related to the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	6.4	17.8	24.5	40.6
Minosa leaching pads and water process expansion	(3.0)	—	—	—
Apoena Acquisition of Mining Rights	—	(3.3)	—	—
Almas Construction	—	—	—	(37.6)
Other projects	(0.9)	—	—	—
Adjusted Capex by segment	2.5	14.5	24.5	3.0
	For the year ended December 31, 2022
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Purchase of property, plant and equipment related to the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	11.4	14.4	25.4	—
Minosa new area development costs	(5.0)	—	—	—
Minosa pre-stripping capex in new area / new pit	(2.7)	—	—	—
Apoena acquisition of Mining Rights	—	(3.3)	—	—
Other projects	(1.3)	—	—	—
Adjusted Capex by segment	2.4	11.1	25.4	—

Note: The Borborema project was not in commercial production for the reporting periods.

Reconciliation of All in sustaining cash costs per gold equivalent ounce sold (AISC)

	For the three months ended March 31,		For the year ended December 31,
	2025	2024	2024	2023	2022
	(in US$ millions)
Cost of goods sold	(83.4)	(85.4)	(342.9)	(290.9)	(267.0)
Depletion and amortization	13.9	15.7	61.8	46.8	45.4
Subtotal	(69.5)	(69.7)	(281.0)	(244.1)	(221.6)
General and Administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	5.0	4.5	18.9	15.3	10.0
Depreciation and amortization	—	(0.5)	(0.6)	(0.2)	(0.1)
Care and maintenance expenses	(0.5)	—	(1.0)	(1.9)	(1.7)
Corporate cost sharing expenses	(0.9)	(0.8)	(3.2)	(3.0)	—
Subtotal	3.6	2.8	14.0	10.0	8.2
Adjusted Capex	12.1	12.4	43.9	44.5	38.9
Lease Payments	3.2	4.4	17.2	13.1	7.8
Gold Equivalent Ounces sold	60,491	69,087	269.7	233.9	247.2
All in sustaining cash costs per gold equivalent ounce sold	1,461	1,287	1,320	1,333	1,118

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Reconciliation of All in sustaining cash costs per gold equivalent ounce sold (AISC) by segment

	For the three months ended March 31, 2025
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Cost of goods sold	(21.5)	(15.1)	(30.3)	(16.5)
Depletion and amortization	1.3	3.5	6.5	2.5
Subtotal	(20.1)	(11.6)	(23.8)	(14.0)
General and Administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	1.1	1.3	1.8	0.8
Depreciation and amortization	—	—	—	—
Care and maintenance expenses	—	(0.5)	—	—
Corporate cost sharing expenses	(0.3)	(0.1)	(0.4)	(0.1)
Subtotal	0.8	0.7	1.4	0.7
Adjusted Capex by segment	0.8	3.9	6.4	1.0
Lease Payments	0.2	3.0	—	—
Gold Equivalent Ounces sold	17.5	9.4	20.5	13.1
All in sustaining cash costs per gold equivalent ounce sold by segment	1,249	2,041	1,545	1,195
	For the three months ended March 31, 2024
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Cost of goods sold	(24.0)	(15.9)	(28.9)	(16.6)
Depletion and amortization	0.9	6.4	5.6	2.9
Subtotal	(23.1)	(9.5)	23.3	13.7
General and Administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	1.1	1.0	1.3	1.1
Depreciation and amortization	—	—	—	(0.5)
Care and maintenance expenses	—	—	—	—
Corporate cost sharing expenses	(0.2)	(0.1)	(0.4)	(0.1)
Subtotal	0.9	0.9	0.9	0.5
Adjusted Capex by segment	0.9	1.5	7.5	2.6
Lease Payments	0.2	4.1	—	0.2
Gold Equivalent Ounces sold	19.2	12.9	25.1	11.9
All in sustaining cash costs per gold equivalent ounce sold by segment	1,289	1,207	1,263	1,422

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

	For the year ended December 31, 2024
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Cost of goods sold	(94.9)	(62.9)	(119.7)	(65.5)
Depletion and amortization	5.9	16.5	25.5	14.0
Subtotal	(89.0)	(46.4)	(94.2)	(51.5)
General and Administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	4.4	4.5	7.1	2.8
Depreciation and amortization	—	(0.1)	—	(0.5)
Care and maintenance expenses	—	(1.0)	—	—
Corporate cost sharing expenses	(1.1)	(0.5)	(1.1)	(0.5)
Subtotal	3.3	2.9	6.0	1.8
Adjusted Capex by segment	2.8	5.6	27.4	8.1
Lease Payments	0.2	16.6	0.1	0.3
Gold Equivalent Ounces sold	79.0	39.0	97.6	54.1
All in sustaining cash costs per gold equivalent ounce sold by segment	1,205	1,833	1,308	1,139
	For the year ended December 31, 2023
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Cost of goods sold	(88.2)	(69.4)	(107.6)	(25.7)
Depletion and amortization	5.3	17.6	20.3	3.6
Subtotal	(82.9)	(51.8)	(87.3)	(22.1)
General and Administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	4.5	4.8	3.8	2.0
Depreciation and amortization	—	(0.2)	—	—
Care and maintenance expenses	—	(1.9)	—	—
Corporate cost sharing expenses	(0.9)	(0.4)	(1.5)	(0.2)
Subtotal	3.6	2.3	2.3	1.8
Adjusted Capex by segment	2.5	14.5	24.5	3.0
Lease Payments	0.7	12.1	0.1	0.2
Gold Equivalent Ounces sold	66.1	44.3	105.7	17.8
All in sustaining cash costs per gold equivalent ounce sold by segment	1,357	1,822	1,080	1,522

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

	For the year ended December 31, 2022
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine(2)
	(in US$ millions)
Cost of goods sold	(83.5)	(82.9)	(100.6)	—
Depletion and amortization	6.0	17.2	22.2	—
Subtotal	(77.5)	(65.7)	(78.4)	—
General and Administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	4.6	3.8	1.6	—
Depreciation and amortization	—	(0.1)	—	—
Care and maintenance expenses	—	(1.7)	—	—
Subtotal	4.6	2.0	1.6	—
Adjusted Capex by segment	2.4	11.1	25.4	—
Lease Payments	0.6	7.0	0.2	—
Gold Equivalent Ounces sold	63.4	68.4	115.4	—
All in sustaining cash costs per gold equivalent ounce sold by segment	1,342	1,254	914	—

Note: The Borborema project was not in commercial production for the reporting periods.

(1)	Not applicable as the Almas mine was not in commercial production for the reporting periods.

Reconciliation of Net Debt

	As of March 31,	As of December 31,
	2025	2024	2023	2022
	(in US$ millions)
Loans and debentures (current)	100.9	82.0	82.9	73.2
Loans and debentures (non-current)	366.8	361.1	250.7	140.8
Derivative Financial Instrument (Swap – Aura Almas (Itaú Bank) plus Swap – Aura Almas (BTG Bank))	2.3	15.2	(11.1)	(8.1)
Cash and Cash Equivalents	(198.1)	(270.2)	(237.3)	(127.9)
Restricted cash	—	—	—	(0.6)
Net Debt	271.9	188.1	85.2	77.4

Adjusted Net Income

	For the three months ended March 31		For the year ended December 31,
	2025	2024	2024	2023	2022
	(in US$ millions)
(Loss) / Profit for the year	(73.2)	(9.2)	(30.3)	31.9	66.5
Unrealized gain/loss with derivative gold collars	100.2	19.5	80.2	28.6	0.9
Deferred taxes over non-monetary items	3.2	0.9	(19.3)	1.9	12.2
Adjusted Net Income	30.2	11.2	69.2	62.4	79.6

Adjusted Free Cash Flow and Cash Conversion

	For the three months ended March 31,		For the year ended December 31,
	2025	2024	2024	2023	2022
	(in US$ millions)
Net cash generated by operating activities	41.2	25.9	222.2	124.9	96.4
Adjusted Capex	12.1	12.4	43.9	44.5	38.9
Adjusted Free Cash Flow	29.1	13.5	178.2	80.4	57.5
Adjusted EBITDA	81.4	52.8	266.8	134.1	133.8
Cash Conversion	35.7%	25.4%	66.8%	60.0%	43.0%

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Risk Factors

Investing in our common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common shares. In particular, you should consider the risks related to investing in securities of issuers whose operations are located in emerging markets such as in Latin America, which involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this prospectus actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our common shares may decline and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

Our business is subject to market fluctuations, including fluctuations in gold and copper prices, and is dependent on our ability to discover commercial quantities of minerals.

The market for minerals is influenced by many factors beyond our control such as the supply and demand for minerals, the rate of inflation, the number of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. Accordingly, the profitability of our operations is highly correlated to the market prices of these metals, as is our ability to develop our other properties. If metal prices were to decline for a prolonged period below our cost of production, it may not be feasible to continue production or to continue the development of new mine properties.

The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond our control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors, which may affect commercial viability so that any adverse combination of such factors may result in us not receiving an adequate return on invested capital.

We may reduce our exposure against fluctuations in the price of gold, copper and exchange rates by using short term hedging instruments from time to time for a portion of our production, such as forward contracts and call/put options. Various strategies are available using these instruments. Although hedging activities may protect a company against lower gold and copper prices or unfavorable exchange rates, they may also limit the price that can be realized subject to forward sales and call options where the market price exceeds the price in forward sale or call option contracts.

Our business is exposed to the cyclicality of global economic activity and requires significant investments of capital.

Our business, financial performance and results of operations are significantly affected by the market prices and demand for the metals it produces, particularly gold and copper.

Historically, prices and demand for these metals have been subject to wide fluctuations which can be material and can occur over short periods of time, and are affected by numerous factors beyond our control, including the cyclicality of consumer and industrial consumption. We cannot predict whether, and to what extent, metal prices and demand will rise or fall in the future. An increase in the production of these metals worldwide or changes in, among other things, technology, industrial processes, or consumer habits, including increased demand for substitute

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materials, may decrease the demand for these metals. A fall in demand, resulting from economic downturns or other factors, could also decrease the volume of metals that we sell and, therefore, materially adversely impact our results of operations and financial position.

Future declines in metal prices could have an adverse impact on our results of operations and financial position, and we may consider curtailing, modifying, or discontinuing certain operations. In addition, we may not be able to adjust production volume in a timely or cost-efficient manner in response to sustained changes in metal prices. Lower utilization of capacity during periods of weak prices may expose us to higher unit production costs since a significant portion of its cost structure is fixed in the short-term due to the high capital intensity of mining operations. If prices drop significantly, the economic prospects of the mines and projects in which we have an interest could be significantly reduced or rendered uneconomic. Low metal prices would affect our liquidity and ability to borrow. If these conditions persist for an extended period, we may have to look for other sources of cash flow or curtail, modify or discontinue higher cost production to maintain liquidity until metal prices recover. Conversely, during periods of high demand, our ability to rapidly increase production capacity is limited, which could prevent us from meeting demand for our products.

Our actual costs may significantly exceed the estimated costs and economic returns estimated in our preliminary economic assessments and feasibility studies.

Feasibility studies and preliminary economic assessments (PEAs) are used to assess the economic viability of a mineral deposit. There is no certainty that existing or future feasibility studies or PEAs will be realized. Actual costs may significantly exceed estimated costs and economic returns may differ significantly from those estimated in the studies. There are many factors involved in the determination of the economic viability of a mineral deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and estimates of future metal prices.

Failure to achieve production estimates could have a material adverse impact on our future cash flows, profitability, results of operations and financial conditions.

We have prepared estimates of future gold and copper production for our existing and future mines. We cannot give any assurance that such estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on our future cash flows, profitability, results of operations and financial conditions. The realization of production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), the physical characteristics of ores, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, ore haulage and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies and the processing of new or adjacent ore stopes from those planned; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labor shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to our property or others’, monetary losses and legal liabilities in addition to adversely affecting mineral production. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing us to cease production.

Mineral resources and mineral reserves are reported as general indicators of mine life, however, this should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Capital and operating cost estimates made in respect of our mines and development projects may be significantly lower than actual capital and operating costs.

Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; the accuracy of operating costs or quantities; labor negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); raw material costs and title claims.

Our mineral reserve and resource estimates may be materially lower from the volume of materials that we are actually able to recover; our estimates of mine life may be materially lower than actual mine life; more stringent regulations, market price fluctuations and changes in operating and capital costs may render certain mineral reserves and resources uneconomical to mine.

To extend the lives of our mines and projects, ensure the continued operation of the business and realize our growth strategy, it is essential that we convert mineral resources into mineral reserves, continue to develop our resource base through the realization of identified mineralized potential, and/or undertake successful exploration or acquire new resources.

The figures for mineral resources and reserves estimated by us are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that the mineral resources and reserves could be mined or processed profitably. Actual reserves, if any, may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels. There are numerous uncertainties inherent in estimating mineral resources and reserves, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral resources and reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, the presence of deleterious elements, reduced recovery rates and other factors may result in revision of our resource and reserve estimates from time to time or may render our resources and reserves uneconomic to exploit. Resource and reserve data are not indicative of future results of operations. If our actual mineral resources and reserves are less than current estimates or if we fail to develop our resource base through the realization of identified mineralized potential, our results of operations or financial condition may be materially and adversely affected.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured or indicated mineral resources as a result of continued exploration.

We may not be able to replenish our mineral reserves.

Given that mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral resources and mineral reserves at our mines and discover, develop, or acquire mineral reserves for production. Our ability to maintain or increase our annual production of gold and copper will depend in significant part on our ability to bring new mines into production and to expand mineral reserves and resources of existing mines.

Delays in the performance of any of the contractors, suppliers, consultants or other persons on which we are dependent in connection with our construction activities, delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms or termination of any required approvals or permits, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines.

The success of construction projects and the development of new mines by us, including the development of Borborema and Era Dorada, is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities, the conduct of mining

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operations (including environmental permits), and the successful completion and operation of ore passes, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which we are dependent in connection with our construction activities, delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms or termination of any required approvals or permits, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by us will be successful, that we will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that we will be able to obtain all necessary governmental approvals and permits or that the construction, start-up and ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by us. Any of the foregoing factors could adversely impact our operations and financial condition.

Some of our projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly, and economic returns may differ materially from our estimates.

Commercial viability of a new mine or development project is predicated on many factors such as estimation of mineral reserves, anticipated metallurgical recoveries, environmental considerations and permitting and anticipated capital and operating costs of these projects, as well as available capital to develop such project. Mineral reserves and mineral resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Our operations may be negatively affected by global financial conditions.

Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises, significant fluctuations in fuel and energy costs and metals prices, inflation, geopolitical conflict and health pandemics. Many industries, including the mining industry, have been impacted by these market conditions. leading to increased economic uncertainty and diminished expectations for the global economy. These factors have increased the risk of disruption to global trade flows and supply chains. Further, global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. Global economic uncertainty, disruptions to global trade flows and supply chains, and continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to tariffs, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our operations, sales, growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical conflict or instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, including gold, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect our business and the market price of our securities.

Increases in production costs may adversely affect our business.

Changes in our production costs could have a major impact on our profitability. Our principal production expenses are contractor costs, materials, personnel costs and energy. Changes in costs at our mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, increased costs (including explosives, oil, steel, cyanide and other consumables), union demands and scarcity of labor, and could result in changes in profitability or reserve estimates. Many of these factors may be beyond our control.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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We rely on third-party suppliers for a number of raw materials. Any material increases in the cost of raw materials, or our inability to source viable and economic alternative third-party suppliers for the supply of our raw materials, could have a materially adverse effect on our results of operations or financial position.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

In order to fund the costs associated with the exploration, development, mining, and processing of minerals from our properties and our mine plans, and to meet expected future obligations, we may, from time to time, be required to obtain additional financing. Metal prices, environmental rehabilitation and restitution, revenue and income taxes, transportation and other operating costs, working capital needs, capital expenditures and geological results are also factors which may have an impact on the amount of additional financing that may be required.

Financing through the issuance of common shares, BDRs or other securities convertible or exchangeable into common shares, if available, may dilute the participation of current shareholders in our share capital. There is no pre-emptive right for our shareholders in the issue of common shares or securities convertible or exchangeable into common shares issued by us, which may result in the dilution of the shareholders’ interest in us. Likewise, our shareholders will not have pre-emptive rights in the exercise of options to purchase common shares issued by us under our stock option plans. Periodically, during the term of such plans, the Board will determine the beneficiaries to whom stock options will be granted according to the terms of the plans, the number of common shares that may be acquired with the exercise of each option, the price of exercise of each option and the payment terms, the terms and conditions for the exercise of each option and any other conditions related to such options.

Debt financing, if available, may also involve certain restrictions on operating activities or include financial covenants, such as accompanying gold and copper hedging requirements and minimum liquidity levels, or restrict our ability to enter into additional financing arrangements. There is no guarantee that such equity or debt financing will be available to us or that these financings would be obtained on terms favorable to us, which may adversely affect our business, financial position and may result in a delay or indefinite postponement of exploration, development, or production on any or all of our properties, or even loss of exploration rights.

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including the need to obtain government permits, consents and licenses.

Exploration, development and mining activities are subject to laws and regulations governing health and work safety, employment standards, environmental matters, social matters, mine development, prospecting, mineral production, exports, taxes, labor standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in the legal requirements or in the terms of permits and agreements applicable to us or our properties which could have a material adverse impact on our operations and exploration programs and future development projects.

Where required, obtaining necessary permits and licenses can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict us from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on our business, financial condition or results of operation.

Disruption to current trade practices could have a material impact on our ability to market our products and procure inputs and equipment for our operations and projects.

Access to markets for our products, and our ability to procure inputs and equipment required for our projects and operations, may be subject to interruptions or trade barriers due to policies and tariffs or import/export restrictions of individual countries. Our products may also be subject to tariffs that do not apply to producers based in other countries which could result in changes to our customer base and disrupt our usual sales processes.

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For instance, on April 2, 2025, the United States government announced that a 10% base tariff will be applied to all imports to the United States effective April 5, 2025, subject to limited exceptions for Mexico and Canada, and that almost 60 countries will, in lieu of the 10% base tariff, be assigned higher reciprocal tariffs on imports that extend as high as 50%, effective April 9, 2025. Although most of the reciprocal tariffs were later suspended and replaced by a base tariff of 10% for a period of 90 days, it is uncertain if and to what extent the tariffs may be reimposed. For instance, despite the suspension of most reciprocal tariffs, the governments of the United States and China maintained substantial tariffs on one another, before eventually agreeing to temporarily roll back certain of the tariffs in May 2025. Tariffs and any additional changes in U.S. trade policy could result in one or more other jurisdictions adopting responsive trade policies. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact us and the global economy.

Actual or potential epidemics, pandemics, outbreaks or other public health crises may have an adverse impact on our business.

The spread of any disease, epidemic or pandemic could have a material adverse effect on the regional economies in which we operate, negatively impact stock markets, including the trading price of our common shares, adversely impact our ability to raise capital, and cause continued interest rate volatility and movements that could make obtaining financing or refinancing of our debt obligations more challenging or more expensive. Any of these developments, and others, could have a material adverse effect on our business and results of operations.

Travel restrictions implemented by governments, as well as quarantine, isolation and physical distancing requirements as a result of such epidemic or pandemics may have a negative impact on workforce mobility and, as a consequence, in some cases, on productivity. Further, the protective measures implemented by us may cause higher operating and capital costs related to containment efforts such as building quarantine rooms, limitations on mobility of people, disruption to the supply chain and increase in demand for financial support and aid from host governments. Potential higher operating costs, combined with a decrease in workforce productivity, lower production outputs and in some cases, temporary cessation of mining operations, could have a material adverse effect on our business, financial condition and/or results of operations.

Any future emergence and spread of similar pathogens could have a material adverse effect on global economic conditions which may adversely impact our business and results of operations and the operations of our suppliers, contractors and service providers, including smelter and refining service providers, and the demand for our production.

Disagreements with local communities and other stakeholders could adversely impact our business and reputation.

As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that (i) other stakeholders (including employees, communities surrounding operations and the countries in which they operate) benefit and will continue to benefit from our commercial activities, and/or (ii) we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development, exploration and operation of projects and mines which could materially adversely affect our business, results of operations and financial condition. Further, certain non-governmental organizations are often critical of the mining industry and our practices, including the use of hazardous substances in processing activities. The adverse publicity generated by these organizations or others related to extractive industries generally, or to the operations specifically, financial condition and/or relationship with the communities in which we operate. They may install roadblocks, request injunctions to stop work and file lawsuits for damages. These actions may be related not only to current activities, but also the historic mining activities of previous owners and may have a material adverse effect on operations.

Our business could be adversely affected by the failure or unavailability of certain critical assets or infrastructure.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Cyberattack, including unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise may adversely affect our business and reputation.

We are reliant on the continuous and uninterrupted operations of our information technology (“IT”) systems. User access and security of all IT systems are critical elements to our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect our reputation, operations or financial performance.

Our IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by our employees or vendors. A cyber security incident (including system-encrypting ransomware) resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Although to date we have not experienced any material losses relating to cyberattacks, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Social media and other web-based information sharing applications may result in negative publicity or have the ability to control how it is perceived by others. Reputational loss may result in challenges in developing and maintaining community and shareholder relations and decreased investor confidence.

Mining operations involve significant hazards and a high degree of risk.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling, blasting, mining and processing of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are being taken, mineral-process operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development and operation of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses will be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs we plan will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; the presence of deleterious elements; metal prices that are highly cyclical; costs of construction and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Our business is subject to health, safety, and environmental laws and regulations, and concessions, authorizations, licenses and permits are subject to expiration, suspension, limitation on renewal and various other risks and uncertainties.

Environmental laws and regulations may affect us. These laws and regulations set various standards regulating certain aspects of health and environmental quality. These environmental laws and regulations establish penalties and other responsibilities for their violation and, in certain circumstances, establish obligations to restore facilities and locations currently used by us or which have been used in the past.

Such regulations require us to obtain prior environmental licenses, permits and authorizations for our operations and projects and to carry out environmental and social impact assessments, in order to obtain the approval of our projects and the permission to start construction and continue operations. Significant changes in existing operations are also subject to these requirements. Permits to operate may be temporarily suspended or revoked if there is evidence of serious violations of environmental laws and regulations, health and safety standards. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing and/or permitting authorities. Furthermore, our licenses may be questioned, revoked, suspended or canceled arbitrarily by government authorities. We may not be able to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the property. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

We may be held liable for damages, remediation costs or fines in the event of certain material discharges into the environment, environmental damage caused by previous owners of properties used by us or for failure to comply with environmental laws or regulations. There is also a risk that environmental laws and regulations may become more costly, making it more costly for us to remain in compliance with these laws and regulations.

In addition, mining is subject to potential risks and accidents that could result in serious injury or death to members of its human capital. The impact of such accidents and liabilities could affect the profitability of our operations, cause an interruption to operations, lead to a loss of licenses, affect our reputation and our ability to obtain further licenses, damage community relations and reduce our perceived appeal as an employer.

Substantial and increasingly intense competition may harm our business.

The mining industry is intensely competitive in all of its phases and we compete with many companies that possess greater financial and technical resources. Competition in and mining industry is primarily for (i) mineral rich properties that can be developed and produced economically; (ii) the technical expertise to find, develop, and operate such properties; (iii) labor to operate the properties; and (iv) capital for the purpose of funding such properties. Such competition may result in us being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop our properties. Existing or future competition in the mining industry could materially and adversely affect our prospects for mineral exploration and success in the future.

Further, industry consolidation may lead to increased competition due to lesser availability of mining and exploration assets. A number of transactions have been completed in the gold mining industry in recent years. In this regard, some of our competitors have made acquisitions or entered into business combinations, joint ventures, partnerships or other strategic relationships. Consolidations in the form of acquisitions, business combinations, joint ventures, partnerships or other strategic relationships may continue in the future. The companies or alliances resulting from these transactions or any further consolidation involving our competitors may benefit from greater economies of scale as well as significantly larger, more diversified, lower cost and higher quality asset bases than Aura. In addition, following such transactions certain of our competitors may decide to sell specific mining assets increasing the availability of such assets in the market, which could adversely impact any sale process that we may undertake at the same time, including such sales processes taking longer to complete or not completing at all or not realizing the full value of the assets being disposed of. Such developments may adversely affect our business, operating results and financial condition.

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If we lose key personnel, our business, financial condition and results of operations may be adversely affected.

Our business is dependent on retaining the services of our key management personnel with a variety of skills and experience, including in relation to the development and operation of mineral projects in the Americas. Our success is, and will continue to be, dependent to a significant extent on the expertise and experience of our directors and senior management. The loss of the services of key personnel could have a materially adverse effect on our business. Our success will also depend to a significant degree upon the contributions of qualified technical personnel and our ability to attract and retain highly skilled personnel. Competition for such personnel is significant. Any inability to attract and retain these people could have a material adverse effect on our business and operations.

Labor disputes may disrupt our operations from time to time.

Production at our mining operations is dependent upon the efforts of our employees and our operations would be adversely affected if we fail to maintain satisfactory labor relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect our business. This would have a negative effect on our business and results of operations, which might result in us not meeting our business objectives.

In addition, relations between us and our employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or in the relationship between us and our employees may have a material adverse effect on our business, results of operations and financial condition. Furthermore, we are reliant on the good character of our employees and are subject to the risk that employee misconduct could occur. Although we take precautions to prevent and detect employee misconduct, these precautions may not be effective and we could be exposed to unknown and unmanaged risks or losses, including regulatory sanctions and serious harm to our reputation. The existence of our Code of Conduct and Ethics, among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behavior nor can we guarantee compliance with legal and regulatory requirements. If material employee misconduct does occur, our business, financial condition and results of operations could be adversely affected.

Our business could be adversely affected by the performance of our counterparties and outside contractors we do not control.

It is common industry practice for certain aspects of mining operations including, but not limited to, drilling, blasting and construction, to be conducted by one or more outside contractors. Deficient or negligent work, or work not completed in a timely manner, could have a material adverse effect on our business and operations. We are also subject to a number of risks associated with the use of such contractors, including, but not limited to: (a) us having reduced control over the aspects of the operations that are the responsibility of a contractor; (b) failure of the contractor to perform work properly or at a satisfactory level of quality and safety; (c) failure of a contractor to perform under its agreement(s), including, but not limited to, inability to meet the contractual timelines or to otherwise deliver in accordance with the terms of the contract; (d) inability to replace the contractor if the contractual relationship is terminated; (e) interruption of operations in the event the contractor ceases operations as a result of a contractual dispute with us or as a result of insolvency or other unforeseen events (including events of force majeure); (f) failure of the contractor to comply with applicable legal and regulatory requirements; and (g) inadequate contractor cybersecurity program or customer data management and privacy, exposing us to external attacks or leaking of our confidential information, any of which could have a material adverse effect on our business, financial condition or results of operations.

Our directors and officers are or may become subject to conflicts of interest.

Certain of our directors and officers are or may become associated with other mining and/or mineral exploration and development companies which may give rise to conflicts of interest. Directors who have a material interest in any person who is a party to a material contract or a proposed material contract with us are required to disclose that interest and abstain from voting on any resolution to approve such a contract. In addition, directors and officers are required to act honestly and in good faith with a view to our best interests. Further, any failure of our directors or officers to address these conflicts in an appropriate manner or to allocate opportunities that they become aware of to us could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

There are inherent uncertainties in valuing mining interests, including estimating mineral reserves and mineral resources. Differences between our assumptions and market conditions during the operational phase of our assets may result in the impairment of the book value of our mining interests, which may have a material effect in the future on our financial position and results of operations.

Mining and mineral interests are our most significant assets and represent capital expenditures related to the acquisition of mineral rights, development of mining properties and related plant and equipment. The investments associated with mining properties include rights over producing properties as well as properties under development and properties at prospecting stage, which are recorded at their cost value. In the event of a combination of businesses, we record at fair value all assets acquired at the time of the allocation of the purchase price. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

We review and evaluate our mining interests for impairment at least annually or when events or changes in circumstances indicate that relevant book values may not be recoverable, which becomes more of a risk in the global economic conditions that exist currently. Future cash flows are estimated based on expected future production, commodity prices, exchange rates, operating costs and capital costs. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions during the operational phase of our assets may have a material effect in the future on our financial position and results of operations.

In addition, depending on global macroeconomic conditions, there is a risk around inventory valuations. The assumptions we use in the assessment of work-in-process inventories by us include estimates of gold contained in the ore stacked that is expected to be recovered from the leach pads, assumptions of the amount of gold and copper that will be obtained from concentrate, assumptions for the price of gold and copper that is expected to be realized when gold and copper are sold, among others. If these estimates or assumptions prove to be inaccurate, we could be required to write-down the recorded value of our work-in-process inventories, which would reduce our results and financial position.

The acquisition of title to mineral properties is a detailed and time-consuming process and there is no guarantee that title to such mineral properties will not be contested or challenged.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although we have legal ownership on key mining rights, there is no guarantee that title to such mineral property interests will not be contested or challenged. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers, royalties or claims, including land claims by First Nations or other Indigenous groups, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and we may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights.

Our mineral property interests may be subject to prior unregistered agreements or transfers and ownership may be affected by undetected irregularities. Mining rights may be contested and, if such contest is successful, the development of our assets and/or operations may be adversely affected.

Our insurance policies may not be sufficient to cover all claims.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider reasonable, our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

such as environmental pollution or other hazards as a result of exploration, development and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards that may not be insured against or that we may elect not to insure against because of premium costs or other reasons. Losses from these events or delays in cash receipt from an insurance claim recovery may cause us to incur significant costs and cash outflows that could have a material adverse effect upon our financial performance and results of operations.

Natural disasters, as well as geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures, tailings dam failures, dry stack tailings failures and rock fragility and climate change may have an adverse effect on our business.

We and the mining industry are facing continued geotechnical challenges, which could adversely impact our production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures, tailings dam failures, dry stack failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of our control, such as severe weather, including hurricanes, and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material. There can be no assurance that future weather events will not adversely affect mining and exploration activities where we operate now and in the future. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded, and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore. Recoveries may be affected by water quality, including at some of our mines where we use treated gray water. Furthermore, the occurrence of physical climate change events may result in substantial costs to respond to the event and/or recover from the event, and to prevent recurrent damage, through either the modification of, or addition to, existing infrastructure at our operations. The scientific community has predicted an increase, over time, in the frequency and severity of extraordinary or catastrophic natural phenomena as a result of climate change. We can provide no assurance that we will be able to predict, respond to, measure, monitor or manage the risks posed as a result.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of our projects to be less profitable than currently anticipated and could result in a material adverse effect on our results of operations and financial position.

Our mining and processing operations are, in some instances, energy intensive. While we have initiated numerous processes to reduce our overall environmental impact, we acknowledge climate change as an international and community concern. Physical climate change events, and the trend toward more stringent regulations aimed at reducing the effects of climate change, could impact our decisions to pursue future opportunities, or maintain existing operations, which could have an adverse effect on our business and future operations. We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on our operations and profitability. In addition, as climate change is increasingly perceived as an international and community concern, stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources. Such regulatory requirements may have an adverse impact on us.

Our business may be adversely affected by increasing environmental, social and governance related regulations, including regulations pertaining to climate change.

Recent regulatory, compliance and transparency demands on ESG (environmental, social and governance) matters by authorities, refineries, financial institutions, insurers, reinsurers, among others, represent a challenge for the company in terms of transparency, timeliness, veracity and depth of the information revealed. In addition, governments have introduced or are introducing climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at our operations.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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In connection with our authorizations, licenses and permits, we may be subject to restrictions relating to our operations, protection of communities, including Indigenous People, protection of caves, fauna and flora, climate change, among others, which may require us to limit or modify our mining plans, having an impact on our production volumes, costs and reserves and resources. Difficulties in obtaining or renewing permits may lead to construction delays, cost increases, and may adversely impact our production volumes. Social, environmental and health and safety regulations also impose standards, procedures, monitoring and operational controls on activities relating to mineral research, mining, beneficiation, pelletizing activities, railway and marine services, ports, de-characterization, decommissioning, mine closure activities, distribution and marketing of our products. Such regulation may give rise to significant costs and liabilities. Litigation and legal and regulatory uncertainties relating to these, or other related matters may adversely affect our financial condition or cause harm to our reputation.

Social, environmental and health and safety regulations in many countries in which we operate have become stricter in recent years, and it is possible that more regulation or more stringent enforcement of existing regulations will adversely affect us by imposing restrictions on our activities, products, and assets, creating new requirements for the issuance or renewal of environmental licenses and labor authorizations, resulting in licensing and operation delays, raising our costs or requiring us to engage in expensive reclamation efforts. All these factors may affect our practices and result in costs or expense increase, require us to new capital expenditures, restrict or suspend operations, write down or write off assets or reserves and resources.

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to integrate an acquired company fully, could harm our business.

We may actively pursue the acquisition of exploration, development and production assets consistent with our acquisition and growth strategy. From time to time, we may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to: (i) accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; (ii) ability to achieve identified and anticipated operating and financial synergies; (iii) unanticipated costs; (iv) diversion of management attention from existing business; (v) potential loss of our key employees or key employees of any business acquired; (vi) unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and (vi) decline in the value of acquired properties, companies or securities.

To acquire properties and companies, we may be required to use available cash, incur debt, issue additional common shares or other securities, or a combination of any one or more of these. This could affect our future flexibility and ability to raise capital, to explore, develop and operate our properties and could dilute existing shareholders and decrease the trading price of the common shares. There is no assurance that when evaluating a possible acquisition, we will correctly identify and manage the risks and costs inherent in the business to be acquired. There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us, except as required by applicable laws and regulations.

Evaluating, negotiating, and completing an acquisition may also require substantial management time commitments, regardless of whether the acquisition is completed. The negotiation of potential acquisitions and the integration of acquired operations could disrupt our business by diverting management and employees’ attention away from day-to-day operations.

Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies and could have a material adverse effect on our financial condition.

Our reputation could be damaged, including as a result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not, which could have an adverse impact on our financial performance, cash flows and growth prospects.

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at a much greater risk of losing control over how they are perceived in the marketplace. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. We place a great emphasis on protecting our image and reputation, but we do not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in

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developing and maintaining community relations, decreased investor confidence and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Reputation loss, including reputation loss by other mining companies operating in jurisdictions where Aura operates, may result in decreased investor confidence, increased challenges in developing and maintaining community and stakeholder relations and an impediment to our overall ability to advance our projects and strategy, which could have a material adverse impact on our results of operations, financial condition and prospects. While we are committed to operating in a socially responsible manner, there is no guarantee that our efforts in this respect will mitigate this potential risk.

Changes and uncertainties in the tax system in the countries in which we have operations could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders

Our taxes are affected by several factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If our filing position, application of tax incentives or similar “holidays” or benefits were to be challenged for any reason, this could have a material adverse effect on our business, results of operations and financial condition.

We are subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect our financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on our business. There is no assurance that our current financial condition will not be materially adversely affected in the future due to such changes.

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheets, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

We incur increased costs as a result of operating as a public company.

We are a public company listed on stock exchanges in Canada and Brazil, and we intend to apply to list our common shares in the United States on the Nasdaq Global Select Market, and as a result, we incur significant legal, accounting and other expenses that we did not incur as a private company. As a public company listed on a stock exchange in the United States, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage the transition into a public company. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, its board committees or as executive officers.

Members of our management team do not have experience managing a company publicly traded in the United States and complying with the increasingly complex laws pertaining to public companies in the United States. The additional demands associated with being a public company in the United States may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Our management team may not successfully or efficiently manage our transition to being a public company in the United States subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors.

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In addition, the public reporting obligations associated with being a public company in the United States may subject us to litigation as a result of increased scrutiny of our financial reporting. If we are involved in litigation regarding our public reporting obligations, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business.

Any of these effects could harm our business, financial condition and results of operations.

Adverse outcomes in legal proceedings could subject us to substantial damages and adversely affect our results of operations and profitability.

We may be party to civil, environmental, tax, labor, criminal, regulatory and administrative or legal proceedings, as well as arbitration and administrative proceedings. We cannot guarantee that the outcome will be favorable to us and that we have adequately recorded provisions for any such proceedings.

Decisions contrary to our interests that involve substantial amounts, especially in cases in which we have not recorded provisions or in which the amounts provisioned are lower than final adjudicated amounts and in which may prevent our conduct of business, may have an adverse effect on our results of operations and business. In addition, government authorities may have understandings or interpretations different than ours in connection with the conduct of our business and may subject us to contingencies for other reasons that require us to spend significant amounts or lead to the loss of grants from government authorities.

Moreover, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings involving substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached or that we will be able to obtain tax good-standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

We may identify material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

Prior to this offering, we were not an SEC registrant and were not required to assess or report on the effectiveness of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2024, our external auditors obtained an understanding of our internal controls relevant to their audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal controls in accordance with the provisions of the Sarbanes-Oxley Act of 2002. During this process, a significant deficiency in our internal controls over financial reporting as of December 31, 2024, was identified, which was communicated to management.

The significant deficiency identified related to formal controls within the preparation and review of financial reporting. We are currently implementing remedial measures and will monitor and gather evidence over the coming months to evaluate their effectiveness.

If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

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We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess their effectiveness. Our testing may in the future reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. If we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be additional material weaknesses, the market price of our common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc. or other regulatory authorities as well as result in litigation.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty and result in errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential noncompliance with policies, employee misconduct, negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In particular, it is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

We may also acquire businesses with unknown liabilities, contingent liabilities, internal control deficiencies or other risks. We have plans and procedures to review potential acquisition candidates for a variety of due diligence matters, including compliance with applicable regulations and laws prior to acquisition. Despite these efforts, realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations (including as a result of difficulties in integrating different internal control systems with our existing internal control systems).

Our products are sold to a small number of large customers.

Currently, all gold ingots produced at the Apoena, Almas and Minosa mines are sold directly or indirectly to three customers; and up to 70,000 metric tons of copper concentrates produced at the Aranzazu Mine are sold directly mainly to Trafigura México, S.A. de C.V. These customers represent almost the totality of our revenue for the Minosa, Apoena and Almas mines and the Aranzazu Mine. For the year ended December 31, 2024, our largest clients, Auramet International LLC, Asahi Refining USA Inc. and Trafigura México, S.A. de C.V. represented 46.8%, 18.9% and 31.1% respectively of our revenue (36.2%, 21.4% and 40.7% in 2023 and 36.2% 22.1% and 39.2% in 2022).

If any of these customers delays any payments to us, our financial results may be adversely affected. In addition, although we believe there is a widely available market for the minerals we produce, if any of our regular customers reduces the volume of business they do with us or gives preference to other competitors, and we are not able to timely develop commercial relationships with other customers, this may cause disruption and result in an adverse effect on our business, financial condition, operating results and cash flow.

The transport and storage of our products through Honduras, Brazil, and Mexico give rise to risks, including theft, roadblocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities.

The ingots and concentrates produced by us have significant value and are transported by road, by air, and/or by ship to refineries and smelters in local countries and overseas. The geographic location of our operating mines in Honduras, Brazil, and Mexico and the air and trucking routes taken through these countries to refinery, smelters and ports for delivery, give rise to risks, including theft, roadblocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

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Northwestern will beneficially own approximately             % of our common shares. This concentration of ownership and voting power will limit your ability to influence corporate matters.

Immediately following this offering, Northwestern, a company controlled by Paulo Carlos de Brito, the chairman of our Board, will beneficially own approximately             % (or             % if the underwriters’ option to purchase additional common shares is exercised in full) of the issued and outstanding common shares. As a result, Northwestern has the power to exercise significant influence over matters requiring shareholder approval, including the election of directors, amendments to our constating documents, and certain transactions. Furthermore, we could be prevented from entering into transactions that could be beneficial to us or other shareholders or third parties could be discouraged from making an offer or take-over bid to acquire us at a price per common share that is above the then-current market price. In addition, if Northwestern were to sell a substantial amount of its common shares, the market price of the common shares could fall. The perception that such a sale would occur could also produce this effect.

We are subject to anticorruption, anti-bribery and anti-money laundering laws and regulations.

We are subject to various anticorruption, anti-bribery and anti-money laundering laws and regulations of Brazil and of other jurisdictions, including the United States, that prohibit, among other things, our involvement in improper payments to certain public officials for the purpose of obtaining advantages or in transferring the proceeds of criminal activities. We have programs designed to comply with new and existing legal and regulatory requirements. However, any errors, failures or delays in complying with anticorruption, anti-bribery and anti-money laundering laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm.

Regulators may increase enforcement of these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers, and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

Concessions, authorizations, licenses and permits are subject to expiration, limitation on renewal and various other risks and uncertainties.

Our operations depend on authorizations, concessions and licenses from governmental regulatory agencies and other authorities in the countries in which we operate. We are subject to laws and regulations in many jurisdictions that can change at any time, and changes in laws and regulations may require modifications to our technologies and operations and result in unanticipated capital expenditures. We are also exposed to political risk in our relationship with governmental and regulatory authorities that issue these authorizations, concessions and licenses.

Some of our mining concessions are subject to fixed expiration dates and might only be renewed a limited number of times for a limited period. Apart from mining concessions, we may need to obtain various authorizations, licenses and permits from governmental or other regulatory bodies in connection with the planning, maintenance, operation and closure of our mines and related logistics infrastructure, which may be subject to fixed expiration dates or periodic review or renewal. There is no assurance that renewals will be granted as and when sought, and there is no assurance that new conditions will not be imposed in connection with renewal. Fees for mining concessions might increase substantially due to the passage of time from the original issuance of each individual exploration license. If so, the costs of holding or renewing our mining concessions may render our business objectives unviable. Accordingly, we need to continually assess the mineral potential of each mining concession, particularly at the time of renewal, to determine if the costs of maintaining the concession are justified by the results of operations to date, and we might elect to let some of our concessions lapse. There can be no assurance that concessions will be obtained on terms favorable to us, or at all, for our future intended mining or exploration targets.

We are also subject to laws and regulations and acts by authorities, related to dams, caves, Indigenous People and Traditional Communities that may limit or modify our mining plans, impact our production volumes, costs and reserves and resources.

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Transitioning to a lower-carbon economy may entail extensive policy, legal, technology, and market changes to address mitigation and adaptation requirements related to climate change.

As a global mining company, we are exposed to various risks in the transition to a lower-carbon economy across our operations, supply chain, and downstream industries. These risks stem from commitments to reducing greenhouse gas (GHG) emissions in the short, medium, and long term, which requires us to make significant investments and incur significant expenses, as well as our ability to adapt during the economic transition needed to limit global warming.

As part of global value chains, and with evolving policy actions around climate change, we face uncertainty and potential misalignment between national and regional governments and sectoral actions. We are exposed to significant financial burdens to comply with and adapt to new regulations and standards. Our failure to make progress in these areas on a timely basis, or revisions of our initiatives and goals, could adversely affect our businesses, our access to capital and reputation.

We continuously monitor identified transition risks, as (i) the lack of incentives and technological transfer to decarbonize hard-to-abate sector in developing and emergent economies, (ii) carbon leakage due to economic protectionism and burdensome cost increase, (iii) reputational impact and climate litigation in case of non-achievement of commitments, and (iv) delays in the adoption of public policies related to the transition to a low-carbon economy, which could impact the demand for metals and minerals.

Our holding company structure makes us dependent on the operations of our subsidiaries.

Our holding company has no business operations of its own. The only material asset of our holding company is all of the outstanding capital stock of our operating subsidiaries. As such, we are dependent on the earnings and cash flow of, and dividends and distributions from, our operating subsidiaries to pay our expenses incidental to being a public holding company and to pay any cash dividend or distribution on our common shares, in each case that may be authorized by our Board of Directors.

Although we are not currently subject to legal or contractual restrictions which prevent us from being able to declare and pay dividends in accordance with our Dividend Policy, we may be adversely affected if the governments of the countries in which we operate impose legal restrictions or taxes on dividend distributions by our subsidiaries, and exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

Risks Relating to the Countries in Which We Operate

We are subject to risks relating to our significant presence in Latin America, which has experienced, and may continue to experience, adverse economic or political conditions that may materially adversely impact our business, financial condition and results of operations.

Political and related legal and economic uncertainty may exist in the countries where we operate or may operate in the future. Our mineral exploration, development and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry.

We conduct or participate in mining, development, exploration, and other activities through our subsidiaries in Colombia, Brazil, Mexico, Honduras and Guatemala, all of which are emerging markets. Investing in emerging markets generally involves risks.

Fluctuations in the economies of Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability, including as a result of actions adopted by the governments of Latin American countries have had and may continue to have a significant impact on our subsidiaries operating in those countries. Recently, the economic growth rates of the economies of many Latin American countries have slowed and some have entered mild recessions. Additionally, economic and political developments in Latin America, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, restrictions on the repatriation of dividends or profits, expropriation or nationalization of property, restrictions on currency convertibility, volatility of the foreign exchange market and exchange controls could impact our operations and/or the market value of our common shares and have a material adverse effect on our business, financial condition and results of operations.

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In addition, we may encounter the following difficulties, among others, related to the foreign markets in which we currently operate or will operate in the future:

•	expropriation or nationalization of property;

•	changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, in-country beneficiation or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices;

•	uncertain political and economic environments, war, terrorism, sabotage and civil disturbances;

•	lack of certainty with respect to legal systems, corruption and other factors that are inconsistent with the rule of law;

•	delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements;

•	restrictions on the ability of local operating companies to sell gold or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the export of gold or other minerals;

•	limitations on the repatriation of earnings;

•	underdeveloped industrial or economic infrastructure;

•	internal security issues;

•	increased financing costs;

•	currency fluctuations;

•	renegotiation, cancellation or forced modification of existing contracts; and

•	risk of loss due to disease, and other potential medical endemic or pandemic issues, as a result of the potential related impact to employees, disruption to operations, supply chain delays, trade restrictions and impact on economic activity in affected countries or regions.

We cannot guarantee that changes will not be made in the government or laws of the jurisdictions in which our operations are located or changes in the regulatory environment for mining companies in general or companies not domiciled in these countries, which could adversely and materially affect us.

Illegal activity in the countries in which we operate could negatively impact our reputation and results of operations.

Our primary mineral exploration activities are conducted in Honduras, Brazil, Mexico, Guatemala, Colombia and the United States and we are exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, murder, illegal mining, high rates of inflation, corruption of government officials, blackmail, extortion and other illegal activity. Corruption of foreign officials could affect or delay required permits, service levels by foreign officials, and protection by police and other government services.

We are required to comply with anti-corruption and anti-bribery laws, including the Criminal Code, the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the jurisdictions in which we conduct our business. In recent years, there has been a general increase in both

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the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations not only by its employees, but also by its contractors and third-party agents. Although we have adopted steps to mitigate such risks, such measures may not always be effective in ensuring that we, our employees, contractors and third-party agents will comply strictly with such laws. If we find ourself subject to an enforcement action or are found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on us resulting in a material adverse effect on our reputation and results of our operations.

While we take measures to protect both personnel and property, there is no guarantee that such measures will provide an adequate level of protection for us or our personnel. The occurrence of illegal activity against us or our personnel cannot be accurately predicted and could have an adverse effect on our operations.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the economies of the countries in which we operate and sell our products and the price of our common shares.

The market for securities offered by companies such as ours is influenced by economic and market conditions in Latin America and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, our business may be adversely affected. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging countries have at times significantly affected the availability of credit to companies with significant operations in Latin America and resulted in considerable outflows of funds from Latin America, decreasing the amount of foreign investments in Latin America, impacting overall growth expectations for the Latin American economies.

Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Latin America, such as our common shares. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our common shares. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may adversely affect the United States and global economies and capital markets, which may, in turn, materially adversely affect the trading price of our common shares.

Exchange rate volatility in the countries which we conduct operations could materially adversely affect our financial condition and results of operations.

The currencies in the countries in which we operate have historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Fluctuations in currency exchange rates may significantly impact our earnings and cash flows. The appreciation of the Honduran lempira, Brazilian real, Mexican peso and the Guatemalan quetzal against the US dollar would increase the cost of exploration, development and operation of our mineral properties located in Honduras, Brazil, Mexico and Guatemala which could have a material adverse effect on our financial condition, results of operations or cash flow results.

As of December 31, 2024, the U.S. dollar commercial selling rate published by the Central Bank of Brazil was R$6.1923 per US$1.00, which represented a 27.9% increase as compared to the selling rate of R$4.841 per US$1.00. As of December 31, 2024, the U.S. dollar commercial selling rate published by the Central Bank of Mexico (the FIX rate) was MXN20.8829 per US$1.00, which represented a 23.1% increase as compared to the selling rate of MXN16.9190 per US$1.00 as of December 31, 2023. As of December 31, 2024, the U.S. dollar commercial selling rated published by the Central Bank of Honduras was HNL25.5069 per US$1.00, which represented a 3% increase as compared to the selling rate of HNL24.7746 per US$1.00 as of December 31, 2023. Significant volatility in currency prices, among other factors, may also result in disruption of foreign exchange markets, which could limit our ability to transfer or to convert certain currencies into U.S. dollars and other currencies. The central banks and governments of the countries in which we operate may institute restrictive exchange rate policies in the future and impose taxes on foreign exchange transactions.

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Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in the countries in which we operate, most notably Brazil, Mexico, Honduras and Guatemala which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are dependent upon the performance of the economies in which we do business, and Latin American economies in particular. Crises and volatility in the financial markets of countries other than those in Latin America may affect the global financial markets and the local economies and may have a negative impact on our operations.

As an example, there have been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global economy and financial markets. Since 2022, the military conflict between the Russian Federation and Ukraine is contributing to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. The global economy was also adversely affected by the ongoing conflict in the Middle East beginning in the second half of 2023. The war is causing a humanitarian crisis in the Gaza Strip and could lead to an escalation of the conflict in the region, rise in oil and gas prices, more inflationary pressures and market volatility. In tandem with the appreciation of the U.S. dollar, these increases could cause greater inflationary pressures and may hinder the economic recovery in Latin America.

Volatility and uncertainty in global financial and credit markets have generally led to a decrease in liquidity and an increase in the cost of funding for international issuers and borrowers. Such conditions may adversely affect our ability to access capital and liquidity on financial terms that are acceptable, if at all. If we are unable to access capital and liquidity on financial terms acceptable to us or at all, our financial condition and the results of our operations may be adversely affected. In addition, the economic and market conditions of other countries, including the United States, countries in the EU and emerging markets, may affect the volume of foreign investments in Latin America. If the level of foreign investment declines, our access to capital may likewise decline, which could negatively affect our business, ability to take advantage of strategic opportunities and, ultimately, the trading price of our common shares.

Governments have exercised, and continue to exercise, significant influence over the economies in which we operate. This influence, as well as political and economic conditions in the countries in which we operate, could have a material adverse effect on our business, financial condition and results of operations and the price of our common shares.

Governments in many of the markets in which we currently, or may in the future, operate frequently exercise significant influence over their respective economies and occasionally make significant changes in policy and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to banking accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies governments may take in the future. Our business and the market price of our common shares may be harmed by changes in government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the relevant economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

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•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy, and changes in tax laws;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	the outbreak of any communicable diseases or any other public health crises;

•	commodity prices; and

•	other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

Uncertainty over whether governments in Latin America will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Latin America, which may have an adverse effect on our activities and consequently our results of operations, and may also adversely affect the trading price of our common shares.

In particular, Latin America’s political environment has historically influenced, and continues to influence, the performance of the region’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil and other Latin American countries. The recent economic instability in Latin America has contributed to a decline in market confidence in the Latin American economies as well as to a deteriorating political environment.

As has been true in the past, the current political and economic environment in Brazil and certain other Latin American countries has and is continuing to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil and elsewhere in Latin America, which may adversely affect us and our common shares.

Infrastructure and workforce deficiencies in the countries in which we operate may impact economic growth and have a material adverse effect on our business, financial condition and results of operations.

Our performance depends on the overall health and growth of the economies in which we operate. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the shortage of a qualified labor force and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Inflation, government efforts to control inflation and changes in interest rates may hinder the growth of the economies of the countries in which we operate and could have a material adverse effect on us.

In the past, high levels of inflation have adversely affected the economies and capital markets of some of the countries in which we operate and have hampered the ability of their governments to create conditions that stimulate or maintain economic growth. For example, the Brazilian government’s measures to fight inflation, principally through the Central Bank of Brazil, have had significant effects on the Brazilian economy and our business, and can continue to do so. Tight monetary policies with high compulsory reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions. Conversely, less strict government and Central Bank of Brazil policies and interest rate decreases may trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our spreads.

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For example, on March 17, 2021, the Central Bank of Brazil began to rapidly raise the Brazilian base interest rate, or “SELIC,” first to 2.75% and then by the end of the year to 9.25% on December 8, 2021. In 2022, the Central Bank of Brazil continued to raise the rate, reaching a peak of 13.75% on August 3, 2022, where it remained stable. On August 2, 2023, the Central Bank of Brazil reversed this trend by lowering the SELIC rate to 13.25%, and continued a pattern of reductions ultimately reducing it to 10.50% on May 8, 2024. However, on September 18, 2024, the Central Bank of Brazil began to increase rates again, increasing the SELIC rate first back to 10.75%. As of the date of this prospectus, the SELIC rate is now 14.75%. Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, such as the consumer price index (Índice de Preços ao Consumidor – Amplo), or “IPCA”, and the general index of market prices (Índice Geral de Preços-Mercado), or “IGPM.”

Inflation, government measures to curb inflation, and speculation related to possible measures regarding inflation may significantly contribute to uncertainty regarding the economies in which we operate and weaken investors’ confidence in these countries. Future governmental actions, intervention in the foreign exchange market, and actions to adjust or fix the value of the local currency, may trigger increases in inflation and adversely affect the performance of the economy as a whole. Furthermore, high rate of inflation, compounded by high and increasing interest rates, declining consumer spending and increasing unemployment, may have a material adverse impact on the economies in which we operate in as a whole, as well as on us.

Credit rating downgrading of the countries in which we operate could reduce the trading price of our common shares.

We may be harmed by investors’ perceptions of risks related to sovereign debt credit rating of the countries in which we operate. Rating agencies regularly evaluate those countries and their sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Risks Relating to Our Common Shares and the Offering

As a foreign private issuer, we have different disclosure, Nasdaq corporate governance standards and other requirements than U.S. domestic registrants.

As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. corporate governance-related rules that permit us to follow home country legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants. See “Management—Foreign Private Issuer Status” and “Description Of Shares—Memorandum and Articles of Association” for more information.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to furnish reports on Form 6-K disclosing the limited information that we have made or are required to make public pursuant to home country law, or are required to distribute to shareholders generally, and that are material to us, including pursuant to the rules of any stock exchange on which our securities are listed, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS Accounting Standards. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS Accounting Standards.

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We cannot predict if investors will find our common shares less attractive because we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of the voting power of all our outstanding classes of voting securities (on a combined basis) must be either directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of our executive officers or directors must not be U.S. citizens or residents; (2) more than 50% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States. We intend to monitor the composition of our shareholder base to determine whether we meet these criteria. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules, and report our financial statements in accordance with U.S. GAAP, which may differ materially from IFRS Accounting Standards, all of which may involve time, effort and additional costs to implement. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we incur as a foreign private issuer.

As an “emerging growth company” (as defined in the JOBS Act), we will have reduced disclosure and other requirements that are different than U.S. domestic registrants and non-emerging growth companies.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as nonemerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or “PCAOB”, (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by nonaffiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.0 billion in nonconvertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a nonemerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by nonaffiliates exceeds US$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

If securities analysts do not publish research or reports about our business or if they downgrade our common shares or securities issued by other companies in our sector, the price and trading volume of our common shares could decline.

A trading market for our common shares on Nasdaq may not develop. Furthermore, any future trading market for our common shares may be affected in part by the research and reports that industry and financial analysts come to publish about us or our business after we become an independent listed company. We do not control these analysts. Furthermore, if one or more of the analysts downgrade our common shares or our industry and change their views regarding the shares of any of our competitors or other companies in our sector, or publish inaccurate or unfavorable research about our business, the market price of our common shares could decline.

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An active trading market for our securities may not be sustained, and investors may not be able to resell our common shares at or above the price for which they purchased such securities.

An active trading market for our common shares may not be sustained. In the absence of an active trading market for our common shares, investors may not be able to sell our common shares at or above the price they paid at the time that they would like to sell. If either none or only a limited number of securities or industry analysts maintain coverage, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our common shares could decrease, which might cause our share price and trading volume to decline significantly. In addition, an inactive market may impair our ability to raise capital by selling shares or equity securities and may impair our ability to acquire business partners by using common shares as consideration, which, in turn, could harm our business.

The market price of our equity securities may be volatile, and your investment could suffer or decline in value.

The stock exchanges, including TSX and B3 (and, if approved, Nasdaq) on which certain of our securities are listed as described elsewhere herein, may from time to time be subject to large fluctuations beyond our control which may result in losses to investors. The price of our securities is likely to be significantly affected by short-term changes in gold and/or copper prices or in our financial condition or results of operations as reflected in our quarterly and annual reports. Other factors unrelated to our performance that may have an effect on the price of our securities include the following: levels of supply and demand for our products and for a broad range of other industrial products; expectations with respect to the rate of inflation; the relative strength of certain currencies; interest rates; speculative activities; transportation restrictions; global or regional political or economic crises; government policy changes, including taxes and tariffs; trade disputes or the potential for trade disputes; the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not continue to follow our securities; the lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of common shares; and the size of our public float may limit the ability of some institutions to invest in our securities. Even if an active, liquid and orderly trading market is sustained for our common shares, the market price of our common shares may be volatile and could decline significantly.

In addition, if our performance does not meet market expectations, the price of our securities may decline. Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Factors affecting the trading price of our common shares may also include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about operating results;

•	our operating results failing to meet market expectations in a particular period;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	any significant change in our board or management;

•	sales of substantial amounts of our common shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

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Broad market and industry factors may depress the market price of our common shares irrespective of our operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for companies engaging in the mining industry or the stocks of other companies which investors perceive to be similar to us could depress the price of our common shares regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our common shares also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Moreover, in the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been instituted against that company. If we were to be involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted, which would have a material adverse effect on us.

As a result of any of these factors, the market price of our securities at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The economic value of your investment may be diluted.

We may, from time to time, need additional funds to implement our growth strategy, acquire target companies or otherwise conduct our activities and we may issue additional common shares. Any additional funds obtained by such a capital increase may dilute your interest in our company or decrease the market price of our common shares.

Holders of our common shares may not receive any dividends.

We adopted a Dividend Policy, which was amended in 2024. See “Dividends and Dividend Policy.”

The declaration of dividends under the Dividend Policy is subject to the discretion of the Board, having regard to the best interests of the Company and the limitations imposed by the solvency tests contained in our memorandum of association and articles of association and other requirements of applicable corporate law. Nothing in the Dividend Policy shall restrict the discretion of the Board from authorizing sustaining capital expenditures or exploration capital expenditures that the Board deems to be in the best interests of the Company. These expenditures may limit future amounts of dividends payable under the Dividend Policy. There can be no assurance that dividends will continue to be paid in the future or on the same terms as have been previously paid by us.

Furthermore, although we are not currently subject to restrictions which prevent us from being able to declare and pay dividends in accordance with our Dividend Policy, in the future payments of dividends could be limited by covenants in debt instruments we have entered into or will enter into, such as covenants on restricted payments, or minimum debt ratios, liquidity or free cash flow.

Moreover, our ability to pay dividends may be limited by our subsidiaries’ ability to pay dividends to us. For instance, our operating subsidiaries may not pay dividends or distribute funds to us because, for example, they may not generate sufficient cash or profit; local laws may be enacted that restrict or prohibit them from issuing dividends or making distributions, or if the governments of the countries in which they operate impose legal restrictions or taxes on dividend distributions. Dividends from our subsidiaries are also subject to exchange rate fluctuations that will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

Although we intend to pay dividends in accordance with our Dividend Policy, we are under no legal obligation to do so. Shareholders have no contractual or other legal right to require us to declare dividends and our Board may determine not to pay dividends, or to amend our Dividend Policy, in its sole discretion.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a British Virgin Islands company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States, and a substantial portion of the assets of these persons is located outside of the United States. As a

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result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the British Virgin Islands. Courts of the British Virgin Islands may not, in an original action in the British Virgin Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the United States, courts of the British Virgin Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a British Virgin Islands judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the British Virgin Islands. In addition, a British Virgin Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

We may be or become a “passive foreign investment company,” or a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of common shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules with respect to its subsidiaries, either (i) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, certain royalties and rents, and gains from the disposition of passive assets. Cash and cash equivalents are passive assets.

Based on the expected market price of our common shares following this offering, the manner in which we currently conduct our business, and the composition of our income and assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, because our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of goodwill, which may be determined in large part by reference to the market price of our common shares from time to time, which could be volatile), there can be no assurances that we will not be a PFIC for the current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status, or with respect to our expectations regarding our PFIC status in the current or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined herein) owns our common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds our common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. Prospective holders of our common shares should consult their tax advisers regarding the application of the PFIC rules to us and the risks of owning equity securities in a company that may be a PFIC. See “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules.”

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Special Note Regarding Forward-Looking Statements

This prospectus contains estimates and forward-looking statements subject to risks and uncertainties, principally in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	the volatility of commodity prices, especially gold and copper;

•	the presence of and continuity of metals at our projects at modeled grades;

•	the capacities of various machinery and equipment;

•	the availability of personnel, machinery and equipment at estimated prices, including our ability to attract and retain a qualified management team and other team members while controlling our labor costs;

•	fluctuations in interest, inflation and exchange rates in the countries in which we operate;

•	metals and minerals sales prices, appropriate discount rates, as well as our expectations regarding our operating and net profit margins;

•	tax rates and royalty rates applicable to the mining operations, including changes in taxes or other fiscal assessment;

•	cash costs; anticipated mining losses and dilution;

•	metals recovery rates, reasonable contingency requirements; our expected ability to develop adequate infrastructure at a reasonable cost;

•	our expected ability to develop our projects including financing such projects; and receipt of regulatory approvals on acceptable terms.

•	general economic, political, social and business conditions in the countries in which we operate, including the impact of the current international economic environment and the macroeconomic conditions in those countries;

•	economic developments and perception of risk in other countries, including a global downturn;

•	our ability to innovate and respond to technological advances and changing market needs and customer demands;

•	any failures to adequately protect ourselves against risks relating to cybersecurity;

•	our ability to protect personal data; and

•	other risk factors as set forth under “Risk Factors” in this prospectus.

Forward-looking statements relate to future events or future performance and reflect our current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: expected production from, and the further potential of our properties; our ability to achieve our longer-term outlook and the anticipated timing and results thereof; the ability to lower our costs and increase production; the economic viability of a project; strategic plans, including our plans with respect to its properties; amounts of mineral reserves and mineral resources; the amount of future production over any period; capital expenditure and mine

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production costs; the outcome of mine permitting and other required permitting; the outcome of legal proceedings which involve us; information with respect to the future price of copper, gold, silver and other minerals; estimated mineral reserves and mineral resources; our exploration and development program; estimated future expenses; exploration and development capital requirements; the amount of waste tons mined; the amount of mining and haulage costs; operating costs; strip ratios and mining rates; expected grades and ounces of metals and minerals; expected processing recoveries; expected time frames; prices of metals and minerals; mine life; gold hedge programs; our ability to successfully maintain operations at its producing assets, or to restart these operations efficiently or economically, or at all; and our ability to continue as a going concern. Often, but not always, forward-looking statements may be identified by the use of words such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Estimates and forward-looking statements are intended to be accurate only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. You should therefore not make any investment decision based on these estimates and forward-looking statements.

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Use of Proceeds

We estimate that the net proceeds to us from the sale of our common shares in this offering will be approximately US$         , based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional common shares from us is exercised in full, we estimate that the net proceeds to us would be approximately US$                 , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of common shares by the selling shareholders.

The principal purposes of this offering are to transfer our principal listing venue to a stock exchange in the United States equity market, which we believe will increase the liquidity of our common shares, as well as strengthen and diversify our shareholder base through broader access to global capital markets.

In addition to the listing, we intend to use the net proceeds from the primary offering to provide financial flexibility to support the execution of our strategic growth initiatives. These include:

•	the potential advancement of our current development projects, such as Era Dorada and Matupá, as well as exploration-stage projects, such as Carajás;

•	initiatives to expand production capacity, including potential expansion at Borborema and Almas and the potential development of Almas' underground project;

•	exploration initiatives to expand mineral reserves and resources of our portfolio; and

•	the pursuit of potential acquisitions.

However, we do not currently have a specific plan with estimated amounts for how we intend to allocate proceeds for each of the identified purposes. While we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Risk Factors” in this prospectus, and the occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including but not limited to short-term, investment-grade, interest-bearing instruments and U.S. government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value.

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Dividend and Dividend Policy

Our dividend policy, or the “Dividend Policy,” is to declare a quarterly dividend based on 20% of our estimated Adjusted EBITDA less sustaining capital expenditures and exploration capital expenditures, in each case for such quarter, payable as cash dividends to holders of our common shares. We expect to declare and pay dividends four times each year, based on the results for the prior quarter, with a record date that is no less than seven business days after the date of the press release announcing our financial results for each calendar quarter.

Dividend Policy

However, the declaration of dividends is subject to the discretion of the Board, having regard to the best interests of the Company and the limitations imposed by the solvency tests contained in the Company’s memorandum of association and articles of association and other requirements of applicable corporate law. Nothing in the Dividend Policy shall restrict the discretion of the Board from authorizing sustaining capital expenditures or exploration capital expenditures that the Board deems to be in the best interests of the Company. These expenditures may limit future amounts of dividends payable under the Dividend Policy.

Moreover, our ability to pay dividends may be limited by our subsidiaries’ ability to pay dividends to us. See “Risk Factors—Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.”

There are presently no contractual limitations preventing us from paying dividends nor have governments of the countries in which our subsidiaries operate imposed legal restrictions on dividend distributions, in each case that prevent us from being able to pay dividends consistent with our Dividend Policy.

Although we intend to pay a quarterly dividend based on 20% of our estimated Adjusted EBITDA less sustaining capital expenditures and exploration capital expenditures, we are under no legal obligation to do so. Shareholders have no contractual or other legal right to require us to declare dividends and our Board may determine not to pay dividends, or to amend our Dividend Policy, in its sole discretion. We currently budget our capital expenditures having regard to the dividends we expect to pay under our Dividend Policy. However, the declaration of dividends is subject to the discretion of the Board, having regard to the best interests of the Company and the limitations imposed by our governing documents and applicable corporate law. As part of its determination, the Board must balance the payment of dividends against capital needs, financial leverage and our liquidity. Nothing in the Dividend Policy restricts the discretion of the Board from authorizing sustaining capital expenditures or exploration capital expenditures that the Board deems to be in the best interests of the Company, which may impact our ability to declare and pay dividends in accordance with our Dividend Policy.

Our Dividend Policy is described on our investor relations website at https://www.auraminerals.com/. The information contained on our website, any website mentioned in this prospectus, or any website directly or indirectly linked to these websites is not part of, and is not incorporated by reference in, this prospectus.

History of Payment of Dividends

The following table summarizes our dividend payments for the periods indicated:

	For the year ended December 31,
	2024	2023	2022
	(in millions of US$, except as otherwise indicated)
Total dividend distributed	42.7	28.2	20.2

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Capitalization

The following table sets forth our total capitalization, defined as our current loans and debentures, non-current loans and debentures and our shareholders’ equity and total capitalization as of March 31, 2025 as follows:

•	on an actual basis;

•	as adjusted, to give effect to the sale and issuance by us of common shares in this offering, based upon the assumed public offering price based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ option to purchase additional common shares.

The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of March 31, 2025
	Actual	As Adjusted
	(in US$ millions, except share and per share data)
Loans and debentures (current)	100.9
Loans and debentures (non-current)	366.8
Total shareholders’ equity	139.9
Total capitalization(1)(2)	607.6

(1)	Each US$1.00 increase (decrease) in the offering price per common share would increase (decrease) our total capitalization and total equity by US$ million (assuming the option to purchase additional common shares is not exercised).

(2)	Total capitalization is the sum of our current loans and debentures, non-current loans and debentures and shareholders’ equity.

Other than as set forth above, there have been no material changes to our capitalization since March 31, 2025.

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Dilution

If you invest in our common shares in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per common shares and the pro forma as adjusted net tangible book value per common shares immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common shares in this offering and the pro forma as adjusted net tangible book value per common shares immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total assets (excluding goodwill and other intangible assets) less our total liabilities by the number of our shares outstanding. Our historical net tangible book value as of March 31, 2025 was US$             million, or US$         per share. Our pro forma as adjusted net tangible book value as of March 31, 2025 was US$            million, or US$            per share, based on the total number of common shares outstanding as of March 31, 2025, after giving effect to the aggregate amount of US$         in dividends paid to our shareholders on         , 2025.

After giving effect to the sale by us of             common shares in this offering at the assumed public offering price based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to the aggregate amount of US$         in dividends paid to our shareholders on         , 2025, our pro forma as adjusted net tangible book value as of March 31, 2025 would have been US$            , or US$         per share. This represents an immediate increase in pro forma net tangible book value of US$            per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of US$             per share to investors purchasing common shares in this offering at the assumed public offering price.

The following table illustrates this dilution to new investors purchasing common shares in this offering:

Assumed public offering price per share	US$
Pro forma net tangible book value per share as of March 31, 2025	US$
Increase in pro forma net tangible book value per share attributable to new investors purchasing common shares in this offering	US$
Pro forma as adjusted net tangible book value per share immediately after this offering	US$
Dilution in pro forma net tangible book value per common share to new investors in this offering	US$

Each US$1.00 increase or decrease in the assumed public offering price based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by US$         , and would increase or decrease, as applicable, dilution per share to new investors purchasing common shares in this offering by US$             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of common shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately US$            per share and increase or decrease, as applicable, the dilution to new investors purchasing common shares in this offering by US$             per share, assuming the assumed public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional common shares from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common shares, as adjusted to give effect to this offering, would be US$            per share, and the dilution in pro forma net tangible book value per share to new investors purchasing common shares in this offering would be US$         per common share.

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Market Information

The information concerning the TSX and B3 markets set forth below has been prepared based on materials obtained from public sources.

Overview

Our common shares are listed on the Toronto Stock Exchange, or the “TSX” under the ticker symbol “ORA,” and our Brazilian Depositary Receipts, or “BDRs” (each three BDRs representing one common share) are listed on the B3 S.A. – Brasil, Bolsa, Balcão, or the “B3” under the ticker symbol “AURA33.”

On         , 2025, the last reported sales price of our common shares on the TSX was C$            per common share (equivalent to approximately US$            per common share based on the exchange rate of C$            per US$1.00 reported by the Bank of Canada on the same date) and on the B3 was R$         per BDR (equivalent to approximately US$         per BDR using the commercial selling rate for U.S. dollars as reported by the Central Bank of Brazil on the same day).

We intend to apply to list our common shares on the Nasdaq Global Select Market under the symbol “              .”

Performance of Our Common Shares on the TSX

The following table shows the minimum, maximum and closing trading prices and average trading volumes of our common shares on the TSX for the periods indicated, as reported by Bloomberg:

	Price (C$)			Average Trading Volume (1)
	Maximum	Minimum	Closing
Five most recent full fiscal years:
Year ended December 31, 2024	18.78	8.28	17.70	30,133
Year ended December 31, 2023	12.14	8.26	9.23	50,633
Year ended December 31, 2022	13.14	6.60	7.93	69,041
Year ended December 31, 2021	17.26	9.95	10.50	68,682
Year ended December 31, 2020(2)	17.65	1.72	14.85	56,988

Year ended December 31, 2024:
Quarter ended December 31, 2024	18.78	15.02	17.70	39,296
Quarter ended September 30, 2024	16.49	11.98	16.17	40,156
Quarter ended June 30, 2024	13.18	10.18	11.51	30,150
Quarter ended March 31, 2024	10.45	8.28	10.45	10,620

Six most recent months ending:
April 30, 2025	28.50	22.18	28.50	74,988
March 31, 2025	28.00	21.54	28.00	103,955
February 28, 2025	22.56	20.24	22.32	80,838
January 31, 2025	18.99	16.62	18.99	51,886
December 31, 2024	18.78	16.53	17.70	41,531
November 30, 2024	17.80	15.60	16.68	35,731

(1)	Volume = Average of daily volume.

(2)	On August 11, 2020, we announced that holders as at the close of business on August 20, 2020 would receive an additional 14 common shares for each one common share held as of that date.

Performance of Our BDRs on the B3

The following table shows the minimum, maximum and closing trading prices and average trading volumes of our BDRs (each three BDRs representing one common share) on the B3 for the periods indicated, as reported by Bloomberg.

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	Price (R$)			Average Trading Volume (1)
	Maximum	Minimum	Closing
Five most recent full fiscal years:
Year ended December 31, 2024(2)	26.24	10.17	25.01	255,459
Year ended December 31, 2023	14.17	9.93	11.67	245,668
Year ended December 31, 2022	18.00	9.00	10.00	453,768
Year ended December 31, 2021	23.08	14.33	15.00	526,122
Year ended December 31, 2020	22.13	16.00	20.23	355,315

Year ended December 31, 2024:
Quarter ended December 31, 2024	26.24	20.48	25.01	244,028
Quarter ended September 30, 2024(2)	22.00	15.99	20.45	256,341
Quarter ended June 30, 2024	17.44	12.33	15.83	354,603
Quarter ended March 31, 2024	12.43	10.17	12.43	163,542

Six most recent months ending:
April 30, 2025	39.44	31.45	39.18	357,300
March 31, 2025	37.50	29.04	36.50	304,856
February 28, 2025	30.41	26.70	30.40	223,169
January 31, 2025	25.98	23.21	24.71	176,724
December 31, 2024	26.24	23.48	25.01	249,888
November 30, 2024	24.53	21.65	23.49	282,589

(1)	Volume = Average of daily volume.

(2)	On July 5, 2024, we announced a forward split of our BDRs on the basis of three BDRs for each one BDR then outstanding. Prior to the BDR split, each BDR represented one common share, and following the split, each three BDRs represent one common share.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial and Other Information” and “Summary Consolidated Financial and Other Data.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are an Americas gold and copper production company with a significant portfolio of mining operations. Our mission is to deliver long-term value by unlocking operational efficiencies, responsibly growing our portfolio with a focus on return on invested capital, responsible mining practices and a commitment to sustainability. We operate with a decentralized culture, supported by a lean corporate team that ensures agile and dynamic management and decision-making processes, focused on high operational sustainability compliance standards.

We believe that our success as a gold and copper mining company is the result of a combination of strategic acquisitions, mine expansions and development and efficiency improvements. Backed by a traditional Brazilian family of seasoned gold-focused entrepreneurs and mine developers, as well as a new management team, we have undergone a significant transformation since 2016, enhancing our profitability, replenishing resources and even extending the life-of-mine (LOM) across our operating assets, while also facilitating inorganic expansion – consistently guided by a disciplined commitment to value creation and sustainable growth.

We have a track record of expanding and building new mines on-time and on-budget, with ramp-up capabilities, consistent cash flow generation and dividend payments while delivering an attractive return on investment. Our disciplined cost management ensures efficiency in reserve development while we strive to serve as the benchmark for operational security and excellence in project development. Strategically, we prioritize high-IRR (Internal Rate of Return) growth opportunities, balancing capital appreciation with reliable dividend distributions.

We currently operate four wholly-owned operating mines and one mine in ramp-up phase. Our operating mines are the Aranzazu copper-gold-silver mine in Mexico, the Apoena and Almas gold mines in Brazil and the Minosa gold mine in Honduras. Additionally, we own and operate the Borborema gold mine in Brazil, which is currently in its ramp-up phase and is expected to achieve commercial production by the third quarter of 2025.

In addition to our operating mines, our main development projects are the Era Dorada gold project in Guatemala and the Matupá gold project in Brazil. We have significant exploration potential, owning over 630,000 hectares of mineral rights, and we are currently advancing multiple near-mine and regional targets along with the Carajás (Serra da Estrela) copper project in the prolific Carajás region of Brazil.

Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements,” “Presentation of Financial and Other Information” and “Risk Factors,” and other factors discussed elsewhere in this prospectus. Our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 have been prepared in accordance with IFRS Accounting Standards.

Key Financial and Operating Metrics

We review a number of key financial and operating performance metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

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For a reconciliation of our Non-IFRS Accounting Standards Financial Measures, see “—Non-IFRS Accounting Standards Financial Measures.”

	As of and for the three months ended March 31,		As of and for the year ended December 31,
Financial Data	2025	2024	2024	2023	2022
	(in US$ millions, except percentages)
IFRS Accounting Standards Measures
Revenue	161.8	132.1	594.2	416.9	392.7
Net cash generated by operating activities	41.2	25.9	222.2	124.9	96.4
Gross Profit	78.4	46.7	251.3	126.0	125.7
(Loss) / Profit for the year	(73.2)	(9.2)	(30.3)	31.9	66.5
Loans and debentures (current)	100.9	n.m.	82.0	82.9	73.2
Loans and debentures (non-current)	366.8	n.m.	361.1	250.7	140.8
Shareholder´s Equity	139.9	n.m.	223.0	314.8	310.1
Non-IFRS Accounting Standards Measures
Adjusted EBITDA(1)	81.4	52.8	266.8	134.1	133.8
Adjusted EBITDA Margin(2)	50.3%	40.0%	44.9%	32.2%	34.1%
Net Debt(3)	271.9	n.m.	188.1	85.2	77.4
Adjusted Free Cash Flow(4)	29.1	13.5	178.2	80.4	57.5
Cash Conversion(5)	35.7%	25.4%	66.8%	60.0%	43.0%
Adjusted Capex(6)	12.1	12.4	43.9	44.5	38.9

(1)	We calculate Adjusted EBITDA as (Loss) profit for the year, plus income taxes, plus finance expenses, less other (expense) income, less Change in estimation for mine closure and restoration for properties in care & maintenance, plus depletion and amortization. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards measure.

(2)	We calculate Adjusted EBITDA Margin for a given year as Adjusted EBITDA divided by revenue for the respective year. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

(3)	We calculate Net Debt as loans and debentures (current) plus loans and debentures (non-current) plus / (less) Derivative Financial Instrument (Swap – Aura Almas (Itaú Bank) and Swap – Aura Almas (BTG Bank)) less cash and cash equivalents less restricted cash. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards measure.

(4)	We calculate Adjusted Free Cash Flow as net cash generated by operating activities less Adjusted Capex. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards measure.

(5)	We calculate Cash Conversion as net cash generated by operating activities less Adjusted Capex divided by Adjusted EBITDA. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

(6)	We calculate Adjusted Capex as the sum of purchases of Property, plant and equipment related to the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments, deducted from purchases of Property, plant and equipment of these segments we define as expansion capex. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “Summary Consolidated Financial and Other Data —Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

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The table below summarizes the main operational indicators for the periods indicated:

	For the three months ended March 31,				For the year ended December 31,
	2025		2024		2024	2023	2022
Operating Data
Gold ore processed (tonnes)	2,814,423		2,861,857		11,603,697	9,413,503	6,999,096
Gold bullion produced (ounces)	39,631		43,186		169,673	129,738	129,890
Gold bullion sold (ounces)	60,491		69,086		172,184	128,230	131,860
Copper ore processed (tonnes)	289,210		303,144		1,228,601	1,210,462	1,219,703
Copper concentrate produced (dry metric tonnes “DMT”)	18,848		18,933		77,640	72,973	75,625
Realized average gold price per ounce sold, net (in U.S. dollars)(1)	2,786	/oz	1,999	/oz	2,308/oz	1,872/oz	1,736/oz
Total Production (Gold Equivalent Ounces)(2)	60,087		68,187		267,232	235,856	241,421

(1)	We calculate realized average gold price per ounce sold, net as revenue divided by ounces of gold sold.

(2)	Gold equivalent ounces, or “GEO” is calculated by converting the production of silver and copper into gold using a ratio of the prices of these metals to that of gold. The prices used to determine the GEO are based on the weighted average price of silver and copper realized from sales at the Aranzazu Mine during the relevant period.

Our Mines

For the three months ended March 31, 2025 and year ended December 31, 2024, our primary source of revenue was from the sale of gold and copper mined from Aranzazu, Apoena, Minosa and Almas. In the three months ended March 31, 2025, we sold a total of 60,491 ounces of doré gold bars (compared to 69,086 ounces in the same period in 2024) at an average realized gold price per ounce sold, net of US$2,786 (US$1,999 per ounce in the same period in 2024), and 8 million pounds of copper contained in concentrate (compared to 9 million pounds in the same period in 2024). In the year ended December 31, 2024, we sold a total of 172,184 ounces of doré gold bars (compared to 128,230 ounces in 2023) at an average realized gold price per ounce sold, gross of US$2,671 (US$1,943 per ounce in 2023), and 37.0 million pounds of copper contained in concentrate (compared to 36.6 million pounds in 2023). We have access to worldwide gold and copper concentrate markets and are not reliant on a specific purchaser for the sale of gold. In 2024, 94% of the copper concentrate produced in Aranzazu was sold to Trafigura.

The following tables set out our key operating results by segment for the periods indicated:

	For the three months ended March 31, 2025
	Revenues	Cost of goods sold, except depletion and amortization	Depletion and amortization	Gross profit	Operating income/ (loss)	(Loss) / Profit for the period
	(in thousands of US$)
Aranzazu Mine	50,262	(23,815)	(6,467)	19,980	17,497	9,508
Apoena Mine	26,353	(11,555)	(3,549)	11,249	9,824	4,599
Minosa Mine	48,062	(20,135)	(1,341)	26,586	25,215	17,441
Almas Mine	37,127	(14,007)	(2,507)	20,613	19,573	11,070
Borborema Project	—	—	—	—	14	(3,406)
Total reportable segments	161,804	(69,512)	(13,864)	78,428	72,123	39,212
All other segments	—	—	—	—	(4,707)	(112,461)
Total	161,804	(69,512)	(13,864)	78,428	67,416	(73,249)

	For the three months ended March 31, 2024
	Revenues	Cost of goods sold, except depletion and amortization	Depletion and amortization	Gross profit	Operating income/ (loss)	(Loss) / Profit for the period
	(in thousands of US$)
Aranzazu Mine	44,162	(23,289)	(5,575)	15,298	12,876	7,617
Apoena Mine	26,007	(9,520)	(6,415)	10,072	9,047	4,686
Minosa Mine	37,647	(23,146)	(896)	13,605	12,455	6,298
Almas Mine	24,262	(13,693)	(2,863)	7,706	6,639	3,611
Borborema Project	—	—	—	—	(142)	(5,950)
Total reportable segments	132,078	(69,648)	(15,749)	46,681	40,875	16,262
All other segments	—	—	—	—	(4,415)	(25,479)
Total	132,078	(69,648)	(15,749)	46,681	36,460	(9,217)

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	For the year ended December 31, 2024
	Revenues	Cost of goods sold, except depletion and amortization	Depletion and amortization	Gross profit	Operating income/ (loss)	(Loss) / Profit for the year
	(in thousands of US$)
Aranzazu Mine	196,787	(94,198)	(25,538)	77,051	65,235	28,539
Apoena Mine	90,273	(46,398)	(16,477)	27,398	23,879	4,913
Minosa Mine	177,692	(88,999)	(5,873)	82,820	77,330	48,363
Almas Mine	129,411	(51,451)	(13,959)	64,001	60,059	24,383
Borborema Project	—	—	—	—	(1,154)	(16,041)
Total reportable segments	594,163	(281,046)	(61,847)	251,270	225,349	90,157
All other segments	—	—	—	—	(19,983)	(120,428)
Total	594,163	(281,046)	(61,847)	251,270	205,366	(30,271)

	For the year ended December 31, 2023
	Revenues	Cost of goods sold, except depletion and amortization	Depletion and amortization	Gross profit	Operating income/ (loss)	(Loss) / Profit for the year
	(in thousands of US$)
Aranzazu Mine	176,814	(87,168)	(20,391)	69,255	58,479	43,076
Apoena Mine	83,784	(51,865)	(17,554)	14,365	9,292	(4,388)
Minosa Mine	122,046	(82,893)	(5,325)	33,828	28,996	15,048
Almas Mine	34,250	(22,135)	(3,546)	8,569	6,485	10,891
Borborema Project	—	—	—	—	(1,086)	(45)
Total reportable segments	416,894	(244,061)	(46,816)	126,017	102,166	64,582
All other segments	—	—	—	—	(15,141)	(32,702)
Total	416,894	(244,061)	(46,816)	126,017	87,025	31,880

	For the year ended December 31, 2022
	Revenues	Cost of goods sold, except depletion and amortization	Depletion and amortization	Gross profit	Operating income/ (loss)	(Loss) / Profit for the year from continued operation
	(in thousands of US$)
Aranzazu Mine	163,808	(78,380)	(22,211)	63,217	55,499	44,609
Apoena Mine	120,263	(65,717)	(17,157)	37,389	31,991	16,881
Minosa Mine	108,628	(77,541)	(6,000)	25,087	20,273	18,042
Almas Mine	—	—	—	—	(2,523)	(5,674)
Total reportable segments	392,699	(221,638)	(45,368)	125,693	105,240	73,858
All other segments	—	—	—	—	(17,009)	(17,611)
Total	392,699	(221,638)	(45,368)	125,693	88,231	56,247

The following tables set outs our key operating KPIs by segment for the periods indicated. Only the segments with revenue are included below as the other segments do not have meaningful KPIs.

	For the three months ended March 31,
	2025			2024
	GEO Sold	Cash costs per GEO sold1)	All in sustaining cash costs per GEO sold(2)	GEO Sold	Cash costs per GEO sold(1)	All in sustaining cash costs per GEO sold(2)
Aranzazu	20,455	1,164	1,545	25,103	926	1,263
Apoena	9,408	1,228	2,041	12,860	741	1,207
Minosa	17,526	1,149	1,249	19,228	1,187	1,289
Almas	13,101	1,069	1,195	11,895	1,151	1,422
Total / Average (3)	60,491	1,149	1,461	69,086	1,003	1,287

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	For the year ended December 31,
	2024			2023			2022
	GEO Sold	Cash costs per GEO sold(1)	All in sustaining cash costs per GEO sold(2)	GEO Sold	Cash costs per GEO sold(1)	All in sustaining cash costs per GEO sold(2)	GEO Sold	Cash costs per GEO sold(1)	All in sustaining cash costs per GEO sold(2)
Aranzazu	97,649	965	1,308	105,694	825	1,080	115,355	680	914
Apoena	39,019	1,189	1,833	44,324	1,170	1,822	68,394	961	1,254
Minosa	79,036	1,126	1,205	66,101	1,254	1,357	63,466	1,222	1,342
Almas	54,129	950	1,139	17,805	1,243	1,522	—	—	—
Total / Average (3)	269,833	1,042	1,320	233,923	1,043	1,333	247,215	897	1,118

(1)	Cash costs per gold equivalent ounce sold is calculated as costs of goods sold less depletion and amortization divided by gold equivalent ounces sold. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards measure.

(2)	All in sustaining cash costs per gold equivalent ounce sold (AISC) is calculated as the cost of goods sold less depletion and amortization, plus Adjusted Capex, plus general and administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments less depreciation and amortization from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine less care and maintenance expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine less corporate cost sharing expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine plus lease payments divided by gold equivalent ounces sold. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards measure.

(3)	The average Cash costs per gold equivalent ounce sold and the average All in sustaining cash costs per gold equivalent ounce sold are calculated by determining the total Cash costs and total All in sustaining cash costs for all mining operations and dividing that by the total GEO sold.

Aranzazu

The Aranzazu Mine is an underground copper mine that produces gold and silver as a by-product. It is located within the Municipality of Concepcion del Oro in the State of Zacatecas, Mexico, near the northern border with the State of Coahuila. The property is situated in a rugged mountainous area and can be accessed from either the city of Zacatecas, located 250 km to the southwest, or from the city of Saltillo, located 112 km to the northeast in the State of Coahuila.

The table below sets out additional selected operating information for Aranzazu for the periods indicated.

	For the three months ended March 31,		For the year ended December 31,
Operating Statistics	2025	2024	2024	2023	2022
Ore mined (tonnes)(1)	295,698	297,923	1,219,011	1,217,412	1,217,829
Ore processed (tonnes)(2)	289,210	303,144	1,228,601	1,210,462	1,219,703
Copper grade (%)(3)	1.48%	1.51%	1.50%	1.51%	1.46%
Gold grade (g/tonnes)(3)	0.84	0.83	0.83	0.87	0.86
Silver grade (g/tonnes)(3)	22.16	21.57	21.64	20.55	18.88
Copper recovery(4)	89.7%	90.2%	90.8%	91.0%	91.2%
Gold recovery(4)	81.2%	80.9%	81.2%	81.3%	80.8%
Silver recovery(4)	63.4%	64.3%	63.0%	63.4%	62.7%
Concentrate production
Copper concentrate produced (DMT)(5)	18,848	18,933	77,640	72,973	75,625
Copper contained in concentrate (%)(6)	20.4%	21.9%	21.6%	22.8%	21.5%
Gold contained in concentrate (g/DMT)(6)	10.52	10.71	10.6	11.7	11.2
Silver contained in concentrate (g/DMT)(6)	216.0	222.6	216.1	216.2	191.7
Copper pounds produced (‘000 Lb)(7)	8,461	9,132	36,988	36,684	35,799
Total production (Gold equivalent oz – GEO)	20,456	25,001	97,558	106,119	111,531
Copper equivalent pounds produced and sold (‘000 Lb)(8)	13,718	13,536	56,053	53,745	52,327

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

(1)	Ore mined (tonnes) represents the total quantity of mineralized material extracted from open pit or underground operations, measured in metric tonnes, regardless of whether it is processed or not during the period. This metric provides to investors insight into the scale of mining operations and the Company’s ability to access ore for processing, which is a leading indicator of future production and management monitors ore mined to assess mining productivity and ensure alignment with mine plans, budgets and production targets.

(2)	Ore processed (tonnes) refers to the volume of ore sent to the processing plant during the period, measured in metric tonnes. The metric is important to investors because it reflects the operational throughput and capacity utilization of the processing plant and is directly linked to metal production output for a given period and is useful to management to evaluate plant performance, identify bottlenecks and optimize plant utilization in accordance with the mine plan.

(3)	Copper Grade (%); Gold Grade (g/tonne); and Silver Grade (g/tonne) represents the average concentration of copper, gold, and silver within the ore processed during the period, expressed as a percentage for copper and grams per tonne for gold and silver. Grades are a fundamental driver of revenue and profitability, as higher-grade ores yield more payable metal per tonne processed for investors understanding and management monitors grade to optimize ore blending and mine planning activities and measure performance against budget and plant feed planning.

(4)	Copper Recovery (%); Gold Recovery (%); and Silver Recovery (%) represents the percentage of total metal content in the processed ore that is recovered into the final product (e.g., concentrate or dore). Recovery rates reflect and indicate to investors the effectiveness of processing operations and directly influence overall production and cost-efficiency and management tracks recovery performance to identify metallurgical issues, improve process control and optimize reagent use and throughput, as well measure performance against budget.

(5)	Copper Concentrate Produced (DMT) is the total dry metric tonnes (DMT) of copper concentrate produced, which includes not only copper but also associated gold and silver by-products. It provides to investors a direct measure of output from the processing plant and is a precursor to sales and revenue recognition and management uses concentrate production data to track operational output, schedule shipments, and forecast revenues and to measure performance against budget.

(6)	Copper Contained in Concentrate (%); Gold Contained in Concentrate (g/DMT); and Silver Contained in Concentrate (g/DMT) are the average concentration of copper (as a percentage), and gold and silver (in grams per DMT) in the produced concentrate. They provide insights to investors into product quality and expected payable metal content, which impact the realized pricing and revenue and management reviews contained metals in concentrate to assess product quality, optimize metallurgy, and maximize sales value, and to measure performance against budget.

(7)	Copper Pounds Produced (‘000 Lb) represents the total payable copper content produced, expressed in thousands of pounds, derived from copper concentrate production. It provides to investors a standard unit for comparing production performance with other copper producers and tracking overall output for the Company and management uses this to assess copper production performance and track progress against budget. It does not include the conversion of the value of gold and silver produced and sold into an equivalent amount of copper. It does not include the conversion of the value of gold and silver produced and sold into an equivalent amount of copper.

(8)	Copper Equivalent Pounds Produced and Sold (‘000 Lb) are calculated by converting the value of gold and silver produced and sold into an equivalent amount of copper, based on realized prices, expressed in thousands of pounds. It provides to investors a comprehensive view of production and sales in a copper-equivalent format, useful for analyzing performance in a multi-metal portfolio and management monitors copper equivalent production and sales to assess performance consistency against budget.

Operating information for Aranzazu for the three months ended March 31, 2025 and 2024 is as follows:

•	For the three months ended March 31, 2025, ore mined was 295,698 tonnes, which was stable when compared to 297,923 tonnes for the three months ended March 31, 2024, and in line with the plan defined for the year.

•	For the three months ended March 31, 2025, copper, gold, and silver grades reached 1.48% Cu, 0.84 g/t Au and 22.16 g/t Ag respectively, which comparatively were 1.51% Cu, 0.83 g/t Au, and 21.57 g/t Ag for the three months ended March 31, 2024, in line with mine planning.

•	For the three months ended March 31, 2025, production of GEO was 20,456, reflecting an 18% decrease compared to the first three months ended March 31, 2024 at current prices (spot prices).

•	For the three months ended March 31, 2025, as a result of lower sales volume and an increase in the current prices, revenues reached US$50.3 million, an increase of 14% compared to the corresponding period of 2024.

Operating information for Aranzazu for the years ended December 31, 2024 and 2023 is as follows:

•	In 2024, ore mined was 1,219,011 tonnes, which was stable when compared to 1,217,412 tonnes in 2023, and in line with the plan defined for the year.

•	In 2024, copper, gold, and silver grades reached 21.6% Cu, 10.6 g/t Au and 216.1 g/t Ag respectively, which comparatively were 22.8% Cu, 11.7 g/t Au, and 216.2 g/t Ag in 2023, in line with the mine planning, partially compensated by improvements in metal recoveries.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

•	In 2024, production of GEO was 97,558, reflecting an 8.1% decrease compared to 2023 at current prices (spot prices). However, at constant metal prices, production remained stable compared to 2023, due to the relative increase in gold prices compared to copper prices during 2024.

•	In 2024, as a result of stable metal production at constant metal prices and an increase in the current prices, revenues reached US$196.8 million, an increase of 11% compared to the previous year.

Apoena

Apoena is located in Mato Grosso, Brazil, approximately 450 km west of Cuiabá, the state capital, and 12 km from the town of Pontes e Lacerda. The complex consists of a processing plant fed by satellite mines such as Lavrinha, Japonês, Ernesto and Nosde, all of which are under operation.

The table below sets out selected operating information for the mines at commercial stage at the Apoena Project for the periods indicated.

	For the three months ended March 31,		For the year ended December 31,
Operating Statistics	2025	2024	2024	2023	2022
Ore mined (tonnes)(1)	449,008	553,810	2,134,095	965,651	1,144,424
Waste mined (tonnes)(2)	3,548,735	3,656,199	14,119,865	11,519,038	13,723,665
Total mined (tonnes)(3)	4,318,920	4,210,009	16,253,960	12,484,689	14,868,089
Waste to ore ratio(4)	7.90	6.60	6.62	11.93	11.99
Ore plant feed (tonnes)(5)	357,420	374,363	1,421,126	1,505,630	1,513,713
Grade (g/tonne)(6)	0.81	1.11	0.9	1.01	1.53
Recovery (%)(7)	95.3%	91.2%	91%	92%	93%
Production (ounces)	8,876	12,105	37,173	46,006	68,451
Sales (ounces)	9,408	12,860	39,019	44,324	68,394

(1)	Ore mined (tonnes) represents the total quantity of mineralized material extracted from open pit or underground operations, measured in metric tonnes, regardless of whether it is processed or not during the period. This metric provides to investors insight into the scale of mining operations and the Company’s ability to access ore for processing, which is a leading indicator of future production and management monitors ore mined to assess mining productivity and ensure alignment with mine plans, budgets and production targets.

(2)	Waste mined (tonnes) represents the total quantity of material that is extracted from open pit or underground operations that is not itself valuable and is discarded, measured in metric tonnes. This metric provides information to investors in assessing the efficiency of the mining operation and management uses to optimize operations, ensure environmental responsibility and manage costs.

(3)	Total mined (tonnes) refers to the sum of volume of ore mined and waste mined during the period, measured in metric tonnes. The metric is important to investors because it reflects to the operational throughput and capacity utilization of the mine and is useful to management to evaluate mine performance, identify bottlenecks, optimize the mine plan and evaluate performance against the Company’s budget

(4)	Waste to ore ratio refers to the amount of tonnes of waste material that needs to be removed in order to extract one tonne of ore and is calculated as the ratio of the volume of waste mined to the volume of ore extracted. This metric provides investors to assess the efficiency of a mining operation and management uses to optimize operations, manage costs and evaluate performance against the Company’s budget.

(5)	Ore plant feed (tonnes) refers to the total amount of ore that is fed into the processing plant for extraction and is measured in tonnes. It is important to investors to assess the mine’s production capacity, potential revenue and overall performance and management to optimize operations, control costs, efficiency and evaluate performance against the Company’s budget.

(6)	Grade (g/tonne) represent the average concentration of copper, gold, and silver within the ore processed during the period, expressed as a percentage for copper and grams per tonne for gold and silver. Grades are a fundamental driver of revenue and profitability, as higher-grade ores yield more payable metal per tonne processed for investors understanding and management monitors grade to optimize ore blending and mine planning activities and measure performance against budget and plant feed planning.

(7)	Recovery (%) represents the percentage of total metal content in the processed ore that is recovered into the final product (e.g., concentrate or dore). Recovery rates reflect and indicate to investors the effectiveness of processing operations and directly influence overall production and cost-efficiency and management tracks recovery performance to identify metallurgical issues, improve process control and optimize reagent use and throughput, as well measure performance against budget.

Operating information for Apoena for the three months ended March 31, 2025 and 2024 is as follows:

•	For the three months ended March 31, 2025, ore mined totaled 449,008 tonnes, a decrease of 23% when compared to the 581,590 tonnes mined for the three months ended March 31, 2024, mainly due to mine development activities and pre-stripping to access deeper zones.

•	For the three months ended March 31, 2025, ore planned feed decreased about 5%, to 357,420 tonnes from 374,363 tonnes in the previous year.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

•	For the three months ended March 31, 2025, grade was 0.81 g/t Au, 27% below the 1.11 g/t Au achieved in for the three months ended March 31, 2024. This decrease is attributed to mine sequencing and according to the plan.

•	For the three months ended March 31, 2025, recovery was 95%, a small increase when compared to 91% in for the three months ended March 31, 2024.

•	For the three months ended March 31, 2025, the combination of lower grade, higher recovery and lower ore plant feed led to a reduction in production. For the three months ended March 31, 2025, production was 8,876 GEO, 27% lower than the for the three months ended March 31, 2024 production of 12,105 GEO.

•	Nevertheless, for the three months ended March 31, 2025 gold sales achieved 9,408 GEO, higher than the production due to the reduction in finished product inventory, and a 27% reduction compared to the three months ended March 31, 2024.

•	For the three months ended in 2025, despite the reduction in 27% in sales when measured in GEO, revenues increased to US$26.4 million, an increase of 2% compared to the corresponding period of 2024, due to higher average gold prices for the three months ended in 2024.

Operating information for Apoena for the years ended December 31, 2024 and 2023 is as follows:

•	In 2024, ore mined totaled 2,134,095 tonnes, an increase of 121% when compared to the 965,651 tonnes mined in 2023, mainly due to accessing new mineralized regions.

•	In 2024, ore planned feed decreased about 6%, to 1,421,126 tonnes from 1,505,630 tonnes in the previous year.

•	In 2024, grade was 0.90 g/t Au, 11% below the 1.01 g/t Au achieved in 2023. This decrease is attributed to the delays in getting permits for the Nosde pit expansion, where it is expected to access higher grades.

•	In 2024, recovery was 91%, a small decrease when compared to 92% in 2023.

•	In 2024, the combination of lower grade, lower recovery and lower ore plant feed led to a reduction in production. In 2024, production was 37,173 GEO, 19.2% lower than the 2023 production of 46,006 GEO.

•	Nevertheless, in 2024 gold sales achieved 39,019 GEO, higher than the production due to the reduction in finished product inventory, and a 12% reduction compared to 2023.

•	In 2024, despite the reduction in 12% in sales when measured in GEO, revenues increased to US$90.3 million, an increase of 8% compared to the previous year, due to the sharp increase in metal prices in 2024.

Minosa

The Minosa Mine is an open-pit heap leach gold mine located in the highlands of western Honduras. The mine is situated in the municipality of La Union, Department of Copan, approximately 150 km southwest of the city of San Pedro Sula.

The table below sets out selected operating information for Minosa for the periods indicated.

	For the three months ended March 31,		For the year ended December 31,
Operating Statistics	2025	2024	2024	2023	2022
Ore mined (tonnes)(1)	2,110,055	2,208,159	8,454,345	7,096,472	5,442,061
Waste mined (tonnes)(2)	675,424	1,213,718	4,152,759	4,730,271	3,510,336
Total mined (tonnes)(3)	2,785,479	3,421,877	12,607,104	11,826,743	8,952,397
Waste to ore ratio(4)	0.32	0.55	0.49	0.67	0.65
Ore plant feed (tonnes)(5)	2,010,575	2,119,727	8,544,997	7,095,956	5,485,383
Grade (g/t)(6)	0.41	0.42	0.44	0.45	0.49
Recovery (%)(7)	70.68%	66%	65%	65%	71%
Production (ounces)	17,654	19,186	78,372	65,927	61,438
Sales (ounces)	17,510	19,223	79,036	66,101	63,466

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

(1)	Ore mined (tonnes) represents the total quantity of mineralized material extracted from open pit or underground operations, measured in metric tonnes, regardless of whether it is processed or not during the period. This metric provides to investors insight into the scale of mining operations and the Company’s ability to access ore for processing, which is a leading indicator of future production and management monitors ore mined to assess mining productivity and ensure alignment with mine plans, budgets and production targets.

(2)	Waste mined (tonnes) represents the total quantity of material that is extracted from open pit or underground operations that is not itself valuable and is discarded, measured in metric tonnes. This metric provides information to investors in assessing the efficiency of the mining operation and management uses to optimize operations, ensure environmental responsibility and manage costs.

(3)	Total mined (tonnes) refers to the sum of volume of ore mined and waste mined during the period, measured in metric tonnes. The metric is important to investors because it reflects to the operational throughput and capacity utilization of the mine and is useful to management to evaluate mine performance, identify bottlenecks, optimize the mine plan and evaluate performance against the Company’s budget

(4)	Waste to ore ratio refers to the amount of tonnes of waste material that needs to be removed in order to extract one tonne of ore and is calculated as the ratio of the volume of waste mined to the volume of ore extracted. This metric provides investors to assess the efficiency of a mining operation and management uses to optimize operations, manage costs and evaluate performance against the Company’s budget.

(5)	Ore plant feed (tonnes) refers to the total amount of ore that is fed into the processing plant for extraction and is measured in tonnes. It is important to investors to assess the mine’s production capacity, potential revenue, and overall performance and management to optimize operations, control costs, efficiency and evaluate performance against the Company’s budget.

(6)	Grade (g/tonne) represent the average concentration of copper, gold, and silver within the ore processed during the period, expressed as a percentage for copper and grams per tonne for gold and silver. Grades are a fundamental driver of revenue and profitability, as higher-grade ores yield more payable metal per tonne processed for investors understanding and management monitors grade to optimize ore blending and mine planning activities and measure performance against budget and plant feed planning.

(7)	Recovery (%) represents the percentage of total metal content in the processed ore that is recovered into the final product (e.g., concentrate or dore). Recovery rates reflect and indicate to investors the effectiveness of processing operations and directly influence overall production and cost-efficiency and management tracks recovery performance to identify metallurgical issues, improve process control, and optimize reagent use and throughput, as well measure performance against budget.

Operating information for Minosa for the three months ended March 31, 2025 and 2024 is as follows:

•	For the three months ended March 31, 2025, ore mined was 2,110,055 tonnes, a decrease from the 2,208,159 tonnes for the three months ended March 31, 2024, due to mine sequencing.

•	For the three months ended March 31, 2025, ore plant feed decreased to 2,010,575 tonnes for the three months ended March 31, 2024, a decrease of 5% compared to the corresponding period of 2024 due to lower mined volumes in the quarter.

•	For the three months ended March 31, 2025, grade was 0.41g/t Au, a small decrease from 0.42 g/t Au for the three months ended March 31, 2024, as result of mine sequencing.

•	For the three months ended March 31, 2025, recovery was 67%, stable when comparing to 66% for the three months ended in March 31, 2024.

•	For the three months ended March 31, 2025, as result of significant decrease in plant ore feed, almost stable grade and stable recovery, production reached 17,654 GEO, representing an 8% decrease compared to the three months ended March 31, 2024.

•	For the three months ended March 31, 2025, as result of decreased production, which translated into a decreased amount of product available for sale, and higher average gold prices, revenues reached US$48.1 million, an increase of 28% compared to the corresponding period of 2024.

Operating information for Minosa for the years ended December 31, 2024 and 2023 is as follows:

•	In 2024, ore mined was 8,454,345 tonnes, an increase from the 7,096,472 tonnes in 2023, due to the improvements on the mine and lower rainfall in the year.

•	In 2024, ore plant feed increased to 8,544,997 tonnes in 2024, an increase of 20% compared to the previous year due to investment in increasing plant capacity and lower rainfall in the year.

•	In 2024, grade was 0.44 g/t Au, a small decrease from 0.45 g/t Au in 2023, as result of mine sequencing.

•	In 2024, recovery was 65%, stable when comparing to 2024.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

•	In 2024, as result of significant increase in plant ore feed, almost stable grade and stable recovery, production reached 78,372 GEO, representing an 18.8% increase compared to 2023.

•	In 2024, as result of increased production, which translated into increased product available for sale, and higher average gold prices, revenues reached US$177.7 million, an increase of 46% compared to the previous year.

Almas

The Almas Mine is a gold mine located in the state of Tocantins, Brazil. It comprises three deposits: Paiol, Vira Saia, and Cata Funda – along with several exploration targets such as Nova Prata/Espinheiro, Jacobina, and Morro do Carneiro, spread across a total area of 101, 000 hectares of mineral rights.

The table below sets out selected operating information for the mine at commercial stage at Almas since it started commercial production on August 1, 2023 and until December 31, 2024.

	For the three months ended March 31,		For the year ended December 31,
Operating Statistics	2025	2024	2024	2023(1)
Ore mined (tonnes)(1)	429,662	386,398	2,362,708	1,377,368
Waste mined (tonnes)(2)	3,080,044	2,011,909	9,598,373	6,978,000
Total mined (tonnes)(3)	3,509,706	2,398,308	11,961,081	8,355,368
Waste to ore ratio(4)	7.17	5.21	4.06	5.07
Ore plant feed (tonnes)(5)	446,428	367,767	1,637,574	811,917
Grade (g/tonne)(6)	1.06	1.10	1.13	0.83
Recovery (%)(7)	0.89	0.91	91%	90%
Production (ounces)	13,101	11,895	54,129	17,805
Sales (ounces)	13,101	11,895	54,129	17,805

(1)	Ore mined (tonnes) represents the total quantity of mineralized material extracted from open pit or underground operations, measured in metric tonnes, regardless of whether it is processed or not during the period. This metric provides to investors insight into the scale of mining operations and the Company’s ability to access ore for processing, which is a leading indicator of future production and management monitors ore mined to assess mining productivity and ensure alignment with mine plans, budgets, and production targets.

(2)	Waste mined (tonnes) represents the total quantity of material that is extracted from open pit or underground operations that is not itself valuable and is discarded, measured in metric tonnes. This metric provides information to investors in assessing the efficiency of the mining operation and management uses to optimize operations, ensure environmental responsibility, and manage costs.

(3)	Total mined (tonnes) refers to the sum of volume of ore mined and waste mined during the period, measured in metric tonnes. The metric is important to investors because it reflects to the operational throughput and capacity utilization of the mine and is useful to management to evaluate mine performance, identify bottlenecks, optimize the mine plan and evaluate performance against the Company’s budget

(4)	Waste to ore ratio refers to the amount of tonnes of waste material that needs to be removed in order to extract one tonne of ore and is calculated as the ratio of the volume of waste mined to the volume of ore extracted. This metric provides investors to assess the efficiency of a mining operation and management uses to optimize operations, manage costs and evaluate performance against the Company’s budget.

(5)	Ore plant feed (tonnes) refers to the total amount of ore that is fed into the processing plant for extraction and is measured in tonnes. It is important to investors to assess the mine’s production capacity, potential revenue, and overall performance and management to optimize operations, control costs, efficiency and evaluate performance against the Company’s budget.

(6)	Grade (g/tonne) represent the average concentration of copper, gold, and silver within the ore processed during the period, expressed as a percentage for copper and grams per tonne for gold and silver. Grades are a fundamental driver of revenue and profitability, as higher-grade ores yield more payable metal per tonne processed for investors understanding and management monitors grade to optimize ore blending and mine planning activities and measure performance against budget and plant feed planning.

(7)	Recovery (%) represents the percentage of total metal content in the processed ore that is recovered into the final product (e.g., concentrate or dore). Recovery rates reflect and indicate to investors the effectiveness of processing operations and directly influence overall production and cost-efficiency and management tracks recovery performance to identify metallurgical issues, improve process control, and optimize reagent use and throughput, as well measure performance against budget.

Operating information for Almas for the three months ended March 31, 2025 and 2024 is as follows:

•	For the three months ended March 31, 2025, ore mined was 429,662 tonnes compared with 386,398 tonnes in for the three months ended March 31, 2024, as a result of a change in the contractor and full ramp-up of the mine.

•	For the three months ended March 31, 2025, ore plant feed was 446,428 tonnes compared with 367,767 tonnes for the three months ended March 31, 2024, as a result of our investment to expand Almas’ capacity.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

•	For the three months ended March 31, 2025, the average grade was approximately 1.06 g/t Au, compared with 1.10 g/t Au for the three months ended March 31, 2024, mostly as a result of mine sequencing.

•	For the three months ended March 31, 2025, recovery decreased to 89%, from 91% for the three months ended March 31, 2024.

•	For the three months ended March 31, 2025, as result of higher ore mined and increased plant throughput, production was 13,101 GEO, a 10.1% increase compared to 11,895 GEO for the three months ended March 31, 2024.

•	For the three months ended March 31, 2025, as result of increase in ore mined and plant feed, which translated to increase in GEO sales, and higher gold prices, revenues reached US$37.1 million, a 53.0% increase compared to the corresponding period of 2024.

Operating information for Almas for the years ended December 31, 2024 and 2023 is as follows:

•	In 2024, ore mined was 2,362,708 tonnes compared with 1,377,368 tonnes in 2023, as a result of the change in the contractor and full ramp-up of the mine.

•	In 2024, ore plant feed was 1,637,574 tonnes compared with 811,917 tonnes in 2023, as a result of the first full year of production and also our investment to expand Almas’ capacity to 1.8 million tonnes per month.

•	In 2024, the average grade was approximately 1.13 g/t Au, compared with 0.83 g/t Au in 2023, mostly as a result of the adherence and consistency to mine sequencing planned.

•	In 2024, recovery increased to 91%, from 90% in 2023.

•	In 2024, as result of higher plant feed, improved grade and better recovery, production was 54,129 GEO, a 204% increase compared to 17,805 GEO in 2023.

•	In 2024, as result of increase in production, which translated to increase in GEO sales, and higher gold prices, revenues reached US$129.4 million, a 278% increase compared to the previous year.

Presentation of Financial Statements

Our unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by IASB. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards – Accounting Standards or “IFRS Accounting Standards,” as issued by IASB.

Business Segments and Presentation of Segment Financial Data

We evaluate and manage business segment performance based on information prepared in accordance with IFRS Accounting Standards. Our reportable segments are as follows: Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine and Borborema Project. See notes 3(b) and 31 to our audited consolidated financial statements included elsewhere in this prospectus for further information about our operating segments

Significant Changes in Accounting Policies

None.

New Accounting Standards under IFRS Accounting Standards

The IASB has disclosed some amendments to certain accounting standards that are not yet effective, which we have not early adopted for the preparation of our audited consolidated financial statements included elsewhere in this prospectus. For further information, see note 3(t) to our audited consolidated financial statements included elsewhere in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

JOBS Act

We are an emerging growth company under the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things; (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404; and (2) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years or until we are no longer an “emerging growth company,” whichever is earlier.

Principal Factors Affecting Our Financial Condition and Results of Operations

Overview

Aura is a gold and copper production company focused on the operation and development of gold and copper projects in the Americas. Our operating results derive substantially from the sale of gold and copper extracted from Aranzazu, Apoena, Minosa and Almas.

Macroeconomic Environment

Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may affect our growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material effect on commodity prices, demand for metals, including gold and copper, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect our business and the market price of our securities.

	As of and for the twelve months ended March 31,	As of and for the year ended December 31,
	2025	2024	2023	2022
Global growth in gross domestic product (GDP)(1)	3.2%	3.2%	3.3%	3.6%
U.S. 10 year treasury bond rates (at December 31) (2)	4.23%	4.6%	3.9%	3.9%
Average exchange rate—Brazilian reais per US$1.00(3)	5.8557	5.3920	4.9953	5.1655
Appreciation (depreciation) of the Brazilian real vs. US$ in the period(3)	8.6%	7.9%	7.2%	6.5%
Average exchange rate—Mexican pesos per US$1.00(4)	20.4310	18.3024	17.7338	20.1205
Appreciation (depreciation) of the Mexican peso vs. US$ in the period(4)	11.6%	3.2%	13.1%	4.9%
Average exchange rate—Honduras Lempiras per US$1.00(5)	25.6613	24.9190	24.7246	24.6374
Appreciation (depreciation) of the Honduras Lempira vs. US$ in the period(5)	3.0%	0.8%	(0.2)%	(0.8)%

(1)	Based on information from the International Monetary Fund (IMF), World Economic Outlook Database, Gross domestic product (GDP), Constant Prices, Percentage Change.

(2)	Based on information retrieved from Bloomberg.

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(3)	Based on information from the Central Bank of Brazil.

(4)	Based on the FIX rate provided by the Central Bank of Mexico.

(5)	Based on information from the Central Bank of Honduras (Banco Central de Honduras).

Fluctuations in the Price of Gold, Copper and Silver

The market for minerals is influenced by many factors beyond our control such as the supply and demand for minerals, the rate of inflation, the number of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. Accordingly, the profitability of our operations is highly correlated to the market prices of these metals, as is our ability to develop our other properties. If metal prices were to decline for a prolonged period below our cost of production, it may not be feasible to continue production or to continue the development of new mine properties.

Customers

Currently, all gold ingots produced at the Apoena, Almas and Minosa mines are sold directly or indirectly to three customers; and up to 70,000 metric tons of copper concentrates produced at the Aranzazu Mine are sold directly mainly to Trafigura México, S.A. de C.V. These customers represent almost the totality of our revenue for the Minosa, Apoena and Almas mines and the Aranzazu Mine. For the year ended December 31, 2024, our largest clients, Auramet International LLC, Asahi Refining USA Inc. and Trafigura México, S.A. de C.V. represented 46.8%, 18.9% and 31.1% respectively of our revenue (36.2%, 21.4% and 40.7% in 2023 and 36.2% 22.1% and 39.2% in 2022).

Foreign Exchange Rates

The currencies in the countries in which we operate have historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Fluctuations in currency exchange rates may significantly impact our earnings and cash flows. The appreciation of the Honduran lempira, Brazilian real and Mexican peso against the US dollar would increase the cost of exploration, development and operation of the Company’s mineral properties located in Honduras, Brazil and Mexico which could have a material adverse effect on the financial condition, results of operations or cash flow results of the Company.

As of December 31, 2024, the U.S. dollar commercial selling rate published by the Central Bank of Brazil was R$ 6.1923 per US$1.00, which represented a 27.9% depreciation as compared to the selling rate of R$4.841 per US$1.00 as of December 31, 2023. As of December 31, 2024, the U.S. dollar commercial selling rate published by the Central Bank of Mexico (the FIX rate) was MXN 20.8829 per US$1.00, which represented a 23.1% depreciation as compared to the selling rate of MXN16.9190 per US$1.00 as of December 31, 2023. As of December 31, 2024, the U.S. dollar commercial selling rated published by the Central Bank of Honduras was HNL 25.5069 per US$1.00, which represented a 3.0% depreciation as compared to the selling rate of HNL24.7746 per US$1.00 as of December 31, 2023. Significant volatility in currency prices, among other factors, may also result in disruption of foreign exchange markets, which could limit our ability to transfer or to convert certain currencies into U.S. dollars and other currencies. The central banks and governments of the countries in which we operate may institute restrictive exchange rate policies in the future and impose taxes on foreign exchange transactions.

Results of Operations for the Three Months Ended March 31, 2025 and 2024

The following discussion of our results of operations is based on the financial information derived from our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus.

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Overview

The following table presents our consolidated results of operations for the periods indicated:

	For the three months ended March 31,
	2025	2024	% Change 2025/2024
	(in millions of US$, except percentages)
Revenue	161.8	132.1	22.5%
Cost of goods sold	(83.4)	(85.4)	(2.3)%
Gross profit	78.4	46.7	67.9%
General and administrative expenses	(9.6)	(8.3)	15.7%
Exploration expenses	(1.4)	(1.9)	(26.3)%
Operating income	67.4	36.5	84.7%
Finance expense	(121.6)	(34.1)	256.7%
Other (expense)	(0.8)	(0.6)	33.3%
Income (loss) before income taxes	(54.9)	1.8	(3,150.0)%
Current tax	(20.8)	(10.1)	105.9%
Deferred tax	2.5	(0.8)	(412.5)%
Income taxes	(18.3)	(10.9)	67.9%
Loss for the period	(73.2)	(9.2)	695.7%

Revenue

In the three months ended March 31, 2025, our revenue increased US$29.7 million, or 22.5%, to US$161.8 million, from US$132.1 million in the corresponding period of 2024, the result was mainly driven by:

•	An increase of 39% in average net gold price per ounce sold in the three months ended March 31, 2025 compared to the same period in 2024, to US$2,786/oz from US$1,999/oz;

•	An increase of 11% in average copper sale price in the three months ended March 31, 2025 compared to the same period in 2024, to US$4.26/lb from U$3.86/lb; and

•	Partially offset by sales volume of 60,491 GEO, a 12% reduction when compared to same period of 2024, impacted by production decreases in Aranzazu, Minosa and Apoena and partially offset by an increase in Almas.

Cost of Goods Sold

In the three months ended March 31, 2025, our Cost of goods sold decreased US$2.0 million, or 2.3%, to US$83.4 million, from US$85.4 million in the corresponding period of 2024. This reduction was driven mainly by the Minosa mine, where Cost of goods sold decreased US$2.4 million in the period, mainly due to a reduction of 9% in sales volume due to mine sequencing. Cost of good sold did not present material changes for the comparative period in the Aranzazu, Almas and Apoena mines.

Gross Profit

In the three months ended March 31, 2025 our gross profit increased US$31.7 million, or 67.9%, to US$78.4 million, from US$46.7 million in the corresponding period of 2024. This increase was primarily the result of an increase in gold and copper sales prices.

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General and Administrative Expenses

In the three months ended March 31, 2025, general and administrative expenses increased when compared to 2024, primarily due to: an increase in professional and consulting fees and due to the measurement of fair value of Deferred Share Units (“DSUs”) resulting from the increase in the Company’s share price during the period.

Exploration Expenses

In the three months ended March 31, 2025, our exploration expenses decreased US$0.5 million, or 26.3%, to US$1.4 million, from US$1.9 million in the corresponding period of 2024, and were in line with the Company's plan.

Operating Income

As a result of the foregoing, our operating income increased US$30.9 million, or 85%, to US$67.4 million in the three months ended March 31, 2025, from US$36.5 million in the corresponding period of 2024.

Finance Expense

In the three months ended March 31, 2025, our finance expense increased US$87.5 million, or 256.6%, to US$121.6 million, from US$34.1 million in the corresponding period of 2024, principally due to:

•	an increase of US$80.7 million of unrealized loss on derivative gold collars, arising from fair value adjustments related to outstanding gold hedge positions, reflecting an increase in gold prices between the start and the end of the quarter, which closed the quarter at US$3,123.57/oz compared to US$2.610.85/oz as of December 31, 2024. Most of our outstanding gold collars (225,996 oz out of about 247,010 oz) are associated with the future production of the Borborema project and will expire between July 2025 and June 2028.

•	US$6.0 million of realized loss with gold hedges, related to cash settlement of outstanding gold collar during the period, with an average ceiling strike price of US$2,399 per ounce, compared to the average market gold price of US$3,023 per ounce during the period of settlement, while no losses were incurred in the quarter ended March 31, 2024 due to lower gold prices at such period.

Income (Loss) before Income Taxes

As a result of the foregoing, our income (loss) before income taxes decreased US$56.7 million, to a loss of US$54.9 million in the three months ended March 31, 2025, from an income of US$1.8 million in the corresponding period of 2024.

Income Tax

In the three months ended March 31, 2025, our income tax increased US$7.3 million, or 67.9%, to US$18.3 million, from US$10.9 million in the corresponding period of 2024, principally due to the following:

•	Our current income tax expense increased US$10.7 million, or 106%, to US$20.8 million in the three months ended March 31, 2025, from US$10.1 million in the corresponding period of 2024, principally due to an increase in income before taxes in the Aranzazu Mine, Minosa Mine and Almas Mine segments.

•	Our deferred tax increased US$3.3 million, to a benefit of US$2.5 million in the three months ended March 31, 2025, from an expense of US$0.8 million in the corresponding period of 2024 principally due to the appreciation of the Brazilian real against the US dollar that generated an impact of benefit of US$3.2 million on the deferred taxes over non-monetary items.

Loss for the period

As a result of the foregoing, our loss for the period increased US$64.0 million, or 696%, to US$73.2 million in the three months ended March 31, 2025, from US$9.2 million in the corresponding period of 2024.

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Results of Operations for the Years Ended December 31, 2024, 2023 and 2022

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements included elsewhere in this prospectus.

In the following discussion, references to “2024,” “2023” and “2022” are to the years ended December 31, 2024, 2023 and 2022, respectively.

Overview

The following table presents our consolidated results of operations for the periods indicated:

	For the year ended December 31,
	2024	2023	2022	% Change 2024/2023	% Change 2023/2022
	(in millions of US$, except percentages)
Revenue	594.2	416.9	392.7	42.5%	6.2%
Cost of goods sold	(342.9)	(290.9)	(267.0)	17.9%	9.0%
Gross profit	251.3	126.0	125.7	99.4%	0.2%
General and administrative expenses	(33.3)	(27.2)	(25.0)	22.4%	8.8%
Exploration expenses	(14.0)	(11.8)	(12.5)	18.6%	(5.6)%
Change in estimation for mine closure and restoration for properties in care & maintenance	1.3	—	—	100.0%	—
Operating income	205.4	87.0	88.2	136.0%	(1.4)%
Finance expense	(151.7)	(49.4)	(7.4)	207.1%	567.6%
Other (expense) income	(1.3)	0.7	1.2	(285.7)%	(41.7)%
Income before income taxes	52.4	38.3	82.0	36.8%	(53.3)%
Current tax	(53.0)	(18.8)	(26.8)	(181.8%)	(29.9)%
Deferred tax	(29.7)	12.4	1.1	(339.5%)	1,027.3%
Income taxes	(82.7)	(6.4)	(25.7)	1,192.2%	(75.1)%
(Loss) / Profit from continued operations	(30.3)	31.9	56.2	(195.0%)	(43.2)%
Profit from discontinued operations	—	—	10.2	—	—
(Loss) / Profit for the year	(30.3)	31.9	66.5	(195.0%)	(52.0)%

Revenue

In 2024, our revenue increased US$177.3 million, or 42.5%, to US$594.2 million, from US$416.9 million in 2023, principally due to US$157.3 million increase in revenue from gold and US$24.0 million from gold and copper concentrate. These increases were the result of: increase in realized average gold price per ounce sold, net in 2024 (US$2,308/ ounce), which represented an increase of 23% compared to 2023; the beginning of operations at our Almas mine in August 2023, with a full production in 2024 of 54,129 GEO, 204% higher than 2023; higher sales in Minosa along with higher prices when comparing to 2023, resulting in an increase in revenue of US$55.7 million; Aranzazu, despite reduction in sales volume due to (8%) lower production, the Company´s revenue was US$20.0 million higher due to an increase in copper price benefiting the Company; and Apoena that, also decrease in sales volume due to a decrease in production of (19%) mainly due to varying of ore grades and the delay on obtaining the Nosde license that was essential to access higher grade areas, but presented an increase in revenue of US$6.5 million due to higher gold prices during 2024.

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In 2023, our revenue increased US$24.2 million, or 6.2%, to US$416.9 million, from US$392.7 million in 2022, principally due to a US$15.9 million decrease in revenue from copper due to price decrease and a US$12.3 million increase in revenue from gold, which was partially offset by a US$2.9 million decrease in revenue from copper and gold concentrate. These increases were the result of: increase in realized average gold price per ounce sold, net in 2023 (US$1,946/ ounce), which represented an increase of 10% compared to 2022; the beginning of operations at our Almas mine in August 2023, with a production of 17,805 GEO, generating revenue of US$34 million; higher production in Minosa of 7.3% when comparing to 2022, resulting in an increase in revenue of US$13 million by improvements in the stacking system and ongoing productivity initiatives; and Aranzazu, despite 2% lower production in 2022, our revenue was US$13 million higher due to an increase in gold and copper prices benefiting the Company. These increases were partially offset by Apoena in the amount of US$36 million due to a 33% lower production in 2023 when comparing to 2022, mainly due to mine sequencing and varying ore grades, with significant growth in the second half of the year as high-grade areas were accessed, despite challenges from adverse weather conditions.

Cost of Goods Sold

In 2024, our Cost of goods sold increased US$52.0 million, or 17.9%, to US$342.9 million, from US$290.9 million in 2023, principally due to the beginning of the Almas operations in August 2023, with full operation in 2024, increasing the consolidated cost of goods sold by US$39.9 million; Minosa by US$6.1 million mainly driven by increased mine movement; Aranzazu by US$7.0 million due to an increase in mining costs.

In 2023, our cost of goods sold increased US$23.9 million, or 9.0%, to US$290.9 million, from US$267.0 million in 2022, principally due to increases of US$18.8 million and US$6.5 million in direct mine and mill costs related to contractors and salaries, respectively, which was partially offset by a US$2.9 million decrease in direct mine and mill costs. These increases were the result of: the beginning of Almas operations in August 2023, increasing the consolidated cost of goods sold by US$25.6 million; Minosa by US$4.7 million mainly driven by increased mine movement; Aranzazu by US$6.9 million due to mine sequencing. These effects were partially offset by the decrease in cost of goods sold in Apoena by US$13.5 million, due to the lower production in the year when comparing to 2022.

Gross Profit

As a result of the foregoing, in 2024 our gross profit increased US$125.3 million, or 99.4%, to US$251.3 million, from US$126.0 million in 2023.

In 2023, also as a result of the foregoing, our gross profit increased US$0.3 million, or 0.2%, to US$126.0 million, from US$125.7 million in 2022.

General and Administrative Expenses

In 2024, our general and administrative expenses increased US$6.1 million, or 22.4%, to US$33.3 million, from US$27.2 million in 2023, principally due to Almas having commenced commercial production in August 2023 and ceased the capitalization of expenses in that date and expensed a full year of general and administrative expenses in 2024; in addition there were increases in bonuses, professional fees, accounting and audit fees across corporate office and business units as result of the growth of the Company.

In 2023, our general and administrative expenses increased US$2.2 million, or 8.8%, to US$27.2 million, from US$25.0 million in 2022, principally due to a US$1.5 million increase in salaries, wages, benefits and bonuses, which were mostly the result of Almas having commenced commercial production in August 2023 and ceased the capitalization of expenses, representing an increase of approximately US$2 million in the consolidated general and administrative expenses.

Exploration Expenses

In 2024, our exploration expenses increased US$2.2 million, or 18.6%, to US$14.0 million, from US$11.8 million in 2023, principally due to increase of US$2.3 million in exploration expenses on the Company´s projects Matupá and Carajás, in line with our strategy.

In 2023, our exploration expenses decreased US$0.7 million, or 5.6%, to US$11.8 million, from US$12.5 million in 2022, in line with our exploration plans for the year.

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Operating Income

As a result of the foregoing, our operating income increased US$118.3 million, or 136.1%, to US$205.4 million in 2024, from US$87.0 million in 2023.

Also as a result of the foregoing, our operating income decreased US$1.2 million, or 1.4%, to US$87.0 million in 2023, from US$88.2 million in 2022.

Finance Expense

In 2024, our finance expense increased US$102.3 million, or 207.1%, to US$151.7 million, from US$49.4 million in 2023, principally due to:

•	an increase of US$54.6 million on unrealized loss on derivative gold collars due to the fair value adjustment related to outstanding gold hedge positions, reflecting the significant increase of gold prices during the year;

•	an increase of US$12.2 million in foreign exchange mostly related to the strong depreciation of the Brazilian real to R$ 6.1779 per US$1.00 on December 31, 2024 from R$4.8502 per each US$1.00 on December 31, 2023;

•	an expense of US$13.5 million on derivative fees in 2024, that was related to the negotiations between the Company and financial institutions to suspend or eliminate the Credit Support Agreements (“CSAs”) related to the Borborema Project gold derivatives. These CSAs included provisions that could require cash collateral (margin calls) if the fair value balances surpassed predetermined thresholds;

•	increase of US$9.6 million in interest on debt mostly due to Almas that declared commercial production at Almas in late 2023 (before commercial production, interest expenses were capitalized) and therefore, the interest on debentures increased US$8.7 million in the finance result; and

•	US$5.4 million of realized loss with gold hedges, related to cash settlement of outstanding gold collar during the year, driven by the expiration of 40,559 ounces of gold collars with an average ceiling strike price of US$2,444 per ounce, compared to the average market gold price of US$2,663 during the period of settlement.

In 2023, our financial expense increased US$42.0 million, or 567.6%, to US$49.4 million, from US$7.4 million in 2022, principally due to unrealized losses on gold derivative transactions, mostly related to the fair value adjustment from the Borborema and Almas derivative gold collars, and an increase in interest expense in debt partially related to the Almas debentures, since the mine declared commercial production, the capitalization of expenses was ceased and recorded US$1.9 million of interest expense as a finance expense from the period of September 1, 2023 to December 31, 2023. In addition, the Company increased its gross debt in its other subsidiaries during 2023.

Other (expense) Income

Our other (expense) income decreased US$1.9 million, or 285.7%, to US$1.3 million of expense in 2024, from US$0.7 million in 2023.

Our other income decreased US$0.5 million, or 41.7%, to US$0.7 million in 2023, from US$1.2 million in 2022.

Income before Income Taxes

As a result of the foregoing, our income before income taxes increased US$14.1 million, or 36.8%, to US$52.4 million in 2024, from US$38.3 million in 2023.

As a result of the foregoing, our income before income taxes decreased US$43.7 million, or 53.3%, to US$38.3 million in 2023, from US$82.0 million in 2022.

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Income Tax

In 2024, our income tax increased US$76.3 million, or 1,192.2%, to US$82.7 million, from US$6.4 million in 2023, principally due to the following:

•	Our current income tax expense increased US$34.2 million, or 181.9%, to US$53.0 million in 2024, from US$18.8 million in 2023, principally due to an increase in income before taxes in Aranzazu and Minosa and also a full year of operations in Almas, due to higher income before taxes at those segments.

•	Our deferred tax increased US$42.1 million, or 339.5%, to US$29.7 million (expense) in 2024, from US$12.4 million in 2023 (income), principally due to the depreciation of the Brazilian real and Mexican peso against the US dollar that generated an impact on the deferred taxes over non-monetary items of US$29.6 million.

In 2023, our income tax decreased US$19.3 million, or 75.1%, to US$6.4 million, from US$25.7 million in 2022, principally due to the following:

•	Our current income tax expense decreased US$8.0 million, or 29.9%, to US$18.8 million in 2023, from US$26.8 million in 2022, principally due to a lower tax base in Apoena and Aranzazu, mainly due to the depreciation of the US dollar against local currencies that effect transactions in US dollars and generate a lower tax base in local currencies. The decrease was partially offset by Minosa that reported a slight increase in tax expenses in line with the higher revenue for the year.

•	Our deferred income tax recovery increased US$11.3 million, or 1,027.3%, to US$12.4 million in 2023, from US$1.1 million in 2022, principally due to Almas, since the mine reached commercial production in August 2023 and the Company recognized deferred tax assets from losses carried forward in the amount of US$2.9 million. Also, the increase in provisions for supply payments generating US$900; and the reversal of hedge results generating a positive movement of US$4 million of deferred tax assets. In addition to that, Apoena recognized an additional US$2.7 million of deferred tax assets from losses carried forward.

(Loss) Profit for the Year

As a result of the foregoing, our profit for the year decreased US$62.2 million, or 195.0%, to a loss of US$30.3 million in 2024, from US$31.9 million in 2023.

As a result of the foregoing, our income for the year decreased US$34.6 million, or 52.0%, to a loss of US$31.9 million in 2023, from US$66.5 million in 2022. Not considering discontinued operations, our income for the year decreased US$24.3 million, or 43.3%, during the years compared.

Liquidity and Capital Resources

Overview

We believe that our ongoing operations and associated cash flows will provide sufficient liquidity to continue financing our planned growth in the near term and to meet our working capital requirements and that we will have access to additional debt as it grows to support further expansion. We will, from time to time, repay balances outstanding on our revolving credit with operating cash flow and cash flow from other sources.

Cash Flows

In the following discussion, references to “2024,” “2023” and “2022” are to the years ended December 31, 2024, 2023 and 2022, respectively. The following discussion of our cash flows is based on the financial information derived from our audited consolidated financial statements, included elsewhere in this prospectus.

The following tables present our cash flow data for the periods indicated:

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	For the three months ended March 31,
	2025	2024	% Change 2025/2024
	(in millions of US$, except percentages)
Cash Flow Data
Net cash generated by operating activities	41.2	25.9	59%
Net cash used in investing activities	(70.3)	(31.0)	127%
Net cash used in financing activities	(44.7)	(14.8)	202%
(Decrease) in cash and cash equivalents	(73.8)	(20.0)	269%
	For the year ended December 31,
	2024	2023	2022	% Change 2024/2023	% Change 2023/2022
	(in millions of US$, except percentages)
Cash Flow Data
Net cash generated by operating activities	222.2	124.9	96.4	77.9%	29.6%
Net cash used in investing activities	(176.4)	(93.9)	(157.5)	87.9%	(40.4)%
Net cash generated by financing activities	5.2	79.4	21.9	(93.5%)	262.6%
Increase (decrease) in cash and cash equivalents	51.0	110.4	(39.3)	(53.8%)	(380.9)%

Net Cash Generated by Operating Activities

For the three months ended March 31, 2025, we recorded net cash generated by operating activities of US$41.2 million compared to net cash generated by operating activities of US$25.9 million in the corresponding period of 2024. This increase was primarily due to more favorable gold prices in the period.

In 2024, we recorded net cash generated by operating activities of US$222.2 million compared to net cash generated by operating activities of US$124.9 million in 2023. This variation was primarily due to the increase in operating income by US$118.4 million in 2024 when compared to 2023, especially due to the increase in revenues (US$157.3 million increase in revenue from gold and US$24.0 million from gold and copper concentrate) with the full year operation in Almas (beginning of operations in August 2023); higher gold and copper prices; and higher inventories in Minosa and Almas.

In 2023, we recorded net cash generated by operating activities of US$124.9 million compared to net cash generated by operating activities of US$96.4 million in 2022. This variation was primarily due to lower income taxes paid in the amount of US$27.8 million between the years.

Net Cash Used in Investing Activities

For the three months ended March 31, 2025, we recorded net cash used in investing activities of US$70.3 million compared to net cash used in investing activities of US$31.0 million in the corresponding period of 2024. This increase was primarily due to increased capital expenditures related to expansion projects and the acquisition of Bluestone in the amount of US$18.5 million for the three months ended March 31, 2025.

In 2024, we recorded net cash used in investing activities of US$176.4 million compared to net cash used in investing activities of US$93.9 million in 2023. This increase was primarily due to additions to property, plant and equipment in the construction of the Borborema project.

In 2023, we recorded net cash used in investing activities of US$93.9 million compared to net cash used in investing activities of US$157.5 million in 2022. This decrease was primarily due to the acquisition of the Borborema project in the amount of US$54 million in 2022, not repeated in 2023.

Net Cash Generated by / Used in Financing Activities

For the three months ended March 31, 2025, we recorded net cash used in financing activities of US$44.7 million compared to net cash used in financing activities of US$14.8 million in the corresponding period of 2024. This increase was primarily due to repayment of loans and debentures of US$11.5 million and payment of dividends of US$18.3 million.

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In 2024, we recorded net cash generated by financing activities of US$5.2 million compared to net cash generated by financing activities of US$79.4 million in 2023. This decrease is primarily due to US$184.4 million of repayment of loans and debentures and interest paid on loans and debentures, including the prepayment of the first issuance of debentures from Almas, the payment of dividends that was US$14.5 million higher than in 2023 and the acquisition of treasury shares during the year in the amount of US$13.4 million. This decrease was partially offset by proceeds received from loans and debentures in the total amount of US$314.3 million (US$179.6 million higher than 2023), mainly due the second issuance of debentures in Almas.

In 2023, we recorded net cash generated by financing activities of US$79.4 million compared to net cash generated by financing activities of US$21.9 million in 2022. This variation is primarily due to the proceeds received from loans and debentures in the total amount of US$179.6 million (US$54 million higher than 2022), mainly due to the funding for construction of Borborema Project, in which the Company raised a US$100 million term loan with Santander Bank.

Indebtedness

As of March 31, 2025 and December 31, 2024, 2023 and 2022, we had outstanding loans and debentures in the aggregate amount of US$467.7 million, US$443.1 million, US$333.6 million, US$214.0 million, respectively. For further information on our indebtedness, see note 13 to our unaudited condensed interim consolidated financial statements and note 14 to our audited consolidated financial statements, each included elsewhere in this prospectus.

Material Financing Agreements

The following table sets out the key features of loans and financings as of the dates indicated.

			Outstanding (US$ thousands)
Financial debt	Maturity Date	Interest Rate	3/31/2025	12/31/2024	12/31/2023	12/31/2022
Banco Occidente
Q2 2022 Promissory Note (“5th Promissory Note”)	May 2026	6.25%	3,274	3,882	6,390	8,702
Q3 2022 Promissory Note (“6th Promissory Note”)	September 2026	6.25%	4,087	4,709	7,153	9,259
Q2 2023 Promissory Note (“7th Promissory Note”)	June 2026	7.50%	667	1,320	3,819	—
Q1 2024 Promissory Note (“8th Promissory Note”)	February 2026	7.50%	2,377	3,000	—	—
Q3 2024 Promissory Note (“9th Promissory Note”)	July 2027	8.00%	3,826	4,178	—	—
Banco Atlántida
Q2 2017 Loan Agreement (“1st Loan”)	July 2023	7.30%	—	—	—	1,306
Q2 2021 Loan Agreement (“5th Loan”)	November 2023	7.00%	—	—	—	1,440
Q2 2022 Loan Agreement (“6th Loan”)	March 2023	6.00%	—	—	—	500
Q2 2022 Loan Agreement (“7th Loan”)	March 2027	6.50%	5,000	5,625	8,125	10,000
Q2 2023 Loan Agreement (“8th Loan”)	April 2024	6.50%	—	—	600	—
Banco ABC Brasil S.A.
Q4 2022 Loan Agreement (“5th Loan”)	January 2026	5.38%	8,770	10,968	17,549	17,301
Banco Santander Mexico
Q2 2022 Loan Agreement (“1st Loan”)	December 2024	* SOFR + 4.0%	—	—	9,675	20,161
Q2 2022 Loan Agreement (“2nd Loan”)	December 2024	* SOFR + 4.0%	—	—	10,000	10,000
Q2 2023 Loan Agreement (“3rd Loan”)	December 2024	* SOFR + 4.0%	—	—	7,579	—
Q3 2024 Loan Agreement (“5th Loan”)	July 2027	* SOFR + 3.8%	32,021	35,333	—	—
Banco Santander Brazil
Q1 2019 Loan Agreement (“1st Loan)	October 2023	5.29%	—	—	—	2,951
Q4 2020 Loan Agreement (“2nd Loan)	December 2023	4.95%	—	—	—	1,686
Q3 2023 Loan Agreement (“4th Loan)	November 2028	9.51%	101,545	104,073	103,972
Banco Itau
Q1 2020 Loan Agreement (“1st Loan”)	March 2023	7.00%	—	—	—	1,600
Q1 2021 Loan Agreement (“2nd Loan”)	March 2024	4.65%	—	—	1,500	7,500
Q4 2023 Loan Agreement (“3rd Loan”)	May 2028	7.48%	—	—	30,193	—
Banco Safra			—
Q1 2022 Loan Agreement (“2nd Loan”)	March 2024	3.70%	—	—	3,354	10,283
Q3 2024 Loan Agreement (“2nd Loan”)	August 2026	7.10%	20,122	20,513	—	—
Banco do Brasil
Q1 2024 Loan Agreement (“1nd Loan”)	December 2028	6.50%	10,059	10,003	—	—
Banco Bradesco
Q1 2022 Loan Agreement (“1st Loan”)	February 2025	* CDI + 2,342%	—	2,453	7,797	9,627

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Outstanding (US$ thousands)
Financial debt	Maturity Date	Interest Rate	3/31/2025	12/31/2024	12/31/2023	12/31/2022
Q4 2024 Loan Agreement (“2nd Loan”)	December 2028	6.50%	43,000	43,000	—	—

Other banks
BTG Pactual	November 2027	6.70%	20,116	20,116	20,116	20,000
Citibank	June 2025	7.70%	—	—	20,000	—
Debentures payable
Debentures – 1st issuance (a)	July 2026	CDI + 4.35%	—	—	65,767	81,726
Debentures – 2nd issuance	October 2030	CDI + 1.60%	181,539	162,515	—	—
Gold Royalty Corp
Gold linked loan (b)	December 2029	8.5%	11,384	11,416	10,000	—
Nemesia SÁRL		—	19,900	—	—	—

Total			467,687	443,104	333,589	214,042
Current			100,853	82,007	82,865	73,215
Non-Current			366,834	361,097	250,724	140,827

(1)	Secured Overnight Financing Rate (SOFR)

(2)	CDI rate means the average daily rate of interbank deposits (Certificados de Depósito Interbancário) for one-day transactions, expressed as an annual percentage, calculated and published by the B3, which is an average of interbank overnight rates in Brazil.

As of the date of this prospectus, we and our subsidiaries were in compliance with all of the restrictive covenants set forth in our finance agreements.

Unused Sources of Liquidity

As of March 31, 2025 and December 31, 2024, 2023 and 2022, we and our subsidiaries had no unused available credit lines.

Capital Expenditures

The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics.

For the three months ended March 31, 2025 and years ended December 31, 2024, 2023 and 2022, our principal capital expenditures consisted of the construction of projects, which amounted to US$51.7 million, US$180 million, US$96 million and US$103 million each period, respectively. Our capital expenditures were primarily used to construct the Almas and Borborema Project, to maintain our operating units with sustaining capex and to acquire Big River.

Our material cash requirements related to commitments for capital expenditures as of March 31, 2025 were mostly associated with the final payments related to the construction and the ramp-up of the Borborema project, amounting to US$24 million. The anticipated source of funds needed to satisfy such cash requirements is the cash and equivalents available in our balance sheet and our expected net cash to be generated from our operating activities.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2025 and December 31, 2024, 2023 and 2022.

Financial Obligations

Aura enters into contracts that give rise to commitments for future payments as disclosed in the following table:

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As of March 31, 2025	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
	(in thousands of US$)
Trade and other payables	103,793	—	—	—	103,793
Loans and debentures	123,477	202,683	162,807	53,396	542,363
Provision for mine closure and restoration	10,574	6,441	9,532	37,049	63,596
Lease liabilities	10,205	13,927	—	—	24,132
Liability measured at fair value	3,324	4,514	5,537	25,258	38,633
	251,373	227,565	177,876	115,703	772,517

As of December 31, 2024	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
	(in thousands of US$)
Trade and other payables	98,067	—	—	—	98,232
Loans and debentures	84,518	196,356	146,976	46,140	473,990
Provision for mine closure and restoration	9,674	5,431	8,132	35,049	58,286
Lease liabilities	12,305	14,937	—	—	27,242
Liability measured at fair value	3,915	4,332	4,882	22,860	35,989
	208,644	221,056	159,990	104,049	693,739

Research and Development, Patents and Licenses, etc.

See “—Capital Expenditures.” In the years ended December 31, 2024, 2023 and 2022, research and development were not otherwise material to our business.

Trend Information

The following discussion is based largely upon our current expectations about future events, and trends affecting our business. Actual results for our industry and performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Risk Factors.”

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign exchange rate fluctuations. We may also be exposed to other risks of which we are not currently aware. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Foreign Exchange Rate Risk

Aura’s operations are located in Honduras, Brazil and Mexico, therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies. Although Aura’s sales are denominated in United States dollars, certain operating expenses of Aura are denominated in foreign currencies, primarily the Honduran lempira, Brazilian real, Mexican peso, Canadian dollar and Colombian peso.

Financial instruments that impact Aura’s net losses or other comprehensive losses due to currency fluctuations include cash and cash equivalents, accounts receivable, other long-term assets, accounts payable and accrued liabilities, short term loans and other provisions denominated in foreign currency. See note 28 (a) to our audited consolidated financial statements included elsewhere in this prospectus for an analysis of the sensitivity of our profit or loss to changes in foreign exchange rates.

Interest Rate Risk

The Company’s policy is to minimize interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. As of March 31, 2025, the Company is exposed to changes in market interest rates through a bank borrowing at SOFR interest rate at its subsidiary Aranzazu. All other borrowings are at fixed interest rates or are linked to a swap instrument, minimizing the risk of interest rate exposure. The Company concluded that its exposure to interest rates is immaterial.

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See note 26(c) to our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus for an analysis in interest rates.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a planning and budgeting process, which is reviewed and updated, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described in note 26(a) to our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus.

Aura’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. In the normal course of business, Aura enters into contracts that give rise to commitments for future payments.

Credit Risk

Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company is exposed to credit risk from financial assets including cash and cash equivalents held at banks, trade and other receivables. The credit risk is managed based on the Company’s credit risk management policies and procedures.

The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits and are only with major reputable financial institutions.

As of March 31, 2025, the Company believes that its trade credit risk is low due to the following reasons:

For the sales of refined gold from Almas, Apoena and Minosa, the Company collects payments in advance of delivering its products to its clients.

For the sale of copper and gold concentrate from Aranzazu, the Company sells its products to wholly-owned subsidiary of Trafigura Group Pte. Ltd, one of the largest conglomerates in the sector. The accounts receivable are generally collected within 15 days from the issuance of the invoice.

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Industry

We primarily produce gold – a precious, highly liquid metal with a scarcely supplied market – and copper. Gold is found in metallic form, usually in small inclusions in other minerals, and is commonly a byproduct of the production of other metals. Copper is found in nature primarily in the form of sulfides and carbonates, often with other byproducts.

Gold has historically been used as a currency and is increasingly seen as an investment product. It is used in luxury products (e.g. jewelry), storage of value and as a raw material of electronic and dental products.

Copper is a metal that is mainly used as an electrical and thermal conductor in electronics, industrial equipment, and consumer products and is also used extensively in the construction and transportation sectors. Although other materials compete with copper in certain applications, there is few substitutes with competitive physical and chemical properties available on economically feasible terms.

Gold Industry Overview

Overview of industry value chain, from mining operations to the sale of refined gold

Gold mining occurs in many parts of the world. Some of the largest gold-producing countries include China, Australia, Russia, Brazil and the United States, according to the World Gold Council website as of 2023.

Mine production accounts for the largest part of global gold supply – typically, 75% each year, according to the World Gold Council website. However, annual demand requires more gold than is newly mined and the shortfall is made up from recycling. As it is virtually indestructible, nearly all the gold ever mined is theoretically still accessible in one form or another and potentially available for recycling.

Once gold is mined, it goes through a processing stage which includes (i) crushing the ore into a fine powder, increasing the surface area that helps the gold extraction process, (ii) concentration, that separates the gold from the surrounding materials, (iii) smelting, which involves heating the concentrated ore to high temperatures to melt the gold and separate it from impurities and, finally, (iv) the molten gold is then poured into molds to create bullions/bars.

Transportation of gold involves a wide range of logistics, depending on the existing infrastructure of the mine. Given the high value of the commodity, security during transit is a major concern. Mining companies often partner with specialized logistics firms to handle the transportation and security of their gold.

These refined products are then distributed to markets around the world. This includes direct sales to investors, sales to jewelers, and storage in central banks.

In addition to physical distribution, gold is also traded electronically. This involves the buying and selling of gold on commodity exchanges. Gold trading is a major part of the gold distribution market and may occur on various platforms, including physical markets and electronic exchanges. Electronic trading takes place on major exchanges like Commodity Exchange, Inc. (COMEX) and the London Bullion Market Association (LBMA). These platforms facilitate the trading of gold futures, options and other financial products linked to gold.

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Gold Market Structure and Flows

Total annual demand (10-year average, 2013-2022) 4,653 tonnes
Jewellery
Bar andcoin
Technology
Exploration companies
Reserves
Major mining companies
Junior mining companies
Artisanal miners
Doré
Doré
Refiners
bullion
Markets/exchange OTC markets e.g. London, Zurich
Bullion banks
Metals exchanges e.g. SGE, DGCX, LME
semi-finished goods
scrap
Fabrication
Distribution
Use
Recycling
bullion
Fabrication e.g. Jewellers, electronicsindustry, dental suppliers, mints, other finished goods
Wholesalers
Retailers
products
Consumers
scrap
Pawnbrokers, scrap dealers
scrap
ETFs and similarproducts
Centralbanks
Exploration
Production
Refinin
Bulliontrade
Financialproducts
Distribution
Use
bullion
Financial services companies
bullion
Futures exchanges e.g. COMEX,TOCOM
Stock exchanges e.g. NYSE
Professional investors
Investment services providers e.g. Brokers/intermediaries
financial products
Us
bullion
Central banks
Sovereign wealth funds

Source: World Gold Council website.

Uses of gold: Jewelry, Investment and Central Banks

Gold is a highly liquid asset, carries no credit risk and is scarce, historically preserving its value over time. It also benefits from diverse sources of demand: as an investment, a reserve asset, gold jewelry and a technology component. A significant part of the demand comes from the public sector, mainly from central banks, which use gold as means of storing value.

Gold jewelry represents the largest source of annual demand for gold per sector. This has declined over recent decades, but it still accounts for around 45% of total gold demand, according to the World Gold Council website. India and China are by far the largest jewelry markets, together accounting for over 50% of the global total, according to the World Gold Council website.

Demand for investment, which includes ETFs (Exchange-Traded Funds) and physical gold bars and coins, reached a four-year high of 1,180t (+25%) in 2024. As an investment asset, gold is widely used because it performs four fundamental functions in a portfolio: (i) it is a source of long-term returns; (ii) it is used as a means of diversification and is perceived to counterbalance losses in times of market stress; (iii) it is a liquid asset without credit risk, whose performance can be higher than that of official currencies; and (iv) it is generally considered to improve the risk-adjusted returns of investment portfolios by reducing portfolio volatility.

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Source: Bloomberg as of April 10, 2025

Gold is also used as an industrial metal in a broad range of applications, but demand is driven by the electronics sector which accounts for approximately 80% of gold used in technology, according to the World Gold Council website. The metal is ubiquitous in most consumer electronics and automotive applications, where its chemical and physical properties combine to make it irreplaceable in many high-end devices. The trend of electrification is providing support for gold demand in the sector, with most types of semiconductor chips using the metal either as a coating, or in the form of thin bonding wires.

In recent years, global central banks became more significant in the gold demand spectrum, having increased their demand from 255 tons in 2020, according to the World Gold Council “Gold Demand Trends: Full Year 2021” report to 1045 tons in 2024, according to the World Gold Council “Gold Demand Trends: Full Year 2024” report, motivated by global economic challenges, inflation uncertainties and geopolitical tensions, driving gold as a safe refuge.

Source: World Gold Council website.

According to the World Gold Council, the demand for gold in the long term should be supported by the growth of the middle class in emerging markets, its role as an asset of last resort and the increasing expansion in the use of gold in technological applications. In the short and medium term, its use as an investment can more strongly influence the demand for gold.

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Key Demands Trends and Pricing Dynamics

The mining business is subject to commodity price cycles and the marketability of minerals is also affected by global economic cycles. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rates, interest rates, forward selling by producers, central bank sales and purchases, production capacity, geopolitical or economic environment, among other factors beyond our control.

However, different from other commodities, gold is typically seen as a long-term hedge against inflation and market volatility. Gold index funds or ETFs, are created to track the price of gold and are often used by investors as a vehicle to diversify their portfolio and balance risks.

According to the World Gold Council, the variables that influence gold prices can be grouped into four categories: (i) economic and wealth expansion, (ii) risks and uncertainties in the market, (iii) opportunity cost, and (iv) short-term pressures:

(i)	Economic and wealth expansion: As a consumer product and long-term savings vehicle, the demand for gold has historically shown a positive correlation with economic growth. Increases in income tend to generate greater demand for jewelry, in addition to positively impacting the production of electronics and high-tech products.

(ii)	Market risks and uncertainties: The price of gold is significantly affected by macroeconomic factors such as inflation expectations, the level of interest rates, the relative strength of currencies, changes in central bank reserve policy, global or regional political turmoil, financial market crises and the general mood of investors.

(iii)	Opportunity cost: Prices swings are caused by a variety of macroeconomic factors and changes in the opportunity cost of holding gold as an investment.

(iv)	Short-term pressures: Capital flows can exert pressure on gold prices when investors undertake tactical reallocations or reposition the portfolio.

Central banks repositioning on gold

Gold plays an important part in global central bank reserves, which represent a significant proportion of the holders of gold and are responsible for more than 40% of annual demand, according to the World Gold Council website.

In 2023, international demand for gold, by investors and central banks, experienced a significant increase, mainly driven by global economic factors and geopolitical instability.

In 2024, central banks continued to acquire gold at an eye-watering pace: with total purchases exceeding 1,000t for the third year in a row, accelerating sharply in the third quarter of 2024 to 333t, according to the World Gold Council “Gold Demand Trends: Full Year 2024” report.

Inflation

Persistent and volatile inflation in many developed and emerging economies has led to a strengthening in the purchase of gold to preserve the value of capital. In addition, geopolitical tension in several regions has increased demand for the metal as a safe-haven asset.

Supply scarcity

Overall levels of mine production have grown significantly since 2008, according to the World Gold Council website although substantial new discoveries are increasingly rare. The project development timeline and mine lifecycle is significantly lengthy – it often takes years (or decades) from the discovery event until production begins.

The long (and costly) development timeframe combined with the scarcity of gold contribute to the high price discovery of the metal. As a reference of its scarcity, the total above-ground stock of gold globally is believed to be no larger than a cube measuring 22 meters in each direction (or 10,648 m3 of volume), according to the World Gold Council website.

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Competition

The global gold mining sector is highly competitive with numerous and diversified companies within the sector and Aura, as a mid-tier gold (and copper) miner, has peers competing in the (i) identification and acquisition of attractive mines in operation and/or attractive deposits to be developed; (ii) recruitment and retention of qualified technical personnel to explore, develop and operate the assets; (iii) the sourcing of skilled labor for ongoing operations; (iv) obtaining financing for the development and expansion of the mines’ production; (v) negotiation of terms with bullion banks, trading firms and jewelry companies; and (vi) access to high-quality capital markets investors.

Copper Industry Overview

Overview of industry value chain, from mining operations to the sale of copper

The copper value chain is a complex, global system comprising trade in both raw materials and semi-fabricated products.

The primary copper supply chain can be broadly segmented into four key stages: mining, smelting and refining, semi-fabrication, and end-use manufacturing. Following extraction, copper ore is transported to processing facilities where it is concentrated and subsequently smelted into blister copper. This intermediate product is then subjected to electrorefining to produce high-purity copper cathodes, which serve as the basis for “first-use” and semi-fabricated products.

Finally, these copper products are marketed and sold globally, with demand driven primarily by the construction, industrial machinery, transportation, power transmission and consumer goods sectors. Copper can also be recycled with any significant loss of quality and copper scraps accounts for a third of total consumption of the metal.

In addition, copper is actively traded in global commodity markets. Similar to gold, it is transacted both physically and electronically, with electronic trading taking place on major exchanges such as the London Metal Exchange (LME). Market participants—including producers, traders, and end-users—utilize a variety of mechanisms, such as spot sales, long-term contracts and hedging strategies to manage price risk and ensure supply chain stability.

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Copper Market Structure and Flows

Legend
Output
Processing
Refining
Primary Production
Secondary Production
Demand Point
Copper Ore
Mining
(Open pit or underground)
Oxide Ore
Sulphide Ore
Sulphide ore is sometimes dump leached but has much lower coveries
Leach/SxEw
Mill
Copper Cathode
Copper Concentrate
Freight
Freight
(Integrated or custom)
Smelter
Blister
(Integrated or custom)
Refinery
Copper Cathode
Refined Copper
Refined Copper
Wire rod, cake, slab, billet
"First Use" Products
Wire, tube, sheet & strip, rods, bars, castings
Semi-fabricated Products
Construction, industrial machinery, transport, power transmission, consumer products
"End-use" Markets
Scrap

Source: Wood Mackenzie “Copper 101” report.

Uses of copper: Diversified end-uses, especially in green sectors

Copper is a highly versatile metal with a wide range of industrial applications due to its significant electrical and thermal conductivity, malleability and corrosion resistance. Generally, for semi-fabricated products, refined copper is mixed with direct use scrap and might also be alloyed with other materials, such as zinc or tin. Its main use cases are rods, tubes, foils, bars, wires, and cables.

Traditionally, construction and electrical network have been the largest end-markets for copper, historically accounting for almost two-thirds of total consumption. More recently, green sectors, such as renewables and electrical vehicles, have grown as emerging applications.

Source: Wood Mackenzie “Copper Demand Analysis March 2025” data.

In the coming years, demand is set to surge amid efforts to secure copper for the energy transition and achieve climate goals. The metal is a key component in electrification, given its application for electric vehicle batteries.

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Key Demands Trends and Pricing Dynamics

The copper mining business is also subject to commodity price cycles and the marketability of minerals is also affected by global economic cycles. Prices can fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rates, interest rates, forward selling by producers, production capacity, geopolitical or economic environment, among other factors beyond our control.

Long-term copper demand is mainly underpinned by electrification and decarbonization, because of a rising global focus on expanding renewable power generation capacity and shifting towards electrical vehicles. On the supply side, copper production is constrained by declining ore grades, aging mines and long lead times required to develop new copper mining projects.

Decarbonization & Electrification

Low carbon end-use growth sectors should continue to support copper demand as a growing share of renewable power sources requires an upgrade to transmission (aluminum-intensive) and distribution (copper-intensive) networks.

Furthermore, copper demand from transportation will get a boost from the electric vehicle sector, which receives government subsidies in many countries. Foil is the key product used as a current collector in batteries.

Supply Scarcity

The surge of demand for copper contrasts the few large-scale green projects that have been approved in recent years, hence global supply is lagging. Meanwhile, operating mines face declining ore grades, driving up extraction costs and straining margins.

Source: BHP Insights “How Copper Will Shape our Future” report

Additionally, limited growth capital was invested over the last decade as miners faced significant investor pressure to deleverage balance sheets and return value to shareholders via dividends.

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Source: S&P Global “Planned Mining Capital Spending to Fall $11B in 2023” research report.

Competition

The copper mining sector is competitive and we face significant competition from a wide range of industry participants in several key areas: (i) the identification and acquisition of mining assets in operation or to be developed; (ii) recruitment and retention of qualified technical personnel to explore, develop and operate such assets; (iii) the sourcing of skilled labor for ongoing operations; and (iv) the securing of capital finance development and expansion initiatives.

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Regulatory Overview

Our activities are subject to government regulations in the jurisdictions where we operate, namely: Brazil, Mexico and Honduras. Below, is a summary of the material effects of government regulations on our business.

Mining Regulations

In the jurisdictions where we operate, mineral resources belong to the state and can only be extracted by a government concession. Government bodies are charged to provide mining concessions and monitor compliance with laws and mining regulation.

The below table shows a summary of our material mining concessions and similar rights.

Concessions and authorizations	Extension	Term
Brazil
Pontes e Lacerda (MT)
11 Exploration Applications	20,700.84 ha	Indefinite
51 Exploration licenses	151,027.17 ha	Variable
6 Mining application requests	1230.31 ha	Variable
1 Mining applications	493.19 ha	Indefinite
4 Mining concessions	544.71 ha	Indefinite

Porto Esperidião (MT)
20 Exploration licenses	54,349.62 ha	Variable
1 Mining concessions.	374.99 ha	Variable

Vila Bela da Santíssima Trindade (MT)
2 Exploration Applications	11,162.73 ha	Indefinite
1 Exploration license	1,000.00 ha	Variable

Nova Lacerda (MT)
2 Exploration licenses	1,204.95 ha	Indefinite

Guarantã do Norte (MT)
6 Exploration licenses	47,172.65 ha	Variable
2 Mining applications	12,351.48 ha	Indefinite

Mundo Novo (MT)
1 Exploration license	9,516.22 ha	Variable
1 Mining applications	3,419.56 ha	Indefinite

Jauru (MT)
2 Exploration Applications	9,848.53 ha	Indefinite

Peixoto de Azevedo (MT)
1 Exploration license	9,141.97 ha	Variable
1 Mining applications	4,998.31 ha	Indefinite

Matupá (MT)
1 Mining applications	3,696.08 ha	Indefinite
1 Exploration license	9,743.69 ha	Variable

Terra Nova do Norte (MT)
2 Mining application requests	707.12 ha	Variable

Almas (TO)
18 Exploration licenses	88,708.13 ha	Variable
1 Mining applications	1,759.29 ha	Indefinite

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Concessions and authorizations	Extension	Term
2 Mining concessions	9.137,00 ha	Indefinite

Dianópolis (TO)
23 Exploration licenses	90,767.21 ha	Variable

Conceição do Tocantins (TO)
1 Exploration license	4,782.79 ha	Variable

Porto Alegre do Tocantins (TO)
4 Exploration licenses	6,842.28 ha	Variable
1 Mining applications	2,746.46 ha	Indefinite

Curionópolis (PA)
1 Exploration license	9,805.22 ha	Variable

Currais Novos (RN)
7 Exploration licenses	7,7029.10 ha	Variable
3 Mining concessions	2,907.20 ha	Indefinite
2 Mining application requests	2,853.62 ha	Variable

Cruzeta (RN)
2 Exploration licenses	3,867.32 ha	Variable

Parelhas (RN)
1 Exploration license	1,245.37 ha	Variable
Frei Martinho (PB)
3 Exploration licenses	2,300.36 ha	Variable

Pedra Lavrada (PB)
2 Exploration licenses	1,114.11 ha	Variable

Picuí (PB)
9 Exploration licenses	6,638.94 ha	Variable

Nova Palmeira (PB)
4 Exploration licenses	3,124.02 ha	Variable

São Vicente Do Seridó (PB)
1 Exploration license	734.53 ha	Variable

Complexo EPP
1 Use Guide (EPP Mine – Nosde e Japonês)	493.19 ha	February 9, 2026

Honduras
Minosa
Concession for prospecting and extraction in La Union, Honduras (Minosa I)	399.09 ha	October, 2052
4 Applications for prosecting and extraction in La Union, Honduras (Minosa II, III, IV e V)	3,768 ha	In relation to San Andrés, II and V, to be defined upon approval of applications. In relation to San Andrés III and IV, December 2031.
2 Applications for prosecting and extraction in La Union, Cucuyagua and Santa Rosa de Copan, Honduras (Minosa VII e X)	2,000 ha	To be defined upon approval of applications

Mexico
Aranzazu
10 Exploration Licenses in Concepcion del Oro (Zacatecas, Mexico)	8,512.05 ha	50 years
12 Extraction licenses in Concepcion del Oro(Zacatecas, Mexico)	1,069.43 ha	50 years
9 Exploration licenses in Mazapil (Zacatecas, Mexico)	487.73 ha	50 years
7 Extraction licenses Mazapil (Zacatecas, Mexico)	143.29 ha	50 years

Colombia
Project Tolda Fria
Exploration license / concession contract in Villamaria-Caldes (Colômbia)	164.92 ha	August 8, 2031

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Brazil

Mining concessions

According to articles. 23 and 176, §1 of the Brazilian Federal Constitution, the research and exploration of mineral resources may only be made by granting authorization or concession by the government to Brazilians or companies constituted under Brazilian law with the federal government, states and municipalities administering the registration, monitoring and supervision of such authorizations and concessions within their respective territories.

Currently, mining activity is regulated by Decree-Law No. 227 of February 28, 1967, or the “Mining Code” and Decree No. 9,406 of June 12, 2018, including relating to (i) rights on individualized masses of mineral or fossil substances, found on the surface or within the earth forming the mineral resources of the country; (ii) methods of extraction; and (iii) the inspection by the government of extraction and other aspects of the mineral industry.

The National Mining Agency (Agência Nacional de Mineração), or “ANM” is responsible for the execution of regulation and supervision of mining activity in Brazil, including the granting of concessions. The principal regulation is Ordinance No. 155 of May 12, 2016, or “Ordinance 155”, which consolidates all previous regulatory rules applicable to mining activities, among others. Among the minor use regimes provided for in current legislation, the granting of mining concessions gives its holder the right to extraction minerals for commercial benefit.

The first step in being granted mining concessions is to apply to ANM for research authorizations in order to verify potential minerals. Once this request is granted, the research authorization has a term for a period of one to three years permitting the applicant to carry out prospecting work (but not extraction) in the target area. After completing the research, the applicant prepares and submits a final report to ANM for its analysis and approval. If approved, the applicant may then apply for the mining concession with proof of technical-economic viability of the respective deposit.

Some of our mining concessions were obtained directly through requests filed with ANM (or its predecessor) while others were obtained by acquiring existing rights from others.

Regulation of Mining Near the Brazilian Border

According to Law 6,634, of May 2, 1979, regulated by Decree 85,064, of August 26, 1980, any mining activities undertaken in an internal range of 150km from Brazil’s land borders, or “border strip” require authorization from the National Defense Council (Conselho de Defesa Nacional) or the “CDN”. As a condition to being able to operate at the border strip, the mining company must have (i) be at least 51% owned by Brazilians; (ii) staff consisting of at least 2/3 of Brazilian workers; and (iii) administration or management composed by a majority of Brazilians. Apoena S.A. mining carries out its mining activities in a region located in border strip, having obtained an authorization, issued by the CDN.

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CFEM and Royalties

The Brazilian Federal Constitution mineral resources in national territory, including those underground, are considered assets of the government, regardless of who owns the land, with rights divided between the federal, state and local governments. Article 6 of Law 7,990, of December 28, 1989, establishes that royalties must be paid to the Financial Compensation for the Exploration of Mineral Resources Union (União da Compensação Financeira pela Exploração de Recursos Minerais), or the “CFEM” upon (i) the first sale of the extracted minerals; (ii) the auctioning of the extracted minerals; (iii) the first acquisition of extracted minerals; or (iv) the use or consumption of the extracted minerals. Pursuant to Law 13,540, of December 18, 2017, the current CFEM rate applicable to gold is 1.5% of gross revenues, while the CFEM rate currently applicable to copper is 2% of gross revenues. We are current in our royalty payments due to CFEM. In addition to the royalty payment, we are subject to the payment of royalties to the owners of the properties leased to carry out the mining activities in the deposits of Ernesto, Pau a Pique, Lavrinha, Nosde and Japonês, equivalent to 50% of the value paid to CFEM.

Mexico

Mining Concessions

Pursuant to the Mexican Constitution, mineral resources are considered national treasures. The right of use and exploitation of mineral resources by individuals is only allowed with permission of the federal government, observing the laws and applicable regulations. The Mexican mining code and its regulations are the rules governing the granting, use, cancellation and royalties of mining concessions in Mexico.

Exploration rate of mineral resources

The use of property for mining purposes in Mexico requires the observance, by the owner of the property, of duties provided for in the Mexico federal fees law. The property owner must, during the months of January and July of each year, pay the mining taxes, which is based on the size of the land. In addition, the mining owner must pay, annually royalties of 8.5% applicable to certain revenues derived from the transfer or sale of ores and applying an additional 1.0% rate on revenue derived from the sale of gold, silver and platinum.

Mining legislation

Mining concessions in Mexico can be terminated if the terms of the concession are not complied with. The terms include paying fees, complying with environmental and safety standards, providing reports to the Mexico Ministry of Economy, allowing inspections and complying with the Mexico mining code.

The concession holder must provide three reports to the General Directorate of Mines, or the “DGM”. During May, the concession holder must submit to the DGM a work evaluation report performed on each property or group of properties in the preceding year. The mining code and its regulations and federal law establish the minimum investment values that must be made on a property. The value is updated according to the consumer price index variation. In the first 21 business days of each year, the concession holder must present to the DGM a production report including accurate mineral information and the production obtained in each concession or concession group in the previous year. Finally, the mining owner must present to the DGM a technical report containing the information related to the works carried out on the property during the term of the concession. The obligation to prepare this technical report is applicable only once, at the end of the sixth year of the concession.

Honduras

Mining legislation

According to Article 340 of the Honduras Constitution, the exploitation of natural resources is a matter of public utility. As a result, the state regulates the exploitation of natural resources in with a social interest and establishes the conditions for granting the right to exploit natural resources to individuals. Furthermore, article 2 of the General Mining Law, Decree No. 238-2012, or the “Honduran Mining Law” states that the Honduras Republic has inalienable, imprescriptible and absolute control over all mineral resources in the country.

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The right to exploit mineral resources is obtained through a mining concession. Since the activity significantly impacts the environment, there are several instruments and regulatory bodies responsible for the application of this law. In addition, the National Institute of Geology and Mining (known as “Inhgeomin”) is the mining authority responsible for granting mining rights to individuals or legal entities, pursuant to Article 96 of the Honduran Mining Law. As such, all mining activities, such as the exploitation of large -scale natural resources or industrialized mining, are subject to the mining rights granted by Inhgeomin.

Through our subsidiary, Minerales de Occident, S.A. de C.V., we obtained a mining concession to explore gold and silver with our mining rights were granted on January 27, 1983 and are valid for 40 years, extendable subject to certain terms, including the amount of proven resources.

On April 2, 2013, the Honduran government approved a new mining law, which increased the royalties and taxes, as well as changed the environmental regulations. As a result, the new Honduran Mining Law increased our operating costs in Honduras. On October 31, 2017, seven articles of the approved Honduran Mining Law, including in the increased royalties, were declared unconstitutional by the Supreme Court of Honduras. However, the National Honduras Congress approved, in 2019, Decree 109-2019 that reestablished the previously unconstitutional royalties and taxes. As such, currently the royalties correspond to 5% of the sale of Gold FOB (“Free on Board”). Additionally, annual rates of prospecting and extraction in concessions are due, which vary according to the extent of the concession area and the time of the concession. In addition, government authorizations are necessary for the exercise of mining activity, as well as Honduran regulators responsible for regulating the mining activity.

Other regulations

Pursuant to Articles 13 and 70 of the Honduran Arms, Authorization and Explosives Control Law, Decree No. 101-2018, the purchase and use of explosives is regulated and must be submitted to the control and supervision of the Honduras Secretariat, in accordance with national security requirements, and ultimately to the Secretariat of Defense in order to be granted a license for the acquisition, transportation, storage, handling and use of explosives.

The municipality of La Union, as a local authority, controls and supervises the businesses carried out under its jurisdiction, as provided for in Article 2 of the Municipalities Regulation Law, Agreement 018-94, or the “Municipalities Law”. Article 124 of the Municipalities Law establishes that all businesses require a specific business license or permit issued by the municipality.

Environmental Protection

Our exploration, development and mining activities are subject to various levels of federal, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

In all jurisdictions where we operate, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and mining stages of a property with regard to air quality, water quality, wildlife and forestry management and protection, solid and hazardous waste management and disposal, noise, land use and reclamation. As part of its business planning, we identify significant environmental risks and reviews and updates the closure costs and environmental restoration associated with its operations. We aim to minimize the potential environmental impacts of its mines throughout the mining process.

Our provision for mine closure and restoration as at December 31, 2024 was US$50.6 million. The provisions have been recorded at their net present values, using long term discount rates based upon the country treasury bill rates of 11.88%, 10.02%, and 9.09% (11.75%, 8.94%, and 13.65% in 2023) for, Brazil, Mexico, and Honduras, respectively. Further information regarding the estimation of our mine closure and restoration obligations are set out in Note 17 of our audited consolidated financial statements.

Our ESG strategy sustainably supports our growth strategy. Environmentally, in 2024, we achieved a 3.2% reduction in specific diesel consumption (liter diesel/kton) and a 25% decrease in solid waste generation in relation to 2023 totals. Related to specific power consumption, we had an increase of 8% (MWh/kton). We are focused on monitoring key environmental performance indicators.

The financial and operating effects of environmental protection requirements on the capital expenditures and earnings of each mineral property are not significantly different than those of similar-sized mines and therefore are not expected to impact our competitive position in the current or future fiscal years.

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Social and Environmental Responsibility Policy

In order to better serve our corporate sustainability obligations and reporting, the Board moved the functions of our former Corporate Sustainability Committee directly to a function of the Board to ensure that the Company conducts its activities in such a manner as to ensure the health and safety of its employees, contractors and host communities; promote sustainable development; preserve the environment and contribute on the development of the communities in which it operates. The steps that the Board, with the assistance of on-site environmental managers, health and safety technicians and environmental consultants, takes to meet these objectives include:

•	identifying, assessing and managing risks to employees, consultants, contractors, the environment and the host communities;

•	reviewing and monitoring the health, safety, environmental and social responsibility policies and procedures of the Company;

•	promoting and supporting improvements to the Company’s health, safety and environmental performance. Reviewing material incidents relating to health, safety and environmental;

•	as it may deem necessary, arranging, implementing and overseeing environmental and safety audits, with respect to any operations within the Company;

•	ensuring that employees, consultants and contractors are provided with the training and resources necessary to meet the Company’s objectives under the health, safety, environmental and social responsibility policies;

•	ensuring that the Company continually consults stakeholders in matters that affect them and develops partnerships that foster the sustainable development of the host communities and enhance economic benefits from the Company’s operations;

•	ensuring that social, economic and cultural rights of the local people are respected; and

•	ensuring that the Company upholds ethical business practices and meeting, or where possible, exceeding applicable legal and other regulatory requirements.

The Company, with the assistance of on-site environmental managers, health and safety technicians and environmental consultants, continues to develop and implement environmental education programs for the Company’s employees and host communities. We have implemented an integrated management system at all our operations based on OHSAS 1800, ISO 14000 norms and the International Cyanide Management Code (the “Code”). On September 16, 2010, we became a signatory of the Code with Minosa successfully completing the recertification process in 2018 and becoming certified in substantial compliance in 2021. On February 16, 2022, the Apoena Mine was also certified under total compliance of the Code.

We engage the communities and other stakeholders to maintain our ‘Social Licence’ to operate. We believe that maintaining a healthy social license to operate and strong stakeholder support for its operations is critical to our success, and accordingly intend to maintain such support to create long-term value for communities and the society at large. Several meetings have been held with communities local to each of our properties to discuss and answer questions regarding our policies, practices and operations, and also to discuss and agree on local projects and initiatives where we could support both technically and financially. We are also in the practice of purchasing supplies and hiring personnel from the host communities and encourages its consultants and suppliers to do the same.

We value safety and has robust management systems in place to ensure the prevention of workplace incidents. We achieved zero lost time incidents in 2023 and only one lost time incidents in 2024. The Health, Safety, and Environmental Committee approved the Golden Rules review in September of 2024 and now we are putting into place the Life Saving Rules, which are protocols that focus on critical controls of operational major risks. Senior leadership remains deeply involved, convening regular safety committee meetings. Field leadership continues to bolster safety interactions, and the emphasis of the Safety Training Program is on fostering a culture of prevention and enhanced risk perception among workers. Local leaders actively discuss and analyze performance to validate the effectiveness of our Management System.

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We are in our third and final year of voluntary certification under the Responsible Gold Mining Principles of the World Gold Council, and are committed to the 10 principles addressing Environmental, Social, and Governance issues. The results of independent audits are published annually on our website, ensuring transparency in the process and placing Aura among the most trusted gold companies in the market. In 2024, Aura commenced the process of joining the United Nations Global Compact. This signifies our dedication to aligning our operations with universally accepted principles in the areas of human rights, labor, environment, and anti-corruption. By undertaking this commitment, we aim to further solidify our stance on responsible business practices and contribute positively to global sustainability efforts. The results of independent audits, or any other information contained on our website, any website mentioned in this prospectus, or any website directly or indirectly linked to these websites is not part of, and is not incorporated by reference in, this prospectus.

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Business

Overview

We are an Americas gold and copper production company with a significant portfolio of mining operations. Our mission is to deliver long-term value by unlocking operational efficiencies, responsibly growing our portfolio with a focus on return on invested capital, responsible mining practices and a commitment to sustainability. We operate with a decentralized culture, supported by a lean corporate team that ensures agile and dynamic management and decision-making processes, focused on high operational sustainability compliance standards.

We believe that our success as a gold and copper mining company is the result of a combination of strategic acquisitions, mine expansions and development and efficiency improvements. Backed by a traditional Brazilian family of seasoned gold-focused entrepreneurs and mine developers, as well as a new management team, we have undergone a significant transformation since 2016, enhancing our profitability, replenishing resources and even extending the life-of-mine (LOM) across our operating assets, while also facilitating inorganic expansion – consistently guided by a disciplined commitment to value creation and sustainable growth.

We have a track record of expanding and building new mines on-time and on-budget, with ramp-up capabilities, consistent cash flow generation and dividend payments while delivering an attractive return on investment. Our disciplined cost management ensures efficiency in reserve development while we strive to serve as the benchmark for operational security and excellence in project development. Strategically, we prioritize high-IRR (Internal Rate of Return) growth opportunities, balancing capital appreciation with reliable dividend distributions.

We currently operate four wholly-owned operating mines and one mine in ramp-up phase. Our operating mines are the Aranzazu copper-gold-silver mine in Mexico, the Apoena and Almas gold mines in Brazil and the Minosa gold mine in Honduras. Additionally, we own and operate the Borborema gold mine in Brazil, which is currently in its ramp-up phase and is expected to achieve commercial production by the third quarter of 2025.

In addition to our operating mines, our main development projects are the Era Dorada gold project in Guatemala and the Matupá gold project in Brazil. We have significant exploration potential, owning over 630,000 hectares of mineral rights, and we are currently advancing multiple near-mine and regional targets along with the Carajás (Serra da Estrela) copper project in the prolific Carajás region of Brazil.

Revenue breakdown, last 12 months (“LTM”) ended on March 31, 2025

(% of total net revenues)

Notes:	To calculate last twelve months (LTM), we aggregate the results for the year ended December 31, 2024 with the results for the three months ended March 31, 2025 less the results for the three months ended March 31, 2024.

(1)	The revenue breakdown by product is as follows: Gold, totaling US$421.0 million and Copper-Gold Concentrate, totaling US$205.4 million.

In recent years, we have delivered growth, profitability and operational efficiency, reflecting our success and commitment to generating sustainable value. This is evidenced by our significant increase in net cash generated by

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operating activities and Adjusted Free Cash Flow in recent periods, reaching US$41.2 million and US$29.1 million, respectively, in the three months ended March 31, 2025 (with a cash conversion from Adjusted EBITDA of 35.7%) and US$222.2 million and US$178.2 million, respectively, in the year ended December 31, 2024 (with a cash conversion from Adjusted EBITDA of 66.8%). Concurrently, we have enhanced our shareholder returns through increased dividend distributions and share repurchase programs, resulting in a 7.9% dividend yield in the year ended December 31, 2024. We have been successful in acquiring, developing and optimizing mining assets, driving portfolio expansion and enhancing productivity across our operations.

		For the twelve months ended March 31,(4)	For the three months ended March 31,		For the year ended December 31,
Key Operational & Financial Highlights	Unit	2025	2025	2024	2024	2023	2022
Production	GEO ‘000	259.1	60.1	68.2	267.2	235.9	243.0
Revenue	US$ millions	623.9	161.8	132.1	594.2	416.9	392.7
Gross profit	US$ millions	283.0	78.4	46.7	251.3	126.0	125.7
Operating Income	US$ millions	236.3	67.4	36.5	205.4	87.0	88.2
(Loss) / Profit for the year	US$ millions	(94.3)	(73.2)	(9.2)	(30.3)	31.9	66.5
Adjusted Net Income	US$ millions	87.7	30.2	11.2	69.2	62.4	79.6
Adjusted EBITDA	US$ millions	295.0	81.4	52.8	266.8	134.1	133.8
Adjusted EBITDA Margin	%	47.3%	50.3%	40.0%	44.9%	32.2%	34.1%
Net cash generated by operating activities	US$ millions	237.5	41.2	25.9	222.2	124.9	96.4
Adjusted Free Cash Flow(1)	US$ millions	192.4	29.1	13.5	178.2	80.4	57.5
Cash Conversion(2)%		65.0%	35.7%	25.4%	66.8%	60.0%	43.0%
Cash Cost per gold equivalent ounce sold	(US$/GEO)	1,077	1,149	1,003	1,041	1,043	897
AISC	(US$/GEO)	1,361	1,461	1,287	1,320	1,325	1,118
Dividend Yield plus buybacks(3)%		11%	11%	7.0%	7.9%	5.4%	5.9%

(1)	Adjusted Free Cash Flow is calculated as net cash generated by operating activities less Adjusted Capex. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

(2)	Cash Conversion is calculated as net cash generated by operating activities less Adjusted Capex divided by Adjusted EBITDA. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

(3)	Including shares and BDR buybacks. We calculate dividend yield as the announced dividend per share divided by the TSX share price (converted to US$) on the announcement date (dividend yield = dividend per share / share price at announcement date). The buyback yield is calculated as the total value of shares repurchased in the period divided by the average market capitalization on a given year in each case using the TSX share price converted to US$ (buyback yield = buybacks reported / average market capitalization for a given year). The dividend yield + buyback yield is the sum of the dividend yield and the buyback yield for the reporting period.

(4)	To calculate the last twelve months (LTM) ended March 31, 2025, we aggregate the results for the year ended December 31, 2024 with the results for the three months ended March 31, 2025 less the results for the three months ended March 31, 2024.

Company Description

Operations

Our asset base grants us access to diverse geological regions each with a long history of mining activities and with mining regulations that traditionally have been favorable to the mining sector. Our gold is commercialized in the form of bullions – mined, processed and refined by us – and concentrates to international blue-chip brokers, trading firms and refineries.

We believe that operating in several geographies, each of which are located within democratic countries, provides us with the advantage of diversifying our political, social and macroeconomic risks.

In the map below, we present the geographic footprint of our operating mines, development projects and exploration initiatives:

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Assets in Operation and Ramp-up

Aranzazu – an underground copper mine operation, producing gold and silver as by-products, located within the Municipality of Concepcion del Oro in the State of Zacatecas, Mexico, near its northern border with the State of Coahuila. The property is situated in a rugged mountainous area and can be accessed either from the city of Zacatecas, located 250 km to the southwest, or from the city of Saltillo, located 112 km to the northeast, in the State of Coahuila.

Aranzazu Mine and Plant Production

Apoena – a mining complex located in the southwest of the state of Mato Grosso, Brazil, near Pontes e Lacerda which consists of the following gold mines: the Lavrinha open-pit mine, or “Lavrinha,” the Ernesto open pit mine, or “Ernesto,” the Japonês open pit mine, the Nosde open pit mine and the near open-pit mine prospects Japonês Oeste, Pombinhas and several other potential prospects.

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Apoena Quarterly Production

Minosa – an open-pit heap leach gold mine located in the highlands of western Honduras, in the municipality of La Union, Department of Copan, approximately 150 km southwest of the city of San Pedro Sula.

Minosa Quarterly Production

Almas – an open pit gold operation located in the state of Tocantins, Brazil, that consists of three deposits (Paiol, Vira Saia and Cata Funda) and several exploration targets, including Nova Prata/Espinheiro, Jacobina and Morro do Carneiro, a total area of 101,000 hectares of minerals rights.

Almas Quarterly Production

Borborema Project – a greenfield open pit gold project, located in the municipality of Currais Novos, Rio Grande do Norte state, in the northeast of Brazil. Aura completed a Feasibility Study in August 2023 for this project, which indicated anticipated production of 748,000 ounces of gold over an 11.3-year mine life, with possibilities for even greater output. This project has probable mineral reserves of 812,000 oz gold, and a mineral resource profile that consists of 63.7 Mt at average grades of 1.01 g/t for 2,077 koz of indicated mineral resources (inclusive of probable mineral reserves) and 10.9 Mt at average grade of 1.13 g/t for 393 koz of inferred mineral resources. We have undertaken initial measures to start obtaining permits to move a road which crosses a portion of the deposit. Upon the road’s successful relocation, there would exist the potential to convert additional indicated mineral resources into probable mineral reserves (in addition to the current probable mineral reserves), depending on certain factors, such as gold price and exchange rate, among others. We announced on March 27, 2025 the beginning of the ramp-up phase of Borborema, which we expect to reach commercial production during the third quarter of 2025.

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During the first three years of operation, Borborema is projected to produce 83,000 GEO annually, with grades averaging 1.54 g/ton and a strip ratio of 3.61. And for the following three years, production is expected to stabilize at 65,000 GEO per year, with grades at 1.12 g/ton and the strip ratio of 3.77.

The following table sets out a summary of our assets in operation and ramp-up:

	Aranzazu	Minosa	Apoena	Almas	Borborema
Country	México	Honduras	Brazil	Brazil	Brazil
State/Province	Zacatecas	Copán	Mato Grosso	Tocantins	Rio Grande do Norte
LOM	9 years	4 years	4 years	10 years	11 years
Metals	Copper, gold, and silver	Gold (it also produces silver in small quantities)(4)	Gold (it also produces silver in small quantities) (4)	Gold	Gold
Stage	Operational	Operational	Operational	Operational	Ramp up
Mine Type	Underground	Open pit	Open-pit	Open pit	Open pit
Private Royalties or Streaming(1)	Yes (Royalty)	No	Yes (Royalty)	Yes (Royalty)	Yes (Royalty)
Economic Rights	100%	100%	100%	100%	100%
Production in year ended December 31, 2024 (GEO(2))	97,558 GEO	78,372 GEO	37,173 GEO	54,129 GEO	n.a.(3)
% of Net Revenue	33.1%	29.9%	37.0%		n.a.(3)
Production in three months ended March 31, 2025 (GEO(2))	20,456 GEO	17,654 GEO	8,876 GEO	13,101 GEO	n.a.
% of Net Revenue	31.1%	29.6%	39.2%		n.a.
Production in the last twelve months ended March 31, 2025	93,013 GEO	76,840 GEO	33,943 GEO	55,335 GEO	83,000 GEO(5)

(1)	We consider “private royalties” to be those payments made to the owners of the properties that do not belong to the Company, as well as payments to some previous project owners, in accordance with the terms of each purchase agreement. We consider “streaming” to be the amortization of structured debt to be paid as a percentage of the NSR. We do not currently have any streaming agreements in place.

(2)	Copper and silver production are treated as Gold Equivalent ounce (GEO). GEO is calculated by converting the productions of silver and copper into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained in sales of the Aranzazu unit during the reported period.

(3)	Borborema mine is in ramp-up phase.

(4)	The production volume of silver is not material.

(5)	Considers the full production capacity of 83k GEO per year, expected for the first three years of operation.

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The following graph sets out our production growth, measured in GEO:

Projects under Development

In addition, we hold 100% of the economic rights in the following projects:

•	Matupá Project, or “Matupa” – a gold project located in the northern part of the state of Mato Grosso, Brazil which consists of three deposits: X1 (gold), Serrinhas (gold), and Guarantã Ridge (base metal). The main focus for exploration was the X1, a 350-meter-long deposit which resulted in a mineral resource. Matupá’s claims consist of multiple exploration targets, including a copper porphyry target, in a total area of 62,500 hectares of mineral rights. Two additional exploration prospects acquired in 2024 are being advanced nearby, which include the Pé Quente Project, located 34 km from X1. As of the date of this prospectus, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the exploration prospects as being delineated as a mineral resource. A qualified person has not done sufficient work to validate historical data and historical estimates and has not reviewed or provided any opinion about the accuracy of the underlying data or any parameters used to estimate or calculate the historical estimates. In order to update or verify historical estimates, drilling in Pé Quente is in progress. During the first four years of operation, Matupá is projected to produce 55,000 GEO annually, with grades averaging 1.36 g/ton, a strip ratio of 1.83, a cash cost of US$529 per ounce, and an AISC of US$710 per ounce.

•	Era Dorada Project, or “Era Dorada” or “Cerro Blanco” – a near-surface gold deposit located in Jutiapa, Guatemala. Era Dorada has two historical Feasibility Studies for either an open pit or an underground project. Within the Era Dorada Project, Aura also owns the Mita Geothermal project, which is an advanced-stage, renewable energy project licensed to produce up to 50 megawatts of power. Following our acquisition of Bluestone Resources, or “Bluestone,” we hold 100% of the interest in this project. On June 17, 2024, Bluestone received a notice from the Guatemalan Ministry of Environment (MARN) challenging the approval procedure for the open pit mining method at Era Dorada. In response, Bluestone has publicly stated its belief that the environmental permit amendment met and exceeded the applicable requirements.

Other Projects and Mines:

•	Aura Carajás, or the “Serra da Estrela Project” – a permitted exploration target of 9,805 hectares, located in the Carajás area of the state of Pará, Brazil. It includes mineralization targets of iron-copper-gold oxide, or “IOCG” deposits along a 6 km strike with nine historical boreholes, composing a total of 2,552 meters. Aura has acquired exploration rights and options to test continuity and economic grades in the target area.

•	Tolda Fria Project, or “Tolda Fria” – a gold project located in the department of Caldas, Colombia. This project has a total of 6,624 hectares in rights minerals and we have been generating potential targets through early-stage exploration. Currently, this project is under care and maintenance.

•	São Francisco Project, or “São Francisco” – part of Apoena, it is an open-pit gold mine and leaching located in the southwestern state of Mato Grosso, Brazil, approximately 560 km west of Cuiabá, the state capital. Currently, this mine is under care and maintenance.

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For more detail on our mines, see “Mining Properties” and the technical reports included as exhibits to the registration statement of which this prospectus forms a part.

Competitive Strengths

Technically oriented team, Aura’s best asset

We are led by a senior management team of seasoned professionals with significant industry experience.

Our Board of Directors has complementary skills, from experience in the mining sector to entrepreneurial activities, with the Chairman of our Board and controlling shareholder, Paulo Brito having founded other companies that have become a global reference in the mining sector. Mr. Brito is a seasoned entrepreneur and mine developer who has founded and led several companies throughout his career. He was the founder and principal shareholder of Yamana Gold. In addition to Yamana, he established Mineração Santa Elina Indústria e Comércio S.A., a mining firm focused on the development, exploration, and research of various minerals. Among Mineração Santa Elina’s notable projects is Ligga, a high-grade iron ore deposit in Carajás, Brazil. Brito has also played a significant role in developing several other key mining projects, including Riacho dos Machados, Santa Luz, Fazenda Brasileira, Chapada, Serrote, and Mundial. These assets are now operated by industry leaders such as Vale, Lundin, Equinox, and others, reflecting his enduring impact on the global mining sector.

Subject to certain parameters set by our senior management, our local operations teams are empowered with the responsibility and authority to make the operational decisions at their respective mines. We believe that this structure contributes to a better dynamic of accountability, increased operational efficiency and professional development, and incentivizes innovation. This design allows our senior management to focus on the management of: (i) people, (ii) capital, (iii) performance, (iv) strategy, (v) compliance and controls, and (vi) growth, in addition to monitoring the main performance and safety indicators of our mines.

Our culture (Aura 360 Culture)

We are focused on mining in complete terms – thinking holistically on how our business impacts and benefits everyone around us: our company, our shareholders, our employees and the countries and communities we serve. Our culture is embodied in our mandala, which is built by three axes and three concentric hoops. The hoops represent our clients (outer hoop), values (middle hoop), and practices (inner hoop). This represents the common thread that brings us together, strengthening our business and making a positive contribution to shaping a better world, both for the present and the future.

We believe that we uphold high standards in ESG (environmental, social and governance) performance through our “Aura 360” initiative, which integrates ESG principles into every aspect of our operations. Examples of our commitment are the core of everything we do, and can be seen in our recent achievements, including zero lost-time accidents in 2023 across all operations, only one minor lost-time accident in 2024, and zero lost-time accidents in

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2025 to-date, the use of predominantly renewable electricity in all of our business units, and numerous and impactful environmental and community initiatives aimed at creating positive and lasting impacts.

At Aura, growth and sustainability progress hand-in-hand. Our Aura 360 Culture embodies an innovative and decentralized management model, whereby each operation is empowered to make decisions aligned with our organization’s strategic objectives. The effectiveness of this approach has been recognized on a global scale.

For the second consecutive year, we have been awarded the Socially Responsible Company (ESR) Seal for our operations in Mexico (Aranzazu) and Honduras (Minosa). This prestigious certification, conferred by the Mexican Centre for Philanthropy (CEMEFI) and the Honduran Foundation for Corporate Social Responsibility (FUNDAHRSE), acknowledges companies that exhibit a steadfast commitment to sustainable practices, positive social impact and responsible corporate governance.

The certification process entails a rigorous evaluation based on the following key criteria:

•	Corporate governance and business ethics, ensuring transparency and adherence to best management practices.

•	Environmental stewardship, encompassing conservation initiatives, the efficient use of natural resources, and impact mitigation strategies.

•	Employee well-being and professional development, fostering a safe, inclusive, and growth-oriented workplace.

•	Community engagement, reinforcing local partnerships and contributing to social and educational initiatives.

The attainment of the ESR Seal serves as a testament to our unwavering commitment to extending our impact beyond mining, promoting positive transformation in the regions where we operate, and upholding the highest standards of corporate social responsibility.

In addition to this recognition, we have been named one of the Mining Sector Companies of the Year 2024, in the category Growth – Medium-Sized Companies, securing over 54% of the public vote. This accolade reflects the confidence placed in us by the market and stakeholders, recognizing our capacity to innovate, expand and operate with integrity.

Our commitment remains unequivocal: to generate value for all stakeholders through increasingly safe, efficient and socially responsible operations. The Aura 360 Mandala serves as our guiding framework, reaffirming that each achievement is a reflection of our collective endeavor to advance towards more responsible and sustainable mining practices.

In addition, we achieved the Great Place to Work (GPTW) certification in all countries where we operate. This internal survey showed that 82% of employees perceive leadership actions as aligned with the Aura 360 culture, reinforcing our success in creating a positive and collaborative work environment.

Internal career growth was a key accomplishment, with 63% of senior management positions and 30% of management positions filled by internal candidates respectively by December 31, 2024. This demonstrates Aura’s commitment to developing employees supported by structured feedback and development planning. In 2024, 307 employees assessed the 360 cycle evaluation (compared to 218 in 2023), with positive outcomes and feedbacks with regards to work environment.

In 2024, Aura also successfully completed the compliance process with the World Gold Council, adhering to both the RGMP – 10 Responsible Gold Mining Principles and the CFGS – Conflict Free Gold Standards. Key strengths identified included ethical conduct, which is broadly embedded across Aura’s operations, and environmental stewardship, highlighted by practices and training related to cyanide management. In the coming years, the World Gold Council framework will guide ESG initiatives, driving continuous improvement and aligning operations with the highest sustainability standards.

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Borborema, currently in ramp up phase and expected to reach commercial production by the third quarter of 2025, was designed with sustainability in mind. Borborema will also operate with 100% water recirculation and treat all reused water from the region. We have trained 57 community members, with 60% already hired to work at the unit. Additionally, more than 90% of our energy matrix is sourced from renewable sources, reinforcing our environmental responsibility.

Capital allocation focused on return on capital

Our investment approach focuses on selecting assets with the potential to maximize return on invested capital, as contrasted with pursuing sheer scale. Our strategy is to start smaller, manageable projects, systematically de-risk them and then apply the cash flows generated from each project to fund future growth. We believe that this disciplined, step-by-step approach enables sustainable expansion while maintaining strong capital efficiency. We leverage both our experienced, technically oriented team as well as local expertise.

(1)	For each project, internal rate of return, or IRR is calculated using a discounted cash flow (DCF) model based on the projected cash flows over the project’s expected life of mine. Key inputs include: (a) initial capital investment; (b) annual projected cash flows; (c) project life assumptions (based on the technical reports). For the Almas project, it is based on the NI 43.101 Feasibility Study published on March 10, 2021, implying an unlevered after-tax payback of approximately 1.6 years; for Matupá, it is based on the NI 43.101 Feasibility Study published on November 18, 2022; for Borborema, it is based on a management simulation with a gold price of US$2,600 per ounce and maintaining all other assumptions of the existing NI 43.101 Feasibility Study.

Diversified portfolio with a well-balanced mix of operating and development assets

We have a combination of both (i) established, profitable operating assets, most of which have the potential for future expansion, as well as (ii) development projects which we plan to convert into operating assets in the coming years. We believe that with the potential expansion of our current production combined with our new projects, we can deliver consistent value while sustainably growing our operations.

Overall, our portfolio of operating assets is focused on gold production, supplemented with our copper production. We believe that gold has the additional advantage of serving as an inflation hedge owing to its supply scarcity and diverse use-cases, from a reserve asset commonly used to store value, to practical applications in jewelry and as a technology component.

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Proven track-record of value creation through several sources

We have invested more than US$406 million of exploration and expansion capex since January 1, 2022 until March 31, 2025, increasing our mineral resources and reserves, returning US$218 million to our shareholders in dividends and buybacks since January 1, 2021.

Case Study: Aranzazu Turn-around

In January 2015, the Aranzazu operations were put in care and maintenance due to a combination of underperformance, higher costs and low copper prices.

In 2017, we reassessed this mine with new geology, metallurgy, geotechnical and a new feasibility study with a focus on the first 5 years, which life-of-mine was later expanded. In 2018, we implemented the planned changes and achieved commercial production by December of that year. Since then, numerous improvements have been made, including more selective mining methods, ground control for stope stability and dilution prevention, enhanced mine infrastructure to reduce operational interruptions, and better metallurgical controls and plant process adjustments to increase productivity and recoveries for all metals.

In 2021, we increased Aranzazu plant production capacity by 30% with a minimal investment in a plant that has been in operation for decades. As a result, Aura is now producing more than double the amount of copper concentrate at a lower cost compared to the period before the mine was placed in care and maintenance, achieving a life-of-mine of 10 years.

Case Study: Apoena

Apoena is an open-pit mine located in the State of Mato Grosso, Brazil. It was put in care and maintenance by Yamana due to underperformance and low life-of-mine before being acquired by Aura. Since Aura acquired it, significant improvements have been made in geological interpretation, structural analysis and geometallurgy. Additionally, the mining method was changed to maximize the deposit value by shifting from unproductive and high cost underground mining to a selective open pit mine.

After seven years of producing between 37,000 to 68,000 ounces per year, we now have an approximate additional seven years of life-of-mine due to our continuous and efficient exploration investments.

Case Study: Almas

Almas is Aura’s first greenfield project, which was developed on time (in only 16 months) and substantially on budget (US$77 million). The ramp-up was achieved in 2023 in just 5 months, operating commercially at 4,000 tpd (tons per day) with a recovery ratio above 90%.

By the end of 2023, Almas was not only operating above its nominal capacity, but also embarked on an expansion to increase its capacity from 1.3 to 1.5 million tons.

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In 2024, Almas had the lowest all in sustaining cash costs per gold equivalent ounce sold among all of Aura’s mines in production, and Almas’ production exceeded the expectation set out in its 2021 Feasibility Study.

In April 2025, Aura updated the Almas' Feasibility Study which indicated an average annual production of 61,248 ounces of gold per year between 2025 and 2034 (10-year mine life), totaling 612k ounces of gold. The project was expected to yield an after-tax net present value (“NPV”) of US$ 393 million, considering the long-term gold price of US$2,212 per ounce.

Ability and commitment to deliver cash generation and high return on capital

We believe that Aura distinguishes itself as a fast-growing, cost-competitive, efficient and high cash generation miner when compared to the largest companies in the gold mining sector, resulting from our unique combination of disciplined capital allocation, operational excellence and our focus on value creation across all stages of our portfolio.

(1)	Median of top 5 largest gold mining companies by produced gold ounces in 2024, which consists of Newmont Corporation, Agnico Eagle Mines Limited, Barrick Gold Corporation, AngloGold Ashanti plc and Kinross Gold Corporation, or the “Top 5 Gold Mining Companies.”

(2)	As reported by each company.

(3)	Cash Conversion is calculated as net cash generated by operating activities less Adjusted Capex divided by Adjusted EBITDA. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “Summary Consolidated Financial and Other Data—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards Financial Measure.

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(4)	Including shares and BDR buybacks. We calculate dividend yield as the announced dividend per share divided by the TSX share price (converted to US$) on the announcement date (dividend yield = dividend per share / share price at announcement date). The buyback yield is calculated as the total value of shares repurchased in the period divided by the average market capitalization on a given year in each case using the TSX share price converted to US$ (buyback yield = buybacks reported / average market capitalization for a given year). The dividend yield + buyback yield is the sum of the dividend yield and the buyback yield for the reporting period.

(5)	Adjusted EBITDA, All in sustaining cash costs per gold equivalent ounce sold (AISC) and Cash Conversion as used by Aura and by the Top 5 Gold Mining Companies are each Non-IFRS Accounting Standards Financial Measures. We believe each of these Non-IFRS Accounting Standards Financial Measures are useful and meaningful to investors, both with respect to Aura and with respect to the Top 5 Gold Mining Companies, for the reasons set out in “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures.” In particular, these metrics are commonly reported and widely used by analysts, investors and other interested parties in our industry to assess performance in the ordinary course of business. We calculated the Adjusted EBITDA, All in sustaining cash costs per gold equivalent ounce sold (AISC) and Cash Conversion of the Top 5 Gold Mining Companies based on publicly available information. However, these Non-IFRS Accounting Standards Financial Measures are not substitutes for their component IFRS Accounting Standards Measures. Additionally, our calculations of Adjusted EBITDA, All in sustaining cash costs per gold equivalent ounce sold (AISC) and Cash Conversion as used by Aura may be different from the calculation used by other companies, including the Top 5 Gold Mining Companies and other competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

Robust and consistent dividend payer in the mining sector

Aura distinguishes itself as a consistent and attractive dividend payer in the global metals and mining industry, returning an aggregate US$218 million to its shareholders through both dividends and share buybacks since January 1, 2021. The table below sets out the historical dividends paid and share buybacks by Aura:

Notes: Includes shares and BDR buybacks. We calculate dividend yield as the announced dividend per share divided by the TSX share price (converted to US$) on the announcement date (dividend yield = dividend per share / share price at announcement date). The buyback yield is calculated as the total value of shares repurchased in the period divided by the average market capitalization on a given year in each case using the TSX share price converted to US$ (buyback yield = buybacks reported / average market capitalization for a given year). The dividend yield + buyback yield is the sum of the dividend yield and the buyback yield for the reporting period.

Backed by a disciplined capital allocation strategy, strong cash flow generation and a focus on high-return projects, we have established a distribution track record that reflects our commitment to delivering value to our shareholders.

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Growth Strategies

Continue improving efficiencies in our mining operations

(1)	Borborema average of production for the first three years based on the NI 43.101 Feasibility Study Report dated on October 5, 2023.

(2)	Matupá average of production for the first four years based on the NI 43.101 Feasibility Study Report dated on November 18, 2022.

Focus on growing mineral reserves and mineral resources and LOM expansion through investments in geology and acquisitions, and with additional exploration potential

We have been successful in expanding our mineral resources and mineral reserves. Despite the increase in our production, our additional resources and reserves have comfortably more than replaced the depleted GEO from production. Since 2018, we have delivered 113% production growth (from 112 kGEO for the 12 months ended December 31, 2018 to 259 kGEO for the 12 months ended March 31, 2025) through operational efficiencies, development and inorganic expansion while maintaining attractive exploration upside at competitive costs. We have witnessed a significant increase in our mineral resource and mineral reserve base, through a combination of efficient geological exploration campaigns (for example, 100,000 meters of drilling in 2024) and acquisitions (for example, our acquisition of Borborema).

With over 630,000 hectares in our portfolio and our historically low discovery costs, we have the potential to keep adding mineral resources and mineral reserves and expanding the life-of-mine in most of our operations and projects.

We continue to increase our exploration expenditures.

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(1)	Includes exploration expenses and exploration capital expenditure.

Capitalize on inorganic opportunities in a discipline fashion

We have a solid track-record of acquiring and optimizing operating mines in a value accretive way. We target assets that align with our long-term goals, complementing our existing portfolio and offering potential synergies and operational improvements. We adopt a disciplined approach of undertaking a rigorous due diligence process on the technical, environmental and financial characteristics of target assets, to determine if the proposed investment is within the scope of our expertise.

We are continuously evaluating available opportunities in the market, having recently acquired Borborema in 2022 and Bluestone (Era Dorada) in January 2025.

Our History

The Company was originally incorporated under the Business Corporations Act (Ontario), or the “OBCA” by Letters Patent dated July 12, 1946, under the name Baldwin Consolidated Mines Limited. By Articles of Amendment dated July 11, 1989, the Company changed its name to “Canadian Baldwin Holdings Limited” and consolidated its common shares on a 5:1 basis. By Articles of Amendment dated July 27, 2005, the Company changed its name to “Canadian Baldwin Resources Limited” and further consolidated its common shares on a 1.75:1 basis. By Articles of Amendment dated March 22, 2006, the Company changed its name to “Aura Gold Inc.” and by Articles of Continuance dated April 20, 2006, the Company was continued from the OBCA to the Canada Business Corporations Act, or the “CBCA”. By Articles of Amendment dated July 20, 2007, the Company changed its name to “Aura Minerals Inc.” By Articles of Amendment dated July 23, 2009, the Company consolidated all of its issued and outstanding common shares on the basis of one new common share for five previously issued and outstanding common shares. By Articles of Amendment dated December 30, 2016, the Company consolidated all of its issued and outstanding common shares on the basis of one new common share for ten previously issued and outstanding common shares. On December 30, 2016, the Company was continued from the CBCA to the BVI Business Companies Act (British Virgin Islands). On December 30, 2018, the Company approved the consolidation of all of its issued and outstanding shares on the basis of one new share for ten previously issued and outstanding shares.

Material Acquisitions, Investments and Divestments

On July 27, 2022, we announced that, through our wholly owned subsidiary, we had completed the sale of Gold Road by way of sale of all the issued and outstanding shares of its indirect wholly owned subsidiary Z79 to PPG Arizona Holdings Acquisition, LP, an affiliate of Pandion Mine Finance, LP. The deal was completed for a nominal cash consideration of US$1.00.

On September 22, 2022, we completed the acquisition of Big River pursuant to a joint venture with Aura and Dundee Resources (the “Big River Acquisition”). Following the completion of the Big River Acquisition, Aura indirectly owned an 80% interest in the Borborema Project, and Dundee Resources indirectly owned the remaining 20% interest. Borborema is a brownfield open pit gold project, located in the municipality of Currais Novos, Rio Grande do Norte state, in the northeast of Brazil. The project construction is fully licensed.

Following August 30, 2023, our Board approved the construction of the Borborema Project, and Aura secured over US$145.0 million to fund construction through various means. In September 2023, our indirect wholly owned subsidiary Cascar do Brasil Ltda. entered into a credit facility for approximately US$100.0 million with Santander Brazil Bank to partially fund the construction. Subsequently, in October 2023, Aura initiated a hedging program

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through gold collars to de-risk the project and ensure the return on capital invested during the initial three years of production. This program entitled us to receive premium payments from counterparties, totaling approximately US$14.5 million, which were also allocated to partially fund the Borborema Project’s construction. Additionally, in December 2023, Borborema Inc. entered into an agreement with Gold Royalty Corp to secure US$31.0 million in financing, comprising a US$21.0 million net smelter return royalty over the Borborema Project and a US$10.0 million gold-linked loan.

In November 2023, we entered into a subscription agreement, pursuant to which we acquired, in a non-brokered private placement 24,000,000 units of Altamira Gold Corp., or “Altamira” at a price of C$0.125 per unit, totaling an aggregate purchase price of C$3.0 million, or the “Altamira Offering”. Each unit consisted of one common share and one common share purchase warrant of Altamira. Each warrant is exercisable to acquire one share of Altamira at an exercise price of C$0.20 per share for a period of two years from the date thereof. Upon closing of the Altamira Offering, our ownership in Altamira represented approximately 11.35% of the issued and outstanding shares of Altamira on a non-diluted basis and approximately 17.00% of the issued and outstanding shares on a fully diluted basis.

On May 22, 2024, we announced that we had recently acquired, through our subsidiary Aura Matupá, the right to explore the Pé Quente and Pezão Projects, or the New Projects, in the state of Mato Grosso, Brazil. The New Projects consist of a total of 6 Mineral Rights and are located in the geological setting of Alta Floresta Gold Province and are within a 50 km radius of Aura’s Matupa Project and the X1 deposit.

On January 13, 2025, we completed the plan of arrangement with Bluestone Resources (the “Acquisition”). Bluestone was the owner of Era Dorada Project, also known as Cerro Blanco (“Era Dorada”), which is a near-surface gold deposit located in Jutiapa, Guatemala. Era Dorada includes two possible projects, including an underground project and an open pit project. Consideration for the acquisition comprised of cash consideration of US$18.3 million (equivalent to C$26.3 million), 1,007,186 common shares and 146,519,452 non-interest bearing contingent value rights, or “CVRs,” each entitling the holder thereof to a potential cash payment of up to C$0.2120, payable in three equal installments, contingent upon Era Dorada achieving commercial production over a 20-year term. The payment under the CVRs will be triggered when (i) Aura announces that commercial production at Era Dorada has been achieved, or (ii) Era Dorada has operated for 90 consecutive days with 80% or more of used capacity. For more information, see note 25b to our unaudited condensed interim consolidated financial statements for a discussion on assessment of the fair value of the CVRs.

Customer Base

As of December 31, 2024, we operated mines in three countries: Brazil, Mexico and Honduras. Additionally, we have three expansion projects in Brazil, one in Colombia and one in Guatemala. During the year ended December 31, 2024. Currently, all gold produced at the Apoena, Almas and Minosa Mines are sold directly or indirectly to three customers; and up to 70,000 metric tons of copper concentrates produced at the Aranzazu Mine are sold directly to Trafigura México, S.A. de C.V. pursuant to the offtake agreement described below.

Our largest clients, Auramet International LLC, Asahi Refining Inc. and Trafigura México, S.A. de C.V. represented 46.8%, 18.9% and 31.1% respectively of our revenue (36.2%, 21.4% and 40.7% in 2023 and 36.2% 22.1% and 39.2% in 2022).

Gold prices are significantly affected by factors such as US dollar strength, expectations for US inflation and US bond yields, US interest rates cycle, international exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. Due to these factors, the gold price fluctuates continually, and such fluctuations are beyond our control.

Trafigura Copper Concentrate Offtake Agreement

On May 21, 2024, our subsidiary Aranzazu Holding, S.A. de C.V. entered into a purchase and sale agreement with Trafigura Mexico, S.A. de C.V. under which we agreed to sell, and Trafigura agreed to purchase, 100% of our copper concentrate production from the Aranzazu mine for the years 2025, 2026 and 2027. While the agreement refers specifically to copper concentrate, Trafigura also agreed to purchase and pay us for the gold and silver content contained in the concentrate, which will be assayed and valued in accordance with industry standards. Deliveries are to be made monthly on a DAP (Delivered at Place) basis to Trafigura’s designated warehouse in Manzanillo,

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Mexico, though we may opt to shift deliveries to FOB terms. The agreement defines detailed chemical specifications for the concentrate, including a minimum copper content and limits on impurities such as arsenic, antimony and bismuth. If these specifications are not met, we may be subject to price penalties.

The purchase price is based on payable metals (copper, silver, and gold) calculated using benchmark prices published by the London Metal Exchange, for copper and the London Bullion Market Association, for silver and gold. The agreement provides for provisional payments shortly after shipment, with final settlement based on the confirmed assay results and the applicable average market prices. Trafigura may also extend to us a revolving credit facility of up to US$10 million, subject to credit approval, bearing interest at a floating rate equal to 3-month SOFR plus 3% to 4% per annum. The agreement is governed by Mexican law and provides for dispute resolution by arbitration in Mexico City under the rules of the Arbitration Center of Mexico. It also includes customary provisions relating to force majeure, compliance with environmental and anti-corruption laws, and tax responsibilities.

Our Products

For the three months ended March 31, 2025 and year ended December 31, 2024, our primary source of revenue was from the sale of gold and copper mined from Aranzazu, Apoena, Minosa and Almas. In the three months ended March 31, 2025, we sold a total of 60,491 ounces of doré gold bars (compared to 69,086 ounces in the same period in 2024) at an average realized gold price per ounce sold, net of US$2,786 (US$1,999 per ounce in the same period in 2024), and 8.5 million pounds of copper contained in concentrate (compared to 9.2 million pounds in the same period in 2024). In the year ended December 31, 2024, we sold a total of 172,184 ounces of doré gold bars (compared to 128,230 ounces in 2023) at an average realized gold price per ounce sold, gross of US$2,308 (US$1,944 per ounce in 2023), and 37.0 million pounds of copper contained in concentrate (compared to 36.6 million pounds in 2023). Additionally, we sold 26,598 ounces of gold contained in concentrate at an average realized gold price of US$2,398 per gold ounce sold (US$1,951 per ounce in 2023). We have access to worldwide gold and copper concentrate markets and are not reliant on a specific purchaser for the sale of gold. In 2024, the copper concentrate produced in Aranzazu was sold to Trafigura (94%), and Ocean Partners (6%). See “Risk Factors.”

Our Markets

Market Overview

As of December 31, 2024, we operated mines in three countries: Brazil, Mexico and Honduras. Additionally, we have three expansion projects in Brazil and one in Colombia and one in Guatemala. During the fiscal year ended December 31, 2024, gold represented 66.9% of our revenue (compared to 58% in the fiscal year ended December 31, 2023), while copper and gold concentrate revenue represented 11% of the total revenue (compared to 43% in the fiscal year ended December 31, 2023). Auramet International LLC, Asahi Refining and Stonex Commodities DMCC are customers of our Apoena, Almas Minosa Mines business segments. As of December 2024, Trafigura México, S.A. de C.V. is the sole customer for all copper concentrate produced in the Aranzazu Mine.

The table below sets out a breakdown of our revenue by segment for the periods indicated:

	For the three months ended March 31,		For the years ended December 31,
	2025	2024	2024	2023	2022
	(in millions of US$)
Revenue – Aranzazu Mine (Mexico) – Gold and Copper Concentrate	50.3	44.2	196.8	176.8	163.8
Revenue – Apoena Mine (Brazil) – Gold	26.4	26.0	90.3	83.8	120.3
Revenue – Almas Mine (Brazil) – Gold	37.1	24.3	129.4	34.2	-
Revenue – Minosa Mine (Honduras) – Gold	48.1	37.6	177.7	122.1	108.6
Revenue	161.8	132.1	594.2	416.9	392.7

Marketing channels

Currently, all gold ingots produced at the Apoena, Almas and Minosa mines are sold directly or indirectly to three customers; and up to 70,000 metric tons of copper concentrates produced at the Aranzazu Mine are sold directly mainly to Trafigura México, S.A. de C.V. These customers represent almost the totality of our revenue for the Minosa, Apoena and Almas mines and the Aranzazu Mine.

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Key Market Trends

The mining business is subject to global economic cycles which affect the marketability of products derived from mining. In particular, Gold prices are significantly affected by factors such as US dollar strength, expectations for US inflation and US bond yields, US interest rates cycle, international exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. Due to these factors, the gold price fluctuates continually, and such fluctuations are beyond our control.

Competitive Environment

The precious and base mineral exploration and mining business are competitive. We compete with numerous other companies and individuals in the search for and the acquisition of mineral properties. Our ability to acquire mineral properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for development or mineral exploration. See “Risk Factors—Risks Relating to Our Business and Industry—Substantial and increasingly intense competition may harm our business.”

Safety Policies

We value safety and have robust management systems in place to ensure the prevention of all workplace incidents. Senior leadership remains deeply involved, convening regular HSE Corporate Committee meetings. Field leadership continues to bolster safety interactions, and the emphasis of the Safety Training Program is on fostering a culture of prevention and enhanced risk perception among workers.

Environment

Aura’s environmental initiatives include comprehensive efforts to maintain regulatory compliance and foster continuous improvement across its operations, ensuring sustainable growth through the Aura360 strategy. All environmental permits are currently in effect for active operations and construction projects, demonstrating our commitment to regulatory standards.

As part of these ongoing efforts, the construction of the effluent treatment plant at Borborema is advancing as planned. Designed for an average flow rate of 70.0 m³/h, this facility will ensure that all new water input in the production process comes from gray water, following a reverse osmosis treatment. By eliminating the need for water intake from natural sources, this initiative reinforces Aura’s commitment to responsible water management and environmental stewardship.

An important initiative was developed during 2024, the S.I.G.A. – Aura HSE Management System has been revised in its totality and were reinforced in all business units to uphold a standardized approach to HSE performance. The HSE Committee, which includes members of the senior management team, regularly analyzes and follows up on action plans to manage ESH (Environmental, Safety and Health) with KPIs across the corporate level and business units. Key environmental performance indicators are closely monitored to identify opportunities for efficiency improvements and reductions in diesel consumption and waste.

Aura’s Geotechnical Compliance

All of our tailings dams, open pit mines, underground mines, waste dumps and heap leach pads that are currently in operation or that are in care and maintenance are satisfactorily stable and comply with all current legislation and international practices. There are tailings dams at Aranzazu, Apoena and Almas and a heap leach pad at Minosa, each of which follows safety and risk management standards. We are in the process of undertaking studies and implementing dry stack tailings disposal at Matupa and Borborema, which will avoid the need to construct a tailings dam.

The tailings dams and heap leach pad were designed by experienced engineering companies, in accordance with the regulations in force in the areas in which the mines are located and with international best practices. All dams were built with the downstream method and have an operating manual that provides for the frequency of

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instrumentation reading, level controls, field inspections, among other matters. The data collected from the instruments and inspections are sent monthly to independent specialized consulting companies that evaluate the data and issue compliance reports that indicate safety conditions and recommendations, when necessary. On a monthly basis this information is reviewed by our executive committee. This procedure meets the highest industry standards.

We remain committed to the decommissioning and closure plan for the non-operational Aranzazu dams, in alignment with the Aura 360 initiative focused on social and environmental responsibility. The project is currently underway, with updates on its development and key operational aspects.

Our Suppliers

Dependence on raw materials

We rely on third party suppliers for a number of raw materials, such as water, electrical power, explosives, diesel and chemicals and cement, all of which are readily available.

Relationship with Suppliers

We rely on third-party contractors for several activities, including executing our mine plan and conducting ore and waste extraction in all our operating business units. These contracts are usually executed for a period of 3-5 years, following a competitive process where several companies (including potential new suppliers) participate on a regular basis.

Price Volatility

Our business is exposed to the cyclicality of global economic activity and requires significant investments of capital. As a mining company, we are a supplier of gold and copper and exposed to macroeconomic and geopolitical events and industrial production. At the same time, investment in mining requires a substantial amount of funds in order to replenish reserves, expand and maintain production capacity, build infrastructure, preserve the environment and minimize social impacts. Sensitivity to macroeconomic and geopolitical events and industrial production, together with the need for significant long term capital investments, are important sources of risk for our financial performance and growth prospects. See “Risk Factors—Risks Relating to Our Business and Industry—Our business is exposed to the cyclicality of global economic activity and requires significant investments of capital.”

Dependence on Patents, Licenses, Contracts and Processes

In Brazil and Honduras, we sell our gold production to three clients, at spot prices and have no exclusivity or minimum supply commitment. In Mexico, we currently have an offtake agreement with Trafigura LLC, which expires in December 2026. See “—Marketing Channels” and “Risk Factors—Risks Relating to Our Business and Industry—Our products are sold to a small number of large customers.”

Seasonality

Our business is not subject to seasonality. With the exception of rainy seasons in Brazil and Honduras, which occasionally can negatively impact productivity, each of our mining properties allows for year-round mining activities.

Operations in Emerging Markets

Due to the risks inherent in mineral production and the desire to organize and structure its affairs in a tax-efficient manner, we hold each of our material properties in a separate corporate entity (through local subsidiary companies in foreign jurisdictions and other holding companies in various jurisdictions).

The risks of the corporate structure of the Company and our subsidiaries are risks that are typical and inherent for entities which have material assets and property interests held indirectly through foreign subsidiaries and located in foreign jurisdictions. Our business and operations in emerging markets are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction such as a difference in law, business culture and practices, banking systems and internal control over financial reporting.

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Legal Proceedings

From time to time, we are involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We are not and were not a party to, and none of our property is or was the subject of, any material legal proceedings during our most recently completed fiscal year, nor do we contemplate any such legal proceedings.

No penalties or sanctions have been imposed against us (i) by a court relating to securities legislation or (ii) by a securities regulatory authority, nor have we entered into any settlement agreements (a) before a court relating to securities legislation or (b) with a securities regulatory authority, during our most recently completed fiscal year, nor has a court or regulatory body imposed any other penalties or sanctions against us.

Intellectual Property

We rely on a combination of trademark, domain names and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.

As of December 31, 2024, we did not own any patents or copyrights. We own a number of trademarks covering various brands, products and services, including “Aura Minerais” and “Aura”. We also own domain names registered in           , including “www.auraminerals.com/.”

Employees

As of December 31, 2024, we had 1,394 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees (in accordance with department criteria) as of the dates indicated.

	As of December 31,
Area	2024	2023
Administrative	0	225
Officers	3	3
Specialists	69	83
Managers	43	43
Operations	1,120	803
Supervisors	159	87
Total	1,394	1,244

The following table presents a breakdown of our full-time, permanent employees by geographic location as of the dates indicated.

	As of December 31,
Region	2024	2023
Mexico	319	322
Honduras	349	346
Brazil	720	570
United States	6	6
Total	1,394	1,244

Relationship with Unions

A considerable number of our employees are represented by unions and subject to collective bargaining agreements. In the years ended December 31, 2024, 2023 and 2022, we did not experience strikes or work stoppages specific to our organization which prevented us from conducting our operations.

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Organizational Structure

The table below is a list of our subsidiaries as of the dates indicated:

Entity Name	Country	Ownership interest
Aura Minerals Inc	British Virgin Islands	100%
Newington Corporation S.L.	Spain	100%
Aranzazu Holding S.A. de C.V.	Mexico	100%
Vila Bela Participações Ltda.	Brazil	100%
Apoena Minerals (B.V.I.) Inc.	British Virgin Islands	100%
Pontes Resources (B.V.I.) Inc.	British Virgin Islands	100%
Aura Minerals Participações Ltda	Brazil	100%
Mineração Apoena S.A.	Brazil	49%
Aura Technical Services Inc.	U.S.A.	100%
Aura Carajas Mineração Ltda	Brazil	100%
Growth Investment Solutions LLC.	U.S.A.	100%
Aura Almas Mineração S.A.	Brazil	100%
Aura Matupa Mineração Ltda	Brazil	100%
Aura Toldafria Ltd	British Virgin Islands	100%
AM B.V.	Netherlands	100%
San Andres (B.V.I.) Inc.	British Virgin Islands	100%
RNC (Honduras) Limited	Belize	100%
Minerales de Occidente S.A. de C.V.	Honduras	100%
San Andres (Belize) Limited	Belize	100%
Azacualpa (B.V.I) Inc.	British Virgin Islands	100%
Copan (B.V.I.) Inc.	British Virgin Islands	100%
Borborema Inc.	British Virgin Islands	100%
Borborema LLC	U.S.A	100%
Crusader do Brasil Mineração Ltda.	Brazil	100%
Cascar do Brasil Mineração Ltda.	Brazil	100%
Crusader Nordeste Mineração Ltda.	Brazil	100%
Bluestone Resources Inc.	Canada	100%
Bluestone Guatemala Holdings Ltd.	Canada	100%
Basalt Holdings Ltd.	Barbados	100%
Between Oceans Holdings Ltd.	Barbados	100%
Elevar Resources S.A.	Guatemala	100%

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Mining Properties

This prospectus refers to estimated mineral reserves and mineral resources, including inferred mineral resources, indicated mineral resources, measured mineral resources, probable mineral reserves and proven mineral reserves. See “Scientific and Technical Information—Certain Definitions” for the definition of those terms. Unless the context otherwise requires, all references in this prospectus to “qualified person(s)” are to qualified persons as defined in S-K 1300. Our disclosure relating to exploration results, mineral resources, mineral reserves and exploration targets is based on supporting documentation prepared by qualified persons. Technical report summaries for each of our material mining operations have been prepared by qualified persons, as described herein, and are included as exhibits to the registration statement of which this prospectus forms a part.

Overview

Aura is a mid-tier gold and copper production company focused on the operation and development of gold and copper projects in the Americas. We have the following mineral properties:

Production Stage Mines

•	The Minosa Mine (“Minosa”, “Minosa Mine”, the “Minosa Project”) – is an open-pit heap leach gold mine located in the highlands of western Honduras. The mine is situated in the municipality of La Union, Department of Copan, approximately 150 km southwest of the city of San Pedro Sula. The mine’s surface and mineral rights are owned by Minerales de Occidente, S.A. de C.V., or “Minosa”, a wholly owned indirect subsidiary of Aura existing under the laws of Honduras. For more information, see “—Individual Property Disclosure—The Minosa Mine.”

•	The Apoena Mine (“Apoena”) – is a mining complex located in the southwest of Mato Grosso state, near Pontes e Lacerda in Brazil, which consists of the following gold deposits: Lavrinha open-pit mine (“Lavrinha”), the Ernesto open-pit mine (“Ernesto”), the Japonês open-pit mine, the Nosde open-pit mine, and several other near mine open-pit prospects including Bananal North, Bananal South, Japonês West, and Pombinhas, among others. The mining rights are (legally or beneficially) held by Mineração Apoena S.A. (Apoena), a company wholly owned by Aura. For more information, see “—Individual Property Disclosure—The Apoena Mine.”

•	The Aranzazu Mine (“Aranzazu” or “Aranzazu Mine”) – is an underground copper mine that produces gold and silver as a by-product. It is located within the Municipality of Concepcion del Oro in the State of Zacatecas, Mexico, near the northern border with the State of Coahuila. The property is situated in a rugged mountainous area and can be accessed from either the city of Zacatecas, located 250 km to the southwest, or from the city of Saltillo, located 112 km to the northeast in the State of Coahuila. We own the Aranzazu Property indirectly through our 100% owned subsidiary Newington Corporation S.L. (Newington) which, in turn, holds 100% of the Aranzazu Property through its Mexican subsidiary Aranzazu Holding S.A. de C.V. (Aranzazu Holding). For more information, see “—Individual Property Disclosure—The Aranzazu Mine.”

•	The Almas Mine (“Almas”) – is a gold mine located in the state of Tocantins, Brazil. It comprises three deposits: Paiol, Vira Saia, and Cata Funda – along with several exploration targets such as Nova Prata/Espinheiro, Jacobina, and Morro do Carneiro, spread across a total area of 101,000 hectares of mineral rights. Our mineral rights cover the principal areas of interest, including the Paiol and Cata Funda gold deposits, which are controlled, respectively, by two Mining Concessions (9,137 ha). The Vira Saia deposit is held by two Mining Concession Applications (4,483.75 ha) submitted on March 5, 2013. For more information, see “—Individual Property Disclosure—The Almas Mine.”

Projects in Development

•	Borborema Project (“Borborema”) – is a greenfield open pit gold project, located in the municipality of Currais Novos, Rio Grande do Norte state, in the northeast of Brazil. Aura completed a Feasibility Study in August 2023 for this project, which indicated anticipated production of 748,000 ounces of gold over an 11.3-year mine life, with possibilities for even greater output. This project has probable mineral reserves of 812,000 oz gold, and a mineral resource profile that consists of 63.7 Mt at average grades of 1.01 g/t for

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2,077 koz of indicated mineral resources (inclusive of probable mineral reserves) and 10.9 Mt at average grade of 1.13 g/t for 393 koz of inferred mineral resources. We have undertaken initial measures to start obtaining permits to move a road which crosses a portion of the deposit. Upon the road’s successful relocation, there would exist the potential to convert additional indicated mineral resources into probable mineral reserves (in addition to the current probable mineral reserves), depending on certain factors, such as gold price and exchange rate, among others. We now hold 100% of the shares of Borborema Inc., which indirectly owns Borborema and envisions the project to be economically strong and also a testament to its strategic growth in Brazil’s mining landscape. For more information, see “—Individual Property Disclosure—Borborema Project.”

•	Matupá Project (“Matupa”) – is a gold project located in the northern part of the state of Mato Grosso, Brazil and consists of three deposits: X1, Serrinhas (gold), and Guarantã Ridge (base metal). The main focus for exploration was the X1 deposit, a 350-meter-long target which resulted in an established mineral resource and a NI 43-101 compliant technical report. The Matupá Project’s claims consist of multiple exploration targets, including a copper porphyry target, within a total mineral rights area of 62,500 hectares. Aura holds the mineral rights for nine properties, of which three cover an area of 15,333.81 hectares (“ha”) located within an existing Mining Concession (X1 Deposit, Serrinhas and Guarantã Ridge Targets). The other six properties totaling 47,172.65 ha are under an Exploration Permit. The Property totals 62,506.46 hectares in the Alta Floresta Gold Province. For more information, see “—Individual Property Disclosure—Matupá Project.”

•	Era Dorada Project (“Era Dorada”) – is a near-surface gold deposit located in Jutiapa, Guatemala. There are two possible options for this project, including an underground project and an open pit project. Within the Era Dorada Project, Aura also owns the Mita Geothermal project, which is an advanced-stage, renewable energy project licensed to produce up to 50 megawatts of power. Following our acquisition of Bluestone Resources, we hold 100% of the interest in this project. For more information, see “—Individual Property Disclosure—Era Dorada Project.”

Other Projects and Mines

•	Aura Carajás (“Serra da Estrela Project”) – is a permitted exploration target of 9,805 hectares, located in the State of Para, Brazil, Carajás area. The area includes iron oxide copper gold (“IOCG”) mineralization targets along a 6 km strike with copper surface anomalies of up to 500ppm Cu and has nine historical exploration holes totaling 2,552 meters with positive intercepts showing mineralization. Aura acquired exploration rights and options to test for continuity and economic grades in the target area. For more information, see “—Individual Property Disclosure—Serra da Estrela Project (Aura Carajás).”

•	São Francisco Gold Mine (“São Francisco”) – is part of Apoena and is an open-pit heap leach gold mine located in the southwest of the state of Mato Grosso, Brazil, approximately 560 km west of Cuiaba, the state capital. Currently, the mine is under care and maintenance and held for sale. We have existing surface rights over most of the project area either via direct ownership or agreements with landowners. There are no communities or permanent dwellings within the complex footprint.

•	Tolda Fria Gold Project (“Tolda Fria”) – is gold project located in the department of Caldas, Colombia. This project has a total of 6,624 hectares in rights minerals and we have been generating potential targets through early-stage exploration. Currently, this project is under care and maintenance. Through our subsidiaries we acquired 100% of the interest in this project. For more information, see “—Individual Property Disclosure—Tolda Fria.”

Map

Our mines are located throughout the Americas, as shown in the map below.

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The following tables set out our mineral reserves and mineral resources by material property as of the dates indicated.

Measured and Indicated Exclusive Mineral Resource Estimates (as of December 31, 2024)

Gold
		Measured			Indicated			Measured & Indicated
Property	Deposit	Tones (Kt)	Au (g/t)	Au (oz)	Tones (Kt)	Au (g/t)	Au (oz)	Tones (Kt)	Au (g/t)	Au (oz)
1.Almas	Paiol	2,948	0.51	49,000	6,591	0.68	144,000	9,539	0.63	193,000
2.Almas	Cata Funda	228	1.47	11,000	293	1.22	11,000	520	1.33	22,000
3.Almas	Vira Saia	501	0.86	14,000	2,306	0.68	50,000	2,806	0.71	64,000
4.Aranzazu	Aranzazu	6,069	0.80	155,000	4,167	0.47	64,000	10,236	0.67	219,000
5.Minosa	San Andres	1,457	0.34	16,000	24,218	0.40	310,000	25,675	0.40	326,000
6.Apoena	Nosde-Lavrinha	125	0.62	2,500	1,641	0.94	49,640	1,766	0.92	52,150
7.Apoena	Ernesto	—	—	—	51	0.81	1,332	51	0.81	1,332
8.Apoena	Ernesto Lavrinha Connection	—	—	—	649	1.05	22,000	649	1.05	22,000
9.Apoena	Pau-A-Pique	242	3.19	24,850	602	2.71	52,450	844	2.95	77,300
10.Apoena	Japonês	—	—	—	38	1.12	1,350	38	1.12	1,350
11.Matupa	X1	74	0.61	1,440	344	0.61	6,700	418	0.61	8,160
12.Borborema	Borborema	—	—	—	37,700	0.97	1,085,000	37,700	0.97	1,085,000
13.Total		11,644	0.73	273,790	78,600	0.71	1,797,472	90,242	0.71	2,071,292

Copper
		Measured			Indicated			Measured & Indicated
Property	Deposit	Tones (Kt)	Cu (%)	Cu (Klbs)	Tones (Kt)	Cu (%)	Cu (Klbs)	Tones (Kt)	Cu (%)	Cu (Klbs)
Aranzazu	Aranzazu	6,069	1.06	141,893	4,167	0.81	74,710	10,236	0.96	216,603
Total		6,069	1.06	141,893	4,167	0.81	74,710	10,236	0.96	216,603

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Silver
		Measured			Indicated			Measured & Indicated
Property	Deposit	Tones (Kt)	Ag (g/t)	Ag (oz)	Tones (Kt)	Ag (g/t)	Ag (oz)	Tones (Kt)	Ag (g/t)	Ag (oz)
Aranzazu	Aranzazu	6,069	17.00	3,262	4,167	14.00	1,915	10,236	16.00	5,178
Matupa	X1	74	2.69	6	344	3.39	38	418	3.27	44
Total		6,143	16.55	3,268	4,511	13.47	1,953	10,654	15.25	5,222

Notes:

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resources are exclusive to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

(5)	Contained metal figures may not add due to rounding.

(6)	The Qualified Person for, San Andres (Minosa) is SLR consulting (Canada) Ltd.

(7)	The effective date of Mineral Resources for San Andres (Minosa) mine is December 31, 2024.

(8)	Mineral Resources are contained within a pit shell and are estimated in situ.

(9)	Mining dilution, mining losses, or process losses were not applied in estimating Mineral Resources.

(10)	Mineral Resources are estimated at a cut-off grade of 0.187 g/t Au Oxide and 0.291 g/t Au Mix. Metallurgical recovery is 70% for oxide material and 45% for mixed material.

(11)	Mineral Resources are estimated using a long-term gold price of US$2,200 per ounce.

(12)	A minimum mining width of 6 m was used. The Mineral Resources are also constrained by a 50 m exclusion zone along the Agua Caliente River,

(13)	Bulk density is estimated by lithology and averages 2.38 g/cm3.

(14)	Surface topography as of December 31, 2024, and a 200m river offset restrictions have been imposed in San Andres.

(15)	The Qualified Person for Aranzazu, mine is SLR consulting (Canada) Ltd.

(16)	The effective date of Mineral Resources for Aranzazu mine is December 31, 2024.

(17)	Mineral Resources are reported on an in-situ basis without applying mining dilution, mining losses, or process losses.

(18)	Mineral Resources are estimated at an NSR cut-off value of $50/t.

(19)	Mineral Resources are estimated using long-term price of US$2,000 per ounce of gold, US$4.20 per pound of copper, US$25 per ounce of silver, , and a US$/MXN exchange rate of 1:20.5.

(20)	Metallurgical recoveries are 91.3% for Cu, 79.5% for Au, and 62.8% for Ag. The figures only consider material classified as sulphide mineralization for Aranzazu.

(20)	Metallurgical recoveries are 91.3% for Cu, 79.5% for Au, and 62.8% for Ag. The figures only consider material classified as sulphide mineralization for Aranzazu.

(21)	The NSR formula is as follows: NSR = 74.553 x Cu (%) + 47.932 x Au (g/t) + 0.431 x Ag (g/t).

(22)	A minimum mining width of 2.0 m was used.

(23)	Estimated bulk density ranges between 2.03 t/m3 and 5.51 t/m3.

(24)	The Qualified Person for Almas mine is SLR consulting (Canada) Ltd,

(25)	The effective date of Mineral Resources for Almas mine is December 31, 2024.

(26)	Mineral Resources are reported from optimized pit shells and are estimated in situ.

(27)	Mineral Resources are estimated at a cut-off grade of 0.31 g/t Au for Paiol, 0.34 g/t Au for Cata Funda, and 0.32 g/t Au for Vira Saia.

(28)	Mineral Resources are estimated using a long-term gold price of US$2,500 per ounce.

(29)	A minimum mining width of five metres was used.

(30)	Bulk density is 2.75 t/m3 for Paiol, 2.71 t/m3 for Cata Funda, and 2.63 t/m3 for Vira Saia.

Metallurgical recovery is 92% for high-grade (Au≥0.90 g/t) material, 90% for medium-grade (0.70≤Au<0.89 g/t), and 6% for low-grade (0.34≤Au<0.69 g/t).

(31)	The Qualified Person for Borborema Mineral Resources is Erik Ronald, P. Geo (PGO #3050), Principal Consultant with SRK Consulting (U.S.), Inc. based in Denver, USA.

(32)	The effective date of Mineral Resources for Borborema mine is January 31, 2023.

(33)	Mineral Resources have been categorized subject to the opinion of a Qualified Person based on the quality of informing data for the estimate, consistency of geological/grade distribution, data quality, and have been validated using visual and statistical analyses.

(34)	The economic CoG for Mineral Resources is 0.33 g/t Au based on the long-term outlook sale price of US$1,800/troy ounce of gold, 92.1% recovery, average mining costs of US$2.00/t, processing costs of US$14.82/t, G&A of US$1.38, and sustaining capital costs of US$0.62/t.

(35)	An overall 61° (east side) and 37° (west side) pit slope angle, 0% mining dilution, and 100% mining recovery have been used.

(36)	Mineral Resources were reported above the economic 0.33 g/t Au CoG and are constrained by an optimized resource pit shell with all material categorized as mineral reserves excluded from the resource calculation. The quantity of Indicated mineral resources listed above represents the Indicated mineral resources located outside the mineral reserve pit shell. The quantity of Inferred mineral resources represent Inferred located within the reserve pit shell and the resource pit shell. Inferred mineral resources are not considered to be of sufficient confidence for the application of reserve modifying factor

(37)	The Qualified Person for Apoena mines is Farshid Ghazanfari, P.Geo. Aura’s Mineral Resource and Geology Manager

(38)	The effective date of Mineral Resources for Apoena mine is December 31, 2024. The effective date of Mineral Resources and Mineral Reserve in the technical report for Apoena mines is October 31, 2023. Since then, we had additional exploration drilling and also mining activities in the Apoena mines. The changes since the effective date of the technical report are not material.

(39)	Mineral Resources are reported from optimized pit shells for open pit mines and are estimated in situ.

(40)	Mineral Resources are estimated based on a long-term gold price of US$2,200 per ounce for Nosde-Lavrinha and Ernesto open pit mines.

(41)	Mineral Resources are estimated based on a long-term gold price of US$1,900 per ounce for Japones and Ernesto-Lavrinha Connection open pit mines.

(42)	Mineral Resources are estimated using a long-term gold price of US$1,750 per ounce for Pau-a-pique underground mine.

(43)	The Mineral Resource is based on a cut-off grade of 1.34g/t Au and minimum width of 2m in Pau-A-Pique mine (EPP).

(44)	Mineral Resources are estimated in-situ from the 410m EL to the 65m EL, or from approximately 30m depth to 500m depth from surface in Pau-A-Pique mine (EPP).

(45)	Surface topography was based on December 31, 2024 in EPP Mine except Pau-A-Pique mine.

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(46)	Density models based on rock types were used for volume to tonnes conversion with resources averaging 2.78 tonnes/m3 in Nosde-Lavrinhas mines for schist and 2.71 tonnes/m3 for meta-arenite and 2.77 tonnes/m3 in Pau-A-Pique mine, 2.65 tonnes/m3 in Ernesto mine, 2.76 tonnes/m3 in Japonês mine.

(47)	The Qualified Person for Matupa project is Farshid Ghazanfari, P.Geo. Aura’s Mineral Resource and Geology Manager

(48)	The effective date of Mineral Resources for Matupa project is August 31, 2022. and is 100% attributable to Aura.

(49)	Mineral Resources are reported from optimized pit shells for open pit mines and are estimated in situ.

(50)	The Measured and Indicated in situ Mineral Resources are contained within a limiting pit shell (using a gold price of US$1,800 per ounce Au) in Matupá.

(51)	The base case cut-off grade for the estimate of Mineral Resources is 0.35 g/t Au in Matupá.

(52)	The metallurgical recovery is estimated to be 93.2% for gold ascertained from metallurgical tests

(53)	Surface topography used in the models was surveyed July 31, 2021.

Proven & Probable Mineral Reserve Estimates (as of December 31, 2024)

Gold

	Proven				Probable			Proven & Probable
Property	Deposit	Tones (Kt)	Au (g/t)	Au (oz)	Tones (Kt)	Au (g/t)	Au (oz)	Tones (Kt)	Au (g/t)	Au (oz)
Almas	Paiol	5,950	1.04	198,000	7,514	1.20	290,000	13,464	1.13	488,000
Almas	Cata Funda	456	1.80	26,000	267	1.41	12,000	723	1.66	38,000
Almas	Vira Saia	1,133	1.16	42,000	2,019	0.95	61,000	3,152	1.02	104,000
Almas	Heap Leach & Low Grade Stockpile	2,369	0.58	44,000	—	—	—	2,369	0.58	44,000
Aranzazu	Aranzazu	6,783	0.73	158,000	4,690	0.52	79,000	11,473	0.64	237,000
Minosa	San Andres	8,674	0.36	101,495	21,981	0.46	327,692	30,655	0.44	429,187
Apoena	Nosde-Lavrinha	2,245	0.74	53,503	7,3	1.06	250,755	9,634	0.98	304,258
Apoena	Ernesto	—	—	—	89	1.11	8,656	243	1.11
Apoena	Ernesto-Lavrinha Connection	—	—	—	243	0.95	24,500	801	0.95	24,500
Apoena	Pau-A-Pique	—	—	—	801	—	—	—	—	—
Apoena	Japonês	—	—	—	245	1.04	8,200	245	1.04	8,200
Matupa	X1	3,799	1.31	160,004	4,685	0.99	149,120	8,485	1.13	309,124
Borborema	Borborema	—	—	—	22,455	1.12	812,000	22,455	1.12	812,000
Total		31,409	0.78	783,002	72,289	0.87	2,022,923	103,699	0.84	2,806,925

Copper

		Proven			Probable			Proven & Probable
Property	Deposit	Tones (Kt	Cu (%)	Cu (Klbs)	Tones (Kt)	Cu (%)	Cu (Klbs)	Tones (Kt)	Cu (%)	Cu (Klbs)
Aranzazu	Aranzazu	6,783	1.10	164,132	4,690	0.97	99,970	11,473	1.04	264,102
Total		6,783	1.10	164,132	4,690	0.97	99,970	11,473	1.04	264,102

Silver

		Proven			Probable			Proven & Probable
Property	Deposit	Tones (Kt)	Ag (g/t)	Ag (Koz)	Tones (Kt)	Ag (g/t)	Ag (Koz)	Tones (Kt)	Ag (g/t)	Ag (Koz)
Aranzazu	Aranzazu	6,783	16.00	3,519	4,690	17.00	2,611	11,473	17.00	6,129
Total		6,783	16.00	3,519	4,690	17.00	2,611	11,473	17.00	6,129

Notes:

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources. Mineral Reserve estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary with specific reserve sources and are influenced by several factors including deposit type, deposit shape and mining methods.

(3)	The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

(4)	The disclosure of the Mineral Reserve estimates and related scientific and technical information for the Aranzazu, San Andres, and Almas Mines has been prepared by qualified persons employed by SLR, as a company whose primary business is providing engineering or geoscientific services and qualified to sign each respective technical report under S-K 1300.

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(5)	Contained metal figures may not add due to rounding

(6)	The effective date of SanAndres (Minosa) Mineral Reserve is December 31, 2024.

(7)	Mineral Reserves are estimated based on 100% ownership and using an average long-term gold price of US$2,000 per ounce

(8)	Mineral Reserves are reported from the final pit design and estimated in situ.

(9)	Mineral Reserves are reported as Run-of-Mine (ROM) material, reflecting ore delivered directly to the processing facility prior to crushing or beneficiation, after applying dilution (5%), mining recovery (95%), and operational adjustments incorporated into the final pit design. These adjustments include considerations for minimum mining widths, ramp placements, and geotechnical constraints to ensure practical mineability.

(10)	The bulk density of ore is variable and applied in the geological block model; it averages 2.7 t/m³.

(11)	The metallurgical recovery is 70% and 45% for Oxides and Mixed materials, respectively.

(12)	Surface topography as of December 31, 2024, and a 200m river offset restrictions have been imposed, in San Andres.

(13)	The effective date Aranzazu Mineral Reserve is December 31, 2024.

(14)	The Mineral Reserve estimate is reported on a 100% ownership basis.

(15)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(16)	Mineral Reserves are estimated at an NSR cut-off value of US$66.48/tonne.

(17)	Mineral Reserves are estimated using an average long-term price of US$2,000/oz Au, US$4.20/lb Cu, and US$25.00/oz

(18)	Ag, metallurgical recoveries of 91.3% Cu, 79.5% Au, and 62.8% Ag, and a US$/MXN exchange rate of 1:20.5.

(19)	The NSR formula is as follows: NSR = 74.553 x Cu (%) + 47.932 x Au (g/t) + 0.431 x Ag (g/t).

(20)	A minimum mining width of 2.0 m was used.

(21)	Bulk density is estimated and has an average value of 3.08 t/m3.

(22)	10. Metallurgical recoveries reported as average over the life of mine.

(23)	The effective date Alams Mineral Reserve is December 31, 2024.

(24)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(25)	Mineral Reserves are 100% attributable to Aura.

(26)	Bulk density is 2.75 t/m3 for Paiol, 2.64 t/m3 for Vira Saia and 2.67 t/m3 for Cata Funda.

(27)	Mineral Reserves are reported on an in situ basis after applying dilution and mining recovery.

(28)	Mineral Reserves are estimated using a cut-off grade of 0.38 g/t Au for Paiol, 0.40 g/t Au for Vira Saia and 0.42 g/t Au for Cata Funda.

(29)	Metallurgical recovery is 92% for high-grade material, 90% for medium-grade, and 86% for low-grade and stockpiles.

(30)	Low-grade material: 0.34≤Au<0.69; medium-grade: 0.70≤Au<0.89; high-grade: Au≥0.90. All grades in g/t.

(31)	Mineral Reserves are estimated using an average long-term price of $2,000/oz Au.

(32)	Surface topography based on December 31, 2024 in Almas.

(33)	The Mineral Reserve estimate for the Apoena Mines was prepared under the supervision Farshid Ghazanfari, P.Geo. as a Qualified Person as defined by S-K 1300, qualified to execute the EPP Technical Report under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company.

(34)	The effective date Apoena mines Mineral Reserve is December 31, 2024. The effective date of Mineral Resources and Mineral Reserve in the technical report for Apoena mines is October 31, 2023. Since then, we had additional exploration drilling and also mining activities in the Apoena mines. The changes since the effective date of the technical report are not material.

(35)	The Mineral Reserve estimate is reported on a 100% ownership basis.

(36)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(37)	Nosde-Lavrinha mine mineral Reserves are confined within an optimized pit shell that uses the following parameters: gold price 2,000 US$, exchange rate of 5.30 Brazilian Real : US$1.00; total process cost: US$13.32/t; mining costs: US$2.16/t, general and administrative costs: US$4.42/t; sustaining costs: US$ 0.33/t processed; metallurgical recovery of 93.5%; mining recovery 95% for meta arenite and 98% for schist, mining dilution of 20%; overall slope angle 38°. The cut-off grade for the estimate of mineral resources is 0.47 g/t Au.

(38)	Ernesto Mineral Reserves are estimated using pit designs which have been optimized using only Indicated Resources at $2,000/oz. gold price. Mineral Reserves were estimated at a cut-off grade of 0.47 g/t Au and applying 20 % dilution factor with 98% mining recovery.

(39)	Japones and Ernesto-Lavrinha Connection Mineral Reserves are estimated designed pit using only Measured and Indicated resources, which has been optimized using US$1,700/oz. gold price. Mineral Reserves were estimated at cut-off grade of 0.47 g/t Au and applying 40% dilution factor and 98% mining recovery.

(40)	Surface topography based on December 31, 2024 in Apoena Mines.

(41)	Mineral Reserve estimates for the Matupá Gold Project was prepared under the supervision of Luiz Pignatari, P.Eng. as a Qualified Person as defined by S-K 1300, qualified to execute the Matupá Technical Report under S-K 1300.

(42)	The effective date Matupa Mineral Reserve is August 31, 2022.

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(43)	The Mineral Reserve estimate is reported on a 100% ownership basis.

(44)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(45)	The Mineral Reserve Estimate is based on an updated optimized shell using US$1,500/oz gold price, average dilution of 3%, mining recovery of 100% and break-even cut off grades of 0.35 g/t Au for X1 pit.

(46)	The metallurgical recovery is estimated to be 93.2% for gold ascertained from the Consolidations tests

(47)	Surface topography as of July 31, 2021, in Matupá.

(48)	The Qualified Person for the Borborema Reserve Estimate is Bruno Yoshida Tomaselli, B.Sc., FAusIMM, an employee of Deswik.

(49)	The effective date Borborema Mineral Reserve is July 31, 2023.

(50)	The Mineral Reserve estimate is reported on a 100% ownership basis.

(51)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(52)	Mineral Reserves are confined within an optimized pit shell that uses the following parameters: gold price including refining costs US$1,472/oz; mining costs US$2.40/t weathered material, US$2.80/t waste fresh rock, US$3.20/t ore fresh rock; processing costs US$14.82/t processed; general and administrative costs US$2.8 M/a; sustaining costs US$0.62/t processed; process recovery of 92.1%; mining dilution of 5%; ore recovery of 95%; and pit inter-ramp angles that range from 36–64°.

(53)	Surface topography as of July 31, 2023, in Borborema.

Inferred Mineral Resource Estimates (as of December 31, 2024)

Gold

	Inferred
Property	Deposit	Tones (Kt)	Au (g/t)	Au (oz)
Almas	Paiol	2,606	0.77	65,000
Almas	Cata Funda	599	1.30	25,000
Almas	Vira Saia	357	0.91	10,000
Aranzazu	Aranzazu	5,623	0.44	78,808
Minosa	San Andres	8,550	0.45	123,000
Apoena	Nosde-Lavrinha	1,649	1.69	89,809
Apoena	Ernesto	472	2.32	35,230
Apoena	Ernesto-Lavrinha Connection	99	0.87	2,770
Apoena	Pau-A-Pique	71	2.47	5,660
Apoena	Japonês	4	1.37	190
Matupa	X1	78	0.78	1,950
Borborema	Borborema	10,900	1.13	393,000
Total		30,984	0.83	830,417

Copper

		Inferred
Property	Deposit	Tones (Kt)	Cu (%)	Cu (Klbs)
Aranzazu	Aranzazu	5,623	0.82	101,897
Total		5,623	0.82	101,897

Silver

		Inferred
Property	Deposit	Tones (Kt)	Ag (g/t)	Ag (Koz)
Aranzazu	Aranzazu	5,623	14.00	2,496
Matupa		78	1.25	3
Total		5,701	13.63	2,499

Notes:

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

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(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resources are exclusive to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

(5)	Contained metal figures may not add due to rounding.

(6)	The Qualified Person for, San Andres (Minosa) is SLR consulting (Canada) Ltd.

(7)	The effective date of Mineral Resources for San Andres (Minosa) mine is December 31, 2024.

(8)	Mineral Resources are contained within a pit shell and are estimated in situ.

(9)	Mining dilution, mining losses, or process losses were not applied in estimating Mineral Resources.

(10)	Mineral Resources are estimated at a cut-off grade of 0.187 g/t Au Oxide and 0.291 g/t Au Mix. Metallurgical recovery is 70% for oxide material and 45% for mixed material.

(11)	Mineral Resources are estimated using a long-term gold price of US$2,200 per ounce.

(12)	A minimum mining width of 6 m was used. The Mineral Resources are also constrained by a 50 m exclusion zone along the Agua Caliente River,

(13)	Bulk density is estimated by lithology and averages 2.38 g/cm3.

(14)	Surface topography as of December 31, 2024, and a 200m river offset restrictions have been imposed in San Andres.

(15)	The Qualified Person for Aranzazu, mine is SLR consulting (Canada) Ltd.

(16)	The effective date of Mineral Resources for Aranzazu mine is December 31, 2024.

(17)	Mineral Resources are reported on an in-situ basis without applying mining dilution, mining losses, or process losses.

(18)	Mineral Resources are estimated at an NSR cut-off value of $50/t.

(19)	Mineral Resources are estimated using long-term price of US$2,000 per ounce of gold, US$4.20 per pound of copper, US$25 per ounce of silver, , and a US$/MXN exchange rate of 1:20.5.

(20)	Metallurgical recoveries are 91.3% for Cu, 79.5% for Au, and 62.8% for Ag. The figures only consider material classified as sulphide mineralization for Aranzazu.

(21)	The NSR formula is as follows: NSR = 74.553 x Cu (%) + 47.932 x Au (g/t) + 0.431 x Ag (g/t).

(22)	A minimum mining width of 2.0 m was used.

(23)	Estimated bulk density ranges between 2.03 t/m3 and 5.51 t/m3.

(24)	The Qualified Person for Almas mine is SLR consulting (Canada) Ltd,

(25)	The effective date of Mineral Resources for Almas mine is December 31, 2024.

(26)	Mineral Resources are reported from optimized pit shells and are estimated in situ.

(27)	Mineral Resources are estimated at a cut-off grade of 0.31 g/t Au for Paiol, 0.34 g/t Au for Cata Funda, and 0.32 g/t Au

for Vira Saia.

(28)	Mineral Resources are estimated using a long-term gold price of US$2,500 per ounce.

(29)	A minimum mining width of five metres was used.

(30)	Bulk density is 2.75 t/m3 for Paiol, 2.71 t/m3 for Cata Funda, and 2.63 t/m3 for Vira Saia.

Metallurgical recovery is 92% for high-grade (Au≥0.90 g/t) material, 90% for medium-grade (0.70≤Au<0.89 g/t), and 6% for low-grade (0.34≤Au<0.69 g/t).

(31)	The Qualified Person for Borborema Mineral Resources is Erik Ronald, P. Geo (PGO #3050), Principal Consultant with SRK Consulting (U.S.), Inc. based in Denver, USA.

(32)	The effective date of Mineral Resources for Borborema mine is January 31, 2023.

(33)	Mineral Resources have been categorized subject to the opinion of a Qualified Person based on the quality of informing data for the estimate, consistency of geological/grade distribution, data quality, and have been validated using visual and statistical analyses.

(34)	The economic CoG for Mineral Resources is 0.33 g/t Au based on the long-term outlook sale price of US$1,800/troy ounce of gold, 92.1% recovery, average mining costs of US$2.00/t, processing costs of US$14.82/t, G&A of US$1.38, and sustaining capital costs of US$0.62/t.

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(35)	An overall 61° (east side) and 37° (west side) pit slope angle, 0% mining dilution, and 100% mining recovery have been used.

(36)	Mineral Resources were reported above the economic 0.33 g/t Au CoG and are constrained by an optimized resource pit shell with all material categorized as mineral reserves excluded from the resource calculation. The quantity of Indicated mineral resources listed above represents the Indicated mineral resources located outside the mineral reserve pit shell. The quantity of Inferred mineral resources represent Inferred located within the reserve pit shell and the resource pit shell. Inferred mineral resources are not considered to be of sufficient confidence for the application of reserve modifying factor

(37)	The Qualified Person for Apoena mines is Farshid Ghazanfari, P.Geo. Aura’s Mineral Resource and Geology Manager

(38)	The effective date of Mineral Resources for Apoena mine is December 31, 2024. The effective date of Mineral Resources for Apoena mine is December 31, 2024. The effective date of Mineral Resources and Mineral Reserve in the technical report for Apoena mines is October 31, 2023. Since then, we had additional exploration drilling and also mining activities in the Apoena mines. The changes since the effective date of the technical report are not material.

(39)	Mineral Resources are reported from optimized pit shells for open pit mines and are estimated in situ.

(40)	Mineral Resources are estimated based on a long-term gold price of US$2,200 per ounce for Nosde-Lavrinha and Ernesto open pit mines.

(41)	Mineral Resources are estimated based on a long-term gold price of US$1,900 per ounce for Japones and Ernesto-Lavrinha Connection open pit mines.

(42)	Mineral Resources are estimated using a long-term gold price of US$1,750 per ounce for Pau-a-pique underground mine.

(43)	The Mineral Resource is based on a cut-off grade of 1.34g/t Au and minimum width of 2m in Pau-A-Pique mine (EPP).

(44)	Mineral Resources are estimated in-situ from the 410m EL to the 65m EL, or from approximately 30m depth to 500m depth from surface in Pau-A-Pique mine (EPP).

(45)	Surface topography was based on December 31, 2024 in EPP Mine except Pau-A-Pique mine.

(46)	Density models based on rock types were used for volume to tonnes conversion with resources averaging 2.78 tonnes/m3 in Nosde-Lavrinhas mines for schist and 2.71 tonnes/m3 for meta-arenite and 2.77 tonnes/m3 in Pau-A-Pique mine, 2.65 tonnes/m3 in Ernesto mine, 2.76 tonnes/m3 in Japonês mine.

(47)	The Qualified Person for Matupa project is Farshid Ghazanfari, P.Geo. Aura’s Mineral Resource and Geology Manager

(48)	The effective date of Mineral Resources for Matupa project is August 31, 2022. and is 100% attributable to Aura.

(49)	Mineral Resources are reported from optimized pit shells for open pit mines and are estimated in situ.

(50)	The Measured and Indicated in situ Mineral Resources are contained within a limiting pit shell (using a gold price of US$1,800 per ounce Au) in Matupá.

(51)	The base case cut-off grade for the estimate of Mineral Resources is 0.35 g/t Au in Matupá.

(52)	The metallurgical recovery is estimated to be 93.2% for gold ascertained from metallurgical tests

(53)	Surface topography used in the models was surveyed July 31, 2021.

Individual Property Disclosure

Minosa Mine

Qualified Person

Parts of this section are derived from the technical report summary, entitled “S-K 1300 Technical Report Summary, San Andres Mine , Department of Copan, Honduras,” issued March 28, 2025, with an effective date of December 31, 2024, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person under S-K 1300. The technical report summary is included as an exhibit to the registration statement of which this prospectus forms a part.

Property Description and Location

The Minosa (San Andres) Mine is a production stage open pit, heap-leach operation located in the highlands of western Honduras, in the municipality of La Unión, Department of Copán approximately 210 km southwest of the city of San Pedro Sula. The Mine’s surface and mineral rights are owned by Minerales de Occidente, S.A. de C.V., or “Minosa”, a wholly owned indirect subsidiary of Aura existing under the laws of Honduras. The geographic coordinates of the property are 14.76° North latitude and 88.94° West longitude, based on the WGS84 datum.

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Location Map

Minosa Site Concession Map

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Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Minosa Mine is via paved highways and gravel roads approximately 210 km from San Pedro Sula or 360 km from the capital city of Tegucigalpa. Both cities are serviced by international airports with daily flights to the United States and cities in Latin America.

The Minosa Mine is located approximately 18 km due west of the town of Santa Rosa de Copán, the capital of the Department of Copán. The town site and property of Minosa is reached via a 28 km paved highway from Santa Rosa de Copán, and then by a 22 km gravel road from the turn-off at the town of Cucuyagua. The gravel road is public, but Minosa assists local authorities with the maintenance of this road.

The climate of Minosa is temperate, with a distinct rainy season locally called winter from May to November. Although parts of Honduras lie within the hurricane belt, the western Interior Highlands are generally unaffected by these storms. Temperature decreases with increased elevation and as the Mine site is situated at an elevation of 1,200 m, the climate is quite temperate. Typically, December and January are the coolest months, with average daily temperatures of 17.9°C and 17.8°C, respectively. April and May are typically the warmest months, with average temperatures of about 22°C.

There are several mines operating in Honduras and throughout Central America. These mining operations are supplied and serviced by branch offices and facilities of international contractors and suppliers and by domestic contractors and suppliers. Cement and fuel are provided locally by Honduran companies. Spare parts and supplies from major centers in North or South America can be readily delivered to the site within a reasonable time.

Labor is sourced locally from the many communities located near the mine. Educational, medical, recreational, and shopping facilities are established. Management and technical staff are available within Central America and from North or South America as is required. Aura also maintains a corporate office in Canada of experienced geologists and engineers to provide technical support and oversight for all of its projects, including the mine.

The mine has been in operation since 1983 and has a well-developed infrastructure which includes power and water supply, warehouses, maintenance facilities, assay lab and on-site camp facilities for management, staff and contractors. On-site communication includes radio, telephone, internet and satellite television services. Process water is supplied by rainwater run-off collected in a surge pond and by direct pumping from a water well pump station in the perennial Río Lara adjacent to the carbon-in-column adsorption, desorption and recovery plant, or “CIC-ADR”. Chlorinated potable water for the town of Minosa and camp facilities is supplied from a source originating upstream from Minosa along the Río Lara, near the village of La Arena. Purified water for drinking and cooking is purchased from local suppliers.

History

The Minosa property was explored in the 1930s and 1940s by numerous companies including Gold Mines of America and the New York and Honduras based Rosario Mining Company, or “Rosario”. In 1945, the property was acquired by the San Andres Mining Company and then purchased by the New Idria Company, or “New Idria” (Malouf, 1985). A 200 short tons-per-day cyanide circuit was installed in 1948. Approximately 300,000 short tons of surface and 100,000 short tons of underground ore averaging 5.8 g/t Au were mined and milled by New Idria. In 1949, Minosa became the first operation to use a carbon-in-pulp plant to recover gold and silver by adsorption using granular carbon, however, numerous problems including poor air travel support logistics and high underground mining costs caused the operation to close in 1954 (Marsden and House 2006). The area remained inactive until it was reopened in 1974 (Malouf, 1985).

In 1974, an exploration permit was granted to Minerales, S.A. de C.V. (“Minosa”), a Noranda Inc. subsidiary. MINSA then joint-ventured the property with Rosario and exploration efforts consisted of soil sampling, mapping and trenching with the purpose of identifying a large, disseminated, open pit gold deposit. Changes in the Honduran tax law forced MINSA to drop the concession in 1976. Compañía Minerales de Copán, S.A. de C.V. (“Minerales de Copán”) acquired the property in January 1983 following changes in the Honduran tax laws. A 60 short tons-per-day heap leach operation was installed and 170 local residents were employed on a basic, shovel-and-wheel-barrow operation. In 1993, Fischer-Watt Gold Company Inc. (“Fischer-Watt”) acquired an option from Minerales de Copán to further explore the property. Fischer-Watt conducted additional mapping and sampling programs with encouraging results. In 1994, Greenstone Resources Ltd. (“Greenstone”) acquired the option from Fischer-Watt. The

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option was exercised in 1996 and Greenstone subsequently acquired in excess of 99% of Minerales de Copán. Feasibility studies began in 1996, and in 1997 Greenstone completed a feasibility study that evaluated mining the Water Tank Hill deposit. Proposed production was 2.1 million tonnes per annum (“Mtpa”), with the mine life estimated at seven years. The facilities were constructed to handle in excess of 3.5 Mtpa of ore and waste. Following review and approval of the Environmental Impact Assessment (“EIA”) for the mine, Greenstone Minera de Honduras, S.A. de C.V., Greenstone’s wholly owned Honduran subsidiary company, received the mining permit on December 9, 1998 and began mining in early 1999. Their first shipment of gold was on March 30, 1999. Due to cash flow problems within Greenstone, mining and crushing operations ceased at the Mine in mid-December 1999.

Greenstone subsequently defaulted of its obligations to its secured creditor, the Honduran Bank, Banco Atlántida, and the property rights and obligations associated with the mine were transferred to Banco Atlántida. Banco Atlántida formed Minosa to own and operate the Mine and on June 26, 2000, Banco Atlántida’s real estate branch provided a bridge loan to Minosa for operations to resume. RNC Gold Inc. (“RNC”) was retained to provide management services to Minosa, and mining operations resumed in early August 2000 at the Water Tank Hill deposit. The Water Tank Hill pit was depleted in early 2003 and production commenced in the East Ledge pit in March 2003.

On September 7, 2005, RNC purchased 100% of the Mine through the acquisition of 100% of Minosa. On February 28, 2006, Yamana Gold Inc. (“Yamana”) acquired RNC and a 100% beneficial interest in Minosa, which was then acquired by Aura on August 25, 2009.

Geology and Mineralization

The gold deposits at the Mine are hosted within Tertiary-aged felsic volcanic flows, tuffs and agglomerates, thick inter-bedded silica breccias, primarily containing volcanic fragments and tuffaceous sandstones. These volcanic units occur on the south (hanging wall side) of the San Andrés Fault. The fault strikes west-east and dips at 60° to 70° south and it marks the northern boundary of the Water Tank Hill and East Ledge pits. The fault forms the contact between the Permian phyllites (metasediments) to the north and the volcanic units on the south. Mineralization within the phyllites is limited to the Buffa Zone where quartz carbonate veining is proximal to the San Andrés Fault. South of the Mine area, where there is no alteration, the volcanic and sedimentary rocks have a distinctive hematite brick red color; in the Mine area, they have been bleached to light buff yellow and grey colors due to alteration. The younger volcanic and sedimentary units typically have a shallow to moderate southerly dip and thicken to the south of the Mine area.

Structurally, the Mine area is transected by a series of sub-parallel, west to northeast-striking faults that are typically steeply dipping to the south and by numerous north and northwest-striking normal faults and extension fractures. The most prominent fault of the first set is the San Andrés Fault. The San Andrés Fault is parallel to, and coeval with, a major set of west to north-northeast trending strike-slip faults that form the Motagua Suture Zone, which is continuous with the Cayman Trough. The Motagua Suture Zone and the Cayman Trough result from the movement between the North American plate and the Caribbean plate. The direction of movement along these strike-slip faults, including the San Andrés Fault, is left lateral.

The normal faults and extension fractures occur within the volcanic and sedimentary units on the south side of the San Andrés Fault. Average strike of these structures is N25°W; dip is 50° to 80° to the southwest and northeast, forming grabens where the strata are locally offset. These faults and fractures are generally filled with banded quartz and blade calcite and have formed focal points the alteration and mineralization fluids within the Mine area. These extensional structures are distributed over a wide area, from the East Ledge open pit to Quebrada Del Agua Caliente, approximately 1,500 m to the east, and from the San Andrés Fault, for at least 1,200 m south and are coeval with the strike-slip faults.

There are abundant occurrences of hot springs throughout Honduras and hot springs occur within the immediate vicinity of the Mine. These geothermal systems are most likely caused by thin crust and high regional heat flow resulting from the rifting associated with the Suture Zone. The hot springs are neutral to alkaline in pH and range in temperature from 120°C to 225°C. The high-temperature springs are currently depositing silica sinter with cooling. Structurally, the hot springs are associated with the northwest-trending extensional faults and fractures. The San Andrés deposit is classified as an epithermal gold deposit associated with extension structures within tectonic rift settings. These deposits commonly contain gold and silver mineralization, which is associated with banded quartz veins. At Mine, however, silver does not occur in significant economic quantities. Gold occurs in quartz veins

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predominantly comprised of colloform banded quartz (generally chalcedony with lesser amounts of fine comb quartz, adularia, dark carbonate, and sulphide material). The gold mineralization is deposited as a result of the cooling and interaction of hydrothermal fluids with groundwater and host rocks. The hydrothermal fluids may have migrated some distance from the source; however, there is no clear evidence at the Mine that the fluids or portions of the fluids have been derived from magmatic intrusions.

The rocks hosting the San Andrés deposit have been oxidized near surface as a result of weathering. The zone of oxidation varies in depth from 10 m to more than 200 m, and in the main area is approximately 100 m. The zone of oxidation is generally thicker in the East Ledge deposit compared to the Twin Hills deposit. In the oxide zone, the pyrite has been altered to an iron oxide such as hematite, goethite, or jarosite. The oxide zone generally overlies a zone of partial oxidation, called the mixed zone, which consists of both oxidized and sulphide material. The mixed zone may not occur continuously, but where it is present, it reaches thicknesses that vary in depth from 0 m to over 100 m, averaging 50 m, below the zone of oxidation. Gold is commonly associated with sulphide minerals such as pyrite. The sulphide, or “fresh”, zone lies below the mixed zone. The gold contained in the oxide zone is amenable to extraction by heap leaching using a weak cyanide solution. The gold recovery is reduced in the mixed zone as a result of the presence of sulphide minerals, and the gold cannot currently be recovered economically from the sulphide zone by heap leaching.

Based on metallurgical studies, the gold is primarily contained in electrum as fine-grained particles. The particle size of the electrum grains varied from 1 micron (“µ”) x 1 µ up to 10 µ x 133 µ. One native gold grain was noted. The silver generally occurs at about the same grade as gold and the correlation between silver and gold is low at 0.24. Silver is not considered important because of the lower price for silver compared to gold and the lower metal recovery of silver.

Exploration Activities

Since Aura’s acquisition of Minosa on August 25, 2009, exploration activities at the San Andrés Mine have included property-scale geological mapping, road cut channel sampling, geochemical characterization, and geophysical surveys, all conducted by Minosa personnel.

District-scale prospecting efforts focused on the San Andrés III and IV concessions, where detailed mapping, systematic sampling, and geochemical characterization were conducted. Initial results from this phase indicated strong potential for deeper mineralization.

Exploration efforts in 2022 concentrated on reevaluating regional targets to refine the 2023 program. Geochemical sampling, including soil and rock analyses, was conducted in San Andrés IV during the first half of 2022. Additionally, an aeromagnetic survey covering approximately 4,435 hectares was carried out using drones. The survey identified key structural features interpreted as primary controls on mineralization, aiding in the definition of future exploration targets.

Below is the summary of regional exploration activities and results:

•	San Andrés II: No geochemical anomalies were identified due to the area being covered by a tuff layer.

•	San Andrés III: A new geochemical anomaly was interpreted based on historical soil and rock sampling data. Selected samples were resampled and sent to an external laboratory for further analysis. This anomaly appears to extend from San Andrés IV.

•	San Andrés V: A few samples exhibited anomalous values, warranting further investigation, including detailed mapping and additional sampling in the vicinity of these anomalies.

•	San Andrés X: Exploration results were discouraging, and after re-evaluation with updated mapping and sampling, further exploration activities were halted.

Since 2022, exploration activities have been focused on the San Andrés Mine. In 2022, RC drilling totaled 3,459 m across 34 holes and diamond drilling 2,507m in 19 drill holes, aimed at increasing confidence and filling structural gaps in the alteration models. In 2023 and exploration efforts targeted the continuity of historical high-grade sulphide mineralization. A total of 1,988 m was drilled in seven diamond drill holes at Esperanza Alto and Esperanza Bajo, while 10,842 m were drilled across 163 RC drill holes in the main corridor.

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Exploration activities in the mining areas during 2024 focused on exploration drilling to test continuity of the sulfide high grade veins zone in the Minosa mine. A total of 897 meters were drilled in 19 drill holes. The results show intercepts of high-grade sulphides with intervals between 0.35 m to 4.50 m and grades between 2.80 g/t Au to 56.10 g/t Au, identifying two structures with high potential for further exploration. In 2024 Minosa also sent three samples (one from oxide and two from sulfide zones) to the SGS laboratory in Lakefield, Canada for the Mineralogical study. SGS issued a report outlining the findings from advanced mineralogical study and gold deporting.

Exploration work was conducted based on best practice which is outlined in CIM guidelines including the incorporation of QA/QC measures for sampling, assaying and collar and downhole surveys.

Mining and Processing Methods

The San Andrés Mine utilizes conventional open-pit mining methods, including drilling, blasting, loading, and hauling. Selective mining is applied where practical to improve ore recovery and reduce dilution. Grade control practices are consistent with good industry standards, ensuring effective ore classification and minimizing material misallocation. The key aspects of the mining methods and operation are outlined below:

•	Pit Design and Layout:

•	The current pit design consists of seven phases, sequenced to balance stripping requirements, ore accessibility, and haulage efficiency over the mine life.

•	Mining benches are designed at 6-meter heights, aligning with the capabilities of the selected equipment fleet and operational safety considerations. Bench geometry is optimized for efficient loading, grade control, and geotechnical stability.

•	Equipment Fleet:

•	The mining fleet includes a combination of hydraulic excavators, front-end loaders, and rigid-frame haul trucks. It is fully contractor-owned and operated.

•	Equipment selection is optimized for material handling efficiency, with periodic fleet assessments and replacements to maintain availability rates.

•	Material Handling:

•	Ore is hauled to one of two primary crushers, where it is reduced to a suitable size for heap leach processing.

•	After crushing, the ore is transported to the HLP for gold extraction.

•	Waste material is hauled to designated storage areas, including external waste dumps and in-pit backfill locations, depending on operational requirements.

•	Waste rock storage facilities are designed with environmental considerations, including drainage control, slope stability measures, and erosion prevention supported by ongoing monitoring and management.

•	Dilution and Recovery Management:

•	A dilution factor of 5% is applied, based on historical reconciliation data and operational performance. This accounts for unintentional waste inclusion during mining.

•	Mining recovery is estimated at 96%, considering ore losses due to operational constrains, geotechnical stability requirements, and selectivity limitation.

•	Operational Challenges and Mitigation:

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•	Steep pit slopes and geotechnical stability are managed through continuous monitoring, slope stability analysis, and targeted reinforcement measures such as bench scaling and drainage control.

•	Seasonal rainfall during the wet season (May to November) can impact mining operations; however, water management systems, including surface drainage channels, sumps, and pumping infrastructure, are in place minimize disruptions.

•	Production Rates:

•	The operation targets an annual ore production rate of approximately 7.3 to 7.8 million tonnes of run-of-mine (ROM) ore from 2025 to 2028, with a decrease to 1.6 million tonnes in 2029, as the mine approaches closure.

•	Total material movement (ore + waste) ranges between 9.0 and 12.9 million tonnes per year, depending on stripping requirements and phase sequencing.

•	Gold grades vary between 0.37 and 0.50 g/t Au, with an expected in-situ gold content of 81 to 117 koz annually during the primary production years.

•	Estimated gold production, based on a 68% recovery rate (weighted average), is projected at approximately 55 koz to 79 koz per year from 2025 to 2028, declining to 12 koz in 2029.

The San Andrés Mine employs heap leaching for the recovery of gold from mined material. The processing facilities include two stages of crushing and screening, drum agglomeration, HLPs, an ADR plant for recovering the gold from solution, and gold-silver doré casting.

The mine produces approximately 7 Mtpa of ROM material using conventional drilling, blasting, loading and haul truck transportation. The LOM production plan includes 7.6 Mt of material placed during 2025, 7.3 Mt in 2026, 2027 and 2028 and 1.6 Mt in 2029 for a total of 30.7 Mt. The material is mined and transported by haul truck to either the WRSFs or to the primary crushers for processing. The ore is direct dumped into the feed hoppers of two primary crushers operating in parallel. The primary crushed ore is conveyed to an intermediate stockpile. The ore is drawn from the stockpile from three draw points beneath the pile with feeders which discharge onto a conveyor that delivers the ore to secondary crushing. Lime and cement are added to the secondary crushed product on the conveyor and the material is conveyed to two drum agglomerators operating in parallel. Pre-cyanidation is practiced, dosing sodium cyanide on conveyor 8 after the agglomeration drums. The agglomerated material is conveyed to the HLP where it is placed using conveyor stackers. The placed material is leached with cyanide solution for a period of 60 days during which time, cyanide-soluble gold is dissolved into solution. After the first leach cycle the leached panel of material is allowed to rest and the entrained solution drains out of the material. After draining, a new lift of material will be stacked over the leached material and the process will be repeated.

The activated carbon in columns method (CIC) is used to recover the gold and silver from solution. Gold and silver are adsorbed onto the carbon until the carbon is loaded to capacity. The loaded carbon is transferred to the adsorption, desorption, regeneration (ADR) plant where the gold and silver are eluted from the carbon with a solution of caustic soda and alcohol under conditions of high temperature and pressure. The eluate is then passed through electrowinning circuits, and the gold and silver are recovered in the stainless steel mesh cathodes and precipitated sludge in the cells. The precious metal sludge is recovered from the cells, dried and retorted for mercury removal and recovery and smelted in a furnace to produce doré metal ingots for sale.

The eluted or stripped carbon is then regenerated in a high temperature kiln and returned to the carbon adsorption column circuit to adsorb more gold.

Permit conditions

Minosa holds three mineral concessions officially granted by INHGEOMIN (Instituto Hondureño de Geología y Minas): San Andrés I, San Andrés III, and San Andrés IV.

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•	San Andrés I is a mining concession originally granted for 30 years and renewed in 2021 through the administrative legal mechanism of afirmativa ficta, extending its validity until 2051. This Concession covers an area of 355 hectares.

•	San Andrés III (864 hectares) and San Andrés IV (994 hectares) are exploration concessions valid for 10 years, granted in 2020 and expiring in 2030, expanding the Property’s exploration potential by a total of 1,858 hectares. Upon Minosa’s notification to INHGEOMIN, exploitation activities can be initiated in these areas under applicable procedures.

•	Minosa has submitted applications for new exploration concessions, totaling 2,900 additional hectares: San Andrés II (900 hectares), San Andrés V (1,000 hectares), and San Andrés X (1,000 hectares), which are currently under review by INHGEOMIN.

Surface rights over the concessions are secured through various mechanisms:

•	Minosa holds 343 land parcels, grouped in six areas (Territories 1 to 6), acquired through public deeds, some registered in the Honduran Property Institute and others pending registration. Some lots are held under informal or community agreements, such as T6-MI-30, obtained via land swap with local residents. Others, like T5-MI-77, are located within the concession area and used for mining activities under applicable rights, despite not being formally titled.

•	Minosa holds approximately 40% of the surface rights within the concession area.

•	Agreements with local landowners and communities ensure access to land for mining and related activities.

•	Strategic surface rights acquisitions have facilitated the construction of key infrastructure, including access roads, and processing facilities.

Minosa’s legal rights include access, surface use, water use, and rights of way, as established in Article 53 of the Honduran Mining Law. These include:

•	Use of state lands not under productive use.

•	Establishment of easements on third-party lands or within other concession areas.

•	Use of water resources (with municipal/state permissions).

•	Recovery of minerals in water and processing byproducts.

•	Conduct of operations directly or via third parties, with prior notification to authorities.

•	Request for administrative inspections related to encroachment or safety risks.

•	Confidentiality rights over technical and financial information submitted to authorities.

Minosa confirms that there are no legal disputes, judicial claims, or third-party agreements currently in place that could materially affect its land tenure or the operation of the San Andrés Mine. The project area is not inhabited by Indigenous or Afro-descendant peoples protected by international treaties, and no claims have been filed against the concession or related land parcels.

In areas overlapping with the community of Azacualpa, including parts of the urban center, Minosa must acquire land rights via negotiation or lease with private landowners. For forested areas, timber cutting permits must be obtained from the relevant environmental authority (Instituto Nacional de Conservación Forestal – ICF) in addition to the environmental license.

For a list of our current material concessions, see “Regulatory Overview—Mining Regulations.”

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Processing plants and other available facilities

The Minosa Mine employs heap leaching for the recovery of gold from mined material. The processing facilities include two stages of crushing and screening, drum agglomeration, HLPs, an ADR plant for recovering the gold from solution, and gold-silver doré casting.

The Mine produces approximately 7 Mtpa of ROM material using conventional drilling, blasting, loading and haul truck transportation. The LOM production plan includes 7.6 Mt of material placed during 2025, 7.3 Mt in 2026, 2027 and 2028 and 1.6 Mt in 2029 for a total of 30.7 Mt. The material is mined and transported by haul truck to either the WRSFs or to the primary crushers for processing. The ore is direct dumped into the feed hoppers of two primary crushers operating in parallel. The primary crushed ore is conveyed to an intermediate stockpile. The ore is drawn from the stockpile from three draw points beneath the pile with feeders which discharge onto a conveyor that delivers the ore to secondary crushing. Lime and cement are added to the secondary crushed product on the conveyor and the material is conveyed to two drum agglomerators operating in parallel. Pre-cyanidation is practiced, dosing sodium cyanide on conveyor 8 after the agglomeration drums. The agglomerated material is conveyed to the HLP where it is placed using conveyor stackers. The placed material is leached with cyanide solution for a period of 60 days during which time, cyanide-soluble gold is dissolved into solution. After the first leach cycle the leached panel of material is allowed to rest and the entrained solution drains out of the material. After draining, a new lift of material will be stacked over the leached material and the process will be repeated.

The activated carbon in columns method (CIC) is used to recover the gold and silver from solution. Gold and silver are adsorbed onto the carbon until the carbon is loaded to capacity. The loaded carbon is transferred to the adsorption, desorption, regeneration (ADR) plant where the gold and silver are eluted from the carbon with a solution of caustic soda and alcohol under conditions of high temperature and pressure. The eluate is then passed through electrowinning circuits, and the gold and silver are recovered in the stainless steel mesh cathodes and precipitated sludge in the cells. The precious metal sludge is recovered from the cells, dried and retorted for mercury removal and recovery and smelted in a furnace to produce doré metal ingots for sale.

The eluted or stripped carbon is then regenerated in a high temperature kiln and returned to the carbon adsorption column circuit to adsorb more gold.

Total cost or book value of property

The total net book value of this property, plant and equipment is US$62.5 million.

Mineral Resources and Mineral Reserves Estimates

The Mineral Resource estimate was prepared by the Minosa team and supervised and accepted by the Qualified Persons. Mineral Resources have been classified in accordance with the definitions for Mineral Resources in S-K 1300. Mineral Resources are reported exclusive of Mineral Reserves.

The Mineral Resources are based on all available drill hole data as of September 18, 2024, and are reported below the estimated topography for EOY2024. The Mineral Resources Sulphide material was excluded, and an Agua Caliente River exclusion zone (50 m) was applied.

The database and block models were supplied to the Qualified Persons and included geological and block models as a Leapfrog Edge project that contains the main parameters and assumptions used to estimate Mineral Resources.

The San Andrés Mine Mineral Resources exclusive of Mineral Reserves are estimated to be 1.46 million tonnes (Mt) of Measured Mineral Resources at 0.34 Au g/t, 24.22 Mt of Indicated Mineral Resources at 0.40 Au g/t, and 8.55 Mt of Inferred Mineral Resources at 0.45 g/t Au, using a long term US$2,200 gold price reported at a cut-off grade of 0.187 g/t Au for oxide material and 0.291 g/t Au for mixed material have an effective date of December 31, 2024.

Table below summarizes the San Andrés Mine Mineral Resource estimate as of the dates indicated.

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Minosa (San Andres Mine) Mineral Resource Estimate (as of December 31, 2024)

MINERAL RESOURCES CATEGORY	OXIDE				MIXED
	Tonne (t) ‘000	Au (g/t)	Oz’ 000	Tonne (t) ‘000	Au (g/t)	Oz’ 000	Tonne (t) ‘000	Au (g/t)	Oz ‘000	Metallurgical recovery (Oxide)	Metallurgical recovery (Mixed)
Measured	1,070	0.27	9	387	0.54	7	1,457	0.34	16	70%	45%
Indicated	21,136	0.38	256	3,082	0.55	54	24,218	0.40	310	70%	45%
Measured + Indicated	22,206	0.37	265	3,469	0.54	61	25,675	0.40	326	70%	45%
Inferred	6,921	0.42	94	1,629	0.56	29	8,550	0.45	123	70%	45%

*Notes:

(1)	Mineral Resources is used as defined in S-K 1300. See “Scientific and Technical Information.”

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resources are reported on a 100% basis, are contained within a pit shell, and are estimated in situ.

(4)	Mining dilution, mining losses, or process losses were not applied in estimating Mineral Resources.

(5)	Mineral Resources are estimated at a cut-off grade of 0.187 g/t Au Oxide and 0.291 g/t Au Mix.

(6)	Metallurgical recovery is 70% for oxide material and 45% for mixed material.

(7)	Mineral Resources are estimated using a long-term gold price of US$2,200 per ounce.

(8)	A minimum mining width of 6 m was used.

(9)	Bulk density is estimated by lithology and averages 2.38 g/cm3.

(10)	Mineral Resources are exclusive of Mineral Reserves.

(11)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(12)	Numbers may not add due to rounding.

The Mineral Reserve estimates for the San Andrés Mine, as of December 31, 2024, were prepared using the Pseudoflow optimization methodology, and were prepared in accordance with S-K 1300.

The estimated Proven and Probable Reserves total 30.66 Mt at an average grade of 0.44 g/t Au, containing 429,187 ounces of gold, comprising:

•	Proven Reserves of 8.7 Mt grading 0.36 g/t Au, containing 101,495 ounces of gold.

•	Probable Reserves of 22.0 Mt grading 0.44 g/t Au, containing 327,692 ounces of gold.

•	Mineral Reserves are estimated using cut-off grades that are differentiated by material type. The cut-off grade for oxide material is 0.215 g/t Au and for mixed material is 0.334 g/t Au.

•	Modifying factors, including geotechnical, environmental, and economic considerations, were applied to support reserve classification.

•	The key parameters used in estimating Mineral Reserves are listed:

•	Gold price: US$2,000/oz reflecting short-term market conditions and the remaining mine life of approximately four years.

•	Metallurgical recovery: 70% and 45% for Oxides and Mixed materials, respectively. based on historical reconciliation data for heap leach processing.

•	Dilution and Recovery: A dilution factor of 5% and mining recovery rate of 95% were applied, consistent with historical operational data and industry standards.

The Mineral Reserve estimate, effective as of the dates indicated, is summarized in the table below:

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Minosa (San Andres Mine) Mineral Reserves Estimate* (as of December 31, 2024)

MINERAL RESERVE CATEGORY	OXIDE			MIXED			TOTAL
	Tonne (t) ‘000	Au (g/t)	Oz’ 000	Tonne (t) ‘000	Au (g/t)	Oz’ 000	Tonne (t) ‘000	Au (g/t)	Oz 000	Metallurgical recovery (Oxide)	Metallurgical recovery (Mixed)
Proven	8,206	0.36	94	468	0.50	7.5	8,674	0.36	101.5	70%	45%
Probable	20,696	0.46	305.4	1,286	0.54	22.3	21,981	0.46	327.7	70%	45%
Proven + Probable	28,902	0.43	399.4	1,754	0.53	29.8	30,655	0.44	429.2	70%	45%

*	Notes:

(1)	Mineral Reserves is used as defined in S-K 1300. See “Scientific and Technical Information.”

(2)	The effective date of the estimate is December 31, 2024.

(3)	The Mineral Reserve estimate is reported on a 100% ownership basis.

(4)	Mineral Reserves are estimated using an average long-term gold price of US$2,000 per ounce

(5)	Mineral Reserves are reported as Run-of-Mine (ROM) material, after applying dilution (5%), mining recovery (95%), and operational adjustments incorporated into the final pit design. These adjustments include considerations for minimum mining widths, ramp placements, and geotechnical constraints to ensure practical mineability. The applied cut-off grades are 0.215 g/t Au for oxide material and 0.334 g/t Au for mixed material.

(6)	The bulk density of ore is variable and applied in the geological block model; it averages 2.7 t/m³.

(7)	The metallurgical recovery is 70% and 45% for Oxides and Mixed materials, respectively.

(8)	The Mineral Reserve did not consider any sulphide material

(9)	The average strip ratio is 0.45:1.

(10)	Numbers may not add due to rounding.

Mineral Resource Changes from 2023 to 2024.

The current inclusive Mineral Resource estimate for the Minosa deposit has been compared our Aura’s 2023 update presented in our public filings in Canada. For more information on the material assumptions and criteria, see section 12.5 of our technical report summary included as an exhibit to the registration statement of which this prospectus forms a part.

The 2024 revision includes metal prices of US$2,200/oz Au, an increase from the US$1,900/oz Au, and reduction in gold recovery to 70% Oxide and 45% Mixed from 72% Oxide and 54% Mixed. The contained gold decreased by 21% in the Measured category, 15% in the Indicated category, and by 9% in the Inferred category. The reduction in Mineral Resources is principally related to the depletion in 2024, modification in the estimation strategy, reduction in recovery, and adjustment in the sulfur limit.

Overall Measured and Indicated tonnage decreased by 1% and Inferred tonnage expanded by 50%, The average gold grade decreased by 26% for Measured Mineral Resources, by 13% for Indicated Mineral Resources, and by 39% for Inferred Mineral Resources

Mineral Reserve Changes from 2023 to 2024:

The current Mineral Reserve estimate for the San Andrés Mine reflects key updates from the previous Mineral Reserve estimate effective as of December 31, 2023, reported in our 2023 public filings in Canada. For more information on the material assumptions and criteria, see section 12.5 of our technical report summary included as an exhibit to the registration statement of which this prospectus forms a part. The current estimate, with an effective date of December 31, 2024, incorporates updated economic assumptions, refined modifying factors, and operational design adjustments, resulting in a revised reserve base.

•	Depletion (-120 koz in situ, -80 koz recovered): Reduction due to 2024 production.

•	Gold Price Adjustment (+23 koz): A minor increase in Mineral Reserves due to the price adjustment to US$2,000/oz.

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•	Reserve Constraints and Economic Screening (-35 koz): Stricter modifying factors led to a reduction in reserves.

•	Operational Adjustments (-24 koz): Exclusion of material left in the ramp redesign.

Comparison of 2024 to 2023 Mineral Reserve Estimate

Category	2023 Mineral Reserves	2024 Mineral Reserves	Change
Total Tonnage (kt)	34,512	30,655	-11.1%
Average Gold Grade (g/t Au)	0.50	0.44	-12.0%
Contained Gold (koz)	551	429	-22.1%
Gold Price (US$/oz)	1,700	2,000	+17.6%

In addition to the changes in the contained gold, the following changes are noted:

•	Total tonnage decreased by 11.1%, reflecting refinements in pit design and material classification.

•	Average gold grade decreased by 12.0%, reflecting operational constraints, selective ore handling, and the impact of the higher gold price (US$2,000/oz vs. US$1,700/oz used in the 2023 Mineral Reserves), which allowed for the inclusion of lower-grade material while maintaining economic viability.

•	Total contained metal decreased by 22.1%, primarily due to the exclusion of non-operational material and depletion from mining.

Operational Updates

The table below sets out selected operating information for San Andres for the periods indicated.

	For the three months ended December 31,		For the twelve months ended December 31,
Operation Statistics	2024	2023	2024	2023
Ore mined (tonnes)	1,790,504	2,114,093	8,454,345	7,096,472
Waste mined (tonnes)	866,550	731,782	4,152,759	4,730,271
Total mined (tonnes)	2,657,054	2,845,875	12,607,104	11,826,743
Waste to ore ratio	0.48	0.35	0.49	0.67
Ore plant feed (tonnes)	1,946,535	1,994,420	8,544,997	7,095,956
Grade (g/t)	0.45	0.41	0.44	0.45
Recovery (%)	65%	67%	65%	65%
Production (ounces)	19,294	17,854	78,372	65,927
Sales (ounces)	19,338	17,744	79,036	66,101
Average cash cost per ounce of gold produced (US$)	1,234	1,197	1,126	1,254

Results for Minosa during the fourth quarter of 2024 as compared to the same period of 2023 are as follows:

•	In the fourth quarter of 2024, grades reached 0.45 g/t Au, a 9% increase when compared to the fourth quarter of 2023 due to mining in areas with better expected ore grades. In 2024, grades remained relatively stable at 0.44 g/t Au, a 2% decrease when compared to 2023, as result of mine sequencing.

•	Ore mined reached 1,790,504 tons in the quarter, a 15% reduction from the fourth quarter of 2023, resulting of the rainfall in the quarter, especially in November and December, but still consistent with plant demands and mine sequencing.

Other updates

On March 1, 2022, the Honduran Ministry of Energy, Natural Resources, Environment and Mines issued a press release that referred to the following matters: (a) the cancellation of approval of extraction permits; (b) declaring the

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Honduran territory free of open pit mining; (c) pursuant to the approval of a mining moratorium for metallic and non-metallic exploration and extraction, environmental licenses, permits and concessions would be reviewed, suspended and cancelled; and (d) areas of high ecological value would be taken over by the government to ensure their conservation. This did not have any immediate resulting effects on our product in Minosa.

On March 6, 2022, two additional press releases were issued dated March 4, 2022, one issued by the Honduran Press Secretary Office and the other by the Honduran Ministry of Energy, Natural Resources, Environment and Mines, as well as a press conference held on March 4, 2022 by the Honduran Minister Energy, Natural Resources, Environment and Mines. Such new press releases and press conference expanded on the previously issued press release regarding mining activities in Honduras and clarified that the oversight action will be aimed at non-regulated mining activities and illegal river dredging.

On February 8, 2024, we announced the launch of Seeds of Hope, a venture by the Foundation San Andres at the Minosa Mine in Honduras. This initiative aims to foster social and economic progress by cultivating grapes and producing wine within the mine premises. Seeds of Hope has already created employment for 30 individuals and is expected to generate up to 250 direct jobs once fully operational, primarily filled by residents. With an initial investment of approximately US$1 million for the first five years, the venture highlights Aura’s commitment to responsible mining and sustainable development, aiming to transform the Copán region into a renowned wine-producing area and bring prosperity to its communities.

Apoena Mine (EPP Mine)

Qualified Person

Parts of this section are derived from the technical report summary, entitled “Apoena Mine (EPP Complex) Mineral Resource and Mineral Reserve,” issued March 28, 2025, with an effective date of October 31, 2023, prepared by Porfirio Cabaleiro Rodriguez, Luiz Eduardo Campos Pignatari, Farshid Ghazanfari, Homero Delboni Junior, and Branca Horta de Almeida Abrantes as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The technical report summary is included as an exhibit to the registration statement of which this prospectus forms a part.

Property Description and Location

Apoena mines are production stage mines near the town of Pontes e Lacerda, about 450 km west of Cuiabá, which is the capital of the Brazilian state of Mato Grosso. The Ernesto Mine is approximately 12 km southeast of Pontes e Lacerda and the entrance to the project has the coordinates 258141.59 east, 8303731.75 north, SAD 1969 21S. It can be accessed from Pontes e Lacerda by paved road BR-174 by a network of good gravel and dirt roads that offer year-round access for two-wheel drive vehicles. The Pau-a-Pique Mine is located approximately 38 km southeast of Pontes e Lacerda and the entrance to the project has the coordinates 269453.05 east, 8266523.38 north, SAD 1969 21S . The graphic shows the location of the Ernesto, Lavrinha, and Pau-a-Pique properties.

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Apoena Mine Concession Map

The Ernesto Property comprises 1,412.89 ha of six mining sites whose rights are (legally or beneficially) held by Mineração Apoena S.A. (Apoena), a company wholly owned by Aura.

Coordinates of the Ernesto, Lavrinha, and Pau-a-Pique Concessions

Mining Rights of the Ernesto District
Target	ANM Process No.	Petitioner	Area (ha)	Status
Ernesto	866.022/2001	Apoena	375.49	Mining Concession
Ernesto	866.876/2005	Apoena	41.63	Mining Concession
Ernesto	866.877/2005	Apoena	15.96	Mining Concession
Lavrinha	866.276/2001	Apoena	111.63	Mining Concession
Nosde/Japonês	866.032/2001	Apoena	493.19	Application for Mining Concession
Pau-a-Pique	866.148/2003	Apoena	374.99	Mining Concession

As part of the purchase agreement, a 2% NSR royalty is payable on gold ounces produced from the EPP Mine with respect to up to 1,000,000 collective ounces of gold, and thereafter, a 1% NSR on gold ounces produced from the Project. A 0.5% NSR royalty is due to each landowner (one for Ernesto/Lavrinha, and one for Pau-a-Pique), proportional to their surface rights. The mining code provides that landowners are entitled to a royalty equivalent to 50% of the royalty due to the government (the Financial Compensation for Exploitation of Mineral Resources – CFEM) and CFEM is calculated based on (Loss) / Profit for the year resulting from the sales of the mineral product, deducting taxes, transport costs, and insurance. In the case of gold, the rate of CFEM is 1%, thus the landowner royalty is 0.5%.

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Accessibility, Climate, Local Resources, Infrastructure, Physiography, and Socio-Economic Context

The Ernesto Property is accessible by paved road BR-174 and then gravel and dirt roads that offer year-round access to the Project. The Lavrinha Property is accessed from Pontes e Lacerda by the same roads used to access the Ernesto Property. The Pau-a-Pique Deposit is approximately 73 km away from Pontes e Lacerda by road, and approximately 47 km away by dirt road from Ernesto.

The climate in the Project area is suitable for year-round mining. The region boasts the hot, tropical, and semi-humid climate of the Mato Grosso state in Central West Brazil. The area has two well-defined seasons: one dry season, usually from April to October and a season that receives large amounts of rain during November to March.

The Ernesto Property is in a range of hills that runs from northwest of Pontes e Lacerda to southeast of Pau-a-Pique. The terrain is comprised of rolling hills. The Ernesto District is covered by the Amazon Forest, much of which has been cleared for livestock activity.

Locally, topographic features are characterized by flat relief and hilly highlands with elevation ranging between 280 m and 430 m. The Property averages around 270 m above sea level.

Aura operated the São Francisco Mine and the past-producing São Vincente Mine until 2014, both in the vicinity of Pontes e Lacerda. Experienced personnel can be found in the local region or in the state capital Cuiabá (approximately 450 km to the east). The nearest major airport is in Cuiabá.

The Ernesto Property contains a 130 tonnes per hour carbon-in-leach process plant, which includes crushing, milling, and tailing facilities with power supplied from the national grid via 138 kV transmission line from Pontes e Lacerda. The Ernesto Property also contains a gatehouse, administration offices, core shack, explosives storage facility, and the Ernesto open pit and waste rock dump. The contiguous properties do not contain any infrastructure, only the open pits and waste rock dumps. The Pau-a-Pique Property contains an underground mine in addition to surface facilities for administration and maintenance.

Aura has existing surface rights over most of the Project area either via direct ownership or agreements with landowners. There are no communities or permanent dwellings within the Complex footprint.

History

The Complex’s history is rooted in gold exploration in the late 17th and early 18th centuries. Exploration and resource extraction activities started with artisanal miners recovering placer gold along the rivers and streams in the Complex area. The gold was first discovered at the Aguapeí Gold Belt in the 18th century, where it was mined from primary (mainly), colluvial, alluvial, or placer deposits. Modern gold mining began in 1984, during a second gold rush at Alto Guaporé Gold Province (1984-1997). Artisanal miners, after the exhaustion of alluvial and colluvial deposits, discovered several small primary gold deposits close to Pontes e Lacerda city.

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Around Ernesto Complex, in 1992, Anglo American and carried out intensive surface geochemical surveys along the belt, mainly stream sediment sampling. In 1993, Madison do Brasil, after the acquisition of exploration permits from Copacel and Minopar, carried out a diamond drilling program. In 1994, Madison do Brasil company assigned its mineral rights and transferred control of the exploration permits to TVX Gold, which, in 1995, carried out additional drilling campaigns. In the same year, TVX Gold transferred its mineral rights to MSE to capitalize on other business priorities. MSE drilled more exploratory drill holes. After 1995, no exploration was done until Yamana consolidated and expanded the Ernesto area claims. Yamana’s exploration of the Ernesto Property began in 2003 and consisted of surveying, rock chip sampling, chip channel sampling, soil sampling, and mapping.

From 2003 to 2009, drill programs were carried out to extend and convert near-surface resources that were excavated by artisanal miners. However, the main goal was to increase resources at the São Francisco Mine. In May 2015, Apoena Mineração, a subsidiary of Aura Minerals that already held the mineral rights of the São Francisco and São Vicente Mines, acquired the mining rights of Yamana Gold, including the EPP Mine. The ramp-up, initiated in 2016, at the Complex had approximately 233,000 oz in Proven and Probable Reserves. During the next seven years, over 420,000 oz of gold was produced. Recently it was decided to increase investments in exploration to extend the mine’s lifespan. These investments have been successful, leading to an increase in Proven and Probable Mineral Reserves to over 276,000 oz, resulting in an additional five or more years to the life of mine (LOM).

Initial exploration work by Yamana began in 2009 on Pau-a-Pique Deposit, following up on earlier artisanal mining activity. From 2015 to 2016, Aura conducted a drilling campaign over the Deposit. The Pau-a-Pique Mine started operations in 2017, following its acquisition by Apoena (Aura Minerals), and produced 61,099 oz until 2022, when operations were suspended.

Geology and Mineralization

The Apoena deposits are situated in the Middle Proterozoic Aguapeí Belt, along the southwestern margin of the Amazon Craton, in the Sunsás-Aguapeí Province (1.20 and 0.95 Ga; Teixeira et al., 2010). The EPP Mine deposits are described as a detachment-style gold deposit that typically has the following characteristics:

Gold mineralization is associated with low angle to flat detachment faults, generally with a normal (extensional) sense of movement which consistently places younger units over older units. Mineralization is epigenetic, hydrothermal in origin and is structurally controlled. Gold mineralization is located along asymmetrical anticlines and synclines that plunge gently to the north and are cut by Northwest and Northeast-trending narrow faults.

The Nosde-Lavrinha deposits consists of gold-rich quartz veins and veinlets occurring along a relatively thick, shallow-dipping structure at the base of the metasedimentary sequence and within altered sulfidic horizons in overlying meta-arenite units. The basal structure is interpreted to be a low-angle detachment fault that has been folded and faulted together with the overlying stratigraphy.

Gold mineralization in Apoena mines and surrounding areas occurs in four zones, which consists of the Lower Trap (Ernesto Mine), Middle Trap (Ernesto Mine and Ernesto connection deposit), Upper Trap (Lavrinha and Nosde Mines) and Bonus Trap (Nosde Mine).

The Upper Trap is widely developed in the Lavrinha and Nosde deposits, occurs in metapelitic rocks (hematite sericite schist) in dilation zones of the intensely deformed synclinal troughs. The Upper and Intermediate traps share similar alteration and mineralization suites. The Upper Trap seems to be eroded in the Ernesto Deposit area.

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Summary of mineralized traps in EPP Mine deposits

Trap	Host Rock	Type	Vein Geometry	Structural Context	Mineral Assembly
Lower Trap (Ernesto)	Contact between metatonalite and metasediments of Fortuna Fm.	Disseminated and Quartz Veins	Shear veins from 3 to 20 cm width dipping 45° towards SW, with metric quartz pockets	Low angle shear zone	(Qtz + Ser + Chl + Py + Hem ± Esp ± Mag)
Middle Trap (Ernesto)	Interbedded metaconglomerate and metarenite	Disseminated and Quartz Veins	Shear veins from 3 to 20 cm width dipping 45° towards SW, with metric quartz pockets	Intra-stratigraphic shear zone	(Qtz + Py + Hem ± Esp ± Mag ± Ser ± Chl)
Upper Trap (Lavrinha/Nosde)	Interbedded schist and metarenite	Disseminated and Quartz Veins	Bedding-parallel shear veins with <30 cm width	Intra-stratigraphic shear zone	(Qtz + Ser + Chl + Py + Hem ± Esp ± Mag ± Sd)
Bonus Trap (Nosde)	Metarenite	Disseminated and Quartz Veins	Mineralized veins orthogonal to bedding (191°/54°) or parallel (27°/21°), and conjugate vein arrays (126°/58°, 277°/51°, 16°/37°).	Competent metarenite layer with open dome and basing folds, and rupture of axial planes.	(Qtz + Py + Hem ± Esp ± Mag ± Ser ± Chl)

Representative cross section and plan view of mineralized zone in the Lavrinha Mine

The Bonus Trap consists of centimeter thick cross-cutting quartz veins hosted by the upper metasandstone in the Nosde and Japonês deposits. These milky quartz veins include fresh and weathered pyrite and boxworks, along with visible gold. Hematite and limonite occur as fissure-filling and halos around the mineralized quartz veins.

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Planview and typical section of the Nosde Mine.

The main gold mineralization in Ernesto Mine developed within of the Lower Trap zone at Ernesto consists largely of free gold hosted by mylonite, muscovite schist, and quartz veins accompanied by sulphides that occur along the sheared contact between meta-tonalite and meta-arenite. In addition to Lower Trap, gold also occurs along sheared contacts between meta-conglomerate and meta-arenite in the Middle Trap in the Ernesto Mine.

The Ernesto Connection deposit is a continuation of the old Ernesto Mine, toward the west, that was historically mined by Yamana, operations ceased in 2014 and the mine remains abandoned. Gold mineralization in the Ernesto Connection deposit occurs mainly in contact with the meta-conglomerate and meta-arenite of the Middle Trap and partially in the muscovite schist of the Upper Trap.

In the Ernesto Mine the rock foliation and mineralized contact trend NNW and have a shallow dip of approximately -25° NNE. The contact is not uniformly planar and is subject to rolling. In the Ernesto Connection deposit, the mineralized zone trends E-W and has a shallow dip of approximately -15° WSW.

Mining and Processing Methods

The mining method established by Apoena is an open pit mine, and commercial operation is scheduled to continue until the year 2027.

The project is developed through an outsourced operation, subject to environmentally sustainable practices and high-level mining operations with guaranteed safety standards.

The sterile material comprises soil, saprolite, weathered rock, and sound rock. The excavation of these deposits requires the use of drilling and blasting for safe and efficient mining, which is also a unit operation carried out through an outsourced company. The loading and transport of ore and waste is carried out with a combination of loaders, hydraulic excavators, and trucks prepared for the mine operation.

The mining schedule resulted in a production of 7.56 Mt of crude ore and 53.77 Mt of waste over the four years of the project’s life.

The development of the mine is based on variable cut-off grades that maximize gold production and operational flexibility, divided into high grade (above 0.9 g/t), medium grade (between 0.9 and 0.7 g/t), and low grade (between 0.7 and 0.34 g/t). The production by grade class is presented in the table below.

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The processing route considered in the EPP Apoena processing plant was based on tests conducted for types of metarenite ore and metaconglomerates, with predominant coarse gold content. The project comprises the primary crushing stage, followed by milling in a semi-autogenous mill (SAG), operating in a single stage and closed circuit with cyclones to generate a product with P80 of 0.106 mm. Part of the milling circulating load is diverted to a density recovery circuit, made up of two centrifuges, in addition to an intensive leaching reactor, of which rich liquor proceeds to the electrolysis step, resulting in gold-charged cathodes, which are melted to obtain the gold bullion.

The milling product goes to a linear sieve to remove organic deleterious substances, which have its undersize thickened to feed seven mechanically stirred tanks, the first for leaching, while the others are subject to leaching and adsorption of gold by coal. Such configuration is referred to as LCIL. Originally, the residence time in the LCIL circuit was 24 hours, based on the rated plant feed rate of 123 t/h of ore. However, the residence time is currently 16 hours, owing to progressive increases in the plant's feed flow. Cyanide is dosed into the first tank, as well as lime milk to create a buffer environment for cyanide integrity. In this same first tank, injection of air was originally performed, later replaced by cryogenic or purified oxygen injection, in order to provide oxygen for the complexation reaction of gold.

Permit conditions

The Aura Apoena unit is located in the transition area between the Amazonian and Cerrado biomes, with the predominance of Cerrado and Anthropogenic Field vegetation types observed in the influence areas. Regarding the territorial dynamics of land use and occupation, the EIA (Environmental Impact Assessment) indicates that the complex intersects areas with extensive livestock use, with no indigenous lands, traditional communities, archaeological sites, or speleological sites identified.

Aura Apoena has existing surface rights over the entire project area, whether as owner or through agreements with owners of adjoining lands. There are no communities or permanent dwellings within the Project area.

Among the potential negative impacts identified in the EIA (Mineral, 2009) that deserve special attention from the entrepreneur are the continuation of socio-environmental control actions. These include the maintenance of Legal Reserve areas, air quality monitoring, fauna monitoring, noise and vibration monitoring, water and effluent monitoring, water consumption control, control of its properties, degraded areas recovery program, environmental education program, social program, seedling nursery, dam monitoring, and closure plan.

The Aura Apoena Unit complied with all stages of environmental licensing, including the preliminary, installation, and operating license, as well as fulfilling the guidelines for requesting renewals of Operating Licenses, on February 7, 2022, operating regularly with the Renewal of Operating License in effect as of August 9, 2025.

Environmental monitoring is carried out periodically during the Project’s operational phase and are compliant with current environmental legislation. Especially concerning the monitoring of surface water quality and effluents, the results of the samples collected also indicate discharge standards in accordance with the law.

It is noted that the Nosde Mine constitutes the main target of the resource assessment addressed in this summary, with its operational feasibility being attested by the current environmental license coupled with the implementation of environmental control actions.

Nevertheless, for the exploitation of the entire mineral resource, it is necessary to carry out technical environmental studies, in light of new environmental intervention authorizations to support vegetation suppression, necessary for the expansion of the pit.

At this point, it is important to note that, for the expansion of the pit to fully utilize the entire mineral resource, there is an exclusive need to comply with the requirements of current legislation is necessary to obtain the appropriate authorizations, which include specific technical studies such as forest inventory, respective compensation proposals, and other procedures.

For a list of our current material concessions, see “Regulatory Overview—Mining Regulations.”

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Processing plants and other available facilities

The Apoena (EPP) plant operated between 2013 and 2014 with run of mine (ROM) content between 0.80 and 1.33 g/t of gold and gold recoveries between 80% and 97%. The difficulties of planning and mining control ended up contributing to the shutdown of operations.

New tests were conducted to resume the operation, including studies for the new ore body – Lavrinha. The tests revealed a high metallurgical performance of Lavrinha ore, with gold recoveries close to 94%. However, the presence of sericite shale and mylonite in the Ernesto Lower Trapp ore typology pointed to lower levels of gold recovery, owing to the lower contribution of gravimetry in the processing of such typology. With the presence of less tenacious material than the metaconglomerate, simulations based on characterizations by SPI and BWI tests revealed feed flows of the EPP circuit greater than 250 t/h of ore, greater than the rated capacity of 1 Mtpa of the plant.

Recent tests for Ernesto Medium Trap and Nosde body showed high recoveries relating to the presence of metaconglomerate and metarenite typologies. The gold recoveries obtained, close to 94%, were confirmed in 2022 when each of the typologies was processed at the EPP industrial plant.

The graphic below shows the distribution of EPP feed during 2022. The typologies and origins of the ore are observed according to the vertical axis on the left, as well as the gold recoveries obtained on the vertical axis on the right. At the beginning of 2022, with the contribution of Nosde ore, gold recovery reached amounts between 93% and 94%.

Gold Recoveries and Pit Contributions for the Year 2022

The graphic below shows the feed profile for different typologies and the origin of ores predicted for the year 2024, in which a strong contribution of the Nosde body is observed.

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Contributions of Mineralized Bodies in the ROM Expected for the Year 2024

The graphic below shows the distribution of ore bodies planned for LOM from 2025 to 2028.

Contributions of Mineralized Bodies in the ROM Expected for the Year 2024

Total cost or book value of property

The total net book value of this property, plant and equipment is US$62.8 million.

Drilling, Sampling and Assaying

Nosde and Lavrinha Deposits

From 2017 onwards, exploration activities at the Lavrinha Mine were conducted by Aura (Apoena), in which 234 drilling holes were carried out in the deposit between 2017 and 2023, totaling 39518.58 meters drilled.

The objectives of drilling in the Lavrinha Mine was: converting Mineral Resources in areas where there was already consolidated geological knowledge (central area and ends of the pit); exploratory in order to test the extent of mineralized bodies at depth and; exploration with the aim of verifying the extent of mineralization between the Lavrinha and Nosde deposits.

Aura (Apoena) commenced exploration activity on the Nosde Mine in 2019 with a robust drilling schedule of 100 exploratory holes throughout the area of the current Nosde pit. In the years that followed, exploration campaigns totaled 362 drilling holes in the area with 53,466.79 meters drilled. A summary of all survey campaigns carried out between 2019 and 2023 is presented in the graph below.

The Nosde Mine drilling objectives was to convert Mineral Resources in areas where there was already consolidated geological knowledge, testing the continuity of mineralized bodies at 300 and 450 meters (Middle and Lower Traps, respectively), with an average depth of 380 meters, and exploratory holes in the connection region between the Nosde and Lavrinha pits to better understand local mineralization without a defined regular drilling network.

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Summary of Aura’s Exploration and infill Drilling in Nosde and Lavrinha

Aura’s recent exploration successfully confirmed the connection of the Upper Trap zone between the Nosde and Lavrinha mines and added additional resources to the Mineral Resources inventory at Apoena. At the Nosde Mine, infill drilling successfully converted Mineral Resources, and tested the continuity of mineralized bodies at 300 and 450 meters (Middle and Lower Traps, respectively), confirming an average depth of 380 meters. The exploratory holes in the connection region between the Nosde and Lavrinha pits provided better understanding of local mineralization. Infill drilling at Lavrinha successfully converted Mineral Resources in the central area and NE ends of the pit and exploratory drilling tested and successfully confirmed the extent of the mineralized bodies at depth and between the Lavrinha and Nosde deposits.

The Lavrinha Lower Trap zone has been sampled by surface diamond drilling with core sampling. The Lower Trap database contains 396 drill holes, totaling 59,973.97 meters drilled of which 134 (18,547.7m) are historic holes drilled from 1994 to 2014, mainly by Yamana (85% of historical holes), and 262 were drilled by Aura since 2015.

The Nosde Bonus and Lower Trap zones have been sampled by surface diamond drilling and core sampling. The Nosde database contains 414 drill holes, totaling 61,951.51 meters drilled of which 53 (8,821.38 m) are historic holes drilled from 1994 to 2013, mainly by Yamana (94% of historical holes), and 361 were drilled by Aura since 2019 (NSD series).

A total of 52,015 drill core samples are included in the database of which 48,706 have the assay results available and 4,274.77 meters of drill holes were not sampled.

Ernesto and Ernesto connection Deposits

In 2015, 3,076.2 m of drilling within 21 holes was conducted on the Ernesto area by Aura focusing only on the Lower Trap where Mineral Resources were deemed to be suitable for a potential underground mining operation.

In 2017, 2,998.63 m of infill drilling within 25 holes was conducted on the west part of the Ernesto deposit focusing on the Middle and Lower Traps. In 2018, a total of 1,823.44 m of infill drilling in 12 holes was conducted in the central and east side of the Ernesto deposit.

In 2021, 5,146.8 m of drilling within 37 holes was conducted on the eastern/northeastern and southeastern extensions of the Ernesto area focusing on Middle and Lower Trap. A total of 21 holes to inferred Mineral Resources on the east and northeast side of Ernesto deposit.

In 2022, a total of 13,440.2 m of drilling within 74 holes was conducted on the Ernesto deposit (north extensions). A total of 12 holes were drilled to confirm the potential of the “Paiol” northern area and possible Inferred Mineral Resources, focusing on shallower mineralization in the basal metarenite. A total of 62 holes of infill drilling focused on the Middle and Lower Trap, confirming continuous mineralization in both traps with variable continuity and thicknesses.

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Aura drilled the Ernesto connection area between 2018 and 2023 to establish a Mineral Resource. In 2018, 816.43 m were drilled in 9 drilling holes. In 2021, 10,157.96 m infill diamond drilling was drilled in 62 holes. In 2023, an additional 5,040.26 m was drilled in 17 holes. In 2022, four holes were drilled, totaling 593.27 m, to determine the near surface potential of old Ernesto pit area.

Aura’s exploration and infill drilling in Ernesto and Ernesto connection.

Pau-a-Pique Deposit

In 2009, Yamana initiated efforts to follow up on previous artisanal mining activity. From 2015 to 2022 Aura conducted several drill campaigns. The Pau-a-Pique Mine resumed operations in 2017, following its acquisition by Apoena (Aura Minerals), and produced 61,099 oz until August of 2022, when operations were suspended due to some geotechnical issues (collapse in mine workings) and below expectation economics.

Nosde and Lavrinha Mineral Resource Estimate

The geological layout of the Nosde and Lavrinha deposits is subdivided into seven lithological domains from which two of them are mineralized. The mineralized domains are metarenites (MAR) of the Bonus and Upper Traps and schists of the Upper Trap.

Within these two lithological domains, four mineralized models were constructed using 0.35 g/t Au (for Upper Trap domains) and 0.2 g/t Au (for Bonus Trap domain) gold grades as well as alteration and mineralogical constraints which were logged during several diamond drilling campaigns.

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Planview of the Nosde and Lavrinha mines showing mineralized Models

The updated Mineral Resource Estimate is based on 3D domains encompassing all economic gold mineralization in the Nosde and Lavrinha deposits. These mineralized domains were analyzed for grade capping and variography and then were interpolated using the ordinary kriging method.

The below graphic presents Nosde and Lavrinha mines cross section including block grade within Mineral Resources optimized Pit (US$2,200/oz).

Nosde and Lavrinha mines cross section showing block grade within Mineral Resources optimized Pit(US$2,200/oz)

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Masses of ROM Extracted in Pit and Average Transport Distance by Classification

Source	Mine
Destination	Ore Yard/Stacks
Ore/Waste	High- and medium-grade ore (for the plant)		Low-grade ore (for stockpile)		Waste (for waste deposits)
Year	Tonnage	DMT	Tonnage	DMT	Tonnage	DMT
	Kt	m	Kt	m	Kt	m
2023	229,169	3,249	158,801	3,937	1,940,756	3,242
2024	1,169,175	3,249	612,514	3,937	12,201,627	3,242
2025	419,169	3,249	393,518	3,937	16,810,920	3,242
2026	797,770	3,249	558,026	3,937	17,833,307	3,242
2027	2,964,735	3,249	257,533	3,937	4,984,070	3,242

The production mining fronts will be accessed by berms with a minimum width of 6.5 m, ramps with a minimum width of 13 m, and a maximum slope of 10%. The conditions of the tracks will be consistent with good practices for the operation of mining equipment.

When necessary, mechanical excavation of soil and saprolite should be performed by bulldozer or directly by hydraulic excavators, while all rock operations will be carried out with the use of explosives. The loading operation will preferably be performed by a hydraulic excavator with a backhoe profile and complemented by loaders. The transport of rocks will be carried out by trucks prepared for the mining operation. The development and infrastructure of the mine will be carried out by bulldozers, motor graders, and compactor rollers, while dust control will be performed with the use of water trucks.

The ore will be removed from the stockyard near the crushing plant using a loader that will feed the concentration plant. Thus, there will be no direct feeding by trucks to the primary crusher feeder.

When necessary, the material from the low-grade deposits will be loaded and transported to the beneficiation plant; this alternative was considered in the production schedule until the end of the project’s useful life.

Operations

Near Mine (Apoena) Drilling

The purpose of near mine drilling was first to convert Inferred Mineral Resources to Measured and Indicated in the Lavrinha, Nosde and Ernesto Connection mines and then expand its mineral resource and reserve footprints as well as helping mine planning for these mines.

During 2024, the infill and exploratory drilling campaign was focused on near-mine targets such as Nosde-Lavrinha, Ernesto Connection, Cantina and Pombinhas, to delineate and convert Inferred Mineral Resources to the Indicate category within an established optimized mineral resource pit.

A total of 100 drillholes were completed across near-mine targets, totaling 17,164.37 meters and the backlog was finalized. Infill drilling in the Nosde and Lavrinha deposits was focused on delineation of upper trap schist to convert inferred Mineral Resources to indicated Mineral Resources.

A total of 6,547.59 meters were drilled in 28 diamond drill holes in the Lavrinha mine and a total of 6,953 samples (including those used for QA/QC purposes) were collected. A total of 1,668.60 meters were drilled in 9 diamond drill holes in the Nosde mine and a total of 1,152 samples (including those used for QA/QC purposes) were collected.

A total of 4,808.68 meters were drilled in 34 holes in the East and towards the North of the Ernesto mine to extend mineral resources footprints. A total of 3,088 samples (including those used for QA/QC purposes) were collected. In Ernesto Connection mine a total of 2,096.06 meters were drilled in 8 diamond drill holes in 2024 and a total of 1,096 samples (including those used for QA/QC purposes) were collected.

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The Cantina’s target is located 100m west of the EPP Complex’s entrance. Surface mapping in the artisanal pit indicates the same mylonite mineralization mined at the Ernesto deposit. During 2024, 15 exploration holes, totaling 857.91 meters, were completed in the area to test the strike and down dip continuity of the Lower Trap (mineralization in the mylonite). Most holes intersected similar hydrothermal alteration of the Ernesto mine with sericite and chlorite alterations and oxidized sulfides in a considerable thickness.

In Pombinhas, a total of 1,185.53m were drilled in 6 drill holes throughout 2024. The results confirmed mineralization in the Lower Trap (hosted in mylonite) and Middle Trap (hosted in metaconglomerate).

During 2024, a total of 13,451 samples were collected from drill holes, including 549 blank samples (4% of total of samples) and 483 standard samples (3,6% of the total sampled).

The Pau-a-Pique mine had a high operating cost and low production rate, in addition to some occurrences of occasional subsidence on the surface outside the mine and rock fall underground, which required the intermittent suspension of underground operations. The Pau-a-Pique mine stayed in care and maintenance throughout 2024.

Besides the EPP Complex, Aura has an extensive land package in the Guapore belt and Pontes e Lacerda, which provide attractive greenfield, brownfield and advanced exploration targets.

Summary of Aura DDH Drilling at Apoena Open Pit Mines & Near Mine Targets

MINE	DDH	2015	2017	2018	2019	2020	2021	2022	2023	2024	Total
Ernesto	holes	21	25	12			37	74	15	34	218
	Meters	3,076.95	2,998.63	1,823.44			5,146.80	13,440.20	4,467.55	4,808.68	35,762.25
Ernesto Connection	Holes			9			62	4		8	83
	Meters			816.43			10,157.96	593.27		2,096.06	13,663.72
Japonês	Holes			90	42		2				134
	Meters			5,663.11	2,319.64		217.84				8,200.59
Japonês West	Holes								69		69
	Meters								10,247.79		10,247.79
Lavrinha	Holes	23	22	68	27	15	17	47	54	28	301
	Meters	997.40	1,385.70	9,322.97	4,133.85	2,101.95	3,034.36	10,663.73	12,214.74	6,547.59	50,402.29
Nosde	Holes				100	77	34	125	35	9	380
	Meters				8,305.24	6,543.78	4,842.50	25,814.41	9,652.92	1,668.60	56,827.45
Cantina	Holes									15	15
	Meters									857.91	857.91

Summary of Aura DDH Drilling At Regional Targets

Target	DDH	2019	2020	2021	2022	2023	2024	Total
Anomalia BP	holes				11			11
	meters				4,431.44			4,431.44
Pombinhas	holes				3	22	6	31
	meters				449.25	4,264.48	1,185.53	5,889.26
Bananal	holes	25	84	35				144
	meters	5,360.51	24,482.59	12,391.14				42,234.24

Summary of 2024 DDH Drilling at Nosde, Lavrinha & Ernesto Mines

Mine/Deposit	LVR	ERN	NSD	TOTAL
Number of holes	28	42	9	79
Meters drilled	6,547.59	6,904.74	1,668.60	15,120,93
Minimum depth	150.61	38.85	138.51	38.85
Maximum depth	477.88	304.04	273.39	477.88
Minimum dip	(55)	(55)	(65)	(55)
Maximum dip	(90)	(88)	(65)	(90)
Minimum azimuth	0	060	035	0
Maximum azimuth	355	359	215	359
Number of samples	6,953	4,184	1,152	12,289
Total length sampled	5,220.32	4,816.20	1,375.01	11,411.53

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Summary of 2024 Drilling At Near Mine Targets (Cantina & Pombinhas)

Deposit/Target	CAN	PBS	TOTAL
Number of holes	15	6	21
Meters drilled	857.91	1,185.53	2,043.44
Minimum depth	40.98	159.71	40.98
Maximum depth	80.73	270.82	270.82
Minimum dip	(52)	(55)	(52)
Maximum dip	(90)	(60)	(90)
Minimum azimuth	0	065	0
Maximum azimuth	340	070	340
Number of samples	783	379	1,162
Total length sampled	838.17	407.08	1,245.25

In the Lavrinha mine, drilling azimuths varied between 00° and 355°, dips between -55° and -90° and depths up to 477.88m. In the Nosde mine, drilling azimuths varied between 35° and 215°, dips between -65° and depths up to 273.39m. In the Ernesto mine, drilling azimuths varied between 60° and 359°, dips between -55° and -88° and depths up to 304.04m.

True thicknesses are approximately 90% and 87% for Lavrinha and Nosde mines respectively from the apparent thicknesses shown in the following tables. Core recovery for the Apoena Mine is typically 98%.

Updated Mineral Resource and Mineral Reserve Estimates

Nosde & Lavrinha Deposits

Near mine exploration drilling in Lavrinha and Nosde increased the mineral resources footprint and generated an integrated model for Lavrinha and Nosde which connects these mines from SE to NW at depth. The integrated model was established and used to report Mineral Resources for Nosde and Lavrinha Mines in 2023 and onward. In 2024 pit inclusion more deeper drilling between Nosde and Lavrinha mines created additional mineralization zones, which increased mineral inventories for both deposits. As a result, the new pit optimization with higher prices combined both mines in one large pit to be used for Mineral Resource and Mineral Reserve estimation.

Mineral Resources. We estimate that the Mineral Resources (exclusive of Mineral Reserves) at the Nosde & Lavrinha mine, as of December 31, 2024, are as follows:

Mines	Category	Tonnage (t)	Grade Au (g/t)	Contained Au (oz)	Cut-off grades (g/t)	Metallurgical recovery (%)
Nosde & Lavrinha	Measured	124,881	0.62	2,502	0.39	93.5
	Indicated	1,640,663	0.94	49,644	0.39	93.5
	M&I	1,765,544	0.92	52,146	0.39	93.5
	Inferred	1,649	1.69	89,809	0.39	93.5

Notes and Assumptions*:

(1)       The mineral resource estimate has an effective date of December 31, 2024.

(2)       The Mineral Resource estimate is reported on a 100% ownership basis.

(3)       Mineral Resource exclusive of Mineral Reserve.

(4)       Mineral resources do not have demonstrated economic viability.

(5)       S-K 1300 definitions were used to estimate Mineral Resources.

(6)       Mineral Resources are reported in situ from one single optimized pit shell for both open pit mines.

(7)       The cut-off grade for the estimate of mineral resources is 0.39 g/t Au.

(8)       The Measured, indicated and inferred mineral resources are contained within a limiting pit shell (using 2,200US$ /oz. gold price).

(9)       A density model based on alteration and rock type was established for volume to tonnes conversion averaging 2.74 tonnes /m3.

(8)       Contained metal figures may not add due to rounding.

(9)       Surface Topography as of December 31, 2024.

Mineral Reserves. We estimate that the Mineral Reserves at the Nosde & Lavrinha mines, as of December 31, 2024, are as follows:

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Mines	Category	Tonnage (t)	Grade Au (g/t)	Contained Au (oz)	Cut-off grades (g/t)	Metallurgical recovery (%)
Nosde & Lavvrinha	Proven	2,244,886	0.74	53,503	0.47	93.5
	Probable	7,388,717	1.06	250,755	0.47	93.5
	P&P	9,633,602	0.98	304,258	0.47	93.5

Notes & Assumptions*:

(1)	S-K 1300 definitions were used to estimate Mineral Reserves.

(2)	The Mineral Reserves estimate is reported on a 100% ownership basis.

(3)	Mineral Reserves have an effective date of December 31, 2024.

(4)	The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

(5)	The cut-off grade for the estimate of mineral resources is 0.47 g/t Au.

(6)	Mineral Reserves are confined within an optimized pit shell that uses the following parameters: gold price 2,000 US$, exchange rate of 5.30 Brazilian Real : US$1.00; total process cost: US$13.32/t; mining costs: US$2.16/t, general and administrative costs: US$4.42/t; sustaining costs: US$ 0.33/t processed; metallurgical recovery of 93.5%; mining recovery 95% for meta arenite and 98% for schist, mining dilution of 20%; overall slope angle 38°.

(7)	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

(8)	Surface Topography as of December 31, 2024.

Pau-a-Pique Deposit

Mineral Resources. We estimate that the Mineral Resources at the Pau-a-Pique mine, as of December 31, 2024, are as follows:

Mineral Resources Category	Tonnes (t)	Au (g/t)	Contained Au oz	Cut-off grades (g/t)	Metallurgical recovery (%)
Measured	242,180	3.19	24,850	1.34	93.5
Indicated	601,660	2.71	52,450	1.34	93.5
Measured & Indicated	843,840	2.85	77,300	1.34	93.5
Inferred	71,330	2.47	5,660	1.34	93.5

Notes & Assumptions*

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. Please see “Risk Factors.”

(5)	Contained metal figures may not add due to rounding.

(6)	Mineral Resources are estimated in situ using a long-term gold price of US$1,750 per ounce for Pau-a-pique underground mine.

(7)	Based on a cut-off grade of 1.34 g/t Au and minimum width of 2 m.

(8)	Mineral Resources are estimated from the 410 m EL to the 65 m EL, or from approximately 30 m depth to 500 m depth from surface.

(9)	End of the year mining depletion shapes used to estimate remaining resources.

(10)	Density models based on rock types were used for volume to tonnes conversion with resources averaging 2.77 tonnes/m3.

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Ernesto Deposit

Mineral Resources. We estimate that the Mineral Resources (exclusive of Mineral Reserves) at the Ernesto mine, as of December 31, 2024, are as follows:

Mineral Resources Category	Tonnes (t)	Au (g/t)	Contained Au oz	Cut-off grades(g/t)	Metallurgical recovery(%)
Measured	—	—	—	—	—
Indicated	50,982	0.81	1,332	0.39	93.5
Measured & Indicated	50,982	0.81	1,332	0.39	93.5
Inferred (Underground)	472,000	2.32	35,230	1.5	93.5

Notes & Assumptions*

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resources are exclusive to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. Please see “Risk Factors.”

(5)	Contained metal figures may not add due to rounding.

(6)	Mineral Resource are reported in situ from an optimized pit at US$2,200/oz gold price and at a cut-off grade of 0.39 g/t Au inside the optimized resource pit.

(7)	Density models based on rock types were used for volume to tonnes conversion with resources averaging 2.65 tonnes/m3.

(8)	Inferred Resources are reported in two parts, inferred (OP) which is mineable by an open pit operation and Inferred (UG) which only can be mined by an underground operation. Inferred (UG) Mineral Resources are reported at a cut-off grade of 1.5 g/t.

(9)	Surface topography is based on December 31, 2024.

Mineral Reserves. We estimate that the Mineral Reserves at the Ernesto deposit, as of December 31, 2024, are as follows:

Mineral Reserve Category	Tonnes (t)	Au (g/t)	Contained Au oz	Cut-off grades (g/t)	Metallurgical recovery (%)
Proven	–	–	–	–	–
Probable	242,766	1.11	8,656	0.47	93.5
Proven & Probable	242,766	1.11	8,656	0.47	93.5

Notes & Assumptions*

(1)	S- K 1300 definitions were used to estimate Mineral Reserves.

(2)	The Mineral Reserves estimate is reported on a 100% ownership basis.

(3)	Mineral Reserves are the economic portion of Measured and Indicated Mineral Resources. Mineral Reserve estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary with specific reserve sources and are influenced by several factors including deposit type, deposit shape and mining methods.

(4)	The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

(5)	Mineral Reserve estimated in situ using pit designs which have been optimized using only Indicated Resources at $2,000/oz. gold price.

(6)	Mineral Reserves were estimated at a cut-off grade of 0.47 g/t Au and applying 20 % dilution factor with 98% mining recovery.

(7)	Ounces are estimates of metal contained in ore tonnages and do not include allowances for processing losses.

(8)	Contained metal figures may not add due to rounding.

(9)	Surface topography based on December 31, 2024.

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Japonês Deposit

Mineral Resources. We estimate that the Mineral Resources (exclusive of Mineral Reserves) at the Japonês deposit as of December 31, 2024, are as follows:

Mineral Resources Category	Tonnes (t)	Au (g/t)	Contained Au oz	Cut-off grades (g/t)	Metallurgical recovery (%)
Measured	–	–	–	–	–
Indicated	37,460	1.12	1350	0.40	93.5
Measured & Indicated	37,460	1.12	1350	0.40	93.5
Inferred	4,370	1.37	190	0.40	93.5

Notes & Assumptions*

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resources are exclusive to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. Please see “Risk Factors.”

(5)	Contained metal figures may not add due to rounding.

(6)	Mineral Resources estimated in situ and based on an optimized pit shell using US$1,900/oz gold and at a cut-off grade of 0.40 g/t Au.

(7)	Density models based on rock types were used for volume to tonnes conversion with resources averaging 2.76 tonnes/m3.

(8)	Surface topography based on December 31, 2023.

Mineral Reserves. We estimate that the Mineral Reserves at the Japonês deposit, as of December 31, 2024, are as follows:

Mineral Resources Category	Tonnes (t)	Au (g/t)	Contained Au oz	Cut-off grades (g/t)	Metallurgical recovery (%)
Proven	—	—	—	—	—
Probable	245,230	1.04	8,200	0.47	93.5
Proven & Probable	245,230	1.04	8,200	0.47	93.5

Notes & Assumptions*

(1)	S-K 1300 definitions were used to estimate Mineral Reserves.

(2)	The Mineral Reserves estimate is reported on a 100% ownership basis.

(3)	Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources. Mineral Reserve estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary with specific reserve sources and are influenced by several factors including deposit type, deposit shape and mining methods.

(4)	The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. Please see “Risk Factors.”

(5)	The Mineral Reserves estimate is based on a designed pit using only Measured and Indicated resources, which has been optimized using US$1,700/oz. gold price.

(6)	Mineral Reserve were estimated at cut-off grade of 0.47 g/t Au and applying 40% dilution factor and 98% mining recovery.

(7)	Ounces are estimates of metal contained in ore tonnages and do not include allowances for processing losses. Metallurgical recovery rates which are representative of the estimated amount of metal to be recovered through metallurgical extraction processes are only used for cut-off grade calculation and pit optimization.

(8)	Contained metal figures may not add due to rounding.

(9)	Surface topography based on December 31, 2023.

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Ernesto-Lavrinha Connection

Exploration drilling during 2020 and 2021 in the east of Lavrinha Pit and Old Ernesto Pit showed that the Ernesto Middle trap is continuous and exposed near-surface again to the west of Old Ernesto Pit. Although the Mineral Resources in this zone can be categorized as an extension of the Lavrinha or Ernesto deposit, due to its distance from the existing Lavrinha and Ernesto Pit, they are expected to be mined as a separate small pit or as an extension of the old Ernesto pit.

Mineral Resources. We estimate that the Mineral Resources (exclusive of Mineral Reserves) at Ernesto-Lavrinha connection deposit as of December 31, 2024, are as follows:

Mineral Resources Category	Tonnes (t)	Au (g/t)	Contained Au oz	Cut-off grades (g/t)	Metallurgical recovery (%)
Measured	—	—	—	—	—
Indicated	648,548	1.05	21,834	0.40	93.5
Measured & Indicated	648,548	1.05	21,834	0.40	93.5
Inferred	99,037	0.87	2,770	0.40	93.5

Notes & Assumptions*

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resources estimate is reported on a 100% ownership basis.

(3)	Mineral Resources are exclusive to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. Please see “Risk Factors.”

(5)	Contained metal figures may not add due to rounding.

(6)	Mineral Resource estimate is reported in situ and based on an optimized pit shell using US$1,900/oz gold and at a cut-off grade of 0.40 g/t Au.

(7)	Density models based on rock types were used for volume to tonnes conversion with resources averaging 2.73 tonnes/m3.

(8)	Surface topography based on December 31, 2024.

Mineral Reserves. We estimate that the Mineral Reserves at Ernesto-Lavrinha connection deposit, as of December 31, 2024, are as follows:

Mineral Resources Category	Tonnes (t)	Au (g/t)	Contained Au oz	Cut-off grades (g/t)	Metallurgical recovery (%)
Proven	—	—	—	—	—
Probable	801,150	0.95	24,500	0.40	93.5
Proven & Probable	801,150	0.95	24,500	0.40	93.5

Notes*

(1)	S-K 1300 definitions were used to estimate Mineral Reserves.

(2)	The Mineral Reserves estimate is reported on a 100% ownership basis.

(3)	Mineral Reserves are the economic portion of Measured and Indicated Mineral Resources. Mineral Reserve estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary with specific reserve sources and are influenced by several factors including deposit type, deposit shape and mining methods.

(4)	The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. Please see “Risk Factors.”

(5)	The Mineral Reserves estimate is reported in situ and based on a designed pit using only Measured and Indicated resources, which has been optimized using US$1,700/oz. gold price.

(6)	Mineral Reserves were estimated at cut-off grade of 0.47 g/t Au and applying 40% dilution factor and 98% mining recovery.

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(7)	Ounces are estimates of metal contained in ore tonnages and do not include allowances for processing losses. Metallurgical recovery rates which are representative of the estimated amount of metal to be recovered through metallurgical extraction processes are only used for cut-off grade calculation and pit optimization.

(8)	Contained metal figures may not add due to rounding.

(9)	Surface topography based on December 31, 2024.

Mineral Resource and Reserves Change from 2023 to 2024:

The effective date of Mineral Resources and Mineral Reserves for Apoena mine disclosed in this section is December 31, 2024. The effective date of Mineral Resources and Mineral Reserve in the most recent technical report for the Apoena mines is October 31, 2023. Since then, we had additional exploration drilling and also mining activities in the Apoena mines. In particular, for Ernesto mine, we reported Mineral Resources and Mineral Reserves at the end of the year 2024 minus depletion. The changes since the effective date of the technical report are not material.

Recent exploration at Apoena focused on closing the gap between the Nosde and Lavrinha mines, enabling a combined pit design that incorporates mineralization within the connecting schist layer. Infill drilling confirmed the continuity of the Upper Trap zone, adding new resources to the Mineral Resource inventory. At Nosde, drilling also converted existing resources and confirmed mineralization at depths of 300m and 450m (Middle and Lower Traps), with an average depth of 380m. Drilling in the connection zone further improved geological understanding of local mineralization.

Proven and Probable Mineral Reserves included the replacement of 100% of depleted ounces with a net 69,000oz added, representing a 25% increase in ounces.

Notably, Inferred Mineral Resources increased by 123% as a result of infill and exploration drilling in Nosde and Lavrinha mines.

Operational Updates

The table below sets out selected operating information for the mines at commercial stage at the Apeona, consolidated for the periods indicated.

	For the three months ended December 31		For the twelve months ended December 31
Operating Statistics	2024	2023	2024	2023
Ore mined (tonnes)	633,376	469,215	2,134,095	965,651
Waste mined (tonnes)	3,457,366	2,636,931	14,119,865	11,560,060
Total mined (tonnes)	4,090,742	3,106,146	16,253,960	12,525,711
Waste to ore ratio	5.46	5.62	6.62	11.97
Ore plant feed (tonnes)	351,755	436,261	1,421,126	1,505,630
Grade (g/tonne)	0.70	1.10	1.01	1.01
Recovery (%)	90%	90%	91%	92%
Production (ounces)	7,121	15,217	37,173	46,006
Sales (ounces)	9,944	14,727	39,019	44,324
Average cash operating cost per ounce of gold produced (US$)	1,793	1,125	1,189	1,170

Results for Apoena Mines during the fourth quarter of 2024 are as follows:

•	In the fourth quarter of 2024, grades reached 0.70 g/t Au, a 37% decrease when compared to the third quarter of 2024, and 16% when compared to the third quarter of 2024. In the year, average grades reached 0.90 g/t Au, an 11% decrease when compared to 2023. Both quarter and year reductions are due to the delays in getting permits for the Nosde pit expansion, which have all been obtained in early 2025.

•	In the fourth quarter of 2024, total ore mined in Apoena increased by 35% when compared to the fourth quarter of 2023, primarily due to accessing mineralized regions that were still under development in the third quarter. Despite the increase in ore mined, plant feed in the fourth quarter of 2024 decreased by 19% from the fourth quarter of 2023. This decrease was related to a delay in the mill lining replacement, and a blend with a higher percentage of competent material compared to the fourth quarter of 2023. Additionally, Apoena did not go under a shutdown for the mill lining replacement maintenance in the fourth quarter of 2023 (which typically takes 4-5 days), increasing the comparative base.

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Aranzazu Mine

Qualified Person

Parts of this section are derived from the technical report summary, entitled “S-K 1300 Technical Report Summary on the Aranzazu Mine, Zacatecas, Mexico,” issued March 28, 2025, with an effective date of December 31, 2024, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person. The technical report summary is included as an exhibit to the registration statement of which this prospectus forms a part.

History, Location and Ownership

Aranzazu is a production stage property located within the Municipality of Concepcion del Oro in the State of Zacatecas, Mexico near its northern border with the State of Coahuila. The property is situated in a rugged mountainous area and can be accessed either from the city of Zacatecas, located 250 km to the southwest, or from the city of Saltillo, located 112 km to the northeast in the State of Coahuila. Both Zacatecas and Saltillo have modern airports with daily flights to and from Mexico City and parts of the United States. Aranzazu lies on the western edge of the town of Concepcion del Oro, with a population of approximately 6,500 people. Most of the families have had a historic connection to mining, resulting in the availability of a semi-skilled to skilled workforce. The property is located at approximate Universal Transverse Mercator (“UTM”) coordinates of 254,000 East and 2,723,850 North in zone 14 WGS 84, or 101°25’45” West longitude and 24°36’33” North latitude.

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Location Map

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Mineral Concession Map

The mine facilities are at an elevation of approximately 2,150 meters above sea level (“masl”), with the surrounding mountains reaching elevations of 3,300 masl. The area is semi-arid and moderately vegetated with acacia shrubs, scrub trees and bushes, Joshua trees and various cacti. The average high temperature in the summer is about 22°C and the average winter high is about 15°C. The average summer low temperature is about 15°C and the average winter low temperature is about 5°C. The area receives approximately 432 mm of rain annually and annual pond evaporation is estimated at 1983 mm. The majority of the rain falls during the wet season from June through October, and the 50-year recurrence interval 24-hour storm is estimated at 93 mm. Occasionally, snow does occur in the area, but quickly melts on all but the most protected northern slopes. The climate is mild year-round and poses no limitations to the length of the operating season. Freezing temperatures can occur overnight but quickly warm to above freezing during daylight hours.

Historical mining activities began in the district as early as 1548. In 1891, the Mazapil Copper Company of Manchester, England began mining and smelting operations that continued through to 1962. From 1962 until 2008, various companies have owned and operated the Aranzazu Mine.

After shutting down in 1992 due to low metal prices and a labor dispute, the mining operations were restarted on a limited scale in 2007 by a private Mexican company. Aura Minerals acquired 100% of the Aranzazu Mine (formerly known as the El Cobre project) in June 2008. Production was suspended in January 2009 but restarted on a limited basis in 2010, with commercial production declared effective February 1, 2011.

Summary of Aranzazu Production (2022 to 2024)

	Head Grades
Year	Mill Feed (tonnes)	Cu (%)	Au (g/t)	Au (g/t)	Conc (tonnes)
2022	1,220	1.46	0.86	18.9	75.6
2023	1,210	1.51	0.87	20.6	73.0
2024	1,229	1.50	0.83	21.6	77.6

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Aura Minerals owns the Aranzazu Property indirectly through its 100% owned subsidiary Newington Corporation S.L. (Newington) which, in turn, holds 100% of the Aranzazu Property through its Mexican subsidiary Aranzazu Holding S.A. de C.V. (Aranzazu Holding).

One potential and ongoing issue with surface rights is that squatters have constructed homes in some areas near the edges of the town on the mineral concessions. Within the town, some portions of the water supply pipeline serving the mine were built over the decades prior to acquisition by Aura Minerals. Should the mine require access to or direct use of these lands in the future, they may be obligated to lease or purchase the surface rights to these areas.

Mining and Processing Methods

Extensive mining operations have been carried out within the Aranzazu Property. There are two main open pits: the western Arroyos Azules Pit and the eastern Security Pit. The underground workings extend over a strike length of 2,000 m, although future mining included in Mineral Reserves is concentrated over a strike length of 1,200 m. Mining has progressed to approximately 600 metres below surface (mbs) with plans to extend to 800 mbs by the end of the mine life in the GHFW zone. Level spacing ranges from 20 m to 30 m depending on mining methods and ore geometry.

Underground access is gained through two portals. Portal Norte is located in the mined out Arroyos Azules Pit and is primarily used for light equipment underground access. Portal Santa Barbara is in the mined out Security Pit and is the primary haulage route because it is located closer to the surface or stockpiles and offers the shorter haul distance. Three main ramps connect the mine entrances to the various mining areas.

Production mining is completed by mining contractors using conventional longhole stoping techniques. Two different longhole methods are used depending on mineralization width and orientation. Transverse stoping is typically used where mineralization exceeds 8 m in width. In this method stope access crosscuts are driven from the haulage drive across the mineralization perpendicular to strike. Transverse stoping is executed in a primary-secondary arrangement in stope lengths of up to 20 m.

Aranzazu began using longitudinal stoping in late 2023 to mine the GHHW zone where ore widths are typically narrower. Longitudinal stoping is now typically planned where mineralized widths are less than 8 m and used down to a minimum mining width of 2.0 m. Longitudinal stoping is primarily planned in the CAB and GHHW zones, with minor occurrences in the GHFW zone. The use of this method at Aranzazu is currently being refined as more experience is gained.

The Aranzazu processing facilities consist of conventional primary, secondary, and tertiary crushing and screening circuits to produce an 80% passing (P80) 6 mm feed material for the primary grinding circuit. The grinding circuit consists of the three primary ball mills operating in parallel at 95% availability for 365 operating days per year. This yields a throughput of 1,225,672 tpa, and a daily rate of 3,358 tpd. Each mill is closed by hydro cyclones for classification, to produce a P80 220 μm product.

The combined cyclone overflow product will flow to flotation, consisting of conditioning, four rougher tank cells, two banks of conventional rougher, and two banks of conventional scavenger flotation cells. The four tank cells and the first of two conventional rougher flotation banks produce the final concentrate with a copper grade of 22% to 23%. Banks 3 and 4 produce a scavenger concentrate, which is returned to the feed box of the conditioner. The thickener overflow will report to the process water tank, and the thickener underflow will be pumped to the concentrate filters for dewatering and shipping. The tailings from the last bank of scavenger flotation cells will be pumped to the final TFS.

Production data for the years 2022 to 2024 indicate consistent operating rates, copper, gold and silver head grades, and copper, gold and silver recoveries during the period. The average daily production rate for the three-year period was 3,361.1 tpd.

Copper, gold, silver, and arsenic head grades averaged 1.51%, 0.83 g/t, 20.2 g/t, and 0.12%, respectively, with little variance during the period. Copper, gold, silver, and arsenic recoveries to concentrate averaged 91.3%, 81%, 63.6%, and 64.9%, respectively. Copper, gold, silver, and arsenic concentrate grades averaged 22.0%, 11.1 g/t, 209.0 g/t, and 1.3%, respectively.

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Permit conditions

Prior to December 21, 2005, exploration concessions were granted for a period of six years in Mexico and could be converted to exploitation concessions thereafter. However, as of December 21, 2005 (by means of an amendment made on April 28, 2005, to the Mexican mining law), there is now only one type of mining concession. Therefore, as of that date, there is no distinction between exploration and exploitation concessions on all new titles granted. All mineral concessions are now granted for a 50-year period and are extendable provided that the application is made within the five-year period prior to the expiry of the concession and that the concessions are kept in good standing. For the concessions to remain in good standing, a biannual fee must be paid to the Mexican government, and a report must be filed in May of each year that covers the work performed on the property between January and December of the preceding year.

Aura notes that it controls surface rights covering all mineral concession areas as these rights were transferred to Aranzazu Holding from Macocozac S.A. de C.V (Macocozac) at the time of Aura’s purchase of the Aranzazu Property.

A number of the mineral concessions that form the Aranzazu Property were established prior to the current mineral concession staking regulations and consist of irregular shapes and orientations. The 43 mineral concessions are mostly contiguous and vary in size, for a total property area of approximately 12,528 ha. Concession duties are paid semi-annually and the yearly total for 2024 is approximately MXN2.7 million (or US$0.1 million converted using an exchange rate of MXN20.8829 per US$1.00, the U.S. dollar commercial selling rate published by the Central Bank of Mexico (the FIX rate) as of December 31, 2024).

Within the town, some portions of the water supply pipeline serving the Mine were built over during the decades prior to acquisition by Aura. Should the Mine require access to or direct use of these lands in the future, they may be obligated to lease or purchase the surface rights to these areas.

Up to suspension of operations in January 2015, Aura had acquired and maintained the required licenses for operation of the mine and supporting activities including explosives handling and use, hazardous waste management, and water use.

Aura informed the Mexican regulatory authorities of their intention to restart operations in 2018 and worked to update and renew the necessary permits. We have the required environmental permits to conduct the existing work on the property.

To the extent known, the Aranzazu Property is not subject to any other royalties, back-in rights, or other encumbrances.

Processing plants and other available facilities

The Aranzazu processing facilities consist of conventional primary, secondary, and tertiary crushing and screening circuits to produce a P80 6 mm feed material for the primary grinding circuit. The grinding circuit consists of the three primary ball mills operating in parallel at 95% availability for 365 operating days per year. This yields a throughput of 1,225,672 tpa, and a daily rate of 3,358 tpd. Each mill is closed by hydro cyclones for classification, to produce a P80 220 μm product.

The combined cyclone overflow product will flow to flotation, consisting of conditioning, four rougher tank cells, two banks of conventional rougher, and two banks of conventional scavenger flotation cells. The four tank cells and the first of two conventional rougher flotation banks produce the final concentrate with a copper grade of 22% to 23%. Banks 3 and 4 produce a scavenger concentrate, which is returned to the feed box of the conditioner. The thickener overflow will report to the process water tank, and the thickener underflow will be pumped to the concentrate filters for dewatering and shipping. The tailings from the last bank of scavenger flotation cells will be pumped to the final TFS.

Production data for the years 2022 to 2024 indicate consistent operating rates, copper, gold and silver head grades, and copper, gold and silver recoveries during the period. The average daily production rate for the three-year period was 3,361.1 tpd.

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Copper, gold, silver, and arsenic head grades averaged 1.51%, 0.83 g/t, 20.2 g/t, and 0.12% respectively with little variance during the period. Copper, gold, silver, and arsenic recoveries to concentrate averaged 91.3%, 81%, 63.6%, and 64.9% respectively. Copper, gold, silver, and arsenic concentrate grades averaged 22.0%, 11.1 g/t, 209.0 g/t, and 1.3% respectively.

Total cost or book value of property

The total net book value of this property, plant and equipment is US$127.6 million.

Operations

Since 2018, the Company has achieved major milestones in the Aranzazu Mine including paying any outstanding debt with suppliers and contractors from before the 2015 mine shut down, construction of the TD5, exceeding certain KPIs (such as gold and copper recoveries, significant cash cost reduction due to increased production as a result of plant capacity increase, improvement in mine and plant efficiencies and increase of copper prices) as compared to the full feasibility study. In addition, in 2023, Aura drilled 25,972.20m in 67 exploration drill holes in Aranzazu and surrounding targets and 7,968.65m in 8 holes in El Cobre.

The following are updates from 2024:

Exploration Activities

Glory Hole Zone, or “GHZ” – GHZ is the primary focus of the infill drilling campaign at the Aranzazu Mine. Exploration drilling aimed to: (i) convert known inferred resources to indicated resources; and (ii) test down dip of known inferred resources and down plunge to the southeast towards Cabrestante. Exploratory drill holes were planned to: (i) extend the BW zone, or “BWZ” to northwest, (a new mineralized zone identified and named BW Connection Zone), and in regional targets such as El Cobre and La Esperanza to check potential for Cu and Au skarn mineralization; and (ii) extend the GHZ and Cabrestante zones down plunge for additional inferred resources.

The table below shows drilling information at the Aranzazu Mine for the year ended December 31, 2024.

Aranzazu
Hole	East	North	RL	Depth (m)	TYPE	Dip	Azimuth
M-23-0099	254595.121	2723841.655	1724.180	340.250	DDH	(-86.00)	169.94
M-23-0100	253660.737	2724342.613	1932.500	270.000	DDH	(-25.80)	159.22
M-24-0198	254863.170	2723835.650	1875.860	500.000	DDH	(-63.97)	227.96
M-24-0197	254863.420	2723836.460	1875.880	487.700	DDH	(-73.38)	214.85
M-24-0209	258019.770	2721299.720	2031.740	850.000	DDH	(-50.21)	270.02
M-24-0208	254768.030	2723098.190	2238.680	942.050	DDH	(-63.93)	89.97
M-24-0195	254863.280	2723835.380	1875.920	472.350	DDH	(-58.53)	220.92
M-24-0194	254863.320	2723835.570	1875.880	457.750	DDH	(-69.40)	236.41
M-24-0189	257806.940	2720578.810	2055.060	850.550	DDH	(-41.83)	155.58
M-24-0207	254767.600	2723098.350	2239.230	1050.400	DDH	(-58.46)	110.81
M-24-0196	254861.780	2723837.660	1875.890	730.000	DDH	(-60.97)	293.11
M-24-0188	258281.170	2720898.650	1990.860	850.800	DDH	(-45.01)	270.10
M-24-0206	254767.660	2723098.180	2239.070	872.400	DDH	(-63.88)	109.57
M-24-0185	254766.420	2723098.740	2239.170	714.090	DDH	(-62.44)	359.00
M-24-0192	254861.510	2723835.220	1875.870	429.500	DDH	(-65.95)	247.89
M-24-0193	254866.150	2723836.160	1875.880	584.450	DDH	(-56.55)	237.91
M-24-0187	257806.350	2720579.690	2054.840	850.500	DDH	(-60.20)	269.73
M-24-0184	254767.040	2723098.970	2239.450	750.350	DDH	(-58.66)	9.28
M-24-0183	254666.990	2723100.580	2248.970	657.200	DDH	(-72.87)	183.50
M-24-0186	257806.070	2720579.660	2054.720	863.300	DDH	(-44.49)	269.53
M-24-0191	254862.180	2723835.680	1876.080	558.450	DDH	(-64.02)	265.80
M-24-0182	254666.380	2723100.420	2249.380	600.500	DDH	(-65.43)	199.58
M-24-0190	254862.060	2723835.680	1875.910	444.800	DDH	(-59.72)	254.16
M-24-0181	254667.010	2723100.590	2249.390	602.150	DDH	(-64.00)	170.50
M-24-0180	254666.790	2723100.600	2249.380	502.200	DDH	(-68.08)	179.54
M-24-0179	252379.560	2724905.160	2347.180	800.000	DDH	(-55.96)	58.01
M-24-0173	254655.630	2723927.980	1726.860	438.400	DDH	(-84.99)	70.45
M-24-0178	253399.000	2724755.250	2300.590	624.100	DDH	(-53.48)	161.39
M-24-0171	254653.070	2723929.190	1726.040	302.750	DDH	(-77.40)	291.31
M-24-0177	253398.730	2724755.080	2300.290	644.200	DDH	(-61.45)	157.00
M-24-0172	254654.930	2723926.570	1726.160	480.350	DDH	(-83.17)	149.77
M-24-0176	253398.570	2724754.590	2299.920	621.200	DDH	(-59.50)	162.98
M-24-0175	253398.350	2724754.950	2299.930	602.500	DDH	(-58.00)	168.99

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Glory Hole Infill Drilling

The infill drilling was focused on the Glory Hole in the footwall zone (FW) which is the main target of mine planning and current production. A total of 8,442 meters were drilled in 18 drill holes with a grid of 50*50m to convert resources from Inferred to Indicated. This program was executed from underground mainly from access in the ramp 1730. The best results are shown in the table below:

Hole	Zone	From(m)	To(m)	Apparent Width(m)	Cu(%)	Au(g/t)	Ag(g/t)	TCR(%)*
M-24-0172	GH_FW	375.52	387.85	12.33	2.22	1.74	29.01	100
M-24-0196	GH_FW	584.93	600.62	15.69	1.34	0.47	9.04	100
M-24-0199	GH_FW	619.40	626.72	7.32	1.08	0.66	619.40	100

*TCR(%) is total core recovery in percentage

Glory Hole HW Drilling

Diamond drilling, which was conducted to delineated mineral resources in GHFW zone, intersected and delineated the HW zone as well. A few of the best intercepts for HW zone are presented in the table below:

Hole	Zone	From(m)	To(m)	Apparent Width(m)	Cu(%)	Au(g/t)	Ag(g/t)	TCR(%)*
M-24-0172	GH_HW	214.88	235.40	20.52	1.91	0.61	25.73	100
M-24-0175	GH_HW	535.48	541.71	6.23	1.04	0.27	15	60
M-24-0191	GH_HW	333.20	338.65	5.45	5.79	2.20	69.24	100
M-24-0196	GH_HW	432.64	445.64	13.00	1.43	0.34	21.34	100
M-24-0199	GH_HW	499.65	514.61	14.96	2.54	2.07	35.63	100
M-24-0200	GH_HW	393.05	400.88	7.83	1.08	0.19	9.78	100
M-24-0201	GH_HW	472.75	496.21	23.46	1.59	0.55	18.55	100

*TCR(%) is total core recovery in percentage

Cabrestante

The Cabrestante area is a skarn deposit located to the southeast of Glory Hole and has been partially mined in the past.

During the year ended December 31, 2024, two drill holes (for total of 1464.0m) were drilled in Cabrestante SW zone to expand this part of Cabrestante down dip and add inferred mineral resources.

Hole	Zone	From(m)	To(m)	Apparent Width(m)	Au(g/t)	Cu(%)	Ag(g/t)	TCR(%)*
M-24-0184	Cabrestante	547.38	560.15	12.77	0.22	10	0.806	100
M-24-0185	Cabrestante	454.4	457.4	3	0.22	25	0.631	100

*TCR(%) is total core recovery in percentage

BW zone connection drilling

The BW zone area is a skarn deposit located to the northwest of Glory Hole and is the further most zone in the NW of Aranzazu mine which has been mined in the past and almost completely depleted. The Connection zone is an extension of the BW zone toward northwest that has few historical holes but mainly was the target of new exploration activities in 2023. In connection with an exploration program in 2024, a total of 3,592 meters were

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drilled in 5 holes to evaluate the potential continuity of mineralization. Previous results confirmed 500m strike and 700m down dip mineralization continuity. With the completion of drilling in BW connection in 2024, and inferred mineral resources estimated for this zone and add to Aranzazu mineral resources inventories. One of the best intercepts for BW connection zone are presented in the table below:

Hole	Zone	From(m)	To(m)	Apparent Width(m)	Au(g/t)	Cu(%)	Ag(g/t)	TCR(%)*
M-24-0176	Connexion	535.48	541.71	6.23	1.043	0.27	15	98

La Esperanza exploration drilling

The La Esperanza is located to the South of Glory Hole zone and has been mined in the past. 4 drill holes, totaling 2,362 meters, were drilled below level 6 to test mineralization continuity. Two of the best intercepts for La Esperanza zone are presented in the table below:

Hole	Zone	From(m)	To(m)	Apparent Width(m)	Cu(%))	Au(g/t)	Ag(g/t)	TCR(%)*
M-24-0206	Esperanza	706.58	721.43	14.85	1.08	0.46	10.33	100
M-24-0208	Esperanza	829.10	839.82	10.72	1.26	0.54	11.00	100

El Cobre exploration drilling

For El Cobre (a major regional target for skarn mineralization), exploration drilling focused on testing the continuity of mineralization in San Antonio skarn zone. A total of 3,790 meters were drilled in 4 holes and confirmed skarn mineralized zones. A new interpretation is in progress to determine the next steps for the exploration plan.

2024 Mineral Resources and Mineral Reserves Estimates

SLR conducted an audit and review of the Aranzazu Mineral Resource estimate prepared by Aura using drill hole data available as of July 31, 2024. The database includes 2,585 drill holes totaling 437,077.56 m, comprising 218,317 copper assays, 208,766 gold assays, and 211,579 silver assays. Three-dimensional wireframe models were developed using a nominal NSR threshold of US$45/t across all zones. Assays were composited to two meter intervals and capped by zone prior to interpolation.

Copper, gold, and silver grades within the wireframes were interpolated into the block model using either the ordinary kriging (OK) method or the inverse distance squared (ID2) method, depending on the zone. Block density was estimated using drill core density measurements, which ranged between 2.03 t/m³ and 5.51 t/m³.

Blocks were classified as Measured, Indicated, or Inferred based on local drill hole spacing and proximity to existing underground development. The drill hole spacing criteria were established through variography and adjusted to reflect geological understanding, grade continuity, and consistent classification shapes.

A minimum thickness of two meters was applied during the creation of mineralized domains, and depletion solids were generated to remove isolated blocks exceeding the NSR cut-off value of US$50/t. These adjustments ensure compliance with RPEE.

The Qualified Persons for the updated Mineral Resources and Mineral Reserve are Marie-Christine Gosselin, P. Geo. and Murray Dunn, P. Eng respectively who are employees of SLR Consulting (Canada) Ltd, or “SLR.”

The Qualified Person estimates Mineral Resources at the Aranzazu Mine, as of December 31, 2024, as follows:

Mineral Resource Estimate

Mineral Resources Category	NSR Cut-off (US$/t)	Tonnes (‘000)	Cu (%)	Cu (‘000 lbs.)	Au (g/t)	Au (‘000 oz)	Ag (g/t)	Ag (‘000 oz)	Metallurgical recovery (%)
Measured	50	6,069	1.06	0.80	17	141,893	155	3,262
Indicated	50	4,167	0.81	0.47	14	74,710	64	1,915	91.3% Cu, 79.5%Au, 62.8%Ag
Measured + Indicated	50	10,236	0.96	0.67	16	216,603	219	5,178
Inferred	50	5,623	0.82	0.44	14	101,897	79	2,496

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* Notes:

(1)	Mineral Resources is used as defined in S-K 1300. See “Scientific and Technical Information.”

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resources are reported on an in-situ basis without applying mining dilution, mining losses, or process losses.

(4)	Mineral Resources are estimated at an NSR cut-off value of US$50/t.

(5)	Mineral Resources are estimated using long-term price of US$2,000 per ounce of gold, US$4.20 per pound of copper, US$25 per ounce of silver, metallurgical recoveries of 91.3% Cu, 79.5% Au, and 62.8% Ag, and a US$/MXN exchange rate of 1:20.5.

(6)	The NSR formula is as follows: NSR = 74.553 x Cu (%) + 47.932 x Au (g/t) + 0.431 x Ag (g/t).

(7)	A minimum mining width of 2.0 m was used.

(8)	Estimated bulk density ranges between 2.03 tonnes/m3 and 5.51 tonnes/m3.

(9)	Mineral Resources are exclusive of Mineral Reserves.

(10)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(11)	Reasonable prospects for economic extraction were met by applying a minimum mining width of 2.0 m, ensuring grade continuity above the cut-off value, and by excluding non-mineable material prior to reporting.

(12)	Metallurgical recoveries reported as the average over the life of mine.

(13)	Numbers may not add or multiply correctly due to rounding.

We estimate Mineral Reserves at the Aranzazu Mine, as of the date indicated, as follows:

Mineral Reserve Estimate

Mineral Reserve Category	NSR Cut-off	Tonnes (‘000)	Cu (%)	Cu (‘000 lbs.)	Au (g/t)	Au (‘000 oz)	Ag (g/t)	Ag (‘000 oz)	Metallurgical recovery (%)
Proven	66.5	6,783	1.10	164,132	0.73	158	16	3,519	91.3Cu%, 79.55Au, 62.8%Ag
Probable	66.5	4,690	0.97	99,970	0.52	79	17	2,611
Proven & Probable	66.5	11,473	1.04	264,102	0.64	237	17	6,129

* Notes:

(1)	Mineral Reserves is used as defined in S-K 1300. See “Scientific and Technical Information.”

(2)	The Mineral Reserves were estimated by Aura and reviewed and accepted by Qualified Persons.

(3)	The Mineral Reserve estimate is reported on a 100% ownership basis.

(4)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(5)	Mineral Reserves are estimated at an NSR cut-off value of US$66.48/tonne.

(6)	Mineral Reserves are estimated using an average long-term price of US$2,000/oz Au, US$4.20/lb Cu, and US$25.00/oz Ag, metallurgical recoveries of 91.3% Cu, 79.5% Au, and 62.8% Ag, and a US$/MXN exchange rate of 1:20.5.

(7)	The NSR formula is as follows: NSR = 74.553 x Cu (%) + 47.932 x Au (g/t) + 0.431 x Ag (g/t).

(8)	A minimum mining width of 2.0 m was used.

(9)	Bulk density is estimated and has an average value of 3.08 tonnes/m3.

(10)	Metallurgical recoveries are reported as average over the life of mine.

(11)	Numbers may not add or multiply correctly due to rounding.

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Mineral Resource Changes from 2023 to 2024:

The summary of major mineral resources changes is as follows: approximately 545,000 tonnes and 1932 M tonnes were converted from the inferred and new areas to measured and indicated categories in the Glory Hole FW and Glory Hole HW zones, respectively. Approximately 463,000 tonnes were added to Glory Hole zone in the inferred mineral resource category. Infill drilling in Cabrestante reduced 78,000 tonnes (23%) from inferred mineral resources and converted approximately 231,000 tonnes to indicated category. The grade in Cabrestante after infill drilling decreased 17% for copper, 14% for silver and decreased 23% for gold in measured and indicated categories. There is no access to the Cabrestante zone at this time, and any future access will require major rehabilitation. Further drilling is required to convert the remaining Inferred mineral resources in Cabrestante to measured and indicated mineral resource categories and test the possibility of further down plunge extension.

The graphic below shows major changes in mineral resources as of December 31, 2024 compared to December 31, 2023 in terms of tonnes and GEO.

GHFW Zone

The graphic below shows major changes in the classification of mineral resources specifically in Glory Hole Zone FW after infill and exploratory drilling in the longitudinal section. All unmined panels above 1400m levels are converted to measured and indicated mineral resource categories and considered as proven and probable categories for the Glory Hole zone in the 2025 mine plan. The panel below the 1400 m level contains inferred resource from a reclassification supported by SLR The GHFW zone at the end of 2024 contains no inferred mineral resources. All level numbers are based on actual elevation above sea level. Panels are the areas between elevation levels in 100m increments.

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GHHW Zone

The image below shows major changes in the classification of resources specifically in Glory Hole Zone HW after exploration and infill drilling. Exploration and infill drilling increased the volume of the GHHW zone by 30% compared to the 2023 updated Mineral Resources. This increase was achieved primarily as a result of drillholes M-24-0196, M-24-0172, M-24-0191, C-24-1410, C-24-1411 and M-24-0173.

Mineral Reserve Changes from 2023 to 2024:

The following is a summary of changes in mineral reserves from 2023 to 2024:

•	An overall increase of 1.3 million tonnes (13%) in proven and probable mineral reserves, a decrease of 48,498 GEO (5%) and a decrease of 1% in the Net Smelter Return (NSR) due to changes in the resource model. The increase in overall tonnes compensates for 11% of 2024 depleted tonnes.

•	The volume of the main ore body of Aranzazu was reduced by 1% due to depletion, after infill drilling and converting mineral resources to mineral reserves by the end of 2024. GHHW Zone has expanded after infill drilling by 48% and accounted for about 42% of the 2024 mineral reserve.

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•	Metal grades for copper in the GHHW Zone were unchanged in 2024 in comparison to 2023 but showed a drop for copper grade by 2% and for gold grade by 4%. MXS represents 2% of tonnes and 2% of GEO of the mineral reserve and the changes in tonnage (down 67% from 2023) and metal grades (down 29% from 2023) are due to depletion. The Cabrestante zone represents the remaining 7% of tonnes and 8% of GEO of the 2024 mineral reserve after infill drilling and converting mineral resources to mineral reserves by the end of 2024.

•	A slight change in NSR cut-off from 2023 (down 6%) was due to the higher commodity prices throughout 2024 and fully optimized mining method.

•	None of the above changes are considered to be material changes for the Company. These changes are part of the normal progression and evolution of resources and reserves within a mine in operation and under exploration at the same time.

Operational Updates

The table below sets out additional selected operating information for Aranzazu for the periods indicated.

	For the three months ended December 31		For the twelve months ended December 31
Operating Statistics	2024	2023	2024	2023
Ore mined (tonnes)	311,013	309,044	1,219,011	1,217,412
Ore processed (tonnes)	312,372	301,819	1,228,601	1,210,462
Copper grade (%)	1.49%	1.58%	1.50%	1.51%
Gold grade (g/tonnes)	0.83	0.90	0.83	0.87
Silver grade (g/tonnes)	22.39	21.69	21.64	20.55
Copper recovery	91.9%	91.8%	90.8%	91.0%
Gold recovery	83.4%	81.0%	81.2%	81.3%
Silver recovery	65.0%	62.1%	63.0%	63.4%
Concentrate production
Copper concentrate produced (DMT)	19,842	18,970	77,640	72,973
Copper contained in concentrate (%)	21.5%	23.0%	21.6%	22.8%
Gold contained in concentrate (g/DMT)	11.0	11.6	10.6	11.7
Silver contained in concentrate (g/DMT)	229.2	214.3	216.1	216.2
Copper equivalent pounds produced and sold (‘000 Lb)	15,002	14,244	56,053	53,745
Total production (Gold equivalent oz – GEO)	23,379	26,532	97,558	106,118
Total sales (Gold equivalent oz – GEO)	23,379	26,509	97,649	105,694

Results for Aranzazu during the last quarter of 2024 and the fiscal year ended December 31, 2024, are as follows. Aranzazu continued showing stable and reliable operation in the fourth quarter of 2024, in accordance with the Company’s plan:

•	Ore mined during the fourth quarter of 2024 was 311,013 tons, in line with the plan defined for the quarter and 1% increase when compared to the third quarter of 2024 and the fourth quarter of 2023. In 2024, ore mined reached 1,219,011 tons, stable when compared to 2023.

•	In the fourth quarter of 2024, copper and gold grades were 1.49% Cu and 0.83 g/t Au respectively. This represents a decrease from the fourth quarter of 2023 when they were 1.58% Cu and 0.90 g/t Au, and in line with the mine planning, partially compensated by improvements in metal recoveries.

•	During 2024, Aura initiated the Molybdenum (Mo) recovery from concentrate at Aranzazu’s processing plant. Aranzazu’s technical team identified the potential to derive additional value from Molybdenum by-products. With an initial investment of US$1.3 million and a payback period of 9 months, the treatment facility is expected to add approximately 3.0 to 3.5 k GEO annually to production.

In addition, during the year, Aura initiated molybdenum (Mo) recovery at the Aranzazu processing plant, unlocking additional by-product value. Backed by a US$1.3 million investment and a 9-month payback period, the new circuit is expected to add 3.0–3.5 koz GEO annually. With continued development, there is potential for Mo to be incorporated into future Mineral Resource estimates. Our plans for 2025 include a drilling budget of 21,000m, with 9,000m focused on resource expansion, conversion and extending glory hole.

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Almas Mine

Qualified Person

Parts of this section are derived from the technical report summary, entitled “S-K 1300 Technical Report Summary Almas Project, Tocantines State, Brazil” issued April 10, 2025, with an effective date of December 31, 2024, authored by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person. The technical report summary is included as an exhibit to the registration statement of which this prospectus forms a part.

Introduction

The Almas Project is a production stage property located in the municipality of Almas, in Tocantins State, Brazil. The project consists of three separate open pit mining areas and a central processing facility. The Almas Gold Project’s three main gold deposits, Paiol, Cata Funda and Vira Saia are located along a 15 km long corridor of the Almas Greenstone Belt, a Paleoproterozoic volcano-sedimentary sequence which hosts numerous orogenic gold occurrences. The Almas Project is host to an open pit mining operation situated in the south-central region of Tocantins State, Brazil. The three main gold deposits of the Almas Project include Paiol, Cata Funda, and Vira Saia, which are situated along a 15-kilometre (km) corridor of the Almas Greenstone Belt. All three gold deposits are orogenic in nature and are considered amenable to open pit mining. The Paiol deposit is currently being mined, with Cata Funda and Vira Saia to complement production in later years.

Property Description and Ownership

The Almas Project is in the municipality of Almas, in Tocantins State, Brazil. The project area lies south of Almas, a small town approximately 300km southeast of Palmas, the Tocantins state capital, and 45km west of Dianópolis, a regional commercial center. The Almas Project encompasses Aura’s ongoing exploration, economic evaluation, and planned development by surface mining of gold deposits in the Almas Greenstone Belt. The project was acquired when Aura merged with Rio Novo in 2018.

For the purpose of the technical summary on which this disclosure is based, the Almas Project is confined to the Paiol, Cata Funda, and Vira Saia gold deposits that are distributed along a 15 km long segment of the Almas Greenstone Belt, south of the town of Almas. This segment of the belt contains numerous small-scale artisanal gold mining sites, locally termed garimpos, whose development preceded Rio Novo’s exploration activities. The historical garimpos are associated with metabasic rocks, similar to the Paiol and Cata Funda deposits, whilst the Vira Saia deposit is hosted in mylonitic granodiorite west of the metabasic rocks.

The approximate centers of the three deposits are given below in coordinates referenced to the South American Datum (1969), UTM Zone 23:

•	Paiol: 265025.3 m East, 8705719.1 m North

•	Cata Funda: 264579.4 m East, 8719215.5 m North

•	Vira Saia: 264792.7 m East, 8710681.9 m North

The Almas Project includes a historical heap leach pile, which was created during the period Vale operated the site from 1996 until 2001.

The Almas Project is comprised of three deposits/pits:

Paiol

•	ANM number 860.128/1983: This tenure had the mining concession granted to VALE in 1996. Vale exploited Paiol for a short period.

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Cata Funda

•	ANM number 862.224/1980

Vale started the exploitation works in 1982 and obtained the mining concession in 1997, however, it has never engaged in any mining activities in this area.

Vira Saia

•	ANM number 860.373/1988: Vale did some exploration in the 1980s but never claimed a mining concession. Vale sold this tenure to Terra Goyana Mineradora Ltda (a subsidiary of Rio Novo), which negotiated with Aura in 2012. Aura required the mining concession in 2013. The approval is expected by ANM in 2025

•	ANM number 864.083/2006: This area belonged to Mineradora Santo Expedito Ltda (a subsidiary of Rio Novo), from 2006 to 2012, when it was sold to Aura, which requested the mining concession one year later. The mining concession was not granted until the present date.

The graphic below shows the mineral rights in the vicinity of the Paiol, Cata Funda, and Vira Saia deposits.

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Concession and Exploration Licenses – December 7, 2020

Geology & Exploration

The Almas Project area is situated within the Almas-Dianopolis Greenstone Belt (AGB) of Archean to Paleoproterzoic age. The greenstone belt lies within the Almas-Conceicao Terrane on the western block of the Goias Massif.

The Paleoproterozoic granite-greenstone terrane is composed of gneissic granite domes with folded, narrow domains of metabasic and metasedimentary rocks including tholeiitic metabasalts and calc-alkaline metatonalites that have been subjected to strong regional metamorphism. The metamorphism resulted in deep-seated, shear-hosted, mesothermal, gold deposits which can be considered as orogenic gold deposits. The gold-mineralized zone occurs in the core of hydrothermal alteration zones, generally associated with variable amounts of quartz, carbonate, albite, sericite and sulphide minerals.

The main Paiol orebody extends approximately 650m down-dip, 1,250m along strike, and has an average thickness of 30m. The Cata Funda orebody measures approximately 240m down-dip, 230m along strike, with an average thickness of 10m. The Vira Saia orebody extends approximately 200m down-dip, 350m along strike, and averages 15m in thickness.

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At Paiol and Cata Funda, mineralization is associated with hydrothermal shear zones within basic to intermediate volcanic rocks. In contrast, at Vira Saia, gold is directly linked to sulphides and quartz-sericite mylonite, which formed in shear zones within granodiorite. Gold at Vira Saia is particularly concentrated in ultra-mylonitic, sulfide-bearing, quartz-sericite-rich zones at the core of these shear structures. The intensity of hydrothermal alteration correlates with the degree of progressive deformation within the shear zone.

Since the acquisition of Rio Novo in 2018, exploration work is being conducted by Aura on its mining rights along the AGB. Gold occurrences, surface sampling results, and historical drilling suggest great potential to develop new deposits in the medium to long term, including deposits with higher grades.

Since 2020, exploration efforts at Paiol, Cata Funda, and Vira Saia have primarily focused on surface drilling programs to further delineate the Paiol deposit. In contrast, Cata Funda and Vira Saia remain underexplored, presenting opportunities to expand mineral resources along strike and at depth before scheduled extraction. The deeper, covered areas of the district have yet to be explored. Due to the region’s generally flat terrain and thick soil or saprolite cover, only a small portion of the district has been adequately assessed. None of the three deposits have been fully drilled, leaving significant potential for extensions along strike and down-dip beyond their current footprints.

Regional exploration focused on several deposits from 2021 to 2024. The Morro do Carneiro target presents a good opportunity with high grade vein mineralization 15km north of the Paiol mine. The Nova Prata target exhibits similar hydrothermally altered mineralization to Paiol, located 10km from the mine. The Espinheiro target is located within the same greenstone belt as the Nova Prata target, approximately 12km from the Paiol mine. The Lagartixa target is shear vein hosted and more distally located, however, exhibits similar mineralization styles to Vira Saia.

Drilling, Sampling, and Assaying

At Paiol, the known extents of mineralization have been drilled out on nominal 25 m centers. Drilling covers an area of about 2,000 m along strike and 300 m across. Additional scout holes have been drilled around the perimeter. The deposit is primarily drilled out to a vertical depth of 250 m to 300 m, although individual drill holes have been drilled as deep as 500 m (vertical depth). In total, there have been 467 diamond core holes drilled in the Paiol area, for approximately 72,500 m. VALE drilled 519 and Rio Novo drilled 33 shallow reverse circulation holes in property.

At Cata Funda, the deposit has been drilled out at nominal 25 m x 25 m centers. The drilling covers an area of about 700 m along strike and 250 m across strike. The deposit is drilled to a vertical depth of about 80 m to 100 m, with an average down hole drilling length of 120 m and the deepest holes reaching vertical depths of 150 m to 170 m. A total of 183 core holes totaling 21,400 m were drilled between 1996 and 2011 and were used to generate the Cata Funda 3D model. Reverse circulation drilling by VALE was not used in the models.

During 2011 and early 2012, a drilling campaign was completed at the Vira Saia discovery. In total, 194 diamond core holes were completed totaling approximately 26,500 m. The main drilling was oriented 045 degrees (N45E), perpendicular to the overall strike of the deposit. The deposit has been drilled to a vertical depth of 150 m to 180 m. Drill hole spacing in the resource area is nominally 25 m x 35 m.

At the Paiol Leach Pad, 92 reverse circulation holes and 166 auger holes were completed. Rio Novo had a detailed QA/QC protocol which met or exceeded industry best practice using standards, blanks and duplicates as well as a primary and a secondary lab. The primary analytical laboratory used by Rio Novo for the Almas Project was the SGS Geosol laboratory, located in Vespasiano, Minas Gerais State, Brazil. The laboratory has ISO 9001 certification and ISO 14001:2004, ISO 17025:2009 certification for environmental chemical analyses. SGS Geosol employs modern, industry standard techniques and analytical methods. For the purpose of routine gold analysis in the Almas Gold Project, fire assay with atomic absorption (AA) finish was used most frequently. Multielement analyses on 34 elements were determined by ICP subsequent to digestion of samples either in aqua regia acid or in four-acids. The second laboratory used by Rio Novo for check assays was ALS Chemex which prepped the samples in Vespasiano, Minas Gerais State and Goiania, Goias State, Brazil and completed the analyses at their lab in Lima, Peru.

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In the first half of 2024, 34 diamond drill (DD) holes were drilled, totaling 12,989.50m, aimed to convert the Inferred Resource between pits P2 (reserve) and P3 (resource) in Paiol deposit. The drilling intercepted the ore zone of hydrothermal alteration in the metabasalt marked by silicification and pyrite+pyrrhotite+arsenopyrite These holes provided a 100% conversion, which projects 6,477t Au ore at a grade of 1.2 g/t, comprising 265 koz. In the second half of 2024, the main drilling target was a panel below the resource shell. The purpose of this program was to test the continuity of the high-grade orebody at greater depth. Eight holes were drilled that covered the strike of the central body of the Paiol mine, totalling 5,217.90m. Favorable results were returned confirming the existence of high-grade continuity at depth, however, due to date cut offs, the data from this program was not included in the 2024 estimate.

Vira Saia (located approximately five kilometers from the Paiol mine) is situated within a granodioritic dome of the Serra das Areias Suite, associated with a shear zone (strike-slip fault) discordant to the trend of the Riachão do Ouro greenstone belt. A total of 20 diamond drilling holes were carried out in 2024, totalling 2,614.00m drilled. The objective of this drilling was to convert Inferred Resources to Indicated Resources, aiming for a conversion of 2,188 t of ore at 1.6 g/ton, resulting in 112 koz Au. It is still necessary, however, to tighten the infill drilling grid to cover some gaps to complete this resource conversion.

Mining and Processing Methods

The Almas Project consists of three open pits: Paiol (existing), and Cata Funda and Vira Saia (planned). The mining operations utilize a combination of 4.5m3 hydraulic excavators, front-end loaders (FELs), and 35 t haul trucks as the primary equipment, which are operated by contractors.

The planned annual average run-of-mine (ROM) production rate is 2.0 Mt, which will exhaust the reserves in 10 years.

The processing plant is 0.7 km from the final Paiol pit, and the tailings dam is approximately 2.0 km from the pit. A new TSF will be required to meet the LOM tailings generation, and is schedule to be operational in 2030.

Mining is carried out in 10m and 20m high benches. To improve selectivity along the ore/waste contacts, however, mining in some areas will use 5m benches. The material from low-grade piles is rehandled and hauled to the processing plant following a blend strategy. Accesses and ramps are 15m wide with a double lane and a 10% maximum gradient.

The average haulage distance for ore and waste during the LOM varies from 2.4 km to 3.4 km for Paiol, from 1.2 km to 3.2 km for Cata Funda, and from 1.4 km to 2.3 km for Vira Saia.

The Almas plant has a nominal processing capacity of 5,479 tpd, or two million tonnes per annum. Since its inception, the Almas plant has been achieving annual overall recoveries between 88% and 92% design capacity, averaging 90%. The process flowsheet includes primary crushing, ball mill grinding, gravity circuit, thickening, cyanide leaching, CIL, carbon elution, gold electrowinning, and smelting. The tailings are conveyed by gravity to a detoxification unit for cyanide destruction and then are pumped to the TSF.

Permit conditions

Rio Novo’s mineral rights including the Paiol and Cata Funda gold deposits, are covered by two mining leases (9,137 ha). The Vira Saia deposit is held under two mining lease applications (4,483.75 ha) that were submitted on March 5, 2013.

The status of Aura’s exploration permits, mining lease applications, and mining leases as of December 31, 2024, is summarized in table below:

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ANM Registry Number	Area (ha)	Status
864.162/2022	999.76	Exploration Permit
864.004/2022	4,782.79	Exploration Permit
864.306/2021	990.5	Exploration Permit
864.305/2021	2,083.18	Exploration Permit
864.304/2021	9,714.38	Exploration Permit
864.303/2021	839.72	Exploration Permit
864.302/2021	5,016.67	Exploration Permit
864.300/2021	9,609.03	Exploration Permit
864.299/2021	7,890.31	Exploration Permit
864.298/2021	638.41	Exploration Permit
864.297/2021	856.74	Exploration Permit
864.267/2021	3,398.63	Exploration Permit
864.265/2021	4,559.75	Exploration Permit
864.263/2021	8,653.8	Exploration Permit
864.261/2021	4,492.32	Exploration Permit
864.260/2021	1,752.17	Exploration Permit
864.259/2021	1,149.57	Exploration Permit
864.258/2021	1,181.68	Exploration Permit
864.255/2021	488.31	Exploration Permit
864.254/2021	4,029.43	Exploration Permit
864.036/2018	9,027.88	Exploration Permit
864.011/2018	8,654.92	Exploration Permit
864.010/2018	8,146.21	Exploration Permit
864.008/2018	2,678.78	Exploration Permit
864.005/2018	6,604.67	Exploration Permit
864.004/2018	6,784.71	Exploration Permit
864.003/2018	1,700.24	Exploration Permit
864.002/2018	178.62	Exploration Permit
864.027/2017	49.55	Exploration Permit
864.299/2016	980.59	Exploration Permit
864.246/2016	5,298.31	Exploration Permit
864.019/2016	6,691.32	Exploration Permit
864.011/2016	361.14	Exploration Permit
864.008/2016	445.47	Exploration Permit
864.004/2016	630.53	Exploration Permit
864.226/2015	4,402.21	Exploration Permit
864.026/2015	8,927.47	Exploration Permit
864.041/2013	8,919.92	Exploration Permit
864.015/2013	6,376.66	Exploration Permit
864.014/2013	7,717.38	Exploration Permit
864.110/2012	4,701.64	Exploration Permit
864.417/2011	508.87	Exploration Permit
864.416/2011	1,458.22	Exploration Permit
864.415/2011	2,991.38	Exploration Permit
864.143/2011	7,550.37	Exploration Permit

The ANM imposes a 1.5% royalty on any proposed gold production, referred to as the Financial Compensation for the Exploitation of Mineral Resources (CFEM). This royalty is distributed among the municipality, the state, and the federal government.

Of the total CFEM amount collected:

•	65% is allocated to the municipalities where the production takes place,

•	23% goes to the states or the Federal District,

•	12% is directed to the Departamento Nacional da Produção Mineral (DNPM).

DNPM, in turn, must allocate 2% of its share to environmental protection through the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (IBAMA), the enforcement agency of the Federal Ministry of Environment.

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Additionally, a 1.2% royalty on revenue from the sale of any mineral production, minus refining charges, transportation and insurance costs, taxes, and sales charges, must be paid by Rio Novo to Mineração Santa Elina Indústria e Comércio S.A. (Santa Elina) for production from tenements transferred from Santa Elina to Rio Novo at the time of the initial public offering (IPO). For the purposes of the technical report summary on which this disclosure is based, this will apply to production from the Paiol and Cata Funda deposits.

Rio Novo must also pay MINERATINS 0.75% royalty from the production of the Paiol deposit, as MINERATINS holds the surface rights to the property.

Production from the Vira Saia deposit will be subject to a 2.5% NSR royalty payable to Mineradora Santo Expedito Ltda., and Terra Goyana Mineradora Ltda.

For a list of our current material concessions, see “Regulatory Overview—Mining Regulations.”

Processing plants and other available facilities

The process design is based on the results of several test work programs. This includes test work completed for 2021, feasibility study and historical testing. Historical testing evaluated different flowsheet options. The flowsheet selected for the 2021 feasibility study is based on typical industry unit operations for gold processing plants and the metallurgical test results.

The flowsheet includes primary crushing followed by grinding to achieve a particle size distribution of 80% passing 75 µm. Part of the cyclone underflow will be processed in a gravity circuit and the cyclone overflow will feed a pre-leach thickener; thickener underflow is processed through a leach-CIL circuit. CIL tailings will be treated for cyanide destruction. The carbon from CIL will go to elution, and the eluate solution will go to electrowinning in the gold room followed by refining.

The process plant was commissioned in 2023. Key process design criteria are listed below:

•	Nominal throughput of 5,479 tpd or 2.0 Mtpa.

•	Crushing plant availability of 70%.

•	Plant availability of 92% for grinding, gravity concentration, leach plant, and gold recovery operations.

The Almas Project includes the Almas plant, with a nominal capacity of 5,479 tpd, and tailings disposal area. Since its inception, the Almas plant has been achieving annual overall recoveries of between 88% and 92% design capacity, averaging 90%. The process flowsheet includes primary crushing, ball mill grinding, gravity circuit, thickening, cyanide leaching, CIL, carbon elution, gold electrowinning, and smelting. The tailings are conveyed by gravity to a detoxification unit for cyanide destruction and then are pumped to the TSF.

Electrical power is obtained from the national grid.

Ancillary buildings located near the mine entrance include the gate house with a reception area and waiting room, administration building, maintenance shops, cafeteria, warehouse, change room, first aid room, and compressor room.

The explosives warehouse is located 1.2 km away from the Almas Project area, in compliance with the regulations set forth by the Brazilian Army. There is no camp at the Almas site.

Additional ancillary buildings are located near the Almas plant and include an office building, a laboratory, warehousing, and a small maintenance shop.

Total cost or book value of property

The total net book value of this property, plant and equipment is US$145.8 million.

Environmental Studies, Permitting and Social or Community Impact

The Paiol site is approximately 400 meters above sea level (MASL), at approximate coordinates 11.4ºS and 47.1ºW, and approximately 17 km south of the population center of Almas, in the state of Tocantins. Overland travel time from the state capital of Palmas to Almas is three to four hours via paved highways and Paiol is accessed via

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unpaved road from Almas. The Vira Saia and Cata Funda sites are north of Paiol, approximately 10 km and five kilometers south of Almas, respectively. Dianópolis, a regional commercial hub where many mine employees reside, is approximately 45 km east of Almas along state highway TO-040. The three deposits are in the catchment of the Manuel Alves River.

The climate is tropical with a mean annual air temperature of between 22ºC and 26ºC and little variation from month to month. The climate is characterized by distinct wet and dry seasons, with the wet season extending from October to March and the dry season from April to September. Average annual rainfall is approximately 1,700 mm.

The Project area lies wholly within the Cerrado biome, a predominantly savanna ecosystem. In much of Tocantins including the Almas area, agriculture is the predominant land use, and deforestation due to agricultural expansion—including for soybean farming, cattle ranching, and the cultivation of sugarcane—is a significant cause of habitat loss and environmental degradation. Agricultural development is extensive in the area between the community of Almas and the Project site. Locally, the impacts of past mining and ongoing artisanal mining (garimpeiros) activity are evident, with little natural habitat remaining.

Geochemical studies concluded that the risk of development of acid rock drainage / metals leaching (ML) is low at Almas. SLR’s observations during the site visit in November 2024 are consistent with this conclusion. In addition, according to the qualified person, the water quality in the Paiol pit lake prior to it being drained was good and that the lake supported fish.

Slurred process plant tailings are discharged to an engineered TSF for permanent storage. The TSF is located approximately 2.5 km southeast of the process plant. As designed and permitted, the TSF has an ultimate capacity of 15 million m3 of tailings in storage. Should additional capacity be required, Aura plans to utilize in-pit tailings disposal in the mined-out Vira Saia pit, which will provide capacity for additional storage of approximately six million cubic meters of tailings.

The engineer of record (EOR) for the TSF is consultancy GeoSafe Engenharia (GeoSafe). Aura has in place inspection programs for the TSF in accordance with applicable legal requirements. Inspection results are compiled and reported monthly by GeoSafe as EOR. The most recent inspection report concluded that the facility is in good operating condition and that the stability conditions satisfy the criteria established in applicable Brazilian regulations. The SLR QP relies on the conclusions of GeoSafe monitoring report and provides no conclusions or opinions regarding the stability of the TSF.

The process plant operates in closed circuit with the tailings storage facility, with inputs to the facility in the form of tailings supernatant and rainfall approximately balancing losses in the form of evaporation (from ponded water and saturated tailings beaches) and water taken up into permanent storage in the pores of the tailings solids. The process plant draws fresh makeup water from the Manuel Aves River under permit. Excess water accumulating in the open pit is monitored and discharged under permit to the receiving environment. At times, the volume of excess water to be discharged has exceeded the permit limit and a permit amendment may be required.

Community engagement activities date back to 2010 when consultancy Mediação Social e Sustentabilidade collected socioeconomic baseline data, carried out socioeconomic assessments and stakeholder mapping, and developed a social communication plan. Aura has continued with community engagement activities since initiating construction at Paiol, including updating the stakeholder map and communications plan, implementing a socioeconomic diagnostic exercise, and initiating a community investment program focused principally on the town of Almas. The SLR QP understands that there are no formal impact-benefit agreements (IBAs) in place with Almas or other local communities.

Aura has made a concerted effort to recruit women to the Almas operations and informed SLR during the site visit that the workforce is currently 30% women.

2024 Mineral Resources and Mineral Reserves Estimates

2024 Mineral Resources and Mineral Reserves Estimates Mineral Resources at the Almas Project consists of material from three gold deposits: Paiol, Vira Saia, and Cata Funda.

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Mineralization domains for all deposits were generated based on known geologic controls, including structure, alteration, and lithology, and refined with consideration to economic threshold values for gold, and mineable width. Block model estimates were completed using a multi-pass interpolation approach using capped and composited samples and classified in accordance with S-K 1300 definitions. A summary of the open pit Mineral Resources as of December 31, 2024 is presented in table below:

Deposit	Category	Tonnage	Grade	Contained Metal
		(000 t)	(g/t Au)	(000 oz Au)
Paiol	Measured	2,948	0.51	49
	Indicated	6,591	0.68	144
	M&I	9,539	0.63	193
	Inferred	2,606	0.77	65
Vira Saia	Measured	501	0.86	14
	Indicated	2,306	0.68	50
	M&I	2,806	0.71	64
	Inferred	357	0.91	10
Cata Funda	Measured	228	1.47	11
	Indicated	293	1.22	11
	M&I	520	1.33	22
	Inferred	599	1.3	25
Total	Measured	3,677	0.62	73
	Indicated	9,189	0.70	206
	M&I	12,866	0.67	279
	Inferred	3,562	0.87	100

Notes & Assumptions*

(1)	Mineral Resources are reported exclusive of Mineral Reserves.

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	The definitions for Mineral Resources in S-K 1300 were followed for Mineral Resources.

(3)	Mineral Resources are reported in situ from optimized pit shells.

(4)	Mineral Resources are estimated at a cut-off grade of 0.31 g/t Au for Paiol, 0.34 g/t Au for Cata Funda, and 0.32 g/t Au for Vira Saia.

(5)	Mineral Resources are estimated using a long-term gold price of US$2,500 per ounce.

(6)	A minimum mining width of five metres was used.

(7)	Bulk density is 2.75 t/m3 for Paiol, 2.71 t/m3 for Cata Funda, and 2.63 t/m3 for Vira Saia.

(8)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(9)	Metallurgical recovery is 92% for high-grade (Au≥0.90 g/t) material, 90% for medium-grade (0.70≤Au<0.89 g/t), and 86% for low-grade (0.34≤Au<0.69 g/t).

(10)	Numbers may not add due to rounding.

Mineral Reserves. The current Mineral Reserve estimates, as prepared by SLR and reported as of December 31, 2024, are summarized in table below:

Pit	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Paiol	Proven	5,950	1.04	198
	Probable	7,514	1.20	290
	Total Proven + Probable	13,464	1.13	488
Vira Saia	Proven	1,133	1.16	42
	Probable	2,019	0.95	61
	Total Proven + Probable	3,152	1.02	104
Cata Funda	Proven	456	1.80	26
	Probable	267	1.41	12
	Total Proven + Probable	723	1.66	38
SUB-TOTAL		17,339	1.13	630
Stockpiles	Proven	2,369	0.58	44
	Probable
	Total Proven + Probable	2,369	0.58	44
TOTAL		19,709	1.07	674

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Notes:

(1)	S-K 1300 definitions were followed for Mineral Reserves.

(2)	Mineral Reserves are 100% attributable to Aura.

(3)	Mineral Reserves are reported on an in situ basis after applying dilution and mining recovery.

(4)	Mineral Reserves are estimated using a cut-off grade of 0.38g/t Au for Paiol, 0.40g/t Au for Vira Saia and 0.42g/t Au for Cata Funda.

(5)	Mineral Reserves are estimated using an average long-term price of US$2,000/oz Au.

(6)	Totals may not add due to rounding.

Mineral Resource Changes from 2023 to 2024:

Proven and Probable (P&P) Mineral Reserves decreased 3% after depletion. While total tonnes declined, a 23% improvement in gold grades resulted in a 4% increase in contained gold.

M&I Mineral Resources increased 8% due to conversion and additions to the model changes, reclassification and inclusion of infill drilling from Vira Saia and Paiol. Similarly, Inferred Mineral Resources decreased 33% resulting from conversion.

It is important to note that none of the Mineral Resource categories include Paiol underground drilling completed in 2024. Additional work is required to evaluate the economic viability of underground potential.

The table below shows major changes in mineral resources for the periods indicated in terms of tonnes, grade and contained gold.

Pit	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Difference between 2023 and 2024 Reserves – Absolute Values
Paiol	Proven	593	0.15	45
	Probable	(3,267)	0.32	(14)
	Total Proven + Probable	(2,674)	0.25	31
Vira Saia	Proven	694	(0.73)	15
	Probable	1,769	(0.84)	47
	Total Proven + Probable	2,463	(0.84)	62
Cata Funda	Proven	(190)	0.92	8
	Probable	(2,867)	0.50	(80)
	Total Proven + Probable	(3,057)	0.75	(72)
Total		(3,268)	0.21	22
Difference between 2023 and 2024 Reserves – Percentage
Paiol	Proven	11%	16%	30%
	Probable	(30)%	36%	(5)%
	Total Proven + Probable	(17)%	28%	7%
Vira Saia	Proven	158%	(39)%	58%
	Probable	707%	(47)%	326%
	Total Proven + Probable	358%	(45)%	152%
Cata Funda	Proven	(29)%	105%	44%
	Probable	(91)%	55%	(87)%
	Total Proven + Probable	(81)%	82%	(65)%
Total		(16)%	23%	4%

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Operations

	For the three months ended December 31,		For the twelve months ended December 31,
Operating Statistics	2024	2023	2024	2023
Ore mined (tonnes)	792,739	412,589	2,362,708	1,377,368
Waste mined (tonnes)	2,591,269	2,031,294	9,598,373	6,978,000
Total mined (tonnes)	3,384,008	2,443,883	11,961,081	8,355,368
Waste to ore ratio	3.27	4.92	4.06	5.07
Ore plant feed (tonnes)	454,251	398,044	1,637,574	811,917
Grade (g/tonne)	1.22	0.81	1.13	0.83
Recovery (%)	90%	90%	91%	90%
Production (ounces)	16,679	9,591	54,129	17,805
Sales (ounces)	16,679	9,591	54,129	17,805
Average cash cost per ounce of gold produced (US$)	692	1,487	950	1,243

New Targets Exploration

The Paiol Deposit, part of the Almas Mine, is a 13,000m infill and extension drilling campaign which confirmed the high-grade ore body’s continuity at depth, supporting potential underground mining and adding ounces to the Inferred Mineral Resources below the current pit. Significant intercepts include: Hole PAI-004 1.40 g/t Au over 101.10m, including 4.20 g/t Au over 26.65m, 11.20 g/t Au over 7.00m, Hole PAI-005 1.30 g/t Au over 49.05m including, 3.70 g/t Au over 13.05m and Hole PAI-014 2.8 g/t Au over 19m including 8.2 g/t Au over 3m and 1.5 g/t Au over 3m. Further drilling down dip of the ore body is required to delineate underground potential and open a possibility of having underground and open pit mines at the same time in the Paiol deposit.

Borborema Project

Qualified Person

Parts of this section are derived from the technical report summary, entitled “Feasibility Study Technical Report for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil,” issued March 28, 2025, with an effective date of January 31, 2023, prepared by B. Tomaselli B.Sc., FAusIMM (Deswik, Belo Horizonte, Brazil), SRK Consulting (U.S.), Inc. Denver, USA., F. Ghazanfari. P. Geo. (Aura Minerals), and H. Delboni Jr. P.Eng. (Independent Mining Consultant, Brazil) as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The technical report summary is included as an exhibit to the registration statement of which this prospectus forms a part.

Property Description and Location

The Borborema Project is a development stage project located in the southern portion of the state of Rio Grande do Norte in north eastern Brazil, is situated 26 km east from the well-established town of Currais Novos, which has good infrastructure and a population of approx. 45,000 people. UTM coordinates (SIRGAS 2000 Datum): 9,314,875.56 m N; 800,289.00.

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Borborema Project Map Location, Rio Grande do Norte State, Brazil.

The Project comprises three (3) mining concessions totalling 2,907.2 hectares. Most of the gold (Au) Mineral Resource based on the January 2023 estimate by SRK Consulting (US) Limited (“SRK”) is located in mining concession numbers 805049/1977 and 840152/1980, with a small remaining portion located in mining concession 840149/1980 (graphic below). The last two mining concessions are currently in suspense and mining is inactive. The suspension requested awaits response from the National Mining Agency (“ANM”). It is intended that these two concessions be reactivated once mining activities commence.

Mining concession No. 805.049/1977 has a valid and active operating license (“LO”) issued by IDEMA, the state environmental authority, related to prior mining and beneficiation activities on the property.

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Borborema Project comprising three mining concessions, Aura property and Licensed areas.

In addition, Borborema Inc., currently holds two exploration licenses in the Seridó Belt (located in the states of Rio Grande do Norte and Paraiba) and Mara Rosa (located in the state of Goias). Borborema’s holding are summarized in Table below:

Borborema Inc. land holding status.

Project	State	No of Tenements	Situation	Mineral	Area (km2)
Borborema	RN	3	Mining Concession Granted	Gold	29.07
Seridó Belt	RN-PB	31	Exploration Authorized	Gold; Lithium	296.20
Mara Rosa	GO	3	Exploration Authorized	Gold	27.14
Total		37			352.41

Following submission of a study by Ausenco do Brazil Engenharia LTDA (“Ausenco”) of the Project’s processing plant design in 2018, the following two licenses were granted:

1.	The Environmental License (Licença Prévia LP) in April 2017 and updated July 30, 2018; and

2.	The Installation License (LI) or Installation Permit was approved one year later in April 2019 by the Rio Grande do Norte State Government Environmental Department (IDEMA). The Installation License (LI) acquired in April 2019 covers most of the three ANM mining concessions at 805.049/1977, 840.149/1980, and 840.152/1980.

In March 2023, upon request of Aura the Installation License was updated by IDEMA for a total area of 490 hectares located in UTM coordinates (SIRGAS 2000 Datum): 9,314,875.56 m N; 800,289.00 m E and linked to No. 805.049/1977, 840.149/1980 and 840.152/1980 Mining Concessions.

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The vegetal suppression license, which allows the suppression of vegetation on the Project area, was issued in February 2023 by IDEMA, and covers all the project installation areas including mine, waste dump, operational area, utilities, and dry storage facility.

Borborema Project Licenses and Permits Held by Aura

Licenses	Description	Issuance	Validity	Status
LO Nº 2025-240746/TEC/LO-0039	Operating license for a Sewage Treatment Plant with a capacity of up to 1,680m³/day (ETE).	03/06/2025	03/06/2030	Valid License
LI Nº 2023-202914/TEC/LI-0218	Installation License for Wastewater Pipeline with extension of about 27.5 km a long of BR-226 highway	08/16/2024	08/16/2030	Application for Operating License filed with IDEMA on 02/05/2025 under No. 2025-239939/TEC/LO-0031. The LO is expected to be issued within 90-180 days.
RLO nº 2020-149610/TEC/RLO-0243	Operating license – LO for the extraction and processing of gold in an area of 8.00 ha (former leach piles) and a volume of 1,200m³/month.	06/07/2020	06/07/2026	Valid License – It will be added to the LO of the Aura Borborema Project
LO Nº 2024-224430/TEC/LO-0737	Operation License for a Power Distribution Line of 69kV and 35 km.	01/28/2025	01/28/2031	Valid License
LO Nº 2024-223181/TEC/LO-0719	Operation License for the Electric Power Substation(69kV/13.8kV) and total power of 20 MVA, which will connect the 69 kV Power Distribution Line (SE).	01/27/2025	01/27/2031	Valid License
LS Nº 2024-206097/TEC/LS-0630	Simplified License for the opening of 2 access roads totaling 1,700 m	07/08/2024	07/08/2030	Valid License
RLS nº 2021-174272/TEC/RLS-0459	Simplified License for opening access road to the Aura Borborema Project with an extension of 653.87 meters.	07/10/2022	07/10/2028	Valid License
ASV 2024.5.2024.39641	Native Vegetation Clearing Permit (NVCP) for 382.27ha	06/03/2024	06/03/2025	Valid Permit for clearing native vegetation in the project contruction area
2024-210881/TEC/ACMB-0273	Special Permit for capturing, collecting and transporting biological material from fauna (ACMB) linked to the NVCP (ASV 2024.5.2024.39641)	03/06/2024	03/06/2025	Valid Permit for the rescue of wild animals during the clearing of native vegetation in the project construction area
ASV 2024.5.2024.44114	Native Vegetation Clearing Pemit (NVCP) for 4.1150 ha	07/02/2024	07/02/2025	Valid Permit for the clearing of native vegetation to open access roads.
2024-211224/TEC/ACMB-0280	Special Permit for capturing, collecting and transporting biological material from fauna (ACMB) linked to the NVCP (ASV 2024.5.2024.44114)	07/02/2024	07/02/2025	Valid Permit for the rescue of wild animals during the clearing of native vegetation
ORH nº 02179/2024	Grant to capture 1,270,200 m3/year of water from rainwater reservoir of fines dike	10/29/2024	10/29/2028	Valid License
N.º 2023-198184/TEC/DL-0403	**A 15m3 diesel oil tank exempt from environmental permitting – support construction and plant start up			Valid License
LI Nº 2024-222783/TEC/LI-0395	Installation License for Definitive Fuel Station	01/27/2025	01/27/2031	The application for LO will be filed when the construction of the Fuel Station is 80% complete.
Nº 2024-206096/TEC/AE-0126	Special Permit for Power Line and wastewater pipeline Construction Site of de Project	03/21/2024	03/21/2027	Valid Permit
Nº 2023-197893/TEC/AE-0055	Special Permit for de Project Construction Site	12/11/2023	12/11/2025	Valid Permit

Notes:

(1)	LP, LI and LO – Preliminary License, Installation License and Operating License.

**	Used during the construction and will continue to supply the start of operation with diesel supplementation coming from Natal (capital of RN).

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Geology and Exploration

The Borborema Project area is situated in the top of the Seridó Group stratigraphy (the Seridó Formation) within a sequence of banded arkosic metapelitic schists, subjected to upper-amphibolite facies regional metamorphism. Mineral assemblages are dominated by plagioclase, potassium feldspar (K-feldspar) and quartz, with subordinate biotite, garnet, sillimanite, cordierite, muscovite and andalusite. This assemblage is indicative of high temperature (650-700°C) and relatively low pressure (3-4 kb) conditions.

Quartzo-feldspathic bands resulting from partial melts both crosscut and parallel the schistosity, dominantly in the more pelitic cordierite schists. Widespread retrograde sericite overprints the prograde mineral assemblage. The schists are intruded by Brasiliano-age pegmatite bodies.

During the Neoproterozoic the region underwent a complex tectonic evolution involving thrusting (D2) and transcurrent shearing (D3), as indicated by the presence of both low-and high-angle structures (the S2 and S3 foliations, respectively).

The main Borborema ore body has overall dimensions of approximately 600 m in the down-dip direction, 3,500 m along the strike, and averages of 50 m in thickness in the central and 30 m in thickness in the southern and northern parts. The Borborema deposit is located within a northeast-southwest trending shear zone and displays a penetrative north-northeast-trending fabric, dipping southeast at around 40 degrees.

The Borborema deposit has been drilled out at nominal drill spacing of approximately 50 m x 50 m. A total of 303 diamond drill holes and 921 reverse circulation (RC) holes totaling 109,090 m were drilled between 1979 and 2022 and were used to generate the Borborema 3-D models.

In the Borborema deposit area (Sao Francisco historical pit) four distinctive structural and strongly deformed domains were identified:

•	A shallow dipping, leucosome-rich hanging-wall zone with strong deformation features which is metamorphosed under amphibolite facies. The folding is tight. Crenulations and S-C fabrics in shear zones are abundant.

•	A mylonitic zone (retrograde zone) cut with faults (D2b) developed along the main Sao Francisco Shear zone (D3). Stratigraphy has been overturned and thrusted and retrograde alteration is strong and dominant. The mineralization mainly developed in the retrograde zone.

•	A moderate to strong shearing zone with wavy shear fabric mainly developed within quartz-muscovite-biotite schist and on the footwall side of the Sao Francisco shear zone. Crenulation cleavages are abundant and dips steeper than in the shear zone. This zone is mainly barren and represents the main metamorphic event in lower amphibolite facies.

•	A quartz-feldspathic footwall schist with meta-sedimentary origin and bedding, which can be labelled as a footwall schist where layering and bedding are clearly preserved. The host rocks metamorphosed under lower amphibolite and upper greenschist facies.

The mineralization is strongly controlled by regional structure with secondary structures providing the preferred host for gold. In addition to the main mineralized zone, several thinner sub-parallel zones of with gold mineralization were identified.

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Two distinct gold mineralization types are identified in drill cores: 1) disseminated free gold, and 2) gold in association with sulphide mineralization represented by pyrrhotite, chalcopyrite, pyrite, sphalerite, and galena. Additionally, the sulphide mineralization was observed in the outer contact between chert boudins and schist along with or within schist foliation.

The continuity of mineralization observed in select diamond drill core shows a highly discontinuous nature. Sulphide-hosted gold (Au) appears primarily along psammitic schist foliations and around the perimeter of quartz veins and boudins. The visual inspection of sulphide mineralization in core with correlated analytical results appears to indicate a relatively high concentration of gold in pyrrhotite such that a sub-cm scale zone of sulphide mineralization resulted in grades commonly exceeding 1 g/t Au.

The mineralized sequence has been subjected to a complex, multi-stage deformational history, with folded, sheared, dismembered and boudinage quartz and quartz-carbonate veins and veinlets commonly associated with the gold mineralization.

The genesis of gold mineralization is poorly understood on a property and regional scale Some geologists who studied the geology of the deposit area in the past associated the gold mineralization with peak metamorphism adjacent to D2 shear zones (Stewart, 2011), while others believe that the deformational event which accompanied gold mineralization was an extensional event forming a linear dilatational feature (Baars, 2011). It has been suggested that the base metal sulphide mineralization event may be independent of the gold event; the lack of direct correlation between gold and silver also suggests deposition in separate events or pulses. Other geologists concluded that a second shallow-dipping structure was associated with mineralization that was separate from and oblique to the main shear zone. The shallowly dipping ore system lies in a strongly attenuated axial plane-parallel zone within the overturned limb of a large, inclined fold (Holcombe, 2012).

The deposit at the Borborema Project is considered to be a classic mesothermal/orogenic gold deposit type in a sheared and deformed Archaean to Proterozoic age greenstone belt sequence comprised of metamorphosed volcanic-sedimentary rocks units intruded by slightly younger post-tectonic igneous bodies.

Orogenic gold deposits are among the most important sources of gold production in the world. The geology of the Borborema Project area and its gold occurrences are strikingly like many other gold-bearing schist belts throughout the world.

Several companies have completed various exploration programs at the Project and surrounding region including Itaperiba Mármores e Granitos LTDA (1979-1983), Mineração Xapetuba (1984), Mineração Santa Elina (1994-1997), Caraíba Metais LTDA (2007), Crusader (2009-2012), Big River (2021-2022), and Aura Minerals (2022).

Systematic exploration mainly was carried out by Crusader and later by Big River which included mapping and structural interpretations, geochemical sampling, and drilling. Aura since the acquisition of the project in 2022, carried out regional geophysical modeling and will start more systematic exploration work in the acquired claims from Big River.

Mining and Processing Methods

The mine layout and operation are based on the following criteria:

•	Two independent open-pit areas named Main Pit and South Pit.

•	Two independent waste rock storage facilities (WRSF).

•	Independent access from both pits to the mine run-of-mine (ROM)/crushing pad.

•	Low-grade stockpiling strategy near the ROM/crushing pad.

•	20-m height benches.

The life of mine (LOM) will be eleven years and four months. The basis for the scheduling includes:

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•	Plant capacity: 2.0 Mtpy.

•	10 months of pre-stripping operation.

•	The maximum proportion of oxidized material in the plant is 10%.

•	Total material movement: approximately 14 Mtpy.

•	Sink rate: 100 m (5 benches at 20 m high).

•	Low-grade stockpile to increase head grade for initial years.

The proposed beneficiation plant design is based on metallurgical testing and designed for optimal gold recovery with low capital and operating costs. In its initial conception, a conventional circuit for feeding 4.0 Mtpy was foreseen, consisting of three-stage crushing, ball mill, CIL, and thickening and filtering for dry stacking of the tailings, including desorption by the Anglo American Research Laboratory (AARL) method and electrolysis. The current design is based on a nominal feed of 2 Mtpy of ore, assuming a crushing plant availability of 75% and 90% for milling/CIL and supported downstream operations by an emergency stockpile of crushed ore and reserve equipment in critical areas. The Project includes single-stage primary crushing with a single stage semi-autogenous grinding (SSSAG) mill circuit at the 2.0 Mtpy stage to obtain a P80 106 μm product for cyanide leaching in the presence of activated carbon in obtaining gold recovery of 92.1%.

Permit conditions

The Borborema project is currently in the ramp-up phase, in accordance with Operating License (LO) No. 2024-219477/TEC/LO-0639, which authorizes the mining and processing of gold ore in an area of 490 hectares. This license is linked to mining rights 805.049/1977, 840.149/1980 and 840.152/1980 of the National Mining Agency (ANM), which cover a total area of 2,902.7 hectares. To expand the deposit, it will be necessary to build a 5.3 km bypass of BR 226, and to this end, the licensing processes with the federal and state governments are already underway.

Operating License (LO) No. 2024-219477/TEC/LO-0639 is valid until February 03, 2031 and covers changes and improvements made during construction in the 490-hectare area. However, according to IDEMA, any expansion or change that exceeds 490 hectares but occupies up to 100 additional hectares must apply for an Expansion License and will be incorporated into the current Operating License. Future expansions or changes that exceed the 100 hectares already expanded will be subject to separate licensing.

Additional licenses are required for the full operation of Borborema Project such as the Sewage Treatment Plant Operating License, Power Distribution Line Operating License.

For a list of our current material concessions, see “Regulatory Overview—Mining Regulations.”

Processing plants and other available facilities

The proposed beneficiation plant design is based on metallurgical testing and designed for optimal gold recovery with low capital and operating costs. In its initial conception, a conventional circuit for feeding 4.0 Mtpy was foreseen, consisting of three-stage crushing, ball mill, CIL, and thickening and filtering for dry stacking of the tailings, including desorption by the Anglo American Research Laboratory (AARL) method and electrolysis. The current design is based on a nominal feed of 2 Mtpy of ore, assuming a crushing plant availability of 75% and 90% for milling/CIL and supported downstream operations by an emergency stockpile of crushed ore and reserve equipment in critical areas. The Project includes single-stage primary crushing with a single stage semi-autogenous grinding (SSSAG) mill circuit at the 2.0 Mtpy stage to obtain a P80 106 μm product for cyanide leaching in the presence of activated carbon in obtaining gold recovery of 92.1%.

Total cost or book value of property

The total net book value of this property, plant and equipment is US$184.0 million.

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Drilling, Sampling & Assaying

Historical drilling on the Borborema Gold Project has been completed in various campaigns since 1979 by several companies including Xapetuba, JICA, Santa Elina, and Caraiba.

Historical drilling (DDH & RC) statistics in Borborema Project.

Campaign		Diamond Drilling		Reverse Circulation		Total
Company	Year	Holes	Meters	Holes	Meters	Holes	Meters
Xapetuba	1984 – 1990	13	264	198	4,545	211	4,809
JICA	1991	2	400			2	400
Santa Elina	1995	15	1,185			15	1,185
Caraiba	2007	75	10,528			75	10,528
Total		105	12,377	198	4,545	303	16,922

The diamond drilling was completed by conventional and wireline techniques using HQ and NQ diameter core except for the JICA drilling which used AX diameter core.

Crusader began drilling on the Project in August 2010 and drilled consistently until the end of 2012. Crusader drilled 1, 235 m in 10 diamond drill holes for a metallurgical study. Big River drilled 13 holes to extend the known mineralization at depth and increase the inferred mineral resources. The below table summarizes these drilling programs.

Crusader and Big River (DDH &RC) drilling statistics in Borborema Project.

Campaign		Diamond Drilling		Reverse Circulation		Total
Company	Year	Holes	Meters	Holes	Meters	Holes	Meters
Crusader	2010 – 2014	185	41,001	723	6,026	908	87,027
Big River	2021 – 2022	13	5,141			13	5,141
Total		198	46,142	723	46,026	921	92,168

The drilling was completed in various stages and for various purposes. The below table shows the detailed statistics of each drilling campaign. Crusader drilled 1,235 m in 10 diamond drill holes for a metallurgical study which is included in the resource building category since the results was used also for Mineral Resource estimation.

Crusader drilling detailed statistics in Borborema Project.

	Diamond Drilling		Reverse Circulation		Auger Drilling		Rotary Air Blast		Total
Drilling Program	Holes	Meters	Holes	Meters	Holes	Meters	Holes	Meters	Holes	Meters
Resource	172	39,131	380	23,794					552	62,925
Condemnation			267	13,984					267	13,984
Exploration	1	253	76	8,248					77	8,501
Geotechnical	2	382							2	382
Metallurgical	10	1,235							10	1,235
Heap Leach Piles					48	250			48	250
Grade Control							98	238	98	238
Total	185	41,001	723	46,026	48	250	98	238	1,054	87,515

The analyses carried out by the four laboratories are summarized in the table below.

Laboratory analysis techniques used by Crusader.

Lab	Lab Code	Sample Digestion	Finish	Company	Main Element	Limit of detection (ppm)	Use
Bureau Veritas	FA001	Fire Assay	AAS	Crusader	Au	0.001	Normal
ALS	Au-AA26	Fire Assay	AAS	Crusader	Au	0.01	Normal
ACME	G6-50	Fire Assay	AAS	Crusader	Au	0.005	QC
Ultratrace	FA002	Fire Assay	ICPM	Crusader	Au	0.001	QC
SGS	FAA505	Fire Assay	AAS	Big River	Au		Normal

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The entire sample preparation for Crusader 2010-2011 and 2021-2022 drilling campaigns was carried out in designated laboratories.

Mineral Resource

SRK Consulting (U.S.), Inc. (“SRK”), acting as third-party firm Qualified Person, performed the Mineral Resource estimate in support of the Borborema Feasibility Study (FS) report with an effective date of 31 January 2023. All definitions for Mineral Resources comply with all disclosure standards for mineral resources under §§229.1300 through 229.1305 (subpart 229.1300 of Regulation S-K). All supporting drilling and geological data were provided by Aura and reviewed by the Qualified Person. SRK constructed the block model, performed grade shell modeling of mineralization, interpolation of gold concentrations, scripting of bulk density, assigning Mineral Resource classification based on SEC definitions, and estimated the Mineral Resource statement. The mineral resource block model was finalized in late 2022.

The drill hole database supporting the Mineral Resources contains 1,370 drillholes for 109,578 m across the entire property with 74,038 sample intervals utilized to inform the mineral resource estimate for Borborema.

There are 29,617 specific gravity (SG) measurements from drilling data in the database used in Mineral Resources.

SRK reviewed raw sampling, 1 m, 2 m, and 3 m composite lengths to determine material effect or bias on these various composite lengths. A 2 m composite was selected for estimation of the 2022 Mineral Resource model. It is the Qualified Person’s opinion that use of a 2 m composite is considered appropriate based on the raw sampling intervals with the majority collected at 1 m length.

The Borborema Mineral Resource block model does not utilize a lithological model to confine the grade estimation but instead utilizes multiple gold grade shells to define Au estimation domains. This approach was used due to the inability to model lithostratigraphic correlations across the deposit. As the gold mineralization is predominantly controlled by a primary structural zone trending north-south and dipping ~35 degrees to the east; it was this orientation that was used to define the grade shell directionality and trend.

The Mineral Resource block model utilized a minimum 0.2 g/t Au grade shell to constrain the estimation and thus, define the overall mineralization envelop with potential for economic material. Within the 0.2 g/t Au grade shell, SRK has utilized two additional nested gold grade shells of 0.5 and 1.0 g/t Au that were also created in Leapfrog® Geo using the indicator numeric modeling tools.

SRK utilized an oxidation boundary surface constructed in 2012 by Crusader (Cascar) to discriminate oxide from sulphide mineralization as the logging data was considered too variable and of lower confidence to construct this surface. The oxidation model is used to code bulk density in the Mineral Resource block model. SRK notes the surface is utilized to provide an approximate indicator of the transition but recognizes the confidence in the boundary is considered poor. Therefore, the simplicity of the oxidation boundary is in question and the Qualified Person has accounted for this uncertainly through Mineral Resource classification.

The 2022 Mineral Resource block model gold grade was estimated using Ordinary Kriging (OK) and inverse distance weighted squared (IDW2) methodologies constrained within nested grade shells at 0.2 g/t, 0.5 g/t, and 1.0 g/t Au indicatory grade shells (graphic below).

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Longitudinal view of Au grade shells, looking west (SRK, 2022).

The Mineral Resource are presented in the below table.

Mineral Resources Borborema Project

Classification	Oxidation	Mass (Mt)	Au average (g/t)	Au cog (g/t)	Recovery (%)	Au Total (Kt oz)
Indicated	Oxide	0.8	0.60	0.40	92.1	14
Indicated	Sulfide	36.9	0.98	0.40	92.1	1,071
Indicated	Total	37.7	0.97	0.40	92.1	1,085

Inferred	Oxide	0.1	0.82	0.33	92.1	2.2
Inferred	Sulfide	10.8	1.13	0.33	92.1	360.4
Inferred	Total	10.9	1.12	0.33	92.1	362.

Notes:

(1)	Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

(2)	The effective date of Mineral Resources is January 31, 2023

(3)	S-K 1300 definitions were used to estimate Mineral Resources.

(4)	Mineral Resources are exclusive to Mineral Reserves.

(5)	The Mineral Resource estimate is reported on a 100% ownership basis.

(6)	Mineral Resources are contained within a pit shell and are estimated in situ.

(7)	Mining dilution, mining losses, or process losses were not applied in estimating Mineral Resources.

(8)	Mineral Resources tonnages and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

(9)	The economic CoG for Mineral Resources is based on the long-term outlook sale price of US$1,800/troy ounce of gold, 92.1% recovery, average mining costs of US$2.00/t, processing costs of US$14.82/t, G&A of US$1.38, and sustaining capital costs of US$0.62/t.

(10)	An overall 61° (east side) and 37° (west side) pit slope angle, 0% mining dilution, and 100% mining recovery have been used.

(11)	Mineral Resources were reported above the economic 0.33 g/t Au CoG and are constrained by an optimized pit shell.

(12)	The Qualified Person for Mineral Resources is Erik Ronald, P. Geo (PGO #3050), Principal Consultant with SRK Consulting (U.S.), Inc. based in Denver, USA.

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Mineral Reserve

Borborema Project Mineral Reserve Estimates, as of July 31, 2023 are based on the Mineral Resources reported above by SRK. The key modifying parameters upon which the July 31, 2023 open pit Mineral Reserve Estimates were made are summarized in the below table.

Modifying Factor	Value
Gold Price	US$1,500/oz
Gold Refining Charge	US$28/oz
Royalties (CFEM¹)	1.5% of Gross Revenue
Exchange rate	R$5.2:US$1
Costs
Mining fixed	US$0.20/t
Mining weathered	US$2.20/t
Mining fresh rock ore	US$3.00/t
Mining fresh rock waste	US$2.60/t
Processing	US$14.82/t processed
G&A	US$2,753,173/year
Sustaining	US$ 0.62/t processed
Plant recovery	92.1%
Mining recovery	95%
Total Dilution (planned and unplanned)	5%
Overall Pit Slopes	36.5 – 61.5°

The Mineral Reserves inside the engineered pit designs were reported using cut-off grades (COG=0.40 g/t Au) estimated by rock type, based on a gold price of US$1,472/oz, including an allowance for refining costs of US$28/oz, and a R$:US$ exchange rate of 5.2:1.

A high voltage transmission line (HVTL) constrains the pit to the north and a highway paved road (BR-226) constrains the pit to the south.

The Mineral Reserves are presented in the below table.

Mineral Reserves Borborema Project

Classification	Tonnage (kt)	Au Grade (g/t)	Au Content (koz)	Cut-off grades (g/t)	Metallurgical recovery (%)
Proven	—	—	—	—	—
Probable	22,455	1.12	812	0.40	92.1
Total	22,455	1.12	812	0.40	92.1

Notes:

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	The effective date Borborema Mineral Reserve is July 31, 2023.

(4)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(5)	Mineral Reserves have an effective date of July 31, 2023. The qualified person for the estimate was Bruno Yoshida Tomaselli, B.Sc., FAusIMM, an employee of Deswik.

(6)	Mineral Reserves are confined within an optimized pit shell that uses the following parameters: gold price including refining costs US$1,472/oz; mining costs US$2.40/t weathered material, US$2.80/t waste fresh rock, US$3.20/t ore fresh rock; processing costs US$14.82/t processed; general and administrative costs US$2.8 M/a; sustaining costs US$0.62/t processed; process recovery of 92.1%; mining dilution of 5%; ore recovery of 95%; and pit inter-ramp angles that range from 36–64°.

(7)	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

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Operations

On March 28, 2025, the Company announced that production ramp-up at Borborema had commenced, making Borborema the second project Aura has brought into operation on time and on budget. With ramp-up now underway, the mine and plant are operational, and Aura expects to achieve commercial production by the third quarter of 2025. Construction capex is 100% committed, with 71% disbursed. Significant developments include the conclusion of the Main Substation, Power Line, Mechanical assembly of the Crushing Area and the CIL area. The mine pre-stripping is ongoing according to the plan and a total of 5.7Mt of waste has been moved to the waste dump. Detailed engineering is complete, construction activities are at 80% complete, civil works have reached 90% completion, and equipment installation is at 60% completion. A road relocation is pending approval by the National Infrastructure Agency. The project currently employs 2,184 direct and indirect personnel. The operational license is in place, allowing the start of the operations once construction is complete.

All the licenses are in place and the 18 environmental programs are ongoing according to the Environmental Impact Assessment report.

Other activities in 2024 include a hydrogeological study, resurveying of all the historical drill holes by the topography team for QAQC purposes and conversion of drill database to UTM/SIRGAS 2000 (official reference datum of Brazil).

Matupá Project

Qualified Person

Parts of this section are derived from the technical report summary, entitled “Technical Report Summary on the Feasibility Study for the Matupá Gold Project, Matupá Municipality, Mato Grosso, Brazil,” issued March 28, 2025, with an effective date of August 31, 2022, prepared by F. Ghazanfari. P. Geo. (Aura Minerals), L. Pignatari, P.Eng. (EDEM, Consultants, Brazil), and H. Delboni Jr. P.Eng. (Independent Mining Consultant, Brazil) as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The technical report summary is included as an exhibit to the registration statement of which this prospectus forms a part.

Property Description and Ownership

The Matupá Gold Project area is an exploration stage project located in the Alta Floresta Gold Province, which lies in the extreme north-central part of Mato Grosso State, Brazil. The Project area encompasses an area surrounding the towns of Matupá and Guarantã do Norte, approximately 700 km north of Cuiabá, the Mato Grosso State Capitol and 200 km north of Sinop, an important commercial center and fourth city population. The Matupá Gold Project refers to Aura’s, and previously Rio Novo’s and Aura’s, on-going exploration, economic evaluation and planned development by surface mining of gold deposits in the province. This report focuses on the X1 and Serrinhas gold deposits.

The X1 Deposit is located near Matupá city, approximately 11 km north of its urban area and approximately 11 km south of the town of Guarantã do Norte, both municipalities are located along Highway BR-163. The coordinates of the X1 Deposit are 728117.80 m East, 8885898.28 m North and of the Serrinhas Target are 733427.48 m East, 8865243.02 m North – South American Datum (1969), UTM Zone 21 South.

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Matupa Gold Project location and Mineral Claim Map

Aura holds the mineral rights for nine properties, of which three cover an area of 15,333.81 hectares (“ha”) located within an existing Mining Concession (X1 Deposit, Serrinhas and Guarantã Ridge Targets). The other six properties totaling 47,172.65 ha are under an Exploration Permit. The Property totals 62,506.46 hectares in the Alta Floresta Gold Province.

The Matupá Gold Project includes the properties covered by the Mining Concessions ANM number 866.428/2002 that includes the X1 Deposit, the property under ANM number 866.324/1991 including the Serrinhas Target, and the property ANM number 866.072/2001 covering the Guarantã Ridge Target.

Geology and Exploration

The Alta Floresta Gold Province (“AFGP”) is located in the south-central portion of the Amazon Craton (Almeida, 1978; Almeida et al., 1981), a crustal segment north of South America that would have stabilized at 1.0 Ga, which is surrounded by the mobile Neoproterozoic mobile belts of Tucavaca (in Bolivia), Araguaia-Cuiabá (Central Brazil) and Tocantins (northern Brazil) (Almeida et al., 1976; Cordani et al., 1988; Tassinari & Macambira, 1999). As the AFGP covers an area of approximately 430,000 km2, it represents one of the largest cratonic regions on the planet, comprising two Precambrian shields: the Central Brazil (or Guaporé) and Guiana shields, that are separated by the Paleozoic Solimões-Amazonas (Tassinari) basin (Macambira, 1999; Dardene & Schobbenhaus, 2000; Tassinari et al., 2000).

The Alta Floresta Gold Province (AFGP) is mostly comprised of plutono-volcanic sequences generated in paleo- and mesoproterozoic continental arcs, in addition to deformed and metamorphic units in restricted greenschist facies to its central and northwestern portions. The units that comprise the province, especially its eastern segment, are essentially represented by oxidized calcium-alkaline plutonic and volcanic rocks, of medium to high potassium (K), meta- to peraluminous, belonging to the magnetite series (type I granites). of volcanic, sub-volcanic and alkaline granitoids (type A granites).

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The basement of this portion of the province corresponds to heavily razed areas and lacks outcrops. The basement unit is currently divided into two main complexes: (i) Bacueri-Mogno 2.24 Ga (Pimentel, 2001), not exposed in the eastern segment of the AFGP; and (ii) Cuiú-Cuiú 1992 ±7 Ma (Souza et al., 2005). The first main complex comprises pyroxene-rich orthoamphibolites, orthogneisses, paragneisses (garnet-silimanite-cordierite-biotite gneiss, illimanite-biotite gneiss and illimanite gneiss), enderbitic plutonics, banded iron formations, calc-silicate-quartzite-granite, quartzite-granitic rocks, metagabbro-norite and metapyroxene that exhibit mylonitic foliation and/or medium- to high-dip gneiss banding that are oriented east-west to east-southeast-west-northwest (Souza et al., 2005; Silva & Abram, 2008). Pimentel (2011) obtained isochronic Sm-Nd ages of 2.25 Ga and ɛNd(t) of 2.4 for amphibolite in this complex, corresponding, therefore, to the oldest age in the region. The Cuiú-Cuiú Complex, the second main complex, however, outcrops near the cities of Peixoto de Azevedo and Novo Mundo, and consists essentially of granitic to tonalitic gneisses, migmatites intruded by calcium-alkaline foliated granitoids of tonalitic to monzogranitic composition (Paes de Barros, 2007), in addition to shales, mafic and ultramafic rocks and banded iron formations (Dardenne & Schobbenhaus, 2001).

The Matupá Gold Project area is part of the granitic bodies of the Matupá Intrusive Suite, which has an intrusive geological relationship to the gneiss basement of the Cuiú-Cuiú complex and to the Diorite/Gabbro bodies, the oldest regional event. The Matupá Intrusive Suite are mostly identified from soil due to few available outcrop exposures or by diamond drilling. These rocks were intruded by quartz feldspar porphyries and late fine-grained mafic to intermediate dykes. These sequences are in contact with volcanic and pyroclastic rocks of the Colíder Group located north of Guarantã do Norte city.

The lithology of the basement rocks in the Project area includes biotite-tonalitic gneisses representative of the Cuiú-Cuiú complex. Among the most significant lithologies in the properties, particularly surrounding the X1 Deposit and parts of the Alto Alegre block, are medium, inequigranular and porphyritic biotite-granodiorites (potassium feldspar porphyries up to 3 cm in size) of light gray color, essentially isotropic, and may locally present incipient to little penetrative foliation when close to zones of regional magnitude shear or smaller shear zones reflecting them. The porphyritic biotite-granodiorites are composed of quartz, plagioclase, potassium feldspar phenocrysts (pink microcline), biotite and magnetite.

The initial exploration work was first carried out in 1996 by Mineração Bom Futuro in partnership with Western Mining Corporation (“WMC”) later followed by Rio Tinto (“RTZ”) in 2000, resulting in the discovery of the Serrinhas of Matupá target, currently known as the Serrinhas Target. Among the historical exploration activities performed was geological mapping, geochemical sampling of rock and soil, ground geophysical surveys (Gamma spectrometry and Gradient IP), followed by auger drilling. Reverse circulation and diamond drilling campaigns, sample results ranged from 0.2 g/t to 24.09 g/t Au, followed by detailed geological mapping at a 1:1, 000 scale were performed. Later exploration work performed by Vale involved ground and airborne geophysical surveys and initial diamond drilling campaigns, resulting in the discovery of the Guarantã Ridge and X1 Deposits in 2002 and 2003, respectively.

Drilling, Sampling and Assaying

Drilling on the Matupá Gold Project has been completed in various campaigns since 1996 by WMC, Rio Tinto (RTZ), Crescent Resources (“CRESCENT”), Vale, Mineração Santa Elina (“MSE”), and Rio Novo. The implemented drilling methods were diamond drilling, reverse circulation (RC), and auger drilling. For the purposes of previous studies, Rio Novo decided not to use the reverse circulation drill hole information for the geological models and Mineral Resource Estimates, now historical estimates, for any deposits. This was done to assure that the quality of assay results and other drill hole information met Rio Novo’s quality control standards. The current study also follows the same logic regarding drilling and has not used RC drilling in modelling, estimation, and classification.

In total, there have been 148 diamond drill holes drilled in the X1 area, totaling 30,184.66 m. The below table summarizes the X1 drilling and drill core results.

Total Drilling in the X1 Area.

Type	Company	Period	Number off Holes	Total Length (M)	Average Hole Depth (M)	Number Of Samples	Drill Hole Series
Diamond Drilling	VALE	1999 – 2004	18	3,190.05	177.23	3,139	• FD-029 to • FD-046
	MSE	2006 – 2010	63	14,106.34	223.91	8,158	• SEX1-01 to • SEX1-063
	RNM	2010 – 2018	60	11,469.66	191.16	10,318	• FX1D-0001 to • FX1D-0061
	Aura	2019 to date	7	1,418.61	202.66	697
	Subtotal		148	30,184.66	198.74	22,312
RC Drilling	Aura	2019 to date	43	2,242	52.14	2,242	• FX1R-0001 to • FX1R-0043
	Subtotal		43	2,242	52.14	2,242

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Mining and Processing Methods

The mining operation for the Matupá Gold Project uses conventional open pit mining. The mine development plan allows access to grade levels to maximize gold production and provides operational flexibility by mining several benches simultaneously.

The waste rock comprises soil, saprolite, altered rock mass, and fresh rock. The excavation plan for these deposits is to drill and blast, with explosives, all fresh rock and 30% of the saprolite. Load and haulage will be performed mainly by hydraulic excavators, backhoes, and front-end loaders, and material transported by trucks (vocational).

Benches will be configured as follows:

•	A minimum mining width of 30 m on a 10 m-high bench is used, including a final bench access incorporating an operational mining width of 15 m to maximize access to the mineralized zone.

•	The waste and ore benches will be mined as 5 m thick layers, leaving a designed 10 m maximum bench height.

•	The ore and waste zones have been analyzed and it is possible to operate with a proper berm width and in-pit dumping operational space.

•	The benches will have a slight decline from crest to the toe of the upper bench face slope, in the direction of the open side to drain rainfall and to maintain designed slope angles. A good drainage design inside the pit and for rainwater collection contribution areas around the pit, allow for the minimization of operational disturbances during heavy rain.

The processing plant is located about 1.0 km from the X1 pit.

The mining faces will be accessed by 15-m wide double lane roads with 10% gradient. All roads will have 2.0 cm/m transversal gradient, from the center to the lateral edge of the road, with drainage ditches along the roads. Road conditions must be compatible with good practices and safety for the operation of mining equipment.

The stipulated capacity for the Matupá industrial circuit is 1.3 Mtpa for processing blends of Fresh Rock and Oxide ore types. The selected treatment flow sheet for Matupá includes crushing, grinding, gravity concentration, and intensive leaching, followed by leaching (leaching - carbon in leach), carbon adsorption, cyanide neutralization (Detox), tailing thickening, and filtering for final disposal in piles, as shown in the graphic below. Based on an extensive testing campaign, gold recovery was modelled as a function of the Life of Mine (LOM) gold grades.

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The crushing circuit is designed for a nominal capacity of 3,562 tpd and 70% availability. The run of mine (ROM) will be hauled and dumped in stockpiles, reclaimed with front-end loaders into the crushing feed hopper that is equipped with a static grizzly for retaining the oversize material, while a mobile rock breaker is used to break oversize rocks. From the hopper a vibrating grizzly feeder modulates the feeding flow rate, and separates material into coarse (oversize) and relatively fine (undersize) fractions. The former size flows by gravity to the primary jaw crusher chamber, while the fine material, together with the primary crusher discharge, is conveyed to a surge bin. Given that the crushing and milling circuits are designed according to different availabilities, an excess of crushed material will result when the crushing plant is fully operational. This excess material will be piled in a dedicated stockpile and reclaimed by a front-end-loader to a reclaim bin equipped with a vibrating feeder that also feeds the milling circuit. Based on selected ROM size distribution, equipment design, and circuit simulations the predicted crushing circuit P80 is 90 mm.

Permit conditions

The EIA/RIMA was filed with SEMA-MT, the Mato Grosso Regulatory Environmental Agency, on November 30, 2021. Aura presented the Matupá project to the environmental agency’s technical team on March 15, 2022.

The Public Hearing was held on May 10, 2022, and conducted by SEMA. In general, the Matupá project was well received by the community and by the mayors of Matupá and Guarantã do Norte. There were no objections.

SEMA-MT made a technical visit to the project area and finally issued the Technical Opinion and Preliminary License No. 317287/2023, valid until July 12, 2028. The applications for the Installation License and Permit for clearing native vegetation were filed with SEMA on December 23, 2023. The application for the Installation License and clearing native vegetation Permit was filed with SEMA on December 23, 2023.

On January 31, 2025, the Installation License No. 77412/2025 was issued by SEMA, but only for areas already cleared in the past by the landowner, and which are currently occupied by pasture. The Installation License is valid until January 30, 2030. The area required for clearing native vegetation is 28 ha. However, since this area is a Legal Reserve area, it will be necessary to purchase another area with an increase of 10%, totaling 31 ha to comply with the new State Law No. 788/2024. Negotiations for the purchase of the property are already underway. It is estimated that the entire process between purchasing the land and approval by SEMA will take 6 months from now.

The Matupá project also obtained the Water Use Permit (ORDINANCE No. 450 OF MAY 17, 2023) to capture 80 m3/h, valid until May 16, 2033. The main additional Permits required to support the Matupá Project are:

•	Effluent Discharge Permit: required for 4 points (tailings stockpiles, waste rock stockpile and low-grade or stockpile) will be applied throughout 2025. It is estimated that the full period for preparing the processes, filing with SEMA and issuing the permits will be 9-10 months.

•	Cutting Isolated Trees Permit: The application for the Permit for the cutting of isolated trees (total of 122 trees) was filed with SEMA on February 25, 2025. The process is under analysis, and it is estimated that the Permit will be issued in approximately 4 months.

•	Gas Station Permit: Licensing for tanks over 15,000 l will be a three-phase process, i.e., it will require the application of a Preliminary License, Installation License and Operating License. The application of the licenses will be throughout 2025 and it is estimated that the entire licensing process will take around 8-10 months.

•	Power Line: The Licensing of a 138 kV Power Line will be three-phase, that is, it will require the application of a Preliminary License, Installation License and Operating License. The application of the licenses will be throughout 2025, and it is estimated that the entire licensing process will take around 10 to 12 months.

For a list of our current material concessions, see “Regulatory Overview—Mining Regulations.”

Processing plants and other available facilities

The stipulated capacity for the Matupá industrial circuit is 1.3 Mtpa for processing blends of fresh rock and oxide ore types. The selected treatment flow sheet for Matupá includes crushing, grinding, gravity concentration, and intensive leaching, followed by leaching (leaching – carbon in leach), carbon adsorption, cyanide neutralization (Detox), tailing thickening, and filtering for final disposal in piles, based on an extensive testing campaign, gold recovery was modelled as a function of the Life of Mine (LOM) gold grades.

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The crushing circuit is designed for a nominal capacity of 3,562 tpd and 70% availability. The run of mine (ROM) will be hauled and dumped in stockpiles, reclaimed with front-end loaders into the crushing feed hopper that is equipped with a static grizzly for retaining the oversize material, while a mobile rock breaker is used to break oversize rocks. From the hopper a vibrating grizzly feeder modulates the feeding flow rate and separates material into coarse (oversize) and relatively fine (undersize) fractions. The former size flows by gravity to the primary jaw crusher chamber, while the fine material, together with the primary crusher discharge, is conveyed to a surge bin. Given that the crushing and milling circuits are designed according to different availabilities, an excess of crushed material will result when the crushing plant is fully operational. This excess material will be piled in a dedicated stockpile and reclaimed by a front-end-loader to a reclaim bin equipped with a vibrating feeder that also feeds the milling circuit. Based on selected ROM size distribution, equipment design, and circuit simulations the predicted crushing circuit P80 is 90 mm.

The single stage griding circuit will include a high-aspect semi-autogenous (“SAG”) mill operating in a closed configuration with hydrocyclones. The grinding circuit was designed on the basis of feed and product P80 of 90 mm and 0.125 mm respectively. The fresh feed reclaimed from the crushing plant surge bin is conveyed to the SAG mill, whose discharge pulp flows to a dedicated trommel screen. The material retained in the trommel screen (pebbles) is conveyed back to the SAG mill feed, whereas the trommel undersize gravitates to an underneath sump, from which it is pumped to a single hydrocyclones nest. The relatively coarse fraction (underflow) will be split in two fractions. The first will flow through the gravity concentration stage, whose tailings will flow to the SAG mill feed. The second fraction will flow straight back to the SAG mill feed. The gravity concentration circuit will include a scalp screen, a centrifugal concentrator, and an intensive leaching reactor. The hydrocyclones nest overflow is the grinding circuit product. The hydrocyclones overflow will be directed to a trash screen, where undersize material will flow to a thickener to increasing the concentration of solids prior to processing in a leaching-carbon-in-leach (“L-CIL”) circuit.

The leach-adsorption circuit will consist of two leach tanks and six carbon-in-leach (“CIL”) tanks. Mechanical agitation installed in all tanks will maintain the suspension of solids, as well as an adequate reagent homogenization. Fresh and regenerated carbon from the carbon regeneration circuit will be added to the CIL circuit for gold and silver adsorption. Carbon will flow counter-current to the slurry flow by pumping slurry and carbon. Slurry from the last CIL tank will gravitate to the cyanide detoxification tanks. Once a day, the pulp from the first carbon tank will be pumped into a dedicated screen to separate the loaded carbon from the pulp; the carbon will be processed through to the acid washing and a Zadra elution circuit. After regeneration, the carbon will return to the circuit passing through a dewatering screen.

Both the elution and intensive leaching solutions will be pumped to the pregnant solution tank for feeding the electrowinning cell. The sludge gold-rich cathodes will be washed, filtered and dried. The dry material obtained will be mixed with smelting fluxes and smelted in a furnace to produce gold doré (bullion).

The pulp from the leaching and adsorption circuit will flow by gravity to the cyanide neutralization circuit by using the SO2/air method (Detox or Inco). The pulp from the neutralization circuit will flow to a safety screen to retain any loaded carbon, which will be stored for recirculation in the CIL circuit. The screen undersize material will be pumped to the tailing thickener.

Tailings resulting from the Detox circuit will be transferred to a high-rate thickener, whose underflow, at 60% w/w (weight per weight) solids, will be transferred to the filtration circuit where a horizontal vacuum filter will reduce the cake moisture to 21-23%. The filtering water and the thickening water will be recirculated within the processing plant. The filtered product will be transferred to disposal piles. Water runoff from these piles will also be recirculated in the processing plant. The filtered tailings will be transferred to the disposal area (Dry Stacking).

The majority of water consumed in the processing plant is designed to derive from recirculation within the industrial installation. Make-up water will be pumped from the Porcão River, which is located close to the future industrial installations. Water from the Porcão River will also be used for reagent preparation, elution, pump sealing water, as well as for the potable water treatment unit.

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The main reagents to be used in the Matupá industrial plant are sodium cyanide, hydrated lime, sodium hydroxide, sodium metabisulfite, hydrochloric acid, and copper sulfate pentahydrate.

Total cost or book value of property

The total net book value of this property, plant and equipment is US$21.2 million.

Mineral Resource

The Matupá Gold Project Mineral Resource Estimate is limited to the X1 Deposit. The Mineral Resource Estimate updates were performed for all current information using a validated database. 3-D updated models were constructed in the GEOVIA GEMS™ and Surpac™ software platform (version 6.3). Mineral Resources were estimated using the same software platform by Farshid Ghazanfari, P.Geo. and QP for Aura Minerals. In the opinion of the QP for this section, the Mineral Resource Estimates have been prepared and classified in accordance with S-K 1300 definitions.

The X1 Deposit database includes different drilling campaigns conducted by various companies, Vale, Santa Elina, Rio Novo and Aura, carried out between 2003 to 2021. The older data was received as part of the acquisition of Rio Novo by Aura Minerals.

Two alteration models were developed based on lithological and alteration logging information of all drill holes that intersected mineralization on the X1 property. These two models, with some minor adjustments, were used for the Mineral Resource Estimate for the X1 Deposit. Three 3-D models were created for saprolite, weathered, and fresh rocks after grade interpolation had been performed. These models coded appropriately within the X1 block model for the Oxide attribute. The alteration model consists of oxide and sulfide materials with separate tonnes and grades calculated for each material type.

The X1 database contains sufficient data to determine a Mineral Resource Estimate. The X1 database contains 21,663 samples with Au and Ag values equal to or greater than zero. Sample lengths are variable, from 0.34 m to 6.45 m, with an average length of 1.33 m. Samples within the mineralized envelopes were processed into 2.0 m composites and capped, after compositing, at 20.0 g/t Au and 170 g/t Ag.

The block model limits were defined using UTM coordinates, and the block size selected for the model was 5m x 5m x 5m. The model was not rotated. The grade interpolation used Ordinary Kriging (“OK”). The updated, 3-D alteration models, coded in the block model, were interpolated using only the data points from inside that specific zone as the data source. The strong phyllic alteration was coded as rock type 4, weaker phyllic alteration coded as rock type 6, and a separate composite data set for each domain was used in grade interpolation.

The Mineral Resources for the X1 Deposit have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definitions and Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) (CIM, 2014), which are consistent with the definitions for Mineral Resources in S-K 1300. The classification parameters consider the proximity and number of composite data. The block model is then coded accordingly for Measured (1), Indicated (2) and Inferred (3) classification for all three deposits.

The updated Mineral Resource Estimate is based on the alteration models which encompassed all economic gold mineralization in the X1 Deposit. These mineralized domains were analyzed for grade capping values and variography and were interpolated using the ordinary kriging method. Once the block model was completed it was classified into Measured, Indicated, and Inferred Mineral Resources. A Lerchs-Grossman open pit optimization process was performed, resulting in the updated Mineral Resource Estimate presented in table below:

Mineral Resources Matupa Project

Resources Classification	Tonnes (t)	Au (g/t)	Contained Au (oz)	Au Metallurgical Recovery (%)	Ag (g/t)	Contained Ag (oz)
Measured	73,550	0.61	1,440	93.2	2.69	6350
Indicated	343,730	0.61	6,720	93.2	3.39	37,470
Measured + Indicated	417,280	0.61	8,160	93.2	3.27	43,820
Inferred	77,560	0.78	1,950	93.2	1.25	3,120

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Notes:

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resource Estimate has an effective date of August 31, 2022, and is 100% attributable to Aura.

(3)	Mineral Resources are exclusive to Mineral Reserves.

(4)	Mineral Resources do not have demonstrated economic viability and are not Mineral Reserves.

(5)	The base case cut-off grade for the estimate of Mineral Resources is 0.35 g/t Au.

(6)	Mineral Resources are reported on an in-situ basis without applying mining dilution, mining losses, or process.

(7)	The in situ Measured and Indicated Mineral Resources are contained within a limiting pit shell (using a gold price of US$1,800 per ounce Au) and comprise a coherent body.

(8)	A density model based on alteration and rock type was established for volume to tonnes conversion averaging 2.76 tonnes/m3.

(9)	The metallurgical recovery is estimated to be 93.2% for gold ascertained from the Consolidations tests(section 12.2.1).

(10)	Contained metal figures may not add due to rounding.

(11)	Surface topography used in the models was surveyed July 31, 2021.

(12)	The Mineral Resource Estimate for the X1 Deposit was prepared by Farshid Ghazanfari, P.Geo., a Qualified Person as defined in S-K 1300 regulations.

Mineral Reserve

The Mineral Reserves estimation was prepared using industry standard methods and provides an acceptable representation of the deposit. Engenharia de Minas ME (“EDEM”) reviewed the reported Mineral Resources, production schedules, and factors for conversion from Mineral Resources to Mineral Reserves.

The Mineral Reserve Estimates have been prepared in accordance with, and the classification of Proven and Probable Reserves conform to S-K 1300 definitions. Economic analysis of the Life of Mine (LOM) plan generates a positive cash flow and, in EDEM’s opinion, meets the requirements for the classification of Mineral Reserves.

The designed open-pit’s Proven and Probable Mineral Reserves of gold are estimated to be about 8.5 Mt, with a grade of 1,14 g/t Au, totaling around 293,000 ounces of gold metal contained. The Mineral Reserves’ input parameters and estimated results for the Proven and Probable classification are presented in the below table.

Mineral Reserves Matupa Project

Mineral Reserve Estimate
Classification	Proven		Probable			Total
Ore Type	Tonnes (kt)	Au (g/t)	Tonnes (kt)	Au (g/t)	Tonnes (kt)	Au (g/t)	Cut-off grades (g/t)	Metallurgical recovery (%)
Low Grade Mineral Reserves	203.2	0.40	245.3	0.40	448.5	0.40	0.35	93.2
High Grade Mineral Reserves	3,596.0	1.36	4,440.3	1.03	8,036.4	1.18	0.35	93.2
Proven & Probable	3,799.2	1.31	4,685.6	0.99	8,485.9	1.14	0.35	93.2

*Notes:

(1)	The Mineral Reserve estimates were prepared in accordance with S-K 1300 Standards on Mineral Resources and Reserves.

(2)	The Mineral Reserve Estimate has an effective date of August 31, 2022.

(3)	The Mineral Reserves are reported in situ and based on an updated optimized shell using US$1,500/oz gold price, average dilution of 3%, mining recovery of 100% and break-even cut off grades of 0.35 g/t Au for X1 pit.

(4)	Contained metal figures may not be added due to rounding.

(5)	Surface topography as of July 31, 2021.

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(6)	Mineral Reserve estimate for Matupá Project was prepared under the supervision of Luiz Pignatari, P. Eng., a “qualified person”.

(7)	The concentration plant recovery was established by Consolidations Tests Recovery model presented in the “technical report”.

(8)	The silver grades and metal contents were not considered in the reserve calculation as still there are doubts about the metallurgical recovery during the gold production process.

Exploration

Since the feasibility study in 2022, regional exploration activities have been conducted by Aura at the Matupá Project, including surface activities such as soil and rock sampling, geological mapping and reconnaissance, drill core re-logging, geophysical survey, and exploration and extension drilling programs to develop a significant amount of gold occurrences and anomalies identified within a 50 km radius from the X1 Deposit inside Aura’s mineral rights.

In the Serrinhas Target, the exploration activities were continued with full core re-logging and a 1,200km of detailed drone magnetometer survey covering the entire prospect, which was used to guide the continuity of scout and extension drilling programs at MP2 West Zone and MP2 East Zone ore bodies both with conventional diamond core drilling and with directional diamond core drilling. From 2022 to the present, 17,200m of diamond core drilling in 71 drill holes was carried at the target and the most drilled to date is the MP2 mineralization zone.

In May 2024, Aura announced the acquisition of exploration rights for the Pé Quente and Pezão Projects, located in the Alta Floresta Gold Province, Mato Grosso, Brazil. The acquisition includes 6 Mineral Rights and is situated 50 km from the X1 deposit. The projects have the same type of mineralization as the X1 deposit, offering potential to increase the Mineral Resources and Mineral Reserves of the Matupá Project. Aura made an initial payment of US$500,000 for the exploration rights over the Pé Quente and Pezão Projects and may complete the acquisition of the mineral rights in 2025 for and additional US$9.5 million. Environmental licensing has been continued for X1 deposit and the preliminary license was issued by the State Secretariat for the Environment (SEMA – MT) on July 14, 2023, which was endorsed by the State Environmental Council on September 1, 2023. With the positive progress of environmental work, the Installation License was requested on December 15, 2023. The CAR (Rural Environmental Registry) validation for the issuance of the Vegetation Suppression Authorization is still under analysis by SEMA (Mato Grosso Environmental Agency).

Pé Quente Project

As noted above, on May 22, 2024, we announced that we had acquired, through our subsidiary Aura Matupá, the right to explore the Pé Quente and Pezão Projects, or the New Projects, in the state of Mato Grosso, Brazil.

The Pé Quente gold deposit is emerging as one of the most significant disseminated of gold systems in granitic environments within the Alta Floresta Gold Province, similar to the X1 Deposit and Serrinhas, with 6,200m of the planned 7,500m program completed with six high-priority targets identified to date. Drilling has confirmed historical high-grade gold intercepts previously identified by Graben Mineração SA (refer to press release dated May 22, 2024) in the Nilva zone. In addition, drilling also identified a new zone (Nilva North) which expands the footprint of mineralization along strike to the northeast. Pé Quente is one of several promising targets surrounding the X1 Deposit within a 50km radius, where Aura has completed a Feasibility Study.

Significant intercepts include Hole FPQD-0010 (Nilva) 0.96 g/t Au over 132.00m, including 4.05 g/t Au over 3.00m and 4.00 g/t Au over 2.00m and Hole FPQD-0020 (Nilva North): 1.18 g/t Au over 63.90m, including 4.14 g/t Au over 8.00m.

Era Dorada Project

Era Dorada is a development stage project located in Jutiapa, Guatemala, approximately 160 km by road from the capital, Guatemala City (Figure 1-1) and approximately 9 km west of the border with El Salvador. The nearest town to the Project is Asunción Mita, a community of about 18,500 people situated approximately 7 km west of the Project. The exploitation license covers 15.25 km2 and lies entirely in the municipality of Asunción Mita.

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Era Dorada Gold Project location and Mineral Claim Map

The Era Dorada Gold Project (the “Era Dorada Project”) is located in the Department of Jutiapa in southeast Guatemala approximately 160 kilometers by road from the capital, Guatemala City, and approximately nine kilometers west of the border with El Salvador. Bluestone Resources Inc. (“Bluestone”) previously owned the Era Dorada Project through its indirect, wholly-owned subsidiary, Minerales Entre Mares de Guatemala, S.A. (“Entre Mares”). Bluestone acquired Entre Mares from Goldcorp Inc. (“Goldcorp”) in 2017. On January 13, 2025, Aura acquired the Era Dorada Project through its acquisition of all of the issued and outstanding common shares of Bluestone.

Prior to Bluestone’s acquisition of the Era Dorada Project, 522 drill holes totalling 117,027 m were completed on the Project from 1998 to 2012. Metallurgical test work was conducted on samples from the Era Dorada deposit between April 1999 and January 2012 by Kappes, Cassiday & Associates (“KCA”). From January to July 2018, Bluestone completed an additional 55 drill holes totaling 11,384 m. JDS Mining & Energy Inc. (“JDS”) completed a Preliminary Economic Assessment (“PEA”) dated March 20, 2017, and an updated PEA dated June 2, 2017.

Regulatory feedback has not been supportive of the change to open pit mining methods. On June 17, 2024, Bluestone received a notice from the Guatemalan Ministry of Environment (“MARN”) challenging the approval procedure that approved the open pit mining method for the Era Dorada Project. Aura is evaluating the alternatives for a future potential development of Era Dorada.

Aura intends to conduct a definitive feasibility study in 2025 and evaluate all options considering existing permits from the government of Guatemala, including an operation consisting of an underground mine, process plant and a possible open pit scenario without interfering with underground facilities.

We do not consider Era Dorada to be material to our business or financial condition.

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Tolda Fria Project

Tolda Fria Gold Project location and Mineral Claim Map

The Tolda Fria Project is an exploration stage project situated in the Villamaria municipality, approximately 10 km southeast of the city of Manizales in the department of Caldas, Colombia. The city of Manizales offers excellent infrastructure, services, and a skilled workforce, which makes it an ideal location for the project. Access to the project site is facilitated by a 5 km paved road that leads to Gallinazo. From there, a four-wheel-drive accessible road connects to the Tolda Fria Project trailhead, which is located 5 km away. The final leg of the journey to the mine site office is along a heavily incised pack animal trail.

On May 31, 2011, Rio Novo completed the acquisition of CVME’s 75% interest in the Tolda Fria Project and executed an agreement with Universal to acquire the remaining interest in the project, making Rio Novo the 100% owner of the Tolda Fria Project.

The Tolda Fria Project has an Environmental License for small-scale mining, which will have to a modified for a modern mine under the Colombian mining code process. Aura intends to manage all such processes, conversion to concession contract, exploration permits, environmental approvals and mining consents & authorizations at the local level, establishing community relations, sustainability and institutional relations efforts as a priority in the development of the Tolda Fria Project.

Approximate transit time from the trailhead to the mine site is 1.5 hours. Currently all supplies and personnel are brought to the site via pack animal. Construction of the road to supply the camp is in progress. Construction of a CVME built an exploration base camp and secured sample storage facility at the site. Pre-existing structures include several old stamp mills.

The 164 Ha Tolda Fria Project is made up of hypabyssal metamorphic and igneous lithologies with a volcanic and sedimentary cover. Tectonically, the region is dominated by a series of associated structural lineaments (shear zones), overprinting the rocks with a cataclastic texture that localizes the veins and veinlets of the gold mineralization.

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The Tolda Fria Project deposit has been characterized as a low sulfidation epithermal model (Gaitan, 2009). This type of deposit forms at relatively shallow depths, usually within 1 to 2 km of the surface, at a temperature range of less than 150°C to 300°C. The mineralization also can be disseminated within the host rock and/or associated hydrothermal or tectonic breccias. Within the study area, (1) subvertical veins with a N-S strike and slight variations to the east and west, and (2) low angle parallel veins concordant with the foliation of the host rock.

The Tolda Fria Project resources are 5000 ounces of gold in indicated category at a 3.88 grade/ton content ratio, in addition to more than 940,000 ounces inferred at a 2.38 grade/ton content ratio.

In 2021, we made adjustments to our portfolio at the Tolda Fria Project, expanding its land package to a total of 6,624 hectares. We conducted exploration activities that included chip, soil, and sediment sampling in 2022.

During 2023, surface exploration works were conducted in the regional targets where remnants of old mining areas with tunnel development on quartz-sericitic schists with veins and veinlets exist. These areas are in a similar disposition to the Tolda Fria deposit. Exploration works also occurred, in intrusive contact of porphyritic bodies with hypabyssal nature which may indicate the main source of the mineralization in this area. A drone mag survey was completed during 2023, and the interpretation of the data is ongoing and should help to support targets definition and future exploration drilling.

The Tolda Fria project is awaiting an environmental license from Corpocaldas (Corporación Autónoma Regional de Caldas), an environmental agency in Colombia, to approve and remove a restriction related to overlapping National Park concession. Exploration activities will resume when all the pending licenses are issued.

There was no exploration work done in 2024 and there is no plan to do any exploration activity in 2025.

We do not consider Tolda Fria to be material to our business or financial condition.

Serra de Estrela Project (Aura Carajás)

Serra da Estrela Project is an exploration stage project located in Curionópolis municipality, approximately 30 km east of the city of Parauapebas in the Department of Pará, Brazil. The project has an exploration permit with 9,805ha.

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Serra de Estrela Project location and Mineral Claim Map

The project is located in Carajas Province, that is one of world’s largest known cluster of large-tonnage IOCG Deposits, as Sossego, Sossego, Salobo, Pedra Branca, Igarapé Bahia-Alemão, Cristalino, Gameleira and Alvo 118. Important deposits/projects are inside 25 radius distance of Serra da Estrela.

Carajás Province is located within the Central Brazilian Shield, at southeastern portion of the Central Amazonian Province. The lithostratigraphy in the Carajas Province is complex, consisting mostly of Precambrian rocks overlapped by Neoarchean metasedimentary and meta-volcano sedimentary sequences, Proterozoic anorogenic granitoids and Phanerozoic cover units. Serra da Estrela project is located along the E-NE magnetic trend associated to Santa Ines Gabbro (intrusive M-UM rocks, which is ~25km long).

Local geology includes magnetic gabbronorites and schists, the last one hosting Cu mineralization. The biotite and amphibolite schists can be interpreted as result of k-Na-Ca hydrothermal alteration. In the area is also described granitic gneiss from Xingu Complex, UM sequences, BIFs and anorogenic Estrela granodiorite.

Historical works as surface samples, magnetometry and 9 holes (2,552m) identified a mineralized trend of ~6km strike. The Cu mineralization has biotite(k)-amphibole(Na-Ca)-magnetite(Fe) hydrothermal alteration assemblage. Cu mineralization consists in Cu sulfides (mainly chalcopyrite), and occurs disseminated, strings or semi massive blebby.

During 2023 and 2024, Aura concluded exploration drilling with 65 drillholes concluded, totaling 21,821.70m. The holes confirmed the continuity of mineralization along the 6 km strike with 3 main zones identified (Trend S, Trend SW, Trend N – Regional) highlighting the promising potential of the target.

Drilling has delineated semi-massive sulfide zones with higher grades (exceeding 1% Cu) within low (<0.5% Cu) and medium-grade (0.5% to 1% Cu) disseminated mineralized envelopes, with semi-massive and medium-grade zones primarily identified in the southwest zone where drilling density is higher. Ongoing drilling aims to expand the high-grade semi-massive zones and the mineralized footprint along strike to generate a sizeable maiden mineral resource estimate. The Southern Carajás Copper Belt hosts some of the largest IOCG deposits in the region, encompassing over five major copper projects with a combined total of approximately 1.5Bt of copper ore, grading between 0.5% and 3% Cu.

Aura intends to continue exploration drilling campaigns on these targets in 2025.

We do not consider Serra de Estrela to be material to our business or financial condition.

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Management

We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association.

Board of Directors

The Board consists of seven directors. The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed. The following table presents the names of the current members of our board of directors.

Name	Position	Date of Birth
Paulo Carlos de Brito	Chairman	October 21, 1948
Stephen Keith(1)	Director	January 17, 1973
Bruno Mauad(1)	Director	September 8, 1984
Pedro Turqueto(1)	Director	October 13, 1985
Paulo Carlos de Brito Filho	Director	September 30, 1984
Fabio Ribeiro(1)	Director	January 1, 1977
Richmond Lee Fenn(1)	Director	June 15, 1957

(1)	Independent directors

Unless otherwise indicated, the current business addresses for our directors is c/o Aura Technical Services Inc. 3390 Mary St, Suite 116, Coconut Grove, Florida, 33133, United States.

Below are the biographies of the members of our board of directors.

Paulo Carlos de Brito, Chairman of the Board and a Director. Mr. Brito was appointed the non-executive Chairman of the Board in May 2016. Mr. Brito is a businessman with more than 45 years of experience in mining, energy and agricultural businesses. Mr. Brito has worked extensively in and outside of Brazil including most of Latin America. Mr. Brito has founded several companies including Cotia Trading. S.A. (a trading company), Mineração Santa Elina Ind. E Com. S.A. (a mining company focused on the development, exploration and research of various minerals) and Biopalma da Amazonia S.A. (a palm oil production company). Other than the shares owned by Northwestern, Mr. Brito does not beneficially own or control, directly or indirectly, any other shares of the Company.

Stephen Keith, Director, Lead Director. Mr. Keith was appointed a director of the Company in August 2011.  At present, Mr. Keith is the Founder and President of D Squared A Inc. and Head of Brazilian Operations at Itafos. He served as CEO of Labrador Uranium Inc. from August 2021 until January 2023. He has worked for more than 25 years on projects in more than 30 countries, with a concentration on the Americas. His experience spans working with mining and energy companies as principal, as an investment banker and as a project engineer, spearheading projects from concept through feasibility study, engineering design, project management and construction. He has engaged in over C$2 billion in financings and merger and acquisition deals for natural resource projects. Past roles include: President and CEO of GrowMax Resources Corp. (TSX-V:GRO); Managing Director of Fertoz Ltd. (ASX:FTX); Founder and President and Chief Executive Officer of Rio Verde Minerals Development Corp. (TSX:RVD). Previously, he held the titles of Vice President, Corporate Development at Plutonic Power Corporation; Director, Investment Banking at Thomas Wiesel Partners; Vice President, Investment Banking at Westwind Partners Mining Group; and Manager, Technical Services with Knight Piesold Consulting. He holds a BSc, Applied Science (Queen’s University), an International MBA (York University, Schulich School of Business) and is a Registered Professional Engineer (P. Eng.) in Ontario and British Columbia (Retired).

Bruno Mauad, Director. Mr. Mauad was appointed a director of the Company in October 2020. Mr. Mauad is a partner of Kapitalo Investimentos in charge of the equities investment strategies since 2015 and member of the executive committee since 2019. He started his career in 2005 at Patria Investimentos as an equity analyst becoming portfolio manager in 2010, responsible for long & short as well as long only strategies. In 2013, he joined Ashmore Group as a member of the Investment Committee and portfolio manager of the equity strategies. Mr. Mauad holds a Bachelor in Public Administration from FGV/EAESP and is a CFA charterholder.

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Pedro Turqueto, Director. Mr. Turqueto was appointed a director of the Company in July 2022. Mr. Turqueto is currently the CEO of Copa Energia, the largest LPG distributor in Latin America. Mr. Turqueto was Vice President of Copa Energia and lead operations and strategy before his recent appointment as CEO. He is also responsible for the strategy of Rede Matogrossense de Comunicação, a media group that operates television channels, radio stations and websites in the states of Mato Grosso and Mato Grosso do Sul. He holds a law degree from PUC-SP and an MBA from Columbia School of Business, in New York.

Paulo Carlos de Brito Filho, Director. Mr. Brito Filho was appointed a director of the Company in October 2020. He (i) is Chief Executive Officer at Mineração Santa Elina Industria e Comercio, a company that operates on the development and operation of mineral assets in South America; (ii) is a director of Quanta Geracao, a company that operates on the energy industry through generation and sale of energy from its solar and small hydroelectric plants, in Brazil; (iii) was a member of the Board of Directors of Sertrading, a company focused on the trading industry; and (iv) serves as Board member of MIS (Museum of Image and Sound). Other than the shares owned by Conway, Mr. Brito Filho does not beneficially own or control, directly or indirectly, any other shares of the Company.

Fabio Ribeiro, Director. Mr. Ribeiro was appointed a director in early 2020. He has 20 years of experience in positions bridging the gap between business and technology. Mr. Ribeiro has led diverse teams at the dawn of the internet, helping pioneer Brazil’s iconic ISP, iG, founded and exited a successful business in the aviation industry, SOL, and went on to start Neptuno in 2005, a multi-strategy fund focused in technology and forward-thinking investing. In the last few years, Fabio led Neptuno into the VC space with a clear vision of empowering entrepreneurs working at the convergence of exponential technologies. In 2019 Fabio co-founded TUZ Ventures – an early-stage tech VC fund focused is Central Asia. Fabio holds a BA degree from FAAP, São Paulo, a Masters in Economics from Bocconi, Milan, and an Interactive Media/Game Design MFA from the University of Miami. He currently also serves on the boards of the Miami Institute for Data Science and Computing and the School of Communications at the University of Miami.

Richmond Lee Fenn, Director. Mr. Fenn was appointed a director of the Company on October 8, 2019. He has worked with Aura as interim-General Manager for both the Minosa (San Andrés) operation and the Gold Road Mine operation supporting these ramp-ups while the Company recruited new General Managers. He brings to Aura 40 years of base and precious metal experience. Mr. Fenn has extensive experience in mine engineering, mine development and valuation, maintenance and operations in North and South America, Africa and Papua New Guinea. Prior to joining Aura, Mr. Fenn was Executive General Manager for the Pueblo Viejo mine in the Dominican Republic, one of the world’s largest gold producing mines. Previously Mr. Fenn held positions of increasing responsibility for Freeport McMoRan, Glencore and Barrick Gold. Mr. Fenn holds a bachelor´s degree in mining engineering from the University of Arizona and is a registered professional engineer.

Officers

The following table presents the names, positions and dates of birth of our executive officers:

Name	Position	Date of Birth
Rodrigo Barbosa	President and Chief Executive Officer	March 2, 1974
Glauber Luvizotto	Chief Operating Officer	February 19, 1982
Joao Kleber Cardoso	Chief Financial Officer and Corporate Secretary	June 28, 1980

Below are the biographies of the members of our officers.

Rodrigo Barbosa, President and Chief Executive Officer. Mr. Barbosa has served as President and CEO of Aura Minerals since January 15, 2017. He initially joined Aura Minerals as Chief Financial Officer in October 2016. In 2023, Metals & Mining Review recognized Mr. Barbosa as one of the “Top 10 CEOs in Mining Industry,” honoring his transformative leadership in driving Aura Minerals’ strategic and operational success since taking the helm as CEO. Prior to Aura Minerals, Mr. Barbosa was CEO of Tavex/Santista, a global leader in integrated denim manufacturing with operations in Brazil, Europe, and North America. There, he spearheaded a comprehensive turnaround, revitalizing the company’s strategy, finance, marketing, and operations. Earlier, he served as CFO of Camargo Corrêa Group’s investment holding company, a major Brazilian conglomerate and parent of Tavex/Santista. Mr. Barbosa holds an MBA from the University of Southern California and a Bachelor’s degree in Mechanical Engineering from Universidade Mackenzie in São Paulo, Brazil. He is fluent in Portuguese, Spanish, and English.

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Glauber Luvizotto, Chief Operating Officer. Mr. Luvizotto joined Aura Minerals as General Manager for Mexico operations in April 2018. He has strong technical expertise, especially in underground operations where he has most of his experience in the mining industry in the last 20 years. Prior to joining Aura Minerals, he worked as VP, Operations at BrioGold Inc. and a few other managerial positions in companies such as Yamana Gold Inc. and AngloGold Ashanti Limited. Mr. Luvizotto is a Mine Engineer from Ouro Preto Federal University in Brazil and complemented his studies at Queen’s University – Smith School of Business Executive Program in Canada. His native language is Portuguese but he is fluent in Spanish and English.

Joao Kleber Cardoso, Chief Financial Officer and Corporate Secretary. Mr. Joao Kleber Cardoso joined Aura Minerals in March 2019. Mr. Cardoso is an Economist from Unicamp in Brazil and has an MBA from the Kellogg School of Management, with majors in Finance, Strategy and International Business. Prior to joining Aura Minerals, Mr. Cardoso was the CFO of Santista, a large denim manufacturer with operations in Brazil and Argentina. Prior to Santista, Mr. Cardoso worked for Mover Participações, one of the largest conglomerates in Brazil, and was involved in several M&A projects. Mr. Cardoso has also worked in the management consulting industry for A.T. Kearney and Accenture in a variety of industries and projects.

Insurance

We have a directors’ and officers’ civil liability insurance policy.

Certain Arrangements and Relationships

We have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person, pursuant to which any person was selected as a director or executive officer. Paulo Carlos de Brito is the father of Paulo Carlos de Brito Filho.  Except for Paulo Carlos de Brito and Paulo Carlos de Brito Filho, none of the members of our board of directors, or of our board of executive officers, have any family relationships with each other, or with any other members of our senior management.

Compensation

For the year ended December 31, 2024, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was US$3.0 million and US$3.9 million, respectively, which includes both benefits paid in kind and compensation. See note 30 to our audited consolidated financial statements included elsewhere in this prospectus.

Name	Position	Year	Salary US($)	Share Based Awards	Option Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)		All Other Compensation (US$)	Total compensation (US$)
						Annual Incentive Plans(1)	Long-Term Incentive Plans
Rodrigo Barbosa	President and Chief Executive Officer	2024	636,000	—	—	1,025,232	—	—	1,661,232
Joao Kleber Cardoso	Chief Financial Officer	2024	361,660	—	—	396,560	—	142,794	900,014
Glauber Luvizotto	Chief Operating Officer	2024	425,162	—	—	523,217	—	402,412	1,350,791

(1)	Represents cash bonuses. Amounts may have been paid in a subsequent year; however, amounts are included in the year that the amount was earned.

(2)	Represents other cash compensations.

Employment Agreements

None of our directors have entered into service agreements with the Company.

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Share Option Plan

Our Share Option Plan enables us to grant share purchase options for a pre-determined fixed value (not lower (i) than the stock price of the Company’s shares on the Toronto Stock Exchange on the grant date; or (ii) the Fair Market Value, for beneficiaries residing in the United States of America), to employees, non-statutory directors and employees of the Company and the Company’s subsidiaries. The Share Option Plan was replaced by the Omnibus Incentive Plan on June 20, 2024. As of December 31, 2024, the 1,052,589 options issued and outstanding as follows:

Exercise price US$	Options outstanding	Options Exercisable	Remaining contractual life (years)	Expiry dates
5.42	20,000	—	5.9	December 1, 2030
6.05	22,500	—	5.4	May 5, 2030
9.79	36,000	12,000	4.1	February 22, 2029
9.56	707,679	707,679	6.2	April 3, 2031
10.65	36,000	12,000	4.2	March 3, 2029
10.65	13,500	9,000	5.8	December 10, 2030
10.65	216,910	130,027	2.8	February 10, 2027
7.72	1,052,589	870,706	5.30

Omnibus Incentive Plan

On June 20, 2024, we approved our Omnibus Incentive Plan (the “Incentive Plan”). Under the Incentive Plan, individuals selected by the Board are eligible to receive share options, share appreciation rights, performance share units, restricted share units and deferred share units issued by the Company.

As of December 31, 2024, there were 1,052,589 options issued and outstanding as follows:

Exercise price US$	Options outstanding	Options Exercisable	Remaining contractual life (years)	Expiry dates
5.42	20,000	—	5.9	December 1, 2030
6.05	22,500	—	5.4	May 5, 2030
9.79	36,000	12,000	4.1	February 22, 2029
9.56	707,679	707,679	6.2	April 3, 2031
10.65	36,000	12,000	4.2	March 3, 2029
10.65	13,500	9,000	5.8	December 10, 2030
10.65	216,910	130,027	2.8	February 10, 2027
7.72	1,052,589	870,706	5.30	—

Board Practices

Our shareholders elect members of our board of directors at the annual general shareholders’ meeting to hold office until the next annual meeting of shareholders (members may be reelected).

The current members of our board of directors were elected at the general meeting of our shareholders held on June 20, 2024, for a term of office ending at the annual general meeting to be held in or around June 16, 2025.

The Board of Directors has responsibility for the stewardship of the “Company by supervising our affairs, with the goal of enhancing shareholder value and maintaining a culture of integrity throughout the Company.

Directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Structure and Operations

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

Meetings of the Board shall be held, at a minimum, on a quarterly basis. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time. The Board also discharges its responsibilities directly and through delegation to its Committees.

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When appropriate, ad hoc committees shall be appointed by the Board to address certain issues of a more short-term nature.

Specific Duties of the Board

As part of the Board’s overall responsibility for the stewardship of the Company, its principal duties include, but shall not be limited to, the following:

Oversight of Management

•	The Board shall approve the appointment of the President and CEO and all other senior executive officers and approve the compensation of the senior executive officers based upon the recommendations of the Governance Committee.

•	To the extent possible, the Board shall satisfy itself as to the integrity of the officers and ensure that they create a culture of integrity throughout the Company.

•	Review and prior approval by the Board shall be required for all material transactions in which the Company is involved including, without limitation, the acquisition or disposition by the Company of significant assets and properties, the issuance of securities and any matters that are outside the scope of authority delegated to officers.

•	The Board shall regularly review and maintain the Company’s succession plan, which includes the appointment, training and monitoring of officers.

Board Organization

•	The Board shall respond to recommendations received from the Governance Committee, but shall retain the responsibility for managing its own affairs by approving the following: its composition; the candidates nominated for election; appointments to committees; the selection of the chairmen of the Board and of its committees; and committee charters.

•	The Board may establish committees of the Board and delegate certain responsibilities to those committees, including: the review and assessment of Board and officer compensation levels; the interim financial results; the performance of the Board and officers; the internal controls systems; the orientation and continuing education of Board members; and safety matters. However, the Board shall retain its oversight function and ultimate responsibility for these matters and all other delegated responsibilities

Monitoring of Financial Performance and Other Financial Reporting Matters

The Board is responsible for the following:

•	Reviewing, questioning and approving the strategies and plans of the Company.

•	Identifying principal business risks and ensuring the implementation of appropriate systems to manage such risks including, insurance coverage, conduct of material litigation and the effectiveness of internal controls.

•	Considering appropriate measures to be taken if the performance of the Company falls short of its goals.

•	Reviewing and upon the recommendations of the Audit Committee, approving the audited financial statements and notes thereto and the management discussion and analysis.

•	Overseeing the accurate reporting of the financial performance of the Company to its shareholders on a timely and regular basis.

•	Overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards.

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•	Reviewing and approving those matters which the Board is required to approve under its governing legislation and documents, including the payment of distributions and material expenditures.

Policies and Procedures

The Board shall:

•	Approve, maintain and monitor compliance with all policies, codes, charters and procedures developed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

•	Develop and approve position descriptions for each of the Chairman of the Board, CEO and the Chairperson of each Board Committee, and measuring the performance of those acting in such capacities against such position descriptions.

Reporting

•	The Board shall review the integrity of the internal control and management information systems of the Company.

•	The Board shall implement measures for receiving feedback from stakeholders and ensure that material information is disseminated to the public in a timely manner and in accordance with the Company’s Disclosure Policy.

Orientation and Continuing Education

The Board and the Corporate Governance, Compensation and Nominating Committee ensure that a comprehensive orientation is received by new directors regarding the role of the Board, its committees and its directors. As part of a new director’s orientation, he or she receives a manual which contains the Company’s charters, mandates, codes and policies (the “Manual”). New directors are also provided technical reports on the properties of the Company and, as soon as practicable, taken on site visits.

The Board and the Corporate Governance, Compensation and Nominating Committee take the following measures to provide continuing education to its directors: (i) review the Manual at least annually and supply a revised copy to each director; (ii) ensure that all directors are kept apprised of changes in the Company’s operations and business, changes in the regulatory environment affecting the Company’s day to day business both within Canada and within the foreign jurisdictions in which the Company maintains properties, and changes in their roles as directors of a public company; (iii) provide, at Board meetings, a technical presentation, focusing on the Company’s main properties (the question and answer portions of these presentations are a valuable learning resource for the non-technical directors); and (iv) encourage directors to attend relevant courses and conferences, with the Company funding associated fees.

Foreign Private Issuer Status

We are subject to Nasdaq corporate governance listing standards. As a foreign private issuer, however, the standards applicable to us are considerably different from the standards that apply to U.S. listed companies. Under Nasdaq rules, as a foreign private issuer, we may follow the “home country” practice of the British Virgin Islands, except that we are required (a) to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described under “—Committees of the Board of Directors—Audit Committee”); (b) to provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and (c) to provide a brief description of the significant differences between our corporate governance practices and Nasdaq corporate governance practice required to be followed by U.S. listed companies.

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the British Virgin Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently

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follow British Virgin Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

•	the majority independent director requirement under Section 5605(b)(1) of Nasdaq listing rules;

•	the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•	the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

•	the requirement under Section 5635(d) of Nasdaq listing rules that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the British Virgin Islands and our governing documents, we are not required to obtain any such approval; and

•	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

British Virgin Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does British Virgin Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

The Canadian securities regulatory authorities have issued corporate governance guidelines pursuant to National Policy 58-201 – Corporate Governance Guidelines, or the “Corporate Governance Guidelines,” together with certain related disclosure requirements pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices, or “NI 58-101.” The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow.

We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines, including that (i) our directors are elected for a term of office which ends at the next annual general meeting; (ii) we have established a Corporate Governance, Compensation and Nominating Committee responsible for, among others, identifying candidates, evaluating the effectiveness of the Board, its committee and its directors, monitoring our corporate governance practices and ensuring a comprehensive orientation is received by new directors (see “—Committees of Our Board of Directors—Corporate Governance, Compensation and Nominating Committee”); (iii) a majority of the members of our Board are independent directors; (iv) our Board has developed written position descriptions for the Chairman of the Board and the Chair of each Board committee, while the Board and President and CEO have developed a written position description for the President and CEO; (v) we have adopted a code of conduct; (vi) we have an audit committee comprised of independent directors (see “—Committees of Our Board of Directors—Audit Committee”); (vii) we have a board mandate, which, among others, requires directors to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (see “—Board Practices”).

See “Description of Shares—Memorandum and Articles of Association” for more information.

Committees of Our Board of Directors

We currently have an audit committee and a corporate governance, compensation and nominating committee. The composition and responsibilities of our audit and corporate governance, compensation and nominating committees are described below. Members serve on each of these committees until their resignation or until as otherwise determined by our board of directors.

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Audit Committee

Our audit committee consists of Stephen Keith, Pedro Turqueto and Bruno Mauad with Stephen Keith serving as chairperson. Our board of directors has determined that each of Stephen Keith, Pedro Turqueto and Bruno Mauad meet the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of Nasdaq. In addition, our board of directors has determined that             is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

We have adopted an Audit Committee Charter which sets out the committee’s mandate, organization, powers and responsibilities. The primary function of the audit committee is to assist the Board in in its oversight of the financial reporting process, the independent external auditor, independent internal audit personnel, risk management and compliance with applicable laws, rules and regulations. Consistent with this function, the committee will encourage continuous improvement of, and should foster adherence to, our policies, procedures and practices at all levels.

Meetings of the committee shall be held at least quarterly, provided that due notice is given and a quorum of the majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which we face from time to time. The Committee shall report to the Board on its activities after each of its meetings.

The Board has adopted an audit committee charter, which sets out the committee’s mandate, organization, powers and responsibilities. To fulfill its responsibilities and duties, the audit committee shall:

•	Recommend to the Board the external auditor to be nominated and the compensation to be paid for preparing and issuing an auditor’s report or performing related work.

•	Direct responsibility for overseeing the work of the external auditor (including resolution of disagreements between Management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditor shall report directly to the committee.

•	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the external auditor.

•	Evaluate the qualifications, performance and independence of the external auditor, including (i) reviewing and evaluating the lead partner on the external auditor’s engagement with the Company, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

•	Receive the reports of the internal audit personnel and external auditors, review and assess the findings and the responses and actions taken or proposed by management.

•	Obtain and review a report from the external auditor at least annually regarding: the external auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the external auditor and the Company.

•	Review and discuss with management and the external auditor, prior to the annual audit, the scope, planning and staffing of the annual audit.

•	Review and approve the rotation of the lead (or coordinating) audit partner having primary responsibility for the external audit activities and the audit partner responsible for reviewing the statutory audit as required by law.

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•	Review, if applicable, the Company’s intended hiring of partners and employees or former partners and employees of the external auditor.

•	Ensure that the emphasis of the audits (external and internal) is placed on areas where the committee, management or the auditors believe special attention is warranted.

•	Review the activities, organizational structure and effectiveness of the internal audit personnel.

•	Review and approve the planned internal audit program prior to the beginning of each year.

•	Act as a conduit whereby the internal audit personnel and external auditors can bring any concerns to the attention of the Board.

•	Review and discuss with management and the external auditor the annual audited financial statements and quarterly financial statements prior to publication.

•	Review and discuss with management the Company’s annual and quarterly disclosures. The Committee shall approve any reports for inclusion in the Company’s annual reports, as required by applicable legislation.

•	Review and discuss with management, the internal audit personnel and the external auditor management’s report on its assessment of internal controls over financial reporting.

•	Review and discuss with management and the external auditor, at least annually, significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

•	Review and discuss with management and the external auditor, at least annually, reports from the external auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and other material written communications between the external auditor and Management, such as any management letter or schedule of unadjusted differences.

•	Discuss with the external auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the external auditor to the Company.

•	Review and discuss with management, the internal audit personnel and the external auditor at least annually any significant changes to the Company’s accounting principles and practices suggested by the external auditor, internal audit personnel or management as well as the procedures undertaken in connection with the CEO and the CFO certifications for the annual filings with applicable securities regulatory authorities.

•	When applicable, discuss with management the Company’s quarterly and annual press releases disclosing earnings and other financial information, including the use of “pro forma” or “adjusted” non-IFRS information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

•	Review and discuss with management and the external auditor, if applicable, at least annually, the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

•	Review disclosures made by the Company’s President and CEO and CFO during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Company’s internal controls.

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•	Discuss with the Company’s general counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

•	Review and discuss periodically the Company’s risk philosophy and risk management policies.

•	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

•	Discuss with management and the external auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

•	Meet with the Company’s regulators, according to applicable law.

•	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the committee by the Board.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Corporate Governance, Compensation and Nominating Committee

On May 26, 2017, our board of directors established the Corporate Governance, Compensation and Nominating Committee.

Our corporate governance, compensation and nomination committee may be appointed by the board of directors. In the normal course of business, such members will serve for a minimum of three years.

Our corporate governance, compensation and nomination committee has as its main functions:

•	recommend to the Board corporate governance and ethics principles and policies that should be applicable to the Company;

•	assist the Board in its oversight role with respect to the Company’s global human resource strategy, policies and programs, and all matters relating to the proper utilization of human resources within the Company, with special focus on management succession, development and compensation; and

•	identify and recommend qualified individuals as members of the Board and of its committees, to review and set out recommendations for non-stock based remuneration to the Board and to monitor and review the Company’s corporate governance practices and policies and make recommendations for changes when appropriate.

Furthermore, the Corporate Governance, Compensation and Nominating Committee’s mandate is, in part, to annually assess the performance, effectiveness and contribution of the Board, its committees and its directors and make recommendations to the Board.

To facilitate this annual assessment, the Board has approved an Annual Assessment Report and Questionnaires for the Board and each of its committees.

The current members of the corporate governance, compensation and nomination committee are Paulo Carlos de Brito Filho (Chairman) and Bruno Mauad.

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Code of Conduct

We have adopted a Code of Conduct (the “Code”), applicable to all of our employees, officers and directors. The Code addresses many important matters, including conflict of interests, confidentiality, protection and proper use of corporate assets, competition and fair dealing, dealing with public and government officials, environment and social responsibility and how any employee, officer or director may, on an anonymous basis, report any violations of the Code. No waiver of the Code has ever been requested or granted to an employee, officer or director of the Company.

The Corporate Governance, Compensation and Nominating Committee, reviews, monitors and oversees the disclosure relating to the Code yearly to ensure that it is consistent with current industry trends and standards and ensure that it clearly communicates the Company’s commitment to conduct its business in accordance with all applicable laws, rules and regulations and high ethical and moral standards.

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Related Party Transactions

See note 28 to our unaudited condensed interim consolidated financial statements and note 30 to our audited financial statements included elsewhere in this prospectus.

Principal Related Party Transactions

Iraja Royalty Payments

As part of the Apoena Mine transaction with Yamana Gold Inc., or “Yamana”, Mineracao Apoena S.A., or “Apoena” entered into a royalty agreement, or the “EPP Royalty Agreement”, dated June 21, 2016, with Serra da Borda Mineracao e Metalurgia S.A., or “SBMM”, Yamana’s wholly-controlled subsidiary. Commencing on and from June 21, 2016, Apoena would pay to SBMM a royalty, or the “Royalty” that is equal to 2.0% of Net Smelter Returns on all gold mined or benefited from Apoena, or the “Subject Metals” sold or deemed to have been sold by or for Apoena. Effective as at such time as Apoena has paid the Royalty on up to 1,000,000 troy ounces of the Subject Metals, the Royalty shall without the requirement for any further act or formality, reduce to 1.0% of Net Smelter Returns on all Subject Metals sold or deemed to have been sold by or for Apoena.

On October 27, 2017, SBMM entered into an agreement, or the “Royalty Swap Agreement” with Iraja Mineracao Ltda., a company beneficially owned or controlled by the chairman of our Board, Paulo Carlos de Brito, for the swap of the EPP Royalty with the RDM Royalty (as defined in the Royalty Swap Agreement) with no change to the terms of the royalty calculation. Aura incurred expenses of the related royalties of US$1.5 million in the year ended December 31, 2022.

Royalty Agreement for Aura Almas

Through our wholly owned subsidiaries Almas, we maintain a royalty agreement with Iraja Mineracao Ltda, a company beneficially owned or controlled by the same controlling group that controls the Company, whereby the subsidiary pays 1.2% of the Net Smelter Returns on all gold mined or sold, since the moment commercial production commenced.

Royalty Agreement for Matupá

Through our wholly owned subsidiary Matupá, we maintain a royalty agreement with Iraja Mineracao Ltda, a company beneficially owned or controlled by the same controlling group that controls the Company, whereby the subsidiary pays 1.2% of the Net Smelter Returns on all gold mined or sold, from the moment that commercial production commenced. The subsidiary is currently in care and maintenance.

Employee withholding taxes payable to the Company

In March 2021, certain of our key executives exercised their stock options in return for common shares. Although the executives received common shares instead of a cash payment at the time of the exercise, the Company, following local tax regulation, had the obligation to immediately retain withholding taxes calculated on the expected gain at the time of the exercise, in favor of the local tax authorities. The Board of Directors of the Company authorized such employees to reimburse the Company of such withholding taxes in a maximum period of 18 months (as extended) bearing an interest rate of equal or higher of the applicable federal rates of the month when the withholding tax was retained. Such outstanding balance is secured against the common shares of the Company owned by such executives in a proportion of 150% of the outstanding balance, and the Company has the right to demand additional shares as collateral in case of reduction of the market price of the shares. Additionally, the receivable becomes immediately due by the employees in case of employment termination. The agreement was amended, and the due date was postponed for additional 24 months. As of December 31, 2024, the total outstanding balance to be received by the Company is US$3.1 million (US$3.1 million as of December 31, 2023).

Other Related Party Transactions

For further information, see note 30 of our audited consolidated financial statements.

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Principal and Selling Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our common shares (1) immediately prior to the completion of this offering; (2) following the sale of common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares; and (3) following the sale of common shares in this offering, assuming the underwriters’ option to purchase additional common shares is exercised in full, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of each class of our outstanding voting shares;

•	each of our directors and executive officers, individually;

•	all directors and executive officers as a group; and

•	the selling shareholders, which consists of the entity shown as having shares listed in the column “Shares to be Sold in the Offering.”

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the common shares shown as beneficially owned by the shareholder in the table.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding:

•	Immediately prior to the completion of this offering: common shares;

•	following the sale of common shares in this offering, assuming no exercise of the underwriters’ option to purchase an additional common shares; and

•	following the sale of common shares in this offering, assuming exercise in full of the underwriters’ option to purchase an additional common shares.

Unless otherwise indicated, the current business addresses for our directors is c/o Aura Technical Services Inc. 3390 Mary St, Suite 116, Coconut Grove, Florida, 33133, United States.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering Without Exercise of Underwriters’ Option		Additional Common Shares To Be Sold In Offering With Full Exercise of Underwriters’ Option	Shares Beneficially Owned After Offering With Exercise of Underwriters’ Option
Beneficial Owners	Common Shares(1)	% of Total Common Shares(2)	Shares to be Sold in Offering	Common Shares (1)	% of Total Common Shares (2)		Common Shares (1)	% of Total Common Shares (2)
Directors and Executive Officers(1)
Paulo Carlos de Brito(2)	39,696,985	54.15%
Stephen Keith	*	*%
Bruno Mauad(3)	5,792,535	7.90%
Pedro Turqueto	*	*%
Paulo Carlos de Brito Filho(4)	2,101,320	2.87%
Fabio Ribeiro	*	*%
Richmond Lee Fenn	*	*%
Rodrigo Barbosa	840,937	1.15%
Glauber Luvizotto	*	*%
Joao Kleber Cardoso	*	*%
All directors and executive officers as a group (14 individuals)	43,979,295	58.63%

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*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.

(1)	Unless otherwise noted, the business address of our directors and executive officers is c/o Aura Technical Services Inc. 3390 Mary St, Suite 116, Coconut Grove, Florida, 33133, United States.

(2)	Northwestern Enterprises Ltd., or “Northwestern,” is the holder of record of such shares. Paulo Carlos de Brito controls Northwestern.

(3)	Kapitalo Investimentos, or “Kapitalo,” is the holder of record of such shares. Bruno Mauad is a partner of Kapitalo and may be deemed to have beneficial ownership of the shares held of record by Kapitalo. Mr. Mauad disclaims ownership of such shares except to the extent he has a pecuniary interest therein.

(4)	Conway Holding Developments S.A., or “Conway,” is the holder of record of such shares. Paulo Carlos de Brito Filho controls Conway.

According to our transfer agent, as of May 20, 2025, we had 817,629 common shares (representing approximately 1.1% of our outstanding common shares) held by 16 registered U.S. shareholders. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

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Description of Shares

General

The Company is authorized to issue an unlimited number of common shares. As of May 16, 2025, we had 74,529,362 common shares outstanding, no par value.

On August 11, 2020, we announced that holders as at the close of business on August 20, 2020, or the “Share Record Date,” would receive an additional 14 common shares for each one common share held as of the Share Record Date, or the “Share Split.” In connection with the Share Split, each BDR of the Company was also divided into 15 issued BDRs.

On July 5, 2024, we announced a forward split of our BDRs on the basis of three BDRs for each one BDR then outstanding. Prior to the BDR split, each BDR represented one common share, and following the split, each three BDRs represent one common share.

We are a British Virgin Islands company incorporated and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law, including the BVI Business Companies Act, Revised Edition 2020 or the “BVI Act.”

Our company number in the British Virgin Islands is 1932701. As provided in sub-regulation 4.1 of our memorandum of association, subject to British Virgin Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for such purposes, full rights, powers and privileges. Our registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Below we provide a summary of the important provisions of our memorandum and articles of association. This description is not intended to be exhaustive. It is based on our memorandum and articles of association (which is attached as an exhibit to the registration statement of which this prospectus forms a part), as well as on the legislation and regulations applicable to companies organized under the laws of the British Virgin Islands.

Memorandum and articles of association

We are a British Virgin Islands company incorporated and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law, including the BVI Act.

Our company number in the British Virgin Islands is 1932701. As provided in sub-regulation 4.1 of our memorandum of association, subject to British Virgin Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for such purposes, full rights, powers and privileges. Our registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Below we provide a summary of the important provisions of our memorandum and articles of association. This description is not intended to be exhaustive. It is based on our memorandum and articles of association (which is attached as an exhibit to the registration statement of which this prospectus forms a part), as well as on the legislation and regulations applicable to companies organized under the laws of the British Virgin Islands.

Common shares

Holders of our common shares may freely hold and vote their shares.

The following summarizes the rights of holders of our common shares:

•	each holder of common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	there are no cumulative voting rights;

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•	the holders of our common shares are entitled to dividends and other distributions as may be declared from time to time by our board of directors provided that the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due, and pursuant to our memorandum and articles of association, all dividends unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company; and

•	upon our liquidation, dissolution or winding up, the holders of common shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

Limitation on Liability and Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent director would exercise in comparable circumstances.

Our memorandum and articles of association provide that we shall indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings or suits provided that such persons acted honestly and in good faith with a view to the best interests of the Company and in the case of criminal or administrative proceedings, the person had reasonable grounds to believe their conduct was lawful. We may pay any expenses, including legal fees, incurred by any such person in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings. If a person to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors, officers, employees, agents or liquidators against any liability asserted against them and incurred by them in that capacity, whether or not we have or would have had the power to indemnify them against the liability as provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of law.

Shareholders’ Meetings and Consents

The following summarizes certain relevant provisions of British Virgin Islands law and our articles of association in relation to our shareholders’ meetings:

•	the directors of the Company may convene meetings of shareholders at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable; provided that at least one meeting of shareholders be held each year;

•	upon the written request of shareholders entitled to exercise 5 (five) percent or more of the voting rights in respect of the matter for which the meeting is requested, the directors are required to convene a meeting of the shareholders. Any such request must state the proposed purpose of the meeting. If the directors do not convene a meeting within 21 (twenty one) days of receiving such request to call a meeting, any shareholder who signed the request may call the meeting;

•	the directors convening a meeting must give notice not less than 21 (twenty one) days and not more than sixty days (sixty) before the date of the meeting of shareholders to: (i) those shareholders whose names on the date the notice is given appear as shareholders in the register of members of our company and are entitled to vote at the meeting, (ii) the other directors, and (iii) the auditor of the Company;

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•	a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding all of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares that such shareholder holds;

•	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

•	a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than two shareholders entitled to vote on resolutions of shareholders to be considered at the meeting;

•	if within 30 (thirty) minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall be adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other date, time and place as the directors may determine, and if at the adjourned meeting there are present within 15 (fifteen) minutes from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum, but otherwise the meeting shall be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken;

•	a resolution of shareholders is valid (i) if approved at a duly convened and constituted meeting of shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted, or (ii) if it is a resolution consented to in writing by a majority of the votes of shares entitled to vote thereon; and

•	an action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing by a majority of the votes of shares entitled to vote thereon, without the need for any notice, but if any resolution of shareholders is adopted otherwise than by unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which shareholders holding a sufficient number of votes of common shares to constitute a resolution in writing have consented to the resolution by signed counterparts.

Compensation of Directors

The compensation of our directors is determined by our Board of Directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands in many respects are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt a memorandum of association and articles of association that will provide shareholders with rights that, except as described in this prospectus, do not vary in any material respect from those they would enjoy if we were incorporated under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material

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information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances, taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum association or articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the bylaws, and the certificate of incorporation also may confer on the directors the right to amend the bylaws. Our memorandum of association may only be amended by a special resolution of shareholders. Our articles of association may be amended by a resolution of directors with such amendment to be approved by the shareholders at the next meeting of the shareholders, save that no amendment may be made by resolution of directors to (a) restrict the rights or powers of the shareholders to amend the memorandum or articles, (b) to change the percentage of shareholders required to pass a special resolution of the shareholders or resolution of the shareholders to amend the memorandum or articles, (c) to increase or decrease the number of directors or the minimum or maximum number of directors, (d) to add, change or remove restriction on the issue, transfer or ownership of shares; (e) in circumstances where the memorandum or the articles cannot be amended by the shareholders.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Similarly, under our articles of association, a resolution of our directors in writing shall be valid only if consented to by all directors or by all members of a committee of directors, as the case may be.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect. Our memorandum and articles of association provide that shareholders may approve corporate matters by way of a resolution consented to at a meeting of shareholders or in writing by a majority of shareholders entitled to vote thereon. Certain matters can only be approved by a special resolution of the shareholders which requires the affirmative vote of at least two-thirds of the votes cast by the shareholders who (being entitled to vote) voted in respect of that resolution; or a resolution consented to in writing by all the shareholders entitled to vote on such a resolution.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum and

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articles of association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 5% of the voting rights in respect of the matter for which the meeting is requested. Any such request must state the proposed purpose of the meeting.

Sale of Assets

Under Delaware corporate law, a vote of the shareholders is required to approve the sale of assets only when all or substantially all assets are being sold. In the British Virgin Islands, under section 175 of the BVI Act, shareholder approval is required when more than 50% of the Company’s total assets by value are being disposed of or sold if not made in the usual or regular course of the business carried out by the company. Section 175 of the BVI Act has been disapplied under our memorandum and articles of association therefore there is no statutory requirement for shareholder approval. The directors may by resolution of directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by us but such determination is not automatically conclusive.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved in writing by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our memorandum and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if the Company’s assets equal or exceed its liabilities and we are able to pay our debts as they fall due.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. As permitted by British Virgin Islands law and our memorandum and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as described under “—Compulsory Acquisition” below. Moreover, our directors must determine that immediately following the redemption or repurchase we will be able to pay our debts as they become due and that the value of our assets will exceed our liabilities.

Compulsory Acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

Under section 176 of the BVI Act, subject to any limitations in a Company’s memorandum or articles, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are

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to be so redeemed is entitled to dissent from such redemption, and to be paid the fair value of his shares, as described under “—Shareholders’ Rights under British Virgin Islands Law Generally” below.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law and our memorandum of association, we may vary the rights attached to any class of shares only with the consent in writing of holders of not less than 50% of the issued shares of that class and of holders of not less than 50% of the issued shares of any other class which may be adversely affected by such variation.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our memorandum and articles of association provide that directors may be removed at any time, with or without cause, by a resolution of shareholders or a resolution of directors.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of stockholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

Under the BVI Act, two or more BVI companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. One or more BVI companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI, if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation a BVI company is required to comply with the provisions of the BVI Act, and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

Shareholders of BVI companies not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum of association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under British Virgin Islands law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments), a list of the names of the company’s directors and records of license fees paid to date, and will also disclose any articles of

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dissolution, articles of merger and a register of registered charges if such a register has been filed in respect of the company.

A member of a company is entitled, on giving written notice to the company, to inspect:

•	the memorandum and articles;

•	the register of members;

•	the register of directors; and

•	the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records referred to in (a) to (d) above. Subject to the memorandum and articles, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) or (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent the memorandum and articles of the company; the register of members maintained or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

Where a company keeps a copy of the register of members or the register of directors at the office of its registered agent, it is required to notify any changes to the originals of such registers to the registered agent, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept. Where the place at which the original register of members or the original register of directors is changed, the company is required to provide the registered agent with the physical address of the new location of the records within fourteen days of the change of location.

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine, the minutes of meetings and resolutions of members and of classes of members; and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept.

A company is further required to:

•	keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine, the records and underlying documentation of the company;

•	retain the records and underlying documentation for a period of at least five years from the date: (i) of completion of the transaction to which the records and underlying documentation relate; or (ii) the company terminates the business relationship to which the records and underlying documentation relate; and

•	provide its registered agent without delay any records and underlying documentation in respect of the company that the registered agent requests pursuant to the entitlement of the company’s registered agent to make such a request where the registered agent is required to do so by the British Virgin Islands Financial Services Commission or any other competent authority in the British Virgin Islands acting pursuant to the exercise of a power under an enactment.

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The records and underlying documentation of the company are required to be in such form as:

•	are sufficient to show and explain the company’s transactions; and

•	will, at any time, enable the financial position of the company to be determined with reasonable accuracy.

Where the records and underlying documentation of a company are kept at a place or places other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written:

•	record of the physical address of the place at which the records and underlying documentation are kept; and

•	record of the name of the person who maintains and controls the company’s records and underlying documentation.

Where the place or places at which the records and underlying documentation of the company, or the name of the person who maintains and controls the company’s records and underlying documentation, change, the company must within 14 days of the change, provide:

•	its registered agent with the physical address of the new location of the records and underlying documentation; or

•	the name of the new person who maintains and controls the company’s records and underlying documentation.

For the foregoing purposes:

•	“business relationship” means a continuing arrangement between a company and one or more persons with whom the company engages in business, whether on a one-off, regular or habitual basis; and

•	“records and underlying documentation” includes accounts and records (such as invoices, contracts and similar documents) in relation to: (i) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place; (ii) all sales and purchases of goods by the company; and (iii) the assets and liabilities of the company.

Conflict of Interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as the material facts as to the director’s or officer’s relationship or interest are disclosed or known and either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

The BVI Act provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the Company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is otherwise in the ordinary course of business and on usual terms and conditions. As permitted by British Virgin Islands law and our memorandum and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered and sign documents on our behalf which relate to the transaction, provided that the disinterested directors consent.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested

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shareholder generally is a person or group that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable provision. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the Company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our memorandum of association and articles of association do not provide for cumulative voting.

Shareholders’ Rights under British Virgin Islands Law Generally

The BVI Act provides for remedies which may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the Company’s memorandum and articles of association, the BVI courts can issue a restraining or compliance order. Shareholders cannot also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him, he may apply to the court for an order based on such conduct.

Any shareholder of a company may apply to court for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (e) an arrangement, if permitted by the court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by the Company’s memorandum and articles of association.

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Common Shares Eligible for Future Sale

Future sales of substantial amounts of common shares, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common shares or impair our ability to raise equity capital.

Upon the completion of this offering, we will have an aggregate of                  common shares outstanding. Of these shares, the common shares sold in this offering by us or the selling shareholders will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining common shares, representing      % of our issued and outstanding shares will be held by our existing shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of the lock-up agreements described below, and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market.

Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We, our directors, executive officers and our existing shareholders, have agreed, subject to certain exceptions, not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for                days after the date of this prospectus without first obtaining the written consent of             .. See “Underwriting.”

Eligibility of restricted shares for sale in the public market

The common shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions discussed below under “—Rule 144.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then issued and outstanding shares of our common shares or the average weekly trading volume of our common shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

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Taxation

British Virgin Islands Tax Considerations

The following summary contains a general description of certain British Virgin Islands tax consequences of the acquisition, ownership and disposition of common shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold common shares. The general summary is based upon the tax laws of the British Virgin Islands and regulations thereunder as of the date hereof, which are subject to change.

We are not liable to pay any form of corporate taxation in the BVI and all dividends, interests, rents, royalties, compensations and other amounts paid by us to persons who are not persons resident in the BVI or providing services in the BVI are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of ours by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligation or other securities of ours.

Subject to the payment of stamp duty on the acquisition or certain leasing of property in the BVI by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of BVI incorporated companies owning land in the BVI), all instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders who are not providing services in the BVI.

The BVI has signed an inter-governmental agreement to improve international tax compliance and the exchange of information with the United States (the “U.S. IGA”). The BVI has also signed, along with over 100 other countries, a multilateral competent authority agreement to implement the Organization for Economic Co-Operation and Development (OECD) Standard for Automatic Exchange of Financial Account Information – Common Reporting Standard (the “CRS” and together with the U.S. IGA, “AEOI”).

Amendments have been made to the Mutual Legal Assistance (Tax Matters) Act 2003 and orders have been made pursuant to this statute (the “BVI Legislation”) to give effect to the terms of the U.S. IGA under BVI law. Guidance notes were published by the government of the BVI in March 2015 to provide practical assistance to entities and others affected by the U.S. IGA and the BVI Legislation (the “FATCA Guidance Notes”). Further amendments have been made to the BVI Legislation to give effect to the terms of the CRS, which took effect on January 1, 2016. The implementing legislation makes it clear that the CRS commentary published by the OECD is an integral part of the CRS and applies for the purposes of the automatic exchange of financial account information. Additional guidance was issued by the BVI International Tax Authority (the “ITA”) in October 2016 (and most recently updated by the ITA in August 2022) to aid with compliance with the BVI legislation relating to CRS (the “CRS Guidance Notes”).

All BVI “Financial Institutions” are required to comply with the registration, due diligence and reporting requirements of the BVI Legislation, except to the extent that they can rely on an exemption that allows them to become a “Non-Reporting Financial Institution” (as defined in the relevant BVI Legislation) with respect to one or more of the AEOI regimes.

We do not believe we are classified as a “Foreign Financial Institution” or “Financial Institution” within the meaning of AEOI and the BVI Legislation. However, if we were to determine that our classification has changed, we may request additional information from any shareholder and its beneficial owners to identify whether shares in the Company are held directly or indirectly by “Reportable Persons” (as defined by AEOI). Information in respect of Reportable Persons would be disclosed to the ITA of the BVI. The ITA in turn is required under AEOI and the BVI Legislation to disclose information in respect of Reportable Persons to the foreign fiscal authorities relevant to such Reportable Persons.

There is no income tax treaty currently in effect between the United States and the BVI.

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Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities.

This summary applies only to U.S. Holders (as defined below) that acquire our common shares in this offering as capital assets for U.S. federal income tax purposes. This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”)known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons that acquired our common shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA;”

•	persons that own or are deemed to own ten percent or more of our common shares, by vote or value;

•	persons holding our common shares in connection with a trade or business conducted outside of the United States; or

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of our common shares.

This discussion is based on the U.S. Tax Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our common shares and is:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.

Taxation of Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on our common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent amount of the distribution exceeds our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in our common shares, and then, to the extent such excess amount exceeds such beneficial owner’s tax basis in our common shares, as capital gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains so long as our common shares are listed and trade on Nasdaq or are readily tradable on another established securities market in the United States. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the U.S. Tax Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Disposition of Common Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in our common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a passive foreign investment company (“PFIC”) for any taxable year in which, after the application of certain look-through rules with respect to its subsidiaries, either (i) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For this purpose, subject to certain exceptions, passive income generally includes dividends, interest, certain royalties and rents, and gains from the disposition of passive assets. Cash and cash equivalents are passive assets. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Based on the expected market price of our common shares following this offering, the manner in which we currently conduct our business, and the expected composition of our income and assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, because PFIC status for any taxable year is an annual determination that can be made only after the end of the year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of our common shares from time to time, which could be volatile), there can be no assurance that we will not be a PFIC for the current or any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status, or with respect to our expectations regarding our PFIC status in the current or any future taxable year. If we were a PFIC for any year during which a U.S. Holder holds our common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds our common shares, even if we ceased to meet the threshold requirements for PFIC status.

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If we are a PFIC for any taxable year and any corporate non-U.S. entity in which we own or are deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), a U.S. Holder will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though such U.S. Holder will not receive any proceeds of those distributions or dispositions. In addition, any mark-to-market election (as described below) made for our common shares will not apply to shares of the Lower-tier PFIC. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we were a PFIC for any taxable year during which a U.S. Holder held our common shares (assuming such U.S. Holder has not made a timely mark-to-market or QEF election described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on such common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Our common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. Nasdaq, on which our common shares are listed, is a qualified exchange for this purpose.

If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of common shares in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, in order to avoid the application of the foregoing rules, a United States person that owns shares in a PFIC for U.S. federal income tax purposes may make a timely election to treat the PFIC as a qualified electing fund (“QEF Election”) if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. U.S. Holders should be aware, however, that we do not intend to satisfy record-keeping and other requirements that would permit U.S. Holders to make QEF Elections if we were a PFIC.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns common shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on Internal Revenue Service Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

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Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under recent Treasury regulations, certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of the common shares.

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Underwriting

We are offering the common shares described in this prospectus through a number of underwriters. BofA Securities, Inc., Goldman Sachs & Co. LLC, Banco BTG Pactual S.A. - Cayman Branch and Itau BBA USA Securities, Inc. are acting as representatives of the underwriters. We will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Name	Number of Common Shares
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Banco BTG Pactual S.A. – Cayman Branch
Itau BBA USA Securities, Inc.
Total

Banco BTG Pactual S.A. - Cayman Branch is not a broker-dealer registered with the SEC, and therefore may not make sales of any common shares in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent Banco BTG Pactual S.A. - Cayman Branch intends to sell the common shares in the United States, it will do so only through BTG Pactual US Capital, LLC or one or more U.S. registered broker-dealers, or otherwise as permitted by applicable U.S. law.

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common shares sold under the underwriting agreement if any of these common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$         per share. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We and the selling shareholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to           additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table

The underwriting fee is equal to the public offering price per common shares less the amount paid by the underwriters to us per share of common shares. The underwriting fee is US$                per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional common shares.

	Without option to purchase additional common shares exercise	With full option to purchase additional common shares exercise
Per Share	US$	US$
Total	US$	US$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$             . We will agree to reimburse the underwriters for certain of their expenses in an amount up to US$         .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We will agree that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase

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or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common shares or securities convertible into or exchangeable or exercisable for any shares of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise), in each case without the prior written consent of         for a period of            days after the date of this prospectus, other than the shares of our common shares to be sold hereunder and certain other exceptions.

Our directors, our executive officers, and existing shareholders have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of            days after the date of this prospectus, may not, without the prior written consent of            and subject to certain other exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, common shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant); (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or such other securities, in cash or otherwise; or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common shares or any security convertible into or exercisable or exchangeable for our common shares.

We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their consumers or affiliates, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We intend to apply to have our common shares approved for listing/quotation on Nasdaq under the symbol “     .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing, and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional common shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional common shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider,

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among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional common shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.

The public offering price will be determined by negotiations between us and the representatives of the underwriters by reference to the closing price of the common shares on the last TSX trading date prior to the pricing date. On         , 2025, the last reported sales price of our common shares on the TSX was C$         per common share (equivalent to approximately US$            per common share, based on the exchange rate of C$         per US$1.00 announced publicly by the Bank of Canada on such date). In determining the public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of and demand for, publicly traded common shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

The common shares offered hereby have not been and will not be qualified for distribution to the public under applicable securities laws of any Canadian jurisdiction. Accordingly, the common shares may not be offered, sold, or distributed, directly or indirectly, in Canada except pursuant to an exemption from the prospectus requirement under such laws. Any such offering, sale or distribution will be made pursuant to a separate Canadian offering memorandum of which this document will form a part.

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Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no common shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State except that the common shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1 (4) of the Prospectus Regulation;

provided that no such offer of common shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any common shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any common share being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary share to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression “offer to the public” in relation to common shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase or subscribe for any common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended, and includes any relevant implementing measure in Relevant State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to and is directed only at and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as a basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of common shares has not been and will not be authorized under the

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common shares.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the common shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the common shares to the public in France.

Such offers, sales, and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1, and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation, or document relating to the common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The common shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription

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or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A) and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments, and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures, and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures, and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in the United Arab Emirates

The common shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority (DFSA).

Notice to Prospective Investors in Brazil

The offer and sale of the common shares will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, dated December 7, 1976, as amended, and under Brazilian Securities Commission (“CVM”) Resolution (Resolução) No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”). The offer and sale of the common shares have not been and will not be registered with the CVM in Brazil. The common shares may not be offered or sold in Brazil except pursuant to an exemption from the registration requirements of applicable Brazilian securities laws. Any representation to the contrary is untruthful.

The common shares may be offered or sold in Brazil only to professional investors, as defined in, and in reliance upon, article 11 of CVM Resolution No. 30, dated May 11, 2021, and article 8, item VI, of CVM Resolution 160. This prospectus is being addressed to the addressee personally, and for its sole benefit. Distribution of this prospectus to any other person other than the addressee specified by the Agents or its affiliates, representatives, or those persons, if any, retained to advise the addressee, and any disclosure of its contents is prohibited.

Therefore, as this prospectus does not constitute or form part of any public offering to sell or solicitation of a public offering to buy any common shares or assets, the offering and THE COMMON SHARES OFFERED

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

HEREBY HAVE NOT BEEN, AND WILL NOT BE, AND MAY NOT BE OFFERED FOR SALE OR SOLD IN BRAZIL EXCEPT IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE A PUBLIC OFFERING OR DISTRIBUTION UNDER BRAZILIAN SECURITIES LAWS AND REGULATIONS. DOCUMENTS RELATING TO THE COMMON SHARES, AS WELL AS THE INFORMATION CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC, AS A PUBLIC OFFERING IN BRAZIL OR BE USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OR SALE OF THE COMMON SHARES TO THE PUBLIC IN BRAZIL.

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Expenses of the Offering

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	US$
FINRA filing fee
Nasdaq listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous expenses
Total	US$

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Legal Matters

Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, and for the underwriters by White & Case LLP. The validity of the common shares offered in this offering and other legal matters as to British Virgin Islands law will be passed upon for us by Harney Westwood & Riegels (BVI) LP.

Experts

The consolidated financial statements of Aura Minerals Inc., as of December 31, 2024, and for the year ended December 31, 2024, have been included herein in reliance upon the report of KPMG Auditores Independentes Ltda., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Aura Minerals Inc. and its subsidiaries as of December 31, 2023 and December 31, 2022, and for the years then ended, have been included herein in reliance upon the report of Grant Thornton Auditores Independentes Ltda., an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Change In Registrant’s Certifying Accountant

In connection with this offering, in 2024 we engaged Grant Thornton Auditores Independentes Ltda., or GT as an independent registered public accounting firm to audit our financial statements for the fiscal years ended December 31, 2023 and 2022. We also engaged KPMG Auditores Independentes Ltda, or KPMG, as our independent registered public accounting firm for the year ended December 31, 2024 and subsequent interim periods. There was no disagreement between us and GT.

The report of GT on our consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. GT did not produce a report on our consolidated financial statements for the fiscal year ended December 31, 2024.

During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through the dismissal date in 2024 there have been no (i) disagreements between us and GT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of GT would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Form 20-F Item 16F (a)(1)(v).

We provided GT with a copy of the disclosures under this section and requested from GT a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of the GT letter dated             , 2025 is attached as Exhibits 23.4.

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Enforceability of Civil Liabilities

British Virgin Islands

We are incorporated under the laws of the British Virgin Islands as a holding company with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands entity, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, certain of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Harney Westwood & Riegels (BVI) LP, our counsel as to BVI law, have further advised us that the courts of the BVI will not necessarily enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. Additionally, there is no statutory enforcement in the BVI of judgments obtained in the United States, however, the courts of the BVI will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that: (a) the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (b) the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenues obligations of the company; (c) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the U.S. court; (d) recognition or enforcement of the judgment in the BVI would not be contrary to public policy; and (e) the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

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Where You Can Find More Information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors, principal shareholders and the selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls, and webcasts. The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Index to Consolidated Financial Statements

Unaudited Condensed Interim Consolidated Financial Statements of Aura Minerals Inc. as of March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024

Audited Consolidated Financial Statements of Aura Minerals Inc. as of and for the years ended December 31, 2024, 2023 and 2022

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Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Income (loss)

For the three months ended March 31, 2025 and 2024

Expressed in thousands of United States dollars, except share and per share amounts

	Note	For the three months ended March 31, 2025	For the three months ended March 31, 2024
Revenue	19	161,804	132,078
Cost of goods sold	20	(83,376)	(85,397)
Gross profit		78,428	46,681

General and administrative expenses	21	(9,636)	(8,279)
Exploration expenses	22	(1,376)	(1,942)
Operating income		67,416	36,460

Finance expense	23	(121,611)	(34,095)
Other (expense) income		(754)	(594)
Income (loss) before income taxes		(54,949)	1,771

Current tax	14	(20,814)	(10,143)
Deferred tax	14	2,514	(845)
Income taxes		(18,300)	(10,988)

Loss for the period		(73,249)	(9,217)

Weighted average numbers of common shares outstanding
Basic	31	73,189,136	72,237,003
Diluted	31	73,189,136	72,237,003

Loss per share– Basic	31	(1.00)	(0.13)
Loss per share– Diluted	31	(1.00)	(0.13)

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

F-2 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Other Comprehensive Income (loss)

For the three months ended March 31, 2025 and 2024

Expressed in thousands of United States dollars

	For the three months ended March 31, 2025	For the three months ended March 31, 2024

Loss for the period	(73,249)	(9,217)
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss
Change in the fair value of cash flow hedge, net of tax	2,586	(311)
Loss on foreign exchange translation of subsidiaries	(38)	(529)

Items that will not be reclassified to profit or loss
Change in the fair value of equity investments	336	(461)
Other comprehensive income (loss), net of tax	2,884	(1,301)
Total comprehensive income (loss)	(70,365)	(10,518)

Items above are stated net of tax and the related taxes are disclosed in note 14 (b).

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

F-3 | Aura Minerals Inc.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2025 and 2024

Expressed in thousands of United States dollars

	Note	For the three months ended March 31, 2025	For the three months ended March 31, 2024
Cash flows from operating activities
Loss for the period		(73,249)	(9,217)
Items adjusting loss of the period	24 (a)	155,569	62,169
Changes in working capital	24 (b)	(14,135)	(17,771)
Income tax paid		(16,873)	(9,298)
Other current and non-current assets and liabilities	24 (c)	(10,083)	(31)
Net cash generated by operating activities		41,229	25,852

Cash flows from investing activities
Purchase of property, plant and equipment		(51,725)	(29,703)
Short term investment		-	(1,314)
Acquisition of investment – Bluestone Resources	5	(18,538)	-
Net cash used in investing activities		(70,263)	(31,017)

Cash flows from financing activities
Proceeds received from loans and debentures	24 (e)	-	15,000
Repayment of loans and debentures	24 (e)	(11,455)	(13,792)
Derivative settlement- debt swap agreements		-	2,868
Interest paid on loans and debentures	24 (e)	(7,775)	(13,602)
Payment of liability (NSR agreement)		(741)	(74)
Principal and interest payments of lease liabilities	17 (b)	(4,239)	(4,407)
Repayment of other liabilities	17 (a)	(981)	(825)
Payment of dividends	27	(18,333)	-
Acquisition of treasury shares		(1,200)	-
Net cash (used in) financing activities		(44,724)	(14,832)

(Decrease) in cash and cash equivalents		(73,758)	(19,997)
Effect of foreign exchange gain (loss) on cash equivalents		1,635	(3,232)
Cash and cash equivalents, beginning of the year		270,189	237,295
Cash and cash equivalents, end of the period		198,066	214,066

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

F-4 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

As of March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars

	Note	2025	2024
ASSETS
Current
Cash and cash equivalents	6	198,066	270,189
Accounts receivables	7	15,666	15,835
Value added taxes and other recoverable taxes	8	23,637	19,901
Inventories	9	67,876	57,943
Other receivables and assets	10	28,311	25,467
Total current		333,556	389,335

Non-current
Value added taxes and other recoverable taxes	8	43,832	40,596
Inventories	9	19,265	19,386
Other receivables and assets	10	3,741	4,943
Property, plant and equipment	11	720,466	610,784
Deferred income tax assets	14	18,131	15,218
Total non-current		805,435	690,927
Total assets		1,138,991	1,080,262

LIABILITIES
Current
Trade and other payables	12	103,793	98,067
Derivative financial instruments	25	26,578	19,302
Loans and debentures	13	100,853	82,007
Liability measured at fair value		3,829	3,362
Current income tax liabilities	14	31,379	31,618
Current portion of other liabilities	17	14,711	14,190
Liabilities directly associated with assets classified as held for sale		2,757	2,757
Total current		283,900	251,303

Non-current
Loans and debentures	13	366,834	361,097
Liability measured at fair value		15,537	14,387
Derivative financial instruments	25	201,688	120,188
Deferred income tax liabilities	14	32,052	31,583
Provision for mine closure and restoration	15	62,212	50,573
Other provisions	16	27,872	17,144
Other liabilities	17	9,031	11,032
Total non-current		715,226	606,004

SHAREHOLDERS’ EQUITY	18
Share capital		610,503	599,200
Contributed surplus		55,669	55,596
Accumulated other comprehensive income		(3,607)	(723)
Accumulated losses		(522,700)	(431,118)
Total equity		139,865	222,955

Total liabilities and equity		1,138,991	1,080,262

Approved on behalf of the Board of Directors: /s/ Stephen Keith	/s/ Rodrigo Barbosa
Stephen Keith, Director	Rodrigo Barbosa, President & CEO

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

F-5 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the three month ended March 31, 2025 and 2024

Expressed in thousands of United States dollars, except share amounts

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2024	72,399,495	599,200	55,596	(723)	(431,118)	222,955
Issuance of new shares	1,007,186	12,503	-	-	-	12,503
Shared based compensation	-	-	73	-	-	73
Acquisition of treasury shares / Cancellation of shares	(96,141)	(1,200)	-	-	-	(1,200)
Change in the fair value of cash flow hedge, net of tax	-	-	-	(2,586)	-	(2,586)
Gain on foreign exchange translation of subsidiaries	-	-	-	38	-	38
Change in the fair value of equity investment	-	-	-	(336)	-	(336)
Loss for the period	-	-	-	-	(73,249)	(73,249)
Dividends paid (note 27)	-	-	-	-	(18,333)	(18,333)
At March 31, 2025	73,310,540	610,503	55,669	(3,607)	(522,700)	139,865

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2023	72,237,003	612,299	55,478	5,179	(358,154)	314,802
Shared based compensation	-	-	52	-	-	52
Change in the fair value of cash flow hedge, net of tax	-	-	-	(311)	-	(311)
Gain on foreign exchange translation of subsidiaries	-	-	-	(529)	-	(529)
Change in fair value of investment and liability measured at fair value	-	-	-	(461)	-	(461)
Loss for the period	-	-	-	-	(9,217)	(9,217)
At March 31, 2024	72,237,003	612,299	55,530	3,878	(367,371)	304,336

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

F-6 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

1	NATURE OF OPERATIONS

Aura Minerals Inc. (“Aura Minerals”, “Aura”, or the “Company”) is a mid-tier gold and copper production company focused on the operation and development of gold and base metal projects in the Americas.

Aura Minerals Inc. is a public company whose common shares are listed on the Toronto Stock Exchange (Symbol: ORA), its Brazilian Depositary Receipts, each representing one common share, are listed on the B3 – Brasil, Bolsa Balcão (Symbol: AURA33) and its common shares trade on OTCQX Best Market (Symbol: ORAAF). Aura is incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands). Aura’s registered office is located at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. Aura maintains a head office through its wholly owned subsidiary Aura Technical Services Inc., at 3390 Mary St, Suite 116, Coconut Grove, Miami, FL, 33133, United States of America.

Aura’s controlling party is Northwestern Enterprises Ltd (“Northwestern”), a company beneficially owned by the Chairman of the board of directors of Aura (the “Board”).

These unaudited condensed interim consolidated financial statements (the “financial statements”) were approved by the Board of Directors on May 21, 2025.

2	BASIS OF PREPARATION AND PRESENTATION

The Unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by International Accounting Standard Board (IASB). These Unaudited condensed interim consolidated financial statements should be read in conjunction with Aura’s annual consolidated financial statements for the year ended December 31, 2024, ("2024 Annual Financial Statements").

The accounting policies followed in these Unaudited condensed interim consolidated financial statements are consistent with those disclosed in Note 3 of 2024 Annual Financial Statements, except for those new or revised standards adopted as of January 1, 2025 as is the case with the amendments to IAS 21 – Effects of Changes in Foreign Exchange Rates. As disclosed in the 2024 Annual Financial Statements, these amendments have not had a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

The functional currency of Aura and the majority of its subsidiaries is the United States Dollar (“US Dollar”) except for a non material service company in Mexico which has a functional currency of Mexican Pesos (“MXN Pesos”) and certain non material Brazilian subsidiaries in Brazilian Reais (“BRL Reais”). All values in the consolidated financial statements are rounded to the nearest thousand.

F-7 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

3	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new accounting standards are effective for annual reporting periods beginning after January 1, 2025 and earlier application is permitted.

A – IFRS Presentation and disclosure in financial statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

-	Entities are required to classify all income and expenses into five categories in the statement of profit and loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.

-	Management defined performance measures (“MPMs”) are disclosure in a single note in the financial statements.

-	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Company is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Company´s statement of profit and loss, the statement of cash flows and the additional disclosures required for MPMs. The Company is also assessing the impact on how information is grouped in the financial statements, including for the items currently labelled as ‘other’.

B – Other accounting standards

The following new amended accounting standards are not expected to have a significant impact on the Company´s consolidated financial statements.

-	Classification and Measurement of Financial Instruments (Amendment to IFRS 9 and IFRS 7).

4	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgements and to form assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities. Management’s estimates and judgements are continually evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates.

F-8 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

The Company has identified critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results could differ from these estimates under different assumptions and conditions and could materially affect the Company’s financial results or statements of financial position reported in future periods.

Please refer to Note 4 of the 2024 Annual Financial Statements for a summary of the significant accounting estimates and judgements which are consistent with those in the preparation of the financial statements. Management’s estimates and judgements are quarterly evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual or future results may differ from these estimates.

5	ASSET ACQUISITION – BLUESTONE RESOURCES (“BLUESTONE”)

In December 2024, the Company acquired, at market value, 5,500,000 shares of Bluestone, representing 3.62% of its total shares, for a total consideration of $1,327. The acquisition was valued based on the quoted market price of Bluestone’s shares on the Canadian stock exchange at the acquisition date and was recorded as an investment under other non-current assets (see Note 10).

On January 13, 2025, Aura completed the acquisition of control of Bluestone, acquiring all remaining 96.38% shares for an additional amount of $40,299 as follows:

- Cash Consideration = $18,342 (equivalent to C$26,255)

- Non-Cash Consideration = $12,503

Aura issued 1,007,186 common shares to Bluestone´s former shareholders (0.0183 common shares of Aura for each Bluestone Share held). The shares were valued based on the quoted market price of Aura’s shares on the Canadian stock exchange at the acquisition date.

- Contingent Value Rights (CVRs) = $9,120 (C$13,111) (note 16)

The fair value of the CVRs was determined based on three fixed annual payments, contingent upon the achievement of commercial production, defined as when either: (i) Aura announces that commercial production at Cerro Blanco has been achieved, or (ii) it has operated for 90 consecutive days with 80% or more of used capacity.

The fair value of the CVRs was determined using a probability-weighted discounted cash flow model. This model incorporated management’s current estimates of the probability of achieving commercial production, the expected timing of it and the contractual payout structure. The expected payments were discounted to present value using a 7.4% discount rate.

- Capitalized Acquisition Costs = $334

These costs, consisting of legal and consulting fees paid in January 2025, were capitalized as part of the investment in accordance with applicable accounting standards.

F-9 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Upon the closing of the transaction, Bluestone's assets primarily consisted of mineral properties. Given that Bluestone did not have processes capable of generating outputs, it did not meet the definition of a business under the applicable accounting standards. As a result, the transaction has been treated as an asset acquisition rather than a business combination.

The table below summarizes the financial information of the investment as of January 13, 2025 (acquisition date):

		Book value	Fair value allocation	Fair value acquired
Assets acquired	Cash and cash equivalents	138	-	138
	Other assets	687	-	687
	Property, plant and equipment (Note 11)	52,487	22,734	75,221

Liabilities assumed	Trade and other payables	761	-	761
	Other liabilities	2,954	-	2,954
	Loans and debentures	19,900	-	19,900
	Provision for mine closure and restoration	9,668	-	9,668
	Deferred income tax liabilities	1,137	-	1,137

Net assets		18,892	22,734	41,626

6	CASH AND CASH EQUIVALENTS

	2025	2024
Cash at bank	54,058	63,056
Term deposits	144,008	207,133
Cash and Cash Equivalents	198,066	270,189

Term deposits represent amounts that have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest.

7	ACCOUNTS RECEIVABLES

	2025	2024
Trade receivables	2,220	2,354
Other receivables (a)	13,446	13,481
Accounts receivables	15,666	15,835
F-10 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

The Company periodically measures expected credit losses and considers the history and financial conditions of its clients. The Company did not recognize any credit losses in these  financial statements.

(a)	Mostly related to the sale agreement by the Company of the Serrote Project to Appian Capital Advisory LLP. The sale price was the total amount of $40 million and the aggregate consideration of $40 million was made up of a cash payment of $30 million (collected), as well as the delivery by the purchasers of a subordinated unsecured promissory note in the principal amount of $10 million plus interest, payable from 75% of excess cash from the project after the project has repaid project financing and operating cash requirements. The note becomes payable immediately in the case Appian Capital Advisory LLP, the current owner of Mineração Vale Verde (“MVV”), that developed the Serrote Project, decided to sell its investment in MVV. The full amount was collected in April 2025.

8	VALUE ADDED TAX AND OTHER RECOVERABLE TAXES

	2025	2024
Sales taxes and value added taxes
Apoena, Almas and Projects	35,307	30,136
Aranzazu	2,344	2,796
Minosa	25,608	24,866
Other taxes
Income taxes and social contribution	4,210	2,699
Total Value added tax and other recoverable taxes	67,469	60,497
Current	23,637	19,901
Non-Current	43,832	40,596

Value added tax receivables are expected to be recovered, taking into consideration the different alternatives available to the Company, including: (1) reimbursement from government “authorities” and/or (2) used as credit for income tax payments; and/or (3) sales in the domestic market.

9	INVENTORIES

	2025	2024
Finished product	1,002	2,006
Work-in-process	51,334	47,521
Parts and supplies	34,805	27,802
Total inventories	87,141	77,329
Current	67,876	57,943
Non-current	19,265	19,386

As of March 31, 2025 and December 31, 2024, the non-current inventory is related to Almas’ low grade stockpile.

F-11 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

10	OTHER RECEIVABLES AND ASSETS

	2025	2024
Prepaids expenses	3,201	4,129
Advances to vendors	17,961	15,378
Deposits	4,765	4,257
Employees receivables (a) (Note 28)	3,192	3,192
Other assets (b)	2,933	3,454
Total other receivables and assets	32,052	30,410
Current	28,311	25,467
Non-current	3,741	4,943

(a)	The Company has paid on behalf of certain key management personnel, certain withholding taxes associated with the exercise of stock options in the amount of $3,192 included as current other receivables (see Note 28 for further details).

(b)	On November 7, 2023, the Company entered into a subscription agreement with Altamira Gold Corp. (“Altamira”) pursuant to which it acquired 24,000,000 units of Altamira at a price of $0.090 (C$0.125 - Canadian Dollars) per unit for an aggregate purchase price of $2,167 (C$3,000 - Canadian Dollars) . Each unit consists of one common share and one common share purchase warrant of Altamira. Each warrant is exercisable to acquire one share of Altamira at a strike price of $ 0.14 (C$0.20 - Canadian Dollars) per share for a period of two years from November 7, 2023. The common shares are being recorded at fair value through OCI and the amount as of March 31, 2025 is $1,836 ($2,168 as of December 31, 2024).

F-12 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

11	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment movements for the three month ended March 31, 2025 and 2024 are as follows:

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2024	312,312	51,948	9,835	63,692	29,609	143,388	610,784

Additions	11,364	1,586	603	1,076	56	39,339	54,024
Bluestone acquisition	46,990	20,337	96	1,980	-	5,818	75,221
Depreciation	(9,183)	(5,090)	(518)	(1,548)	(3,129)	-	(19,468)
Reclassifications	-	-	-	1,819	-	(1,819)	-
Disposals	-	-	(95)	-	-	-	(95)
Net book value at March 31, 2025	361,483	68,781	9,921	67,019	26,536	186,726	720,466
Consisting of:
Cost	633,197	158,745	27,213	197,830	55,008	186,726	1,258,719
Accumulated Depreciation	(271,714)	(89,964)	(17,292)	(130,811)	(28,472)	-	(538,253)
Net book value at March 31, 2025	361,483	68,781	9,921	67,019	26,536	186,726	720,466

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2023	318,651	53,861	10,719	62,138	37,814	5,550	488,733

Additions	10,828	2,393	354	1,155	122	17,796	32,648
Depletion and amortization	(6,663)	(4,001)	(519)	(2,569)	(2,632)	-	(16,384)
Disposals	(299)	(76)	-	-	(24)	-	(399)
Net book value at March 31, 2024	322,517	52,177	10,554	60,724	35,280	23,346	504,598
Consisting of:
Cost	557,407	132,320	26,051	185,572	52,339	23,346	977,035
Accumulated depletion and amortization	(234,890)	(80,143)	(15,497)	(124,848)	(17,059)	-	(472,437)
Net book value at March 31, 2024	322,517	52,177	10,554	60,724	35,280	23,346	504,598

The right of use assets corresponds to the lease liability obligations disclosed in Note 17(b).

F-13 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

For the period ended March 31, 2025, $2,491 of interest related to loans and debentures was capitalized (100% capitalization rate) as part of the construction cost at Borborema project ($2,457  for the period ended March 31, 2024).

12	TRADE AND OTHER PAYABLES

	2024	2024
Trade accounts payable to suppliers	67,852	69,565
Other taxes payables	17,118	15,820
Accrued liabilities to suppliers	18,823	12,682
Total accounts payable	103,793	98,067
F-14 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

13	LOANS AND DEBENTURES

The list of loans and debentures held by the Company, as of March 31, 2025 and December 31, 2024 is as follows:

Financial debt	Maturity Date	Interest Rate	3/31/2025	12/31/2024
Bank Occidente
Q2 2022 Promissory Note (“5º Promissory Note”)	May 2026	6.25%	3,274	3,882
Q3 2022 Promissory Note (“6º Promissory Note”)	August 2026	6.25%	4,087	4,709
Q2 2023 Promissory Note (“7º Promissory Note”)	June 2026	7.50%	667	1,320
Q1 2024 Promissory Note (“8° Promissory Note”)	February 2026	7.50%	2,377	3,000
Q3 2024 Promissory Note (“9° Promissory Note”)	July 2027	8.00%	3,826	4,178
Bank Atlántida
Q2 2022 Loan Agreement (“7º Loan”)	March 2027	6.50%	5,000	5,625
Bank ABC Brasil S.A.
Q4 2022 Loan Agreement (“5º Loan”)	January 2026	5.38%	8,770	10,968
Bank Santander Mexico
Q3 2024 Loan Agreement (“5° Loan”)	July 2027	* SOFR + 3.8%	32,021	35,333
Bank Santander Brazil
Q3 2023 Loan Agreement (“4° Loan)	November 2028	9.51%	101,545	104,073
Bank Safra
Q3 2024 Loan Agreement (“2° Loan”)	August 2026	7.10%	20,122	20,513
Bank Brasil
Q1 2024 Loan Agreement (“1º Loan”)	December 2028	6.50%	10,059	10,003
Bank Bradesco
Q1 2022 Loan Agreement (“1º Loan”)	February 2025	* CDI + 2.342%	-	2,453
Q4 2024 Loan Agreement (“2° Loan”)	December 2028	6.50%	43,000	43,000
Other banks
BTG Pactual	November 2027	6.70%	20,116	20,116
Nemesia SARL
Nemesia SARL	(a)	-	19,900	-
Debentures payable
Debentures – 2nd issuance	October 2030	* CDI + 1.60%	181,539	162,515
Gold Royalty Corp
Gold linked loan	December 2029	8.5%	11,384	11,416
Total			467,687	443,104
Current			100,853	82,007
Non-Current			366,834	361,097

* Definition: Secured Overnight Financing Rate Data (“SOFR”) and Certificates of Interbank Deposits (“CDI”).

(a) This loan was recognized in the Company’s financial statements as a result of the acquisition of Bluestone.

On February 7, 2025, Aura, Nemesia S.à.r.l., and Bluestone, signed a term sheet for the purchase and assignment of the debt obligation related to the Cerro Blanco Project held by Bluestone. On March 14, 2025, the parties executed a Debt Purchase and Assignment Agreement, reflecting the terms previously agreed between the parties and subject to certain closing conditions, including approval from Toronto Stock Exchange (“TSX”). On April 15, 2025, the parties closed the transaction, pursuant to which Aura acquired from Nemesia S.à.r.l. all of Nemesia’s rights, title, and interest in the outstanding debt of Bluestone in exchange for 1,218,222 common shares of Aura and an unsecured promissory note in the principal amount of $5.9 million payable from Aura to Nemesia S.à.r.l (the “New Promissory Note”), The New Promissory Note has a fixed interest rate of 7% and becomes due once Cerro Blanco achieves commercial production within the next 20 years.

F-15 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

The non-current loans and debentures payments are as follows:

Amount
2026	84,300
2027	89,173
2028	93,023
2029	50,169
2030 onwards	50,169
366,834

Financial Covenants

As indicated in Note 14 to the 2024 Annual Financial Statements, some of the outstanding debts have covenants mainly related to EBITDA multiples. For the three month ended March 31, 2025, the Company and its subsidiaries are in compliance with all the financial covenants.

14	INCOME TAXES

a)	Income taxes

As of March 31, 2025 the current income tax liability is $31,379 ($31,618 as of December 31, 2024).

Income tax expenses included in the unaudited condensed interim consolidated statements of income for the three-month periods ended March 31, 2025 and 2024 are as follows:

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
Current income tax	(20,814)	(10,143)
Deferred income tax	2,514	(845)
Total income/deferred taxes expense	(18,300)	(10,988)

b)	Deferred income tax assets and liabilities

Deferred tax assets and liabilities on the unaudited condensed interim consolidated statements of financial position consist of:

Net deferred income tax assets (liabilities) are classified as follows:	2025	2024

Deferred income tax assets	18,131	15,218
Deferred income tax liabilities	(32,052)	(31,583)
Total deferred taxes, net	(13,921)	(16,365)
F-16 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

The movements in the net deferred income tax asset (liability) account for the three months ended March 31, 2025 and 2024 are as follows:

Balance, December 31, 2023	17,938
Recorded in the statement of income (loss)	(845)
Recorded through other comprehensive income	151
Exchange differences	(757)
Balance, March 31, 2024	16,487

Balance, December 31, 2024	(16,365)
Recorded in the statement of income (loss)	2,514
Recorded through other comprehensive income	(217)
Acquisition of Bluestone	(1,137)
Exchange differences	1,284
Balance, March 31, 2025	(13,921)

The deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts, as follows:

	2025	2024
Provision for mine closure and restoration	8,668	7,057
Tax losses carried forward	5,296	5,831
Amortization of intangibles	5,596	5,689
Non-deductible provisions	9,770	11,235
Non-deductible exchange changes	1,568	(442)
Deferred taxes over non-monetary items	(31,741)	(34,974)
Depreciation	(11,986)	(9,198)
Advance payments	(3,330)	(3,488)
Others	2,238	1,925
Total of deferred tax assets and liabilities	(13,921)	(16,365)

Fair value of financial instruments	(1,049)	(832)
Total of deferred tax on OCI	(1,049)	(832)
F-17 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

c)	Effective tax rate

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
Income (loss) before Income taxes	(54,949)	1,771
Income taxes at statutory rate applicable to the parent Company (0%)	-

Adjustments for calculating the effective rate
Tax calculated at the domestic rates	(17,721)	(8,356)
Non-deductible expenses/non-taxable (income)	813	(83)
Unrecognized deferred tax asset (losses carried forward)	(1,096)	(2,397)
Tax exemptions	1,616	977
Withholding taxes on distribution	(1,111)	-
Deferred taxes over non-monetary items	3,234	976
Others	(4,035)	(2,105)
Income tax expense	(18,300)	(10,988)
Effective tax rate	33.3%	(620.4%)

15	PROVISION FOR MINE CLOSURE AND RESTORATION

The movements for the three months ended March 31, 2025 and 2024 are as follow:

	2025	2024
Balance, beginning of year	50,573	48,727
Bluestone acquisition	9,668	-
Accretion expense (note 23)	1,666	1,533
Foreign exchange	305	(11)
Balance, end of period	62,212	50,249

Provision for mine closure and restoration is related to the closure costs and environmental restoration associated with mining operations. The provisions have been recorded at their net present values, using a discount rate for each entity based on their life of mine and the corresponding country treasury bill rates of 11.73%, 10.02%, and 7.22% in March 31, 2025 and December 31, 2024 for, Brazil, Mexico, and Honduras, respectively. The provisions have been re-measured at each reporting date, with the accretion expense being recorded as a finance cost.

F-18 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

16	OTHER PROVISIONS

	Long-term employee benefits	Provision for judicial contingencies	CVRs	Total
At December 31, 2023	11,964	672	-	12,636
Periodic service and finance cost (Note 23)	367	-	-	367
Change in provision for the period	198	69	-	267
Settlement during the period	(262)	-	-	(262)
At March 31, 2024	12,267	741	-	13,008

At December 31, 2024	13,860	3,284	-	17,144
Periodic service and finance cost (Note 23)	338	-	-	338
Change in provision for the period	209	2,073	-	2,282
Addition (Note 5)	-	-	9,120	9,120
Settlement during the period	(1,012)	-	-	(1,012)
At March 31, 2025	13,395	5,357	9,120	27,872

17	OTHER LIABILITIES

	2025	2024
NSR royalty (note 17 (a))	477	971
Lease payment obligation (note 17 (b))	23,265	24,251
Total other liabilities	23,742	25,222
Current	14,711	14,190
Non-current	9,031	11,032

a)	NSR Royalty

The movements for the three months ended March 31, 2025 and 2024 of the NSR Royalty are as follows:

	2025	2024
Balance, beginning of year	971	826
Royalty payments	(981)	(825)
Increase in NSR obligations	487	410
Balance, end of the period	477	411
F-19 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

b)	Lease Payment Obligation

The movements for the three months ended March 31, 2025 and 2024 of the lease liability obligation are as follows:

	2025	2024
Balance, beginning of year	24,251	38,654
Bluestone acquisition	7	-
Change in estimate	56	122
Accretion expense (Note 23)	1,595	2,009
Lease payments (Principal)	(3,331)	(3,238)
Lease payments (Interest)	(908)	(1,169)
Foreign exchange	1,595	(1,263)
Balance, end of period	23,265	35,115
Current	14,234	13,722
Non-current	9,031	21,393

The weighted average discount rate applied to the lease liabilities within the period ended March 31, 2025 11.73% (13.15% and 9% for the period ended March 31, 2024), based on their corresponding country treasury bill rates.

Lease liabilities are reflected within the current and long-term liabilities in the consolidated statements of financial position. The finance cost or amortization of the discount on the lease liabilities are charged to the consolidated statements of income using the effective interest method.

18	EQUITY

The Company has authorized an unlimited number of common shares, being subscribed 73,313,197 as of March 31, 2025 (72,399,495 as of December 31, 2024).

As of March 31, 2025, the Company had 1,500,992 options issued and outstanding (1,052,589 as of December 31, 2024). The share-based payment expense is measured at fair value and recognized over the vesting period from the date of grant, and for the period ended March 31, 2025 and 2024, share-based payment expense recognized in general and administrative expenses was $73 and $52 respectively. During the period ended March 31, 2025 the Company granted 448,398 new stock options.

F-20 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Repurchase of shares

On March 14 2024, the Company announced a new normal course issuer bid (“New NCIB”) for its TSX listed shares and a buyback program for its Brazilian Depositary Receipts (“BDRs”) listed in the Brazilian Stock Exchange (“B3”). The limit for purchases under the NCIB and the BDR Buyback Program was a combined aggregate limit, representing, altogether, 2,261,426 Common Shares, or 10% of the public float.

For the period ended March 31, 2025 the Company has repurchased 162,826 common shares of its Brazilian Depositary Receipts and 20,424 common shares under the NCIB, for $849 and $351, respectively, for a total of $1,200 recorded directly in share capital. During this period, the Company has canceled (96,141) shares from the total repurchased.

NCIB and BDR Buyback Renewal

On March 24, 2025, Aura announced the renewal of its Normal Course Issuer Bid (NCIB) and concurrent Buyback Program for Brazilian Depositary Receipts (BDRs). The renewed NCIB allows the Company to repurchase up to 2.69 million common shares, representing 10% of the public float, while the BDR program permits the repurchase of up to 8.08 million BDRs—each equivalent to one-third of a common share—on the B3.

19	REVENUE

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
Gold	111,542	87,916
Copper & Gold concentrate	52,757	45,150
Provisional prices	(2,495)	(988)
Revenue	161,804	132,078

Revenues for the Minosa, Apoena and Almas mines relate to the sale of refined gold and for the Aranzazu mine relates to the sale of copper concentrate. The Company’s revenues are concentrated in 5 clients (see Note 26(d)).

For the period ended March 31, 2025, Brazil, Mexico and Honduras represented 39.3%, 31.1% and 29.6% respectively of the Company´s revenue (38.1%, 33.4 % and 28.5% for the period ended March 31, 2024).

For the period ended March 31, 2025, the Company´s main clients Asahi Refining USA Inc, Trafigura México, S.A. de C.V.and Auramet International, represented 39.5%, 30.0 % and 26.7% respectively of the Company´s revenue (22.1%, 31.1 % and 46.8 % for the period ended March 31, 2024).

F-21 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

20	COST OF GOODS SOLD BY NATURE

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
Direct mine and mill costs	(44,919)	(38,859)
Direct mine and mill costs - Contractors	(15,467)	(20,024)
Direct mine and mill costs - Salaries	(9,126)	(10,405)
Depletion and amortization	(13,864)	(16,109)
Total	(83,376)	(85,397)

21	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
Salaries, wages, benefits and bonus	(3,780)	(3,420)
Professional and consulting fees	(2,048)	(1,600)
Legal fees	(244)	(229)
Insurance	(196)	(386)
Directors' fees	(671)	(154)
Travel expenses	(361)	(219)
Share-based payment expense (Note 18)	(73)	(52)
Depreciation and amortization	(199)	(635)
Care and maintenance	(500)	(421)
Other	(1,564)	(1,163)
Total	(9,636)	(8,279)

22	EXPLORATION EXPENSES

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
Minosa	(236)	(1)
Almas	(237)	-
Apoena	(124)	(48)
Aranzazu	(709)	(1,110)
Borborema project	(70)	-
Projects	-	(783)
Total	(1,376)	(1,942)
F-22 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

23	FINANCE EXPENSE

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
Accretion expense (Note 15)	(1,666)	(1,533)
Lease interest expense (Note 17 (b))	(1,595)	(2,009)
Interest expense on loans and debentures (Note 24 (a))	(5,755)	(4,217)
Finance cost on post-employment benefit	(338)	(367)
Unrealized loss with derivative gold collars (Note 25 (a) (ii))	(100,210)	(19,495)
Realized loss with derivative gold collars	(6,036)	-
Loss on other derivative transactions	(1,827)	(1,757)
Change in liability measured at fair value	(2,359)	(2,633)
Foreign exchange	(3,176)	(2,090)
Other finance costs	(430)	(847)
Finance expenses	(123,392)	(34,948)

Interest income	1,781	853
Finance income	1,781	853

Total finance result	(121,611)	(34,095)

24	CASH FLOW INFORMATION

a)	Items adjusting (loss) of the period

For the period ended March 31,	2025	2024
Deferred and current income tax expense	18,300	10,998
Depreciation and amortization (Note 11)	14,063	16,384
Accretion expense (Note 23)	1,666	1,533
Lease Interest expense (Note 23)	1,595	2,009
Interest expense on loans and debentures (Note 23)	5,755	4,217
Periodic service, past service and finance costs on post-employment benefit	338	367
Unrealized loss on derivatives gold collars (Note 23)	100,210	19,495
Realized loss on derivatives gold collars (Note 23)	6,036	-
Loss on other derivatives (Note 23)	1,827	1,757
Foreign exchange loss (Note 23)	3,176	2,090
Change in fair value in liability measured at fair value	2,359	2,633
Share-based payment expense (Note 18)	73	52
Change in estimate for mine closure and restoration	-	(377)
Loss on disposal of assets	95	399
Other non-cash items	76	612
Total	155,569	62,169
F-23 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

b)	Changes in working capital

For the period ended March 31,	2025	2024

Increase in accounts receivables and value added taxes and other recoverable taxes	(7,948)	(3,126)
Increase in inventory	(4,454)	(4,490)
(Decrease) in trade and other payables	(1,733)	(10,155)
Total	(14,135)	(17,771)

c)	Other current and non-current assets and liabilities

For the period ended March 31,	2025	2024

Changes in other current and non-current assets and liabilities consists of:
(Increase) Decrease in other receivables and assets (non-current)	(2,652)	131
(Increase) in other receivables and assets (current)	(86)	(310)
Decrease in non-current inventories	121	186
(Decrease) in other liabilities (current and non-current)	(7,466)	(38)
Total	(10,083)	(31)

d)	Non-cash transactions on investing activities consist of:

For the period ended March 31,	2025	2024
Non-cash addition to property, plant and equipment	2,299	399
Total	2,299	399
F-24 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

e)	Loans, debentures and derivatives reconciliation

	Loans and debentures	Derivatives
Balance as of December 31, 2023	333,589	32,005
Changes from Financing cash flows:
Loan and debentures repayments	(13,792)	-
Loan proceeds	15,000	-
Interest paid on loans *	(8,551)	-
Interest paid on debentures *	(5,051)	-
Derivative settlement	-	2,868

Other Changes:
Interest expenses on loans	5,556	-
Interest expenses on debentures	2,241	-
Derivative result	-	(593)
Foreign exchange adjustments	(1,954)	1,589
Derivative settlement (withholding taxes)	-	506
Swap fair value adjustment	-	462
Balance as of March 31, 2024	327,038	(6,297)

Balance as of December 31, 2024	443,104	139,490

Acquisition of Bluestone	19,900

Changes from Financing cash flows:
Loan and debentures repayments	(11,455)	-
Interest paid on loans *	(7,775)	-
Derivative settlement (Gold Hedges)	-	(6,036)
Derivative settlement (Other derivatives)	-	(417)

Other Changes:
Interest expenses on loans	4,889	-
Interest expenses on debentures	5,963	-
Derivative result	-	(2,854)
Foreign exchange adjustments	13,061	(12,792)
Swap fair value adjustment	-	2,802
Gold Hedges fair value adjustment	-	106,246
Other derivatives fair value adjustment	-	1,827
Balance as of March 31, 2025	467,687	228,266

* Interest payment on loans and debentures are being presented under financing activities in the Consolidated Statements of Cash Flows

F-25 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

25	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

a)	Financial Instruments

The Company has the following derivative financial instruments in the following line items in the consolidated statements of financial position:

		Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Current/Non-Current	March 31, 2025	December 31, 2024
Swap - Aura Almas (Itaú Bank)	Non-current	(2,320)	(15,164)
Swap - Apoena Mines (Bradesco and ABC Bank)	Current	(5,282)	(3,872)
Gold Derivatives	Current / Non-current	(220,664)	(120,454)
Total		(228,266)	(139,490)

Classification of financial instruments

		March 31, 2025			December 31, 2024
	Note	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI
Assets
Current
Cash and cash equivalents	6	198,066	-	-	270,189	-	-
Accounts receivable	7	2,220	13,231	-	2,354	13,480	-
Non-current					-	-	-
Other receivables and assets	10	-	-	1,836	-	-	3,454
		200,286	13,231	1,836	272,543	13,480	3,454

Liabilities
Current
Trade and other payables	12	103,793	-	-	98,067	-	-
Derivative Financial Instrument	25	-	26,578			19,302
Current portion of loan and debentures	13	90,625	10,228		78,115	3,892	-
Liability measured at fair value	14	-	3,829	-	-	3,362	-
Other liabilities	18	14,711		-	14,190	-	-
Non-current
Derivative Financial Instrument	25	-	199,368	2,320	-	105,024	15,164
Non-Current portion of loan and debentures	13	195,522	171,312	-	202,474	158,623	-
Liability measured at fair value		-	15,537	-	-	14,387	-
Other provisions	16	-	9,120	-	-	-	-
Other liabilities	17	9,031	-	-	11,032	-	-
		413,682	435,972	2,320	403,878	304,590	15,164
F-26 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

i)	Swap agreements:

As of March 31, 2025 and December 31, 2024, the Company has the following swap agreements:

			Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Commodity/ index	Current/Non-Current	2025	2024
Swap - Aura Almas (Itaú Bank) (a)	CDI	Non-current	(2,320)	(15,164)
Swap - Apoena Mines (Bradesco and ABC Bank)	CDI	Current	(5,282)	(3,872)
Total			(7,602)	(19,036)

(a) The swap agreements from the Company´s subsidiary, Almas, was designated as a hedge accounting.

ii) Derivative Options

ii) a - Derivative Collars – Almas and Apoena

As of March 31, 2025, the Company had 17,264 outstanding zero cost put/call collars for the Almas Project. The zero-cost put/calls collars have floor prices of $1,558 (average: $ 1,558) and ceiling prices between $2,280 and $ 2,450 (average: $ 2,333) per ounce of gold. The expiration dates are between April 2025 and June 2025.

For Apoena Mines, as of March 31, 2025 Mineração Apoena S.A. had zero cost put/call collars for 3,750 ounces of gold with floor price of $1,400 and ceiling price of $2,100 per ounce of gold. The expiration dates are between April 2025 and December 2025.

ii) b – Derivative Collars Borborema Project

As of March 31, 2025, the Company had 225,996 ounces outstanding for the Borborema Project. The put/calls collars have floor prices of $1,745 and ceiling prices at $2,400 per ounce of gold expiring between July 2025 and June 2028.

The fair value effect of both the Derivative Zero Cost Collars and the Derivative Collars Borborema Project for the three-months ended March 31, 2025 and 2024 is ($100,210) and ($19,495)  respectively, recorded as a finance expenses loss in the financial statements.

F-27 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

As of the date of these Unaudited Condensed Interim Financial Statements, the Company and its subsidiaries have no agreements in place with financial institutions which would require the Company to post cash or any other type of collateral to cover fair value exposure against the Company.

b)	Fair value of financial instruments

The Company measures certain of its financials assets and liabilities at fair value on a recurring basis and these are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value:

1)	Level 1,which are inputs that are unadjusted quoted prices in active markets for identical assets or liabilities;

2)	Level 2, which are inputs other than Level 1 quotes prices that are observable, either directly or indirectly, for the asset or liability; and,

3)	Level 3, which are inputs for the asset or liability that are not based on observable market data.

Additionally, the Company classifies derivative assets and liabilities in Level 2 of the fair value hierarchy as they are valued using pricing models which require a variety of inputs such as expected gold price.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis at March 31, 2025 and December 31, 2024 are summarized in the following table:

		March 31, 2025		December 31, 2024
	Level	Fair value through profit & loss	Fair value through OCI	Fair value through profit & loss	Fair value through OCI
Assets
Accounts receivable	2	13,231	-	13,480	-
Other receivables and assets	1	-	1,836	-	3,482
		13,231	1,836	13,480	3,482

Liabilities
Debentures	2	209,596	-	162,515	-
Liability measured at fair value	3	19,366	-	17,749	-
Derivative Financial Instrument	2	225,946	2,320	124,326	15,163
Other provisions	3	9,120	-	-	-
		464,028	2,320	304,590	15,163
F-28 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value at		Unobservable inputs	Inputs		Relationship of unobservable inputs to fair value
	March 31, 2025	December 31, 2024		2025	2024
Liability measured at fair value (NSR agreement))	19,367	17,749	Expected production of gold ounces	747,704	747,704	If expected production of gold ounces were 10% higher or lower, the fair value would increase/decrease by $1,876
Contingent Value Rights (CVRs)	9,120	-	Commercial Production	(a)	-	(a)

(a)	The Company assessed the probability of achieving commercial production, which is defined on Note 5, over various time horizons, primarily within a 0 to 20-year range, while also recognizing a residual probability of timelines extending beyond 20 years. If expected commercial production probability varies by 10% on the lower and higher ends of these time horizons, the fair value would increase by $1,053 and decrease by $1,099, respectively.

Valuation process

The finance department of the Company includes a team that performs the valuations of non-property items required for financial reporting purposes, including level 3 fair values.

The main level 3 inputs used by the Company are derived and evaluated as follows:

• Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

• Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from credit risk gradings determined by internal credit risk management group.

• Probability of commercial production achievement and expected timing of payment.

There was no significant changes on the key inputs into the Monte Carlo simulation model for the liability measured at fair value (NSR agreement) used for the period ended March 31, 2025.

F-29 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

26	FINANCIAL RISK MANAGEMENT

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a planning and budgeting process, which is reviewed and updated, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described in Note 27 below.

Aura’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. In the normal course of business, Aura enters into contracts that give rise to commitments for future payments as disclosed in the following table:

As of March 31, 2025	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	103,793	-	-	-	103,793
Loans and debentures	123,477	202,683	162,807	53,396	542,363
Provision for mine closure and restoration	10,574	6,441	9,532	37,049	63,596
Lease liabilities	10,205	13,927	-	-	24,132
Liability measured at fair value	3,324	4,514	5,537	25,258	38,633
	251,373	227,565	177,876	115,703	772,517

As of December 31, 2024	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	98,067	-	-	-	98,067
Loans and debentures	84,518	196,356	146,976	46,140	473,990
Provision for mine closure and restoration	9,674	5,431	8,132	35,049	58,286
Lease liabilities	12,305	14,937	-	-	27,242
Liability measured at fair value	3,915	4,332	4,882	22,860	35,989
	208,479	221,056	159,990	104,049	693,574

As of March 31, 2025, Aura has cash and cash equivalents of $ 198,066 ($270,181 as of December 31, 2024) and working capital of $38,237 ($200,462 as of December 31, 2024) (current assets, excluding restricted cash less current liabilities).

F-30 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

b)	Currency risk

Aura’s operations are located in Honduras, Brazil and Mexico, therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies. Although Aura’s sales are denominated in United States dollars, certain operating expenses of Aura are denominated in foreign currencies, primarily the Honduran lempira, Brazilian real, Mexican peso, Canadian dollar and Colombian peso.

Financial instruments that impact Aura’s net losses or other comprehensive losses due to currency fluctuations include cash and cash equivalents, accounts receivable, other long-term assets, accounts payable and accrued liabilities, short term loans and other provisions denominated in foreign currency.

At March 31, 2025 and December 31, 2024 , the Company had cash and cash equivalents of $ 198,066, and $270,189, respectively, of which, $ 155,206  ($229,525 in 2024) were in United States dollars, $196 ($265 in 2024) in Canadian dollars, $ 27,734  ($28,997 in 2024) in Brazilian real, $13,827 ($11,229 in 2024) in Honduran lempiras, $1,076 ($158 in 2024) in Mexican pesos, $27 ($14 in 2024) in Colombian Pesos, $37 ($0 in 2024) in Guatemalan Quetzals and $6 ($0 in 2024) in Barbadian Dollars. An increase or decrease of 5% in the United States dollar exchange rate to the currencies listed above could have increased or decreased the Company’s income for the year by $2,143.

c)	Interest rate risk

The Company’s policy is to minimize interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. As of March 31, 2025, the Company is exposed to changes in market interest rates through a bank borrowing at SOFR interest rate at its subsidiary Aranzazu.  All other borrowings are at fixed interest rates or are linked to a swap instrument, minimizing the risk of interest rate exposure. The Company concluded that its exposure to interest rates is immaterial.

d)	Credit risk

Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company is exposed to credit risk from financial assets including cash and cash equivalents held at banks, trade and other receivables. The credit risk is managed based on the Company’s credit risk management policies and procedures.

The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits.

F-31 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

At March 31, 2025, the Company believes that its trade credit risk is low due to the following reasons:

- For the sales of refined gold from Almas, Apoena e Minosa, the Company collects payments in advance of delivering its products to its clients.

- For the sale of copper and gold concentrate from Aranzazu, the Company sells its products to wholly-owned subsidiary of Trafigura Group Pte. Ltd, an investment grade company. The accounts receivable is generally collected within 15 days from the issuance of the invoice.

e)	Market risk

Commodity derivatives transactions – Gold collars

As mentioned in Note 25, the Company uses gold collars in order to mitigate the risk of decline in gold prices for a portion of its projected future production associated with the construction of new projects.

To calculate an expected increase / decrease in the fair value balances of potential increases or decrease in gold prices, the Company used a variation of plus or minus 10% change in gold prices in relation to the March 31, 2025 closing prices.

Liability measured at fair value

The Company entered a Net Smelter Return Royalty Agreement that contains more than one embedded derivative, that is being accounted at fair value through profit or loss, and it is exposed to gold prices that can affect its future cash flows.

Gold linked Loan

Borborema Inc entered into a Gold-Linked Loan with embedded derivatives measured at fair value through profit and loss that has quarterly payments of gold ounces that are exposed to gold prices that can affect its future cash flows.

The reasonably possible scenario of the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. To simulate the potential scenario to reflect the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument´s main risk events	Reasonable scenario	$ Impact
Derivative financial instruments (Gold collars)	Gold price increase/decrease	Δ 10%	70,000
Liability measured at fair value	Gold price increase/decrease	Δ 10%	1,923
Loans and debentures (Gold linked loan)	Gold price increase/decrease	Δ 10%	433
F-32 | Aura Minerals Inc.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

27	CAPITAL MANAGEMENT

Aura’s objectives in managing capital are to ensure sufficient liquidity is maintained in order to properly develop and operate its current projects and pursue strategic growth initiatives, to ensure that externally imposed capital requirements related to any debt obligations are complied with, and to provide returns for shareholders and benefits to other stakeholders. In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and long-term debt. The Company manages its capital structure considering changes in economic conditions, the risk characteristics of the underlying assets, and the Company’s liquidity requirements. To maintain or adjust the capital structure, the Company may be required to issue common shares or debt, repay existing debt, acquire or dispose of assets, or adjust amounts of certain investments.

In order to facilitate management of capital, the Company prepares annual budgets which are updated periodically if changes in the Company’s business are considered to be significant. The Board of Directors of the Company reviews and approves all operating and capital budgets as well as the entering into any material debt obligations, and any material transactions out of the ordinary course of business, including dispositions, acquisitions and other investments or divestitures. In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, and issue new shares to reduce debt.

On February 26, 2025 Aura’s Board of Directors has declared and approved the payment of dividends for a total of $18.3 million, $0.25 per share and $0.08 per Brazilian Depositary Receipt (“BDR”). The dividend was paid on March 28, 2025.

28	RELATED PARTY TRANSACTIONS

Key Management Compensation

Total compensation paid to key management personnel (including based salaries, bonuses and other benefits), remuneration of directors and other members of key executive management personnel for the three-months ended March 31, 2025 and 2024 were $357 and $1,615, respectively.

Director’s fees

Management had issued 189,795 deferred stock units (DSUs) to certain directors and former directors of the Company in 2016. The DSUs are recognized at the fair value of the Company shares based on the provisions of the agreements and will be settled in cash. The balance of the DSUs as of March 31, 2025 is $1,612 ($1,216 as of December 31, 2024) and is included as part of Trade and other payables.

F-33 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Iraja Royalty Payments

As part of the Apoena Mines transaction with Yamana Gold Inc. (“Yamana”), Mineracao Apoena S.A. (“Apoena”) entered into a royalty agreement (the “EPP Royalty Agreement”), dated June 21, 2016, with Serra da Borda Mineracao e Metalurgia S.A. (“SBMM”), Yamana’s wholly-controlled subsidiary. Commencing on and from June 21, 2016, Apoena would pay to SBMM a royalty (the “Royalty”) that is equal to 2.0% of Net Smelter Returns on all gold mined or benefited from Apoena (the “Subject Metals”) sold or deemed to have been sold by or for Apoena.

Effective as at such time as Apoena has paid the Royalty on up to 1,000,000 troy ounces of the Subject Metals, the Royalty shall without the requirement for any further act or formality, reduce to 1.0% of Net Smelter Returns on all Subject Metals sold or deemed to have been sold by or for Apoena.

On October 27, 2017, SBMM entered into an agreement (the “Royalty Swap Agreement”) with Iraja Mineracao Ltda., a company controlled by the same controlling group, a third-party company, for the swap of the EPP Royalty with the RDM Royalty (as defined in the Royalty Swap Agreement) with no change to the terms of the royalty calculation. Aura has incurred expenses of the related royalties of $792 in the there month ended March 31, 2025 ($571: 2024).

Royalty Agreement for Aura Almas

The Company, through its wholly owned subsidiaries Almas, maintains a royalty agreement with Irajá Mineração Ltda.., a company controlled by the same controlling group ok Aura, whereby the subsidiary pays 1.2% of the Net Smelter Returns on all gold mined or sold. Aura has incurred expenses of the related royalties of $991 in the period ended March 31, 2025.

Royalty Agreement for Matupá

The Company, through its wholly owned subsidiary Matupá, maintains a royalty agreement with Irajá Mineração Ltda., a company controlled by the same controlling group of Aura, whereby the subsidiary will pay 1.2% of the Net Smelter Returns on all gold mined or sold, from the moment that is declared commercial production. The subsidiary is currently in care and maintenance.

Dividends payable to Northwestern

Northwestern, a company controlled by the Chairman of the Board, is the majority shareholder of Aura with approximately 54.1% ownership as of March 31, 2025 (54.8% as of December 31, 2024).

F-34 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

In the three-month ended March 31, 2025, the Company paid to Northwestern the total amount of $9.9 million of dividends.

Employee withholding taxes payable to the Company

In March 2021, certain key executives of the Company exercised their stock options in return for shares of the Company. Although the executives received shares of the Company instead of a cash payment at the time of the exercise, the Company, following local tax regulation, had the obligation to immediately retain withholding taxes calculated on the expected gain at the time of the exercise, in favor of the local tax authorities. The Board of Directors of the Company authorized such employees to reimburse the Company of such withholding taxes in a maximum period of 18 months (extended until September 2025) with bearing an interest rate of equal or higher of the Applicable Federal Rates (“AFR”) of the month when the withholding tax was retained. Such outstanding balance is guaranteed by shares of the Company owned by such executives in a proportion of 150% of the outstanding balance, and the Company has the right to demand additional shares as collateral in case of reduction of the market price of the shares. Additionally, the receivable becomes immediately due by the employees in case of employment termination. As of March 31, 2025, the total outstanding balance to be received by the Company is $3,129 ($3,129 as of December 31, 2024).

29	SEGMENT INFORMATION

The reportable operating segments have been identified as the Minosa Mine, Apoena Mine, the Aranzazu Mine, Almas Mine, and Borborema Project. The Company manages its business, including the allocation of resources and assessment of performance, on a project-by-project basis, except where the Company’s projects are substantially connected and share resources and administrative functions. The segments presented reflect the way in which the Company’s management reviews its business performance. Operating segments are reported in a manner consistent with the internal reporting provided to executive management who act as the chief operating decision makers. Executive management is responsible for allocating resources and assessing the performance of the operating segments.

During the period ended March 31, 2025, the Borborema Project was included as a reportable operating segment, as it became a distinct area of focus subject to regular review by Chief Operating Decision Maker (CODM). Accordingly, comparative information has been recast to reflect this change. Additionally, the Projects and Corporate segments, which were previously reported separately, no longer meet the criteria for reportable segments and are now presented as part of non-reportable segments.

For the periods March 31, 2025 and 2024, segment information is as follows:

F-35 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

	Reportable segments
For the period ended March 31, 2025	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Project	Total reportable segments	All other segments	Total
Revenue	48,062	26,353	50,262	37,127	-	161,804	-	161,804
Cost of goods sold, except depletion and amortization	(20,135)	(11,555)	(23,815)	(14,007)	-	(69,512)	-	(69,512)
Depletion and amortization	(1,341)	(3,549)	(6,467)	(2,507)	-	(13,864)	-	(13,864)
Gross profit	26,586	11,249	19,980	20,613	-	78,428	-	78,428
						-
General and administrative expenses	(1,135)	(1,301)	(1,774)	(803)	84	(4,929)	(4,707)	(9,636)
Exploration expenses	(236)	(124)	(709)	(237)	(70)	(1,376)	-	(1,376)
Operating income/(loss)	25,215	9,824	17,497	19,573	14	72,123	(4,707)	67,416
						-
Finance income/(expense)	(880)	(5,816)	519	(276)	(2,396)	(8,849)	(107,007)	(115,856)
Interest in loans and debentures	(432)	(820)	(553)	(3,464)	(486)	(5,755)	-	(5,755)
Other (expense) income	(244)	69	(572)	(6)	4	(749)	(5)	(754)
Income/(Loss) before income taxes	23,659	3,257	16,891	15,827	(2,864)	56,770	(111,719)	(54,949)
						-
Current tax	(6,611)	(663)	(6,431)	(5,998)	-	(19,703)	(1,111)	(20,814)
Deferred tax	393	2,005	(952)	1,241	(542)	2,145	369	2,514
Income taxes	(6,218)	1,342	(7,383)	(4,757)	(542)	(17,558)	(742)	(18,300)
(Loss) / Profit for the year	17,441	4,599	9,508	11,070	(3,406)	39,212	(112,461)	(73,249)
						-
Property, plant and equipment	62,476	58,692	127,588	144,848	222,004	615,608	104,858	720,466
Total assets	97,195	192,410	349,317	315,583	132,444	1,086,949	52,042	1,138,991
Total liabilities	95,221	137,912	95,726	238,134	151,932	718,925	280,201	999,126
Purchase of property, plant and equipment	1,251	5,001	6,490	2,059	35,783	50,584	1,141	51,725

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás and Cerro Blanco Projects and Corporate.

F-36 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

	Reportable segments
For the period ended March 31, 2024	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Project	Total reportable segments	All other segments	Total
Revenue	37,647	26,007	44,162	24,262	-	132,078	-	132,078
Cost of goods sold, except depletion and amortization	(23,146)	(9,520)	(23,289)	(13,693)	-	(69,648)	-	(69,648)
Depletion and amortization	(896)	(6,415)	(5,575)	(2,863)	-	(15,749)	-	(15,749)
Gross profit	13,605	10,072	15,298	7,706	-	46,681	-	46,681
						-
General and administrative expenses	(1,149)	(977)	(1,312)	(1,067)	(142)	(4,647)	(3,632)	(8,279)
Exploration expenses	(1)	(48)	(1,110)	-	-	(1,159)	(783)	(1,942)
Operating income/(loss)	12,455	9,047	12,876	6,639	(142)	40,875	(4,415)	36,460
						-
Finance income/(expense)	(1,658)	(2,085)	73	434	(5,808)	(9,044)	(20,830)	(29,874)
Interest in loans and debentures	(517)	(1,557)	(620)	(1,527)	-	(4,221)	-	(4,221)
Other (expense) income	(187)	-	(296)	(22)	-	(505)	(89)	(594)
Income/ (Loss) before income taxes	10,093	5,405	12,033	5,524	(5,950)	27,105	(25,334)	1,771
						-
Current tax	(3,572)	(896)	(4,495)	(1,180)	-	(10,143)	-	(10,143)
Deferred tax	(223)	177	79	(733)	-	(700)	(145)	(845)
Income taxes	(3,795)	(719)	(4,416)	(1,913)	-	(10,843)	(145)	(10,988)
(Loss) / Profit for the year	6,298	4,686	7,617	3,611	(5,950)	16,262	(25,479)	(9,217)
						-
Property, plant and equipment	55,180	78,104	123,371	145,274	78,704	480,633	23,965	504,598
Total assets	68,101	189,778	287,539	149,312	189,265	883,995	35,343	919,338
Total liabilities	87,805	156,945	61,598	97,697	137,837	541,882	73,120	615,002
Purchase of property, plant and equipment	870	1,459	7,501	2,882	16,991	29,703	-	29,703

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás and Cerro Blanco Projects and Corporate.

30	COMMITMENTS AND CONTINGENCIES

a)	Operating leases commitments

The Company has the following commitments for future minimum payments under operating leases:

2025
Within 1 year	14,430
2 years	14,150
3 years	3,312
4 years	891
Over 5 years	1,557
Total	34,340
F-37 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

b)	Contingencies

Certain conditions may exist as of the date of these financial statements which may result in a loss to the Company in the future when certain events occur or fail to occur. The Company assesses at each reporting date its loss contingencies related to ongoing legal proceedings by evaluating the likelihood of such proceedings, as well as the amounts claimed or expected to be claimed. Included in other provisions as of March 31, 2025, is a provision of $5,357 ($3,284 as of December 31, 2024) for loss contingencies related to ongoing legal claims.

31	INCOME PER SHARE

Basic income per share is calculated by dividing the income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted income per share is calculated using the “treasury stock method” in assessing the dilution impact of convertible instruments until maturity. The treasury stock method assumes that all convertible instruments until maturity have been converted in determining fully diluted profit per share if they are in-the-money, except where such conversion would be anti-dilutive. In the event of a share consolidation or share division, the calculation of basic and diluted loss per share is adjusted retrospectively for all periods presented.

F-38 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and December 31, 2024

Expressed in thousands of United States dollars, except where otherwise noted.

The following table summarizes activity for the period ended March 31, 2025 and 2024:

	For the three months ended March 31, 2025	For the three months ended March 31, 2024
Loss for the period	(73,249)	(9,217)

Weighted average number of shares outstanding - basic	73,189,136	72,237,003
Weighted average number of shares outstanding - diluted	73,189,136	72,237,003

For continued operations
Total loss per share - basic	(1.00)	(0.13)
Total loss per share - diluted	(1.00)	(0.13)

F-39 | Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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 KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 – Setor 2 – 17º Andar – Centro

20021-290 – Rio de Janeiro/RJ – Brasil

Caixa Postal 2888 – CEP 20001-970 – Rio de Janeiro/RJ – Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Aura Minerals, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Aura Minerals, Inc. and subsidiaries (“the Company”) as of December 31, 2024, the related consolidated statements of income (loss), other comprehensive income (loss), cash flows and changes in equity for the year ended December 31, 2024 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes Ltda.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2024.

Rio de Janeiro, Brazil
May 21, 2025

F-40 | Aura Minerals Inc.

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Report of Independent Registered Public Accounting Firm

Grant Thornton Auditores Independentes Ltda.

Av. José de Souza Campos, 507 – 5[o] andar Cambuí, Campinas (SP)

T +55 19 2042-1036

Board of Directors and Shareholders of

Aura Minerals Inc.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Aura Minerals Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton Auditores Independentes Ltda.

We have served as the Company’s auditor since 2024.

Campinas, Brazil

April 14, 2025, except for Note 31, as to which the date is May 21, 2025.

F-41 | Aura Minerals Inc.

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Aura Minerals Inc.

Consolidated Statements of Income (loss)

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except share and per share amounts

	Note	2024	2023	2022
Revenue	21	594,163	416,894	392,699
Cost of goods sold	22	(342,893)	(290,877)	(267,006)
Gross profit		251,270	126,017	125,693

General and administrative expenses	23	(33,273)	(27,211)	(24,998)
Exploration expenses	24	(13,961)	(11,781)	(12,464)
Change in estimation for mine closure and restoration for properties in care & maintenance		1,330	-	-
Operating income		205,366	87,025	88,231

Finance expense	25	(151,679)	(49,379)	(7,397)
Other (expense) income		(1,267)	660	1,157
Income before income taxes		52,420	38,306	81,991

Current tax	16	(52,971)	(18,798)	(26,832)
Deferred tax	16	(29,720)	12,372	1,088
Income taxes		(82,691)	(6,426)	(25,744)

(Loss) / Profit from continued operation		(30,271)	31,880	56,247

Profit from discontinued operation	5	-	-	10,249

(Loss) / Profit for the year		(30,271)	31,880	66,496

Weighted average numbers of common shares outstanding
Basic	33	72,204,049	72,128,723	72,398,811
Diluted	33	72,204,049	72,605,064	72,646,599

(Loss) / Profit per share for continued operation – Basic	33	(0.42)	0.44	0.92
(Loss) / Profit per share for continued operation – Diluted	33	(0.42)	0.44	0.92

Profit per share for discontinued operation - Basic	33	-	-	0.14
Profit per share for discontinued operation - Diluted	33	-	-	0.14

The accompanying notes form an integral part of these consolidated financial statements.

F-42| Aura Minerals Inc.

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Aura Minerals Inc.

Consolidated Statements of Other Comprehensive Income (loss)

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars

	2024	2023	2022

(Loss) / Profit for the year	(30,271)	31,880	66,496
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss
Change in the fair value of cash flow hedge, net of tax	(3,736)	(737)	(995)
(Loss) / Gain on foreign exchange translation of subsidiaries	(483)	180	2,298

Items that will not be reclassified to profit or loss
Change in the fair value of equity investments	(412)	417	-
Actuarial gain/ (loss) on post-employment benefit, net of tax	(1,271)	580	(800)
Other comprehensive income (loss), net of tax	(5,902)	440	503
Total comprehensive income (loss)	(36,173)	32,320	66,999

Items above are stated net of tax and the related taxes are disclosed in note 16 (b).

The accompanying notes form an integral part of these consolidated financial statements.

F-43| Aura Minerals Inc.

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Aura Minerals Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars

For the year ended December 31,	Note	2024	2023	2022
Cash flows from operating activities
(Loss) / Profit for the year from continued operation		(30,271)	31,880	56,247
Profit from discontinued operations		-	-	10,249
Items adjusting profit (loss) of the year	26 (a)	304,934	103,667	70,415
Changes in working capital	26 (b)	(12,342)	2,612	2,891
Income tax paid		(18,518)	(13,442)	(41,273)
Other current and non-current assets and liabilities	26 (c)	(21,567)	229	(2,166)
Net cash generated by operating activities		222,236	124,946	96,363

Cash flows from investing activities
Purchase of property, plant and equipment	11	(180,577)	(96,094)	(103,365)
Short term investment		5,417	600	221
Acquisition of investment – Altamira Gold Corp	10	-	(2,167)	-
Acquisition of investment – Bluestone Inc.	10	(1,244)	-	-
Cash from acquired subsidiary included in the consolidation	12	-	3,727	-
Acquisition of investment (joint venture) – Big River Gold	12	-	-	(54,353)
Net cash used in investing activities		(176,404)	(93,934)	(157,497)

Cash flows from financing activities
Proceeds received from loans and debentures	26 (e)	314,345	179,550	125,389
Proceeds received from NSR Royalty agreement	15	-	21,000	-
Repayment of loans and debentures	26 (e)	(184,385)	(66,273)	(52,787)
Derivative settlement- debt swap agreements		2,090	13,430	4,079
Derivatives fees	25	(13,522)	-	-
Interest paid on loans and debentures	26 (e)	(36,037)	(25,494)	(15,768)
Payment from liability (NSR agreement)		(2,532)	-	-
Principal and interest payments of lease liabilities	19 (b)	(17,202)	(13,395)	(7,785)
Repayment of other liabilities	19 (a)	(1,699)	(1,452)	(1,635)
Payment of dividends	30	(42,693)	(28,161)	(20,249)
Acquisition of treasury shares	20	(13,361)	-	(9,335)
Proceeds and (payments) from exercise of stock options		194	229	(34)
Net cash generated by financing activities		5,198	79,434	21,875

Increase (Decrease) in cash and cash equivalents		51,030	110,446	(39,259)
Effect of foreign exchange gain (loss) on cash equivalents		(18,136)	(1,052)	5,670
Cash and cash equivalents, beginning of the year		237,295	127,901	161,490
Cash and cash equivalents, end of the year		270,189	237,295	127,901

The accompanying notes form an integral part of these consolidated financial statements.

F-44| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except share amounts

	Note	2024	2023	2022
ASSETS
Current
Cash and cash equivalents	6	270,189	237,295	127,901
Restricted cash		-	-	600
Accounts receivables	7	15,835	17,625	11,707
Value added taxes and other recoverable taxes	8	19,901	42,800	30,659
Inventories	9	57,943	46,705	42,968
Derivative financial instruments	28	-	11,129	8,119
Other receivables and assets	10	25,467	23,386	13,525
Total current		389,335	378,940	235,479

Non-current
Value added taxes and other recoverable taxes	8	40,596	16,296	12,144
Inventories	9	19,386	8,977	-
Other receivables and assets	10	4,943	4,232	15,696
Property, plant and equipment	11	610,784	488,733	378,532
Deferred income tax assets	16	15,218	26,646	31,104
Investment in Joint Venture	12	-	-	54,353
Total non-current		690,927	544,884	491,829

Total assets		1,080,262	923,824	727,308

LIABILITIES
Current
Trade and other payables	13	98,067	92,514	71,308
Derivative financial instruments	28	19,302	-	-
Loans and debentures	14	82,007	82,865	73,215
Liability measured at fair value	15	3,362	2,100	-
Current income tax liabilities	16	31,618	5,147	3,632
Current portion of other liabilities	19	14,190	14,771	12,978
		248,546	197,397	161,133
Liabilities directly associated with assets classified as held for sale		2,757	4,087	-
Total current		251,303	201,484	161,133

Non-current
Loans and debentures	14	361,097	250,724	140,827
Liability measured at fair value	15	14,387	18,900	-
Derivative financial instruments	28	120,188	43,134	-
Deferred income tax liabilities	16	31,583	8,708	26,508
Provision for mine closure and restoration	17	50,573	48,727	48,262
Other provisions	18	17,144	12,636	13,539
Other liabilities	19	11,032	24,709	26,912
Total non-current		606,004	407,538	256,048

SHAREHOLDERS’ EQUITY	20
Share capital		599,200	612,299	611,975
Contributed surplus		55,596	55,478	55,286
Accumulated other comprehensive income		(723)	5,179	4,739
Accumulated losses		(431,118)	(358,154)	(361,873)
Total equity		222,955	314,802	310,127

Total liabilities and equity		1,080,262	923,824	727,308

Approved on behalf of the Board of Directors: /s/ Stephen Keith	/s/ Rodrigo Barbosa
Stephen Keith, Director	Rodrigo Barbosa, President & CEO

The accompanying notes form an integral part of these consolidated financial statements.

F-45| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except share amounts

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2023	72,237,003	612,299	55,478	5,179	(358,154)	314,802
Exercise of options	279,460	262	-	-	-	262
Shared based compensation	-	-	118	-	-	118
Cancellation of shares repurchased	(116,968)	(13,361)	-	-	-	(13,361)
Change in the fair value of cash flow hedge, net of tax	-	-	-	(3,736)	-	(3,736)
(Loss) on foreign exchange translation of subsidiaries	-	-	-	(483)	-	(483)
Change in the fair value of equity investment	-	-	-	(412)	-	(412)
Actuarial (loss) on post-employment benefit, net of tax	-	-	-	(1,271)	-	(1,271)
Loss for the year	-	-	-	-	(30,271)	(30,271)
Dividends (note 29)	-	-	-	-	(42,693)	(42,693)
At December 31, 2024	72,399,495	599,200	55,596	(723)	(431,118)	222,955

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2022	71,946,956	611,975	55,286	4,739	(361,873)	310,127
Exercise of options	290,047	324	(95)	-	-	229
Shared based compensation	-	-	287	-	-	287
Change in the fair value of cash flow hedge, net of tax	-	-	-	(737)	-	(737)
Gain on foreign exchange translation of subsidiaries	-	-	-	180	-	180
Change in the fair value of equity investments	-	-	-	417	-	417
Actuarial gain on post-employment benefit, net of tax	-	-	-	580	-	580
Income for the year	-	-	-	-	31,880	31,880
Dividends (note 29)	-	-	-	-	(28,161)	(28,161)
At December 31, 2023	72,237,003	612,299	55,478	5,179	(358,154)	314,802

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2021	72,627,529	621,115	55,044	4,236	(408,120)	272,275
Exercise of options	239,912	195	(229)	-	-	(34)
Shared based compensation	-	-	471	-	-	471
Cancellation of shares repurchased	(920,485)	(9,335)	-	-	-	(9,335)
Change in fair value of cash flow hedge, net of tax	-	-	-	(995)	-	(995)
Gain on foreign exchange translation of subsidiaries	-	-	-	2,298	-	2,298
Actuarial loss on severance liability, net of tax	-	-	-	(800)	-	(800)
Income for the year	-	-	-	-	66,496	66,496
Dividends (note 29)	-	-	-	-	(20,249)	(20,249)
At December 31, 2022	71,946,956	611,975	55,286	4,739	(361,873)	310,127

The accompanying notes form an integral part of these consolidated financial statements.

F-46| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

1    NATURE OF OPERATIONS

Aura Minerals Inc. (“Aura Minerals”, “Aura”, or the “Company”) is a mid-tier gold and copper production company focused on the operation and development of gold and base metal projects in the Americas.

Aura Minerals Inc. is a public company whose common shares are listed on the Toronto Stock Exchange (Symbol: ORA), its Brazilian Depositary Receipts, each representing one common share, are listed on the B3 – Brasil, Bolsa Balcão (Symbol: AURA33) and its common shares trade on OTCQX Best Market (Symbol: ORAAF). Aura is incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands). Aura’s registered office is located at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. Aura maintains a head office through its wholly owned subsidiary Aura Technical Services Inc., at 3390 Mary St, Suite 116, Coconut Grove, Miami, FL, 33133, United States of America.

Aura’s controlling party is Northwestern Enterprises Ltd (“Northwestern”), a company beneficially owned by the Chairman of the board of directors of Aura (the “Board”).

These consolidated financial statements (the “financial statements”) were approved by the Board of Directors on May 21, 2025.

2    BASIS OF PREPARATION AND PRESENTATION

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards – Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Consolidated Financial Statements have been prepared on a going concern basis using historical cost except for those assets and liabilities that are measured at fair value at the end of each reporting period as explained in Note 3 – Summary of Material Accounting Policies.

The functional currency of Aura and the majority of its subsidiaries is the United States Dollar (“US Dollar”) except for a non material service company in Mexico which has a functional currency of Mexican Pesos (“MXN Pesos”) and certain non material Brazilian subsidiaries in Brazilian Reais (“BRL Reais”). All values in the consolidated financial statements are rounded to the nearest thousand.

F-47| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

3    SUMMARY OF MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These accounting policies have been consistently applied to all years presented unless otherwise stated.

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries over which it has control. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control.

Control of a subsidiary is defined to exist when the Company is exposed to variable returns from the involvement with the subsidiary and has the ability to affect those returns through the power over the subsidiary. Specifically, the Company controls a subsidiary if, and only if, all of the following is present: 1) power over the subsidiary (i.e., existing rights that give the Company the current ability to direct the relevant activities of the subsidiary); 2) exposure, or rights, to variable returns from the involvement with the subsidiary; and 3) and the ability to use the power over the subsidiary to affect its returns.

The Company’s operating subsidiaries and subsidiaries with projects under construction or exploration phase are:

●	Minerales de Occidente, S.A. (Honduras) (“Minosa”)

-	The San Andres open-pit gold mine in Honduras (the “Minosa Mine”)

●	Mineracao Apoena Limitada (Brazil) (“Apoena”) located in the State of Mato Grosso, Brazil

-	The Ernesto open-pit gold mine (the “Ernesto mine”)

-	The Japonês open-pit gold mine in Brazil (the “Japonês Mine”)

-	The Lavrinha open-pit gold mine in Brazil (the “Lavrinha Mine”)

-	The Nosde open-pit gold mine in Brazil (the “Nosde Mine”)

-	Pau-a-Pique underground gold mine (the “Pau-a-Pique mine”) – under care & maintenance

-	The São Francisco open-pit gold mine in Brazil (the “São Francisco Mine”) – under care & maintenance

●	Aranzazu Holding S.A. de C.V. (Mexico) (“Aranzazu”)

-	The Aranzazu underground mine in Mexico (the “Aranzazu Mine”), which produces copper concentrate

●	Aura Almas Mineração S.A. (“Almas”)

-	The Almas Gold Project (“Almas”). Open-pit gold mine located in the state of Tocantins, Brazil

F-48| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

●	Cascar do Brasil Mineração Ltda. (“Cascar”)

-	The Borborema Gold Project (“Borborema”). Gold project located in the state of Rio Grande do Norte, Brazil, currently under construction.

●	Aura Matupa Mineração Ltda. (“Matupá”)

-	The Matupa Gold Project located in the state of Mato Grosso, Brazil

●	Aura Toldafria Ltda. Surcusal Colombia (“Toldafria”)

-	The Tolda Fria Gold Project located in Caldas State, Colombia

●	Aura Carajás Mineração Ltda. (“Carajás Project”)

-	The Carajás Project Copper Project located in the state of Pará, Brazil

(b)	Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. The Company’s Reportable segments are identified as: The Minosa Mine, the Apoena Mine, the Aranzazu Mine, the Almas Mine and the Borborema Project.

(c)	Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). These consolidated financial statements are presented in United States dollars, which is also the functional currency of the subsidiaries with mine operations and corporate.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.

F-49| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

Translation of subsidiary results into the presentation currency

The results and financial position of all the Company’s subsidiaries with functional currencies different from the presentation currency (none of which has the currency of a hyperinflationary economy), mainly service subsidiaries and other non-operating entities, are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

•	Income and expenses for each statement of income (loss) are translated at quarterly average exchange rates, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions; and

•	All resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold, such exchange differences are recognized in the statement of income (loss) as part of the gain or loss on sale of investments.

(d)	Revenue recognition

The Company applies the following five-step approach in recognizing revenue from contracts with customers:

•	Identify the enforceable contract with the customer;

•	Identify the separate performance obligations in the contract from transferring the distinct good or service;

•	Determine the transaction price for consideration of transferring the good or service;

•	Allocate the transaction price to the separate performance obligations identified;

•	Recognize revenue when each separate performance obligation is satisfied;

Revenue from sales is recognized when control of a good is transferred to the buyer. Given the diverse shipping terms associated with Company´s sales, revenue may be recognized when: (i) the gold is available at the loading port; or (ii) the gold is settled from the refinery; or (iii) the gold leaves the refinery to the customer´s warehouse.

Under the terms of concentrate sales contracts with independent smelting companies, copper and gold concentrate sales prices are provisionally set on a specified future date after shipment based on market prices. The Company records revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper concentrate prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are classified as provisional price adjustments and included in revenue in the consolidated statement of income (loss) and presented separately in note 21 of these consolidated financial statements.

F-50| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

(e)	Taxation

Tax expense comprises both current and deferred tax expense for the year. Tax expense is recognized in the consolidated statements of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

Current income tax expense is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted at the consolidated statements of financial position date in the countries where the Company operates. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Income tax expense includes the cost of special mining taxes payable to governments that are calculated based on a percentage of adjusted taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the consolidated statements of financial position date and are expected to apply when the related deferred income tax assets and liability is settled. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to recognize those temporary differences and losses.

(f)	Leases arrangements

Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is amortized over the shorter of the asset’s useful life or the lease term on a straight-line basis. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

F-51| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payments that are based on an index or a rate;

•	amounts expected to be payable by the lessee under residual value guarantees;

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the arrangement. If that rate cannot be determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs; and

•	restoration costs.

(g)	Impairment and reversal of impairment of long-lived assets

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. The reversal amount should not be higher than its recoverable amount and the book value that would be determined if an impairment loss had not been recognized.

(h)	Inventory

Finished product inventory and work-in-process inventory, which includes leach pad and ore stockpile inventory, are valued at the lower of average cost and net realizable value. Finished product inventory consists of finished gold products and metals in concentrate. Work-in-process inventory represents inventory in-circuit at the Company’s process plants and leach pads. Stockpile inventory represents ore stacked on leach pads and in stockpiles. The cost of work-in-process and finished product inventories includes mining costs, direct labor, operating materials and supplies, applicable haulage and transportation charges, and an applicable portion of operating overhead, including depreciation. Net realizable value is the expected selling price for the finished product less the estimated costs to get the product into salable form and to the selling location.

F-52| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

Parts and supplies inventory consist of consumables and is valued at weighted average cost.

For inventory which has been written down to net realizable value, if subsequent assessments conclude that the circumstances causing the write down no longer exist or when there is clear evidence of an increase in net realizable value due to a change in economic circumstances, the write down is reversed appropriately, limited to the original cost or the net realizable value.

(i)	Property, plant and equipment

Property, plant and equipment items are initially recognized at cost at the time of construction, purchase, or acquisition, and are subsequently measured at cost less accumulated depreciation and impairment. Cost includes all costs required to bring the item into its intended use by the Company.

Costs incurred for major overhauls of existing equipment are capitalized as plant and equipment and are subject to depreciation once they are commissioned. The costs of routine maintenance and repairs are expensed as incurred.

Assets under construction are capitalized until the asset is available for its intended use. The cost of the asset under construction comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Assets under construction amounts are presented as a separate asset within Property, Plant and Equipment. Assets under construction are not amortized and the amortization commences once the asset is complete and available for use.

Depreciation

Plant and equipment is  depreciated using the straight line or units of production (UOP) methods over the life of the mine, or over the remaining useful life of the asset, if shorter. Land is not depreciated. The following depreciation rates are used by the Company:

Major class of assets	Depreciation Method	Depreciation Rate
Vehicles	Straight-Line	3-5 years
Machinery and equipment	Straight-Line/UOP	2-10 years
Mobile mining equipment	Straight-Line/UOP	4-8 years
Furniture and fixtures	Straight-Line	4-10 years
Building	Straight-Line/UOP	4-10 years
Plant	Straight-Line/UOP	4-10 years

Residual values and useful lives are reviewed on an annual basis and adjusted, if necessary, on a prospective basis.

F-53| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

Once a mining operation has achieved commercial production, capitalized mineral property expenditures are depreciated on a UOP basis whereby the denominator is the proven and probable mineral reserves and a portion of measured and indicated mineral resources that are reasonably expected to be converted into proven and probable mineral reserves.

Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, expenditures arising from property acquisitions and related plant and equipment. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in the consolidated statement of income (loss).

Exploration and Evaluation

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. In accordance with the Company´s policy, once the technical feasibility and commercial viability of a project has been demonstrated with a prefeasibility study, the Company accounts for future expenditures incurred in the development of that project as mineral properties.

Commercial Production stage

A mine that is under construction is determined to enter the commercial production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

F-54| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

In accordance with the Company´s accounting policy, when a mine construction project moves into the commercial production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization. The Company recognizes the proceeds from the sale of minerals sold during the development phase of their mines and the cost of producing it in the consolidated statement of income (loss).

Mineral properties

Mineral properties generally consist of the following: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; capitalized exploration and evaluation costs; underground mine development costs; open pit mine development costs; and capitalized interest.

Mineral properties acquired through business combinations are recognized at fair value on the acquisition date. The fair value is an estimate of the proven and probable mineral reserves, mineral resources, and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is amortized on a UOP basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to amortization until the resources become probable of economic extraction in the future.

At the Company’s underground mining operations, development costs are incurred to build new shafts, drifts, and ramps that will enable the Company to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs are amortized on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction.

At the Company’s open pit mining operations, it is necessary to remove overburden and other waste materials to access ore bodies from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as “stripping”. Stripping costs which are incurred to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs. Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the relevant period. Such costs are capitalized to the extent that these costs relate to anticipated future benefits and represent a betterment. Waste removal which relates to current production activities and does not give rise to a future benefit is accounted for as a production cost in the period in which it is incurred and is included in the cost of inventory.

F-55| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

Capitalized open pit mine development costs are amortized on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

(j)	Asset acquisition

If an acquisition of an asset or group of assets does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition triggers the initial recognition of assets acquired and may include liabilities assumed and may or may not involve the acquisition of one or more legal entities and are usually acquired through an exchange transaction, which can be a monetary or a non-monetary exchange.

The Company recognizes acquisition of assets using by remeasuring the previously held equity interest to fair value at the date on which the Company obtains control and recognizes any resulting gain or loss in profit or loss or OCI as appropriate.

(k)	Borrowing costs

Borrowing costs of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to become ready for its intended use) are capitalized as part of the cost of the asset. Capitalization of borrowing costs begins when costs are incurred, and activities are undertaken to prepare the asset for its intended use and ceases when the asset is substantially complete or commissioned for use. Once the identified asset is substantially complete, the attributable borrowing costs are amortized over the useful life of the related asset that are usually classified as plant, property & equipment. All other borrowing costs are expensed in the period they occur.

(l)	Royalties

Certain of the Company properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty the Company pays the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices (otherwise known as Gross Proceeds) less third-party smelting, refining, brokerage and transportation costs. Royalty expense is recorded on completion of sales process in cost of sales.

F-56| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

(m)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial Assets

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through Other Comprehensive Income (“OCI”), or fair value through profit or loss.

The classification of financial assets at initial recognition that are debt instruments depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient for contracts that have a maturity of one year or less, are measured at the transaction price.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

For purposes of subsequent measurement, financial assets are classified in four categories:

●	Financial assets at amortized cost (debt instruments)

●	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

●	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

●	Financial assets at fair value through profit or loss.

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Interest received is recognized as part of finance income in the consolidated statement of income (loss). Gains and losses are recognized in the consolidated statement of income (loss) when the asset is derecognized, modified or impaired.

F-57| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

The Company’s financial assets at amortized cost include:

●	Cash and cash equivalents;

●	trade receivables, and

●	other receivables.

Trade and other receivables are amounts due from customers and others in the normal course of business. If collection is expected in one year or less, they are classified as current assets; if not, they are presented as noncurrent assets and discounted, accordingly. Additionally, trade and other receivables are valued at amortized cost.

Trade receivables, except those provisionally priced and other receivables, are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value. The Company holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. The Company notes that such receivables arise when ore that has been produced has been shipped to the buyer in accordance with the applicable agreement.

Financial assets at fair value through profit or loss include financial assets held for trading (e.g., derivative instruments), financial assets designated upon initial recognition at fair value through profit or loss (e.g., debt or equity instruments), or financial assets required to be measured at fair value (i.e., where they fail the SPPI test). The Company does not have financial assets classified as held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Rather, the Company’s financial assets at fair value through profit or loss include:

●	Derivatives financial instruments, and

●	Accounts receivables (Other receivables)

The SPPI test for financial assets is applicable to the Company’s trade receivables subject to provisional pricing. These receivables relate to sales contracts where the selling price is determined after delivery to the customer, based on the market price at the relevant quoted price stipulated in the contract. This exposure to the commodity price causes such trade receivables to fail the SPPI test. As a result, these receivables are measured at fair value through profit or loss from the date of recognition of the corresponding sale, with subsequent movements being recognized in “revenue” on provisionally priced trade receivables in the consolidated statement of income (loss).

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in profit or loss.

F-58| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

●	The rights to receive cash flows from the asset have expired, or

●	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows and usually occurs when past due for more than one year and not subject to enforcement activity.

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

ii.	Financial Liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Company’s financial liabilities include:

●	Trade and other payables

●	Loans and debentures

●	Liability measured at fair value

●	Derivative financial instruments and,

●	Other liabilities

Trade payables represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

F-59| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

Loans and debentures are initially recognized at fair value, net of transaction costs incurred. Loans and debentures are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Loans and debentures are de-recognized when the obligation specified in the agreement is discharged, canceled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any noncash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

The Company has a loan that contains an embedded derivative that is a component of a hybrid contract that also includes a non-derivative host. This embedded derivative causes the interest rate to be modified according to a commodity price. The Company records the embedded derivative that requires bifurcation from the host contract and is subject to valuation at subsequent reporting periods with change in fair value recorded in the income statement. The principal amount is measured at amortized cost and the interest at fair value.

The Company has a contract that was recognized as a liability measured at fair value through profit or loss. This financial liability contains more than one embedded derivatives that significantly modify the cash flows that would be required by the contract and is being separately accounted for if the fair value option was not elected. As such, management designated it as fair value through profit or loss.

The component of fair value changes relating to the Company’s own credit risk is recognized in other comprehensive income. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss and will be transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss.

The Company determines the amount of fair value changes which are attributable to credit risk by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the instrument.

F-60| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

iii.	Derivative financial instruments and hedging activities

Derivatives are recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method for recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument in cases where hedge accounting is adopted. If this is the case, the method depends on the nature of the item/object that is being hedged. The Company adopts hedge accounting and designates certain derivatives as:

●	hedging the fair value of recognized assets or liabilities or a firm commitment (fair value hedge);

●	hedge of a specific risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); or

●	hedge of a net investment in a foreign operation (net investment hedge).

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Company documents its risk management objective and strategy for undertaking its hedge transactions.

In these consolidated financial statements, the Company has adopted hedge accounting for cash flow hedge, with the other types of hedge accounting not existing.

The fair values of the various derivative instruments used for hedging purposes are disclosed in Note 27(a).

(a)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity within “Other comprehensive income”. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statements of Income as “Other losses”.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss as follows:

●	Gains or losses related to the effective portion of interest rate swaps hedging variable rate borrowings are recognized in the consolidated statement of income (loss) as interest expense at the same time as interest expense on the hedged borrowings.

F-61| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

iv.	Hedge ineffectiveness

Hedge ineffectiveness is determined at the inception of the hedging relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and the hedging instrument.

The Company enters into interest rate swaps with critical terms that are similar to the hedged item, such as reference rate, reset dates, payment dates, maturities and reference value.

The ineffectiveness of the interest rate swap hedge may occur due to:

●	the credit value/debit value adjustment on interest rate swaps that is not matched by the loan; and

●	differences in the essential terms between the interest rate swaps and the loans.

(n)	Provisions

Provisions are recognized when the Company or its subsidiaries has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities are recognized in the consolidated financial statements, if estimable and probable, and are disclosed in notes to the financial statements unless their occurrence is remote.

Contingent assets are not recognized in the consolidated financial statements, unless the inflow of the economic benefit is virtually certain, but are disclosed in the notes if their recovery is probable.

F-62| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

(o)	Mine closure and restoration

Provisions for mine closure and restoration are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include such costs as dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate and the accretion is included in finance costs. At the time of establishing the provision, the net present value of the obligation is capitalized as part of the cost of mineral properties. The provision is reviewed on an annual basis for changes in cost estimates, discount rates, inflation and timing of settlement. The net present value of changes in cost estimates of the mine closure and restoration obligations are capitalized to mineral properties.

Restoration activities will occur primarily upon closure of a mine but can occur from time to time throughout the life of the mine. As restoration projects are undertaken, their costs are charged against the provision as the costs are incurred.

(p)	Long-term employee benefits

Certain long-term employee benefits are specifically payable when employment is terminated. The expected costs of these benefits are accrued in the period of employment. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income (loss) in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

(q)	Share-based payments

The fair value of the employee services received in exchange for the grant of stock options or other share-based payments plans is recognized as an expense over the vesting period. The total amount to be expensed over the vesting period is determined by calculating the fair value of the options or other share-based payment plans at the date of grant. The Company uses the Black-Scholes option pricing model to calculate the fair value of options granted.

The total amount to be expensed is determined with reference to the fair value of the options granted:

•	Including any market performance conditions; and

•	Excluding the impact of any service and non-market performance vesting conditions, such as profitability, sales growth targets, and remaining an employee of the entity over a specific time period.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. This estimate is revised at each statement of financial position date and the difference is charged or credited to the consolidated statements of income with the corresponding adjustment to equity.

F-63| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

When the options are duly exercised, the Company issues common shares from treasury. The fair value and any proceeds received, net of any directly attributable transaction costs, are credited to equity.

(r)	Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized in equity, net of tax, as a deduction from the share proceeds.

(s)	Earnings per share

(i)	Basic earnings per share

The calculation of basic earnings per share has been based on the profit, attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

●	The after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and

●	The weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all potentially dilutive ordinary shares.

(t)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(u)	Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual reporting periods beginning after January 1, 2025 and earlier application is permitted. However, the Company has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

F-64| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

A – IFRS Presentation and disclosure in financial statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

-	Entities are required to classify all income and expenses into five categories in the statement of profit and loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.

-	Management defined performance measures (“MPMs”) are disclosure in a single note in the financial statements.

-	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Company is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Company´s statement of profit and loss, the statement of cash flows and the additional disclosures required for MPMs. The Company is also assessing the impact on how information is grouped in the financial statements, including for the items currently labelled as ‘other’.

B – Other accounting standards

The following new amended accounting standards are not expected to have a significant impact on the Company´s consolidated financial statements.

-	Lack of Exchangeability (Amendment to IAS 21)

-	Classification and Measurement of Financial Instruments (Amendment to IFRS 9 and IFRS 7).

(v)	Changes in Material Accounting Policies

On January 1, 2024, the Company adopted amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”) which clarify that the classification of liabilities as current or non-current should be based on rights that exist at the end of the reporting period and that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. For liabilities with covenants, the amendments clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification as current or non-current. The amendments did not have an impact on the Company’s financial statements and the comparative period on the date of adoption.

F-65| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

4    SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgements and to form assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities. Management’s estimates and judgements are continually evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results could differ from these estimates under different assumptions and conditions and could materially affect the Company’s financial results or statements of financial position reported in future periods.

Determination of Life of Mine (LOM) Plans and ore reserves and resources

Estimates of the quantities of ore reserves and resources form the basis for our LOM plans, which are used for several important business and accounting purposes, including: the calculation of depletion expense; the capitalization of production phase stripping costs for forecasting the timing of the payment of mine closure and restoration costs and for the assessment of impairment charges and the carrying values of assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities.

The Company determines mineral resources and reserves under the principles incorporated in the Canadian Institute of Mining, Metallurgy and Petroleum standards for mineral reserves and resources, known as the CIM Standards. The information is regularly compiled by qualified person.

There are numerous uncertainties inherent in estimating mineral resources and reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in a revision of the estimated life of mine and related reserves.

Impairment of assets

At each reporting date management assesses whether there are any indicators of impairment of the Company’s PP&E. Internal and external factors evaluated for indicators of impairment include: (i) whether the carrying amount of net assets of the Company exceeded its market capitalization; (ii) changes in estimated quantities of mineral reserves and resources and the Company’s ability to convert resources to reserves, (iii) a significant deterioration in expected future metal prices; (iv) changes in expected future production costs and capital expenditures; and (v) changes in interest rates. The identification of impairment indicators requires significant judgement.

F-66| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

If any such indicator exists, a formal estimate of recoverable amount is performed, and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU is measured at the higher of Fair Value Less Cost of Disposal (“FVLCD”) or Value In Use (“VIU”).

The determination of FVLCD and VIU requires management to make estimates and assumptions about expected production and sales volumes, metals prices, reserves, operating costs, mine closure and restoration costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statements of income.

If, after the Company has previously recognized an impairment loss, circumstances indicate that the recoverable amount of the impaired assets is greater than the carrying amount, the Company reverses the impairment loss by the amount the revised fair value exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after depreciation or amortization, that would have been determined if no impairment loss had been recognized.

Valuation of inventory

The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize an adjustment on the net realizable value on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

F-67| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

Provisions for mine closure and restoration

The amounts recorded for mine closure and restoration obligations are based on estimates prepared by management environmental specialists, engaged in the jurisdictions in which the Company operates or by environmental specialists within the Company. These estimates are based on remediation activities that are required by environmental laws, the expected timing of cash flows, and the pre-tax risk-free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption on the rate at which the costs may inflate in future periods. Actual results could differ from these estimates. The estimates on which these fair values are calculated require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Recoverability of deferred tax assets

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position. An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income.

Judgement is required to continually assess changes in tax interpretations, regulations and legislation, and make estimates about future taxable profits, to ensure deferred tax assets are recoverable.

Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. The Company uses its judgment in selecting various methods and making assumptions that are based primarily on market conditions existing at the reporting date. The Company has calculated the fair value of various financial assets and liabilities at fair value through other comprehensive income and through profit & loss, which are not traded in active markets.

The derivative financial instruments were evaluated using the curves and market prices that impact each instrument on the calculation dates and uses the Company´s management judgment in selecting various methods and making assumptions, such as the commodity options. For swaps, the present value of the paying and receiving amounts are estimated by discounting the cash flows by the interest rates in the corresponding currencies. The fair value is obtained by the difference between the present value of the paying and receiving amounts of the swap in the reference currency.

F-68| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

5    DISCONTINUED OPERATION AND ASSET HELD FOR SALE

(a)	Discontinued operations - Gold Road

During the year ended on December 31, 2021, the Company decided to transition Gold Road into care and maintenance and the Board of Directors of Gold Road started to evaluate together with the Gold Road’s lender, alternatives to dispose of the assets of Gold Road.

On February 28, 2022 PPG, Aura Technical Services (“ATS”), Z79 and Gold Road executed a settlement and wind-down agreement with Pandion (PPG) to evaluate the possibilities to transfer the shares of Z79 (shareholder of Gold Road Mine) to PPG. On May 20, 2022, Aura completed all the conditions set in the agreement and transferred the control over management and decisions of Gold Road´s operations to PPG. As a result of the loss of control, the Company reports the financial statements of Gold Road as a discontinued operation for the year ended December 31, 2022. The transfer of the shares was completed on 26 July 2022.

The financial performance and cash flow information of Gold Road for the year ended December 31, 2022 is summarized below:

December 31, 2022

Care-and-maintenance expenses	(2,502)
Operating expense	(2,502)

Finance costs	(2)
Other gain	2,623
Income before income taxes	119

Gain on loss of control of subsidiary	10,130
Profit from discontinued operation	10,249

Income per share	0.14

2022
Net cash inflow from operating activities	(3,343)
Net cash (outflow) from investing activities	-
Net cash (outflow) from financing activities	3,362
Net increase in cash generated by the subsidiary	19

F-69| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

As a result of the loss of control, the Company de-recognized the carrying amounts of the Gold Road’s assets and liabilities for $16,810 and $26,940, respectively, and recognized the shares retained in the subsidiary at the value assigned in the contract share purchase agreement signed with PPG of $1. As a result the Company recognized a gain of $10.130 in the Consolidated Statements of Income (loss) in the year ended December 31, 2022.

(b)	Asset held for sale - São Francisco Mine

In August 24, 2023, the Company entered into an Asset Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with a potential buyer to sell all mineral rights, assets and liabilities related to São Francisco Mine (part of the Apoena Mine segment). The mine was in care and maintenance, and the assets were fully depreciated. The acquisition price was set at $9,000 of which $1,000 has already been received. The agreement includes different precedent conditions to be met in order to complete the sale of the asset. As of December 31, 2024 all conditions have been met, except the transfer of the mineral rights to the buyer, which is awaiting the final authorization to be issued by the Brazilian National Mining Agency.

The following liabilities were reclassified as held for sale in relation to the transaction described above at December 31, 2024, 2023 and 2022:

	2024	2023	2022
Liabilities directly associated with assets classified as held for sale
Asset retirement obligation	2,757	4,087	-
Total liabilities of disposal group held for sale	2,757	4,087	-

6    CASH AND CASH EQUIVALENTS

	2024	2023	2022
Cash at bank	63,056	122,309	87,127
Term deposits	207,133	114,986	40,774
Cash and Cash Equivalents	270,189	237,295	127,901

Term deposits represent amounts that have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest.

7    ACCOUNTS RECEIVABLES

	2024	2023	2022
Trade receivables	2,354	5,263	8,773
Other receivables (a)	13,481	12,362	2,934
Accounts receivables	15,835	17,625	11,707

F-70| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

The Company periodically measures expected credit losses and considers the history and financial conditions of its clients. The Company did not recognize any credit losses in these consolidated financial statements.

(a)	Related to the sale agreement by the Company of the Serrote Project to Appian Capital Advisory LLP. The sale price was the total amount of $40 million and the aggregate consideration of $40 million was made up of a cash payment of $30 million (collected), as well as the delivery by the purchasers of a subordinated unsecured promissory note in the principal amount of $10 million plus interest, payable from 75% of excess cash from the project after the project has repaid project financing and operating cash requirements. The note becomes payable immediately in the case Appian Capital Advisory LLP, the current owner of Mineração Vale Verde (“MVV”), that developed the Serrote Project, decides to sell its investment in MVV.

8    VALUE ADDED TAX AND OTHER RECOVERABLE TAXES

	2024	2023	2022
Sales taxes and value added taxes
Apoena, Almas and other Brazilian Projects	30,136	26,368	12,733
Aranzazu	2,796	2,090	2,240
Minosa	24,866	21,743	19,981
Other taxes
Income taxes and social contribution	2,699	8,895	7,849
Total Value added tax and other recoverable taxes	60,497	59,096	42,803
Current	19,901	42,800	30,659
Non-Current	40,596	16,296	12,144

Value added tax receivables are expected to be recovered, taking into consideration the different alternatives available to the Company, including: (1) Reimbursement from government authorities and/or; (2) Used as credit for income tax payments; and/or (3) sales in the domestic market.

9    INVENTORIES

	2024	2023	2022
Finished product	2,006	5,853	4,107
Work-in-process	47,521	25,096	15,610
Parts and supplies	27,802	24,733	23,251
Total inventories	77,329	55,682	42,968
Current	57,943	46,705	42,968
Non-current	19,386	8,977	-

As of December 31, 2024, 2023 and 2022, the non-current inventory is related to Almas’ low grade stockpile.

F-71| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

10    OTHER RECEIVABLES AND ASSETS

	2024	2023	2022
Prepaids expenses (a)	4,129	3,998	5,837
Advances to vendors	15,378	4,036	7,215
Deposits	4,257	3,226	474
Employees receivables (b) (Note 30)	3,192	3,192	3,192
Premium receivable (c)	-	10,453	-
Other assets (d)	3,454	2,713	12,503
Total receivables and assets	30,410	27,618	29,221
Current	25,467	23,386	13,525
Non-current	4,943	4,232	15,696

(a)	Prepaid expenses are prepayments of general and administrative expenses.

(b)	The Company has paid on behalf of certain key management personnel, certain withholding taxes associated with the exercise of stock options in the amount of $3,192 included as current other receivables (see Note 30 for further details).

(c)	In 2023, the Company entered into derivative collars for the Borborema project and had an outstanding premium to be received in the amount of $10,453, recorded as current other receivables (see Note 27 (a) (ii)).

(d)	On November 7, 2023, the Company entered into a subscription agreement with Altamira Gold Corp. (“Altamira”) pursuant to which it acquired 24,000,000 units of Altamira at a price of $0.090 (C$0.125 - Canadian Dollars) per unit for an aggregate purchase price of $2,167 (C$3,000 - Canadian Dollars) ($2,167). Each unit consists of one common share and one common share purchase warrant of Altamira. Each warrant is exercisable to acquire one share of Altamira at a strike price of $ 0.14 (C$0.20 - Canadian Dollars) per share for a period of two years from the date hereof. This investment is being recorded at fair value through OCI and the amount as of December 31, 2024 is $2,168 ($2,713 as of December 31, 2023).

In December of 2024, the Company also acquired 5,500,000 shares of Bluestone Resources (approximately 3.6% of interest) that is being recorded at fair value through OCI. The amount as of December 31, 2024 is $1,244.In 2022, the balance refers to the receivable from the sale agreement by the Company of the Serrote Project that was reclassified to current receivables in 2023 (see Note 7).

F-72| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

11    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment movements for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2023	318,651	53,861	10,719	62,138	37,814	5,550	488,733

Additions	28,921	7,216	1,102	11,873	2,711	137,848	189,671
Depreciation	(34,304)	(8,732)	(1,796)	(6,984)	(10,916)	-	(62,732)
Disposals	(956)	(397)	(190)	(3,335)	-	(10)	(4,888)
Net book value at December 31, 2024	312,312	51,948	9,835	63,692	29,609	143,388	610,784
Consisting of:
Cost	574,843	136,822	26,609	192,955	54,952	143,388	1,129,569
Accumulated Depreciation	(262,531)	(84,874)	(16,774)	(129,263)	(25,343)	-	(518,785)
Net book value at December 31, 2024	312,312	51,948	9,835	63,692	29,609	143,388	610,784

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2022	242,858	43,667	13,292	20,267	44,437	14,011	378,532

Additions	45,261	5,027	717	4,465	3,584	46,345	105,399
Borborema Inc acquisition (Note 12)	54,054	-	-	-	-	-	54,054
Transfers	1,637	11,239	(1,777)	43,707	-	(54,806)	-
Depreciation	(24,895)	(5,868)	(1,433)	(6,301)	(10,031)	-	(48,528)
Disposals	(264)	(204)	(80)	-	(176)	-	(724)
Net book value at December 31, 2023	318,651	53,861	10,719	62,138	37,814	5,550	488,733
Consisting of:
Cost	546,878	130,003	25,697	184,417	52,241	5,550	944,786
Accumulated Depreciation	(228,227)	(76,142)	(14,978)	(122,279)	(14,427)	-	(456,053)
Net book value at December 31, 2023	318,651	53,861	10,719	62,138	37,814	5,550	488,733

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2021	190,344	47,431	7,417	23,611	688	16,344	285,835

Additions	89,908	7,304	3,387	6,704	45,067	3,136	155,506
Transfers	693	1,717	3,150	(91)	-	(5,469)	-
Depreciation	(25,550)	(10,873)	(662)	(7,474)	(808)	-	(45,367)
Disposals	-	(67)	-	(1,171)	(505)	-	(1,743)
Discontinued operations	(12,537)	(1,845)	-	(1,312)	(5)	-	(15,699)
Net book value at December 31, 2022	242,858	43,667	13,292	20,267	44,437	14,011	378,532
Consisting of:
Cost	446,190	113,941	26,837	136,245	48,833	14,011	786,057
Accumulated depreciation	(203,332)	(70,274)	(13,545)	(115,978)	(4,396)	-	(407,525)
Net book value at December 31, 2022	242,858	43,667	13,292	20,267	44,437	14,011	378,532

The right of use assets corresponds to the lease liability obligations disclosed in Note 19(b).

F-73| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

As of December 31, 2024, the Company had the total amount of $16,294 ($17,239 in 2023 and $18,872 in 2022) recorded as asset retirement obligations (see liability movement at Note 17) and the movement of this amount is as follows:

	2024	2023	2022
Balance, beginning of year	17,239	18,872	20,504
Additions (a)	2,007	-	-
Change in estimate	(505)	(402)	(654)
Depreciation	(2,447)	(1,231)	(978)
Balance, end of year	16,294	17,239	18,872

(a) Refers to the Borborema project asset retirement obligations provision recorded in 2024.

For the year ended December 31, 2024, the total amount of $4,991 of interest in loans and debentures was capitalized (100% capitalization rate) as part of the construction cost at Borborema project ($3,220 in 2023). Also, during the year ended December 31, 2023, the total amount of $2,902 ($1,248 in 2022) was capitalized as part of the construction of Almas project, that was only capitalized until the mine reached commercial production in August of 2023.

12    INVESTMENT IN JOINT VENTURE

The carrying amount of equity-accounted investment in the Joint Venture in Borborema Inc has changed as follows in the year ended December 31, 2023 and 2022.

	2023	2022
Balance at the beginning of the year	54,353	-
Loss for the year	(1,894)	-
Joint Venture acquisition	-	54,353
Investment included in the consolidation (acquisition of control)	(52,459)	-
Balance at the end of the year	-	54,353

On September 21, 2022, the Company concluded the acquisition of 100% of outstanding shares of  Big River Gold Limited (“Big River”) through its recently created entity Borborema Inc (“Borborema” or “JV Company”). As part of the acquisition of Big River, Dundee Resources Limited (“Dundee”) has received 20% of the outstanding shares of Borborema in compensation for its previously owned shares of Big River (“project”), thus establishing the JV Company. After the conclusion of the acquisition, Aura and Dundee were the only shareholders of 80% and 20%, respectively of the issued and outstanding shares of the joint venture Borborema Inc, which is the indirect owner of all the rights, titles and interests in Big River. At this point, Borborema was accounted for as a joint venture in the Company’s financial statements, since according to the Shareholders’ Agreement, decision making was equally divided among the Company and Dundee.

F-74| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

On August 29, 2023, the Company and Dundee Resources Limited entered into a Transfer of interest and Borborema shareholder agreement termination agreement (“Borborema agreement”). The Borborema agreement states that Dundee desired to exit the Borborema joint venture and agreed to sell, transfer and otherwise convey all of their shares in the capital of the JV Company to Aura in exchange for the granting of a net smelter returns royalty under a Royalty agreement.

On the same day, Dundee transferred to Aura all of Dundee’ rights, titles and interests in consideration of Aura causing the JV Company and Aura to grant the Royalty Agreement that will be applicable, if the project declares commercial production, as follows:

(i) 1.5% of the Net Smelter Returns for each such calendar quarter in respect of the first 1,500,000 ounces of gold produced and sold; and (ii) 1% of the Net Smelter Returns for each such calendar quarter in respect of which an additional 500,000 ounces of gold are produced and sold after the initial 1,500,000 ounces of gold has been produced and sold. Once 2,000,000 ounces of gold are produced and sold, the Royalty shall be extinguished and be of no further force or effect.

Upon acquisition of the additional 20% interest from Dundee, the Company began consolidating Borborema Inc in its financial statements.

Management has treated this transaction as an asset acquisition, given that Borborema Inc. has a high concentration (more than 95%) in the mineral properties asset and also concluded that there was a change in the fair value of the asset since its initial acquisition, mainly related to the completion of the feasibility study of the project and the advancement in permits required to the execution of the project, and therefore a gain related to the revaluation of the investment of $5,505 in 2023 was recognized as “Other (expenses) income”. From the agreement date, Borborema Inc. became a subsidiary of Aura and since that date is being consolidated in the financial statements. Until the date of the acquisition of control, the Company had recorded the total amount of ($1,894) of equity pick-up, also as “other (expenses) income”.

The consolidated financial information of Borborema Inc. as of the date of acquisition, that was consolidated at the Company´s consolidated financial statements included $3,727 of cash and cash equivalent, $54,054 of Minerals properties (Note 11) and other immaterial assets and liabilities.

F-75| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

13    TRADE AND OTHER PAYABLES

	2024	2023	2022
Trade accounts payable to suppliers	69,565	57,402	46,863
Other taxes payables and other	15,820	17,146	13,163
Accrued liabilities to suppliers	12,682	13,088	11,282
Deferred revenue (a)	-	4,878	-
Total accounts payable	98,067	92,514	71,308

(a)	In March 2023, Auramet International Inc. (“Auramet”) agreed to make an advance payment of $10,000 to Aura Almas Mineração S.A. (“Aura Almas”) for 5,538 troy ounces of gold bullion. The advance settlement by the Aura Almas started on a weekly basis in September 2023 and was completely satisfied by February 2024.

F-76| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

14    LOANS AND DEBENTURES

The list of loans and debentures held by the Company, on a consolidated basis, as of December 31, 2024, 2023 and 2022 is as follows:

Financial debt	Maturity Date	Interest Rate	12/31/2024	12/31/2023	12/31/2022
Bank Occidente
Q2 2022 Promissory Note (“5º Promissory Note”)	May 2026	6.25%	3,882	6,390	8,702
Q3 2022 Promissory Note (“6º Promissory Note”)	August 2026	6.25%	4,709	7,153	9,259
Q2 2023 Promissory Note (“7º Promissory Note”)	June 2026	7.50%	1,320	3,819	-
Q1 2024 Promissory Note (“8° Promissory Note”)	February 2026	7.50%	3,000	-	-
Q3 2024 Promissory Note (“9° Promissory Note”)	July 2027	8.00%	4,178	-	-
Bank Atlántida
Q2 2017 Loan Agreement (“1º Loan”)	July 2023	7.30%	-	-	1,306
Q4 2021 Loan Agreement (“5º Loan”)	November 2023	7.00%	-	-	1,440
Q1 2022 Loan Agreement (“6º Loan”)	March 2023	6.00%	-	-	500
Q2 2022 Loan Agreement (“7º Loan”)	March 2027	6.50%	5,625	8,125	10,000
Q2 2023 Loan Agreement (“8º Loan”)	April 2024	6.50%	-	600	-
Bank ABC Brasil S.A.
Q4 2022 Loan Agreement (“5º Loan”)	January 2026	5.38%	10,968	17,549	17,301
Bank Santander Mexico
Q2 2022 Loan Agreement (“1º Loan”)	December 2024	* SOFR + 4.0%	-	9,675	20,161
Q2 2022 Loan Agreement (“2º Loan”)	December 2024	* SOFR + 4.0%	-	10,000	10,000
Q2 2023 Loan Agreement (“3º Loan”)	December 2024	* SOFR + 4.0%	-	7,579	-
Q3 2024 Loan Agreement (“5° Loan”)	July 2027	* SOFR + 3.8%	35,333	-	-
Bank Santander Brazil
Q1 2019 Loan Agreement (“1º Loan”)	October 2023	5.29%	-	-	2,951
Q4 2020 Loan Agreement (“2º Loan”)	December 2023	4.95%	-	-	1,686
Q3 2023 Loan Agreement (“4° Loan”)	November 2028	9.51%	104,073	103,972	-
Bank Itau
Q1 2020 Loan Agreement (“1º Loan”)	March 2023	7.00%	-	-	1,600
Q1 2021 Loan Agreement (“2º Loan”)	March 2024	4.65%	-	1,500	7,500
Q4 2023 Loan Agreement (“3º Loan”)	May 2028	7.48%	-	30,193	-
Bank Safra
Q1 2022 Loan Agreement (“2º Loan”)	March 2024	3.70%	-	3,354	10,283
Q3 2024 Loan Agreement (“2° Loan”)	August 2026	7.10%	20,513	-	-
Bank Brasil
Q1 2024 Loan Agreement (“1º Loan”)	December 2028	6.50%	10,003	-	-
Bank Bradesco
Q1 2022 Loan Agreement (“1º Loan”)	February 2025	* CDI + 2.342%	2,453	7,797	9,627
Q4 2024 Loan Agreement (“2° Loan”)	December 2028	6.50%	43,000	-	-
Other banks
BTG Pactual	November 2027	6.70%	20,116	20,116	20,000
Citi Bank	June 2025	7.70%	-	20,000	-
Debentures payable
Debentures – 1st issuance (a)	July 2026	CDI + 4.35%	-	65,767	81,726
Debentures – 2nd issuance	October 2030	CDI + 1.60%	162,515	-	-
Gold Royalty Corp
Gold linked loan (b)	December 2029	8.5%	11,416	10,000	-
Total			443,104	333,589	214,042
Current			82,007	82,865	73,215
Non-Current			361,097	250,724	140,827

F-77| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

* Definition: Secured Overnight Financing Rate Data (“SOFR”) and Certificates of Interbank Deposits (“CDI”)

(a) Prepayment of Alma´s 1st Debenture issuance and other debt

In October 2024, the Company´s subsidiary, Almas, prepaid the 1st issuance of debentures in the total amount of $34,693. In addition to that, the Company concluded the prepayment of the Banco do Brazil and Citibank debts in the total amount of $39,000.

(b) Borborema Gold Linked Loan Agreement

In December 19, 2023 (“gold linked loan agreement date), Borborema Inc entered into a Gold-Linked Loan Agreement (the “Gold-Linked Loan”) in the amount of $10,000 with a Gold Royalty Corp. (“Gold Royalty”) to fund the Borborema project.

The Company recognized the loan at amortized cost and the derivatives measured at fair value through profit and loss. The embedded derivatives identified in the agreement are:

- Interest should be paid on a quarterly basis in cash corresponding to 110 ounces of gold (440 ounces per year); and

- Option to prepay the loan commencing at the end of 24 months following the gold linked loan agreement date.

Management has bifurcated the instrument to recognize a separate derivative embedded in the loan considering a market interest rate of 8.5%. For the year ended December 31, 2024, the Company recorded $809 as interest expense and $1,720 variation of fair value of the derivative liability ($- for the interest expense and derivative for the year ended December 31, 2023).

New Debt Agreements

Almas Mine

•	Banco do Brasil S.A.: Principal amount of $19,000, in June 2024, with due date May 2027 that was prepaid in October 2024 (see Note (a) above for further details);

•	Safra Bank: Principal amount of $20,000, in August 2024, with a due date August 2026.

•	2nd Issuance of debentures: In October 2024, the Company concluded the 2nd issuance of simple debentures, secured and fully guarantee, in a single series, for public distribution, principal amount of $175,593 (Brazilian Reais – R$1,000,000), with interest rate of 100 CDI + 1.6% per year. On the same date, Almas entered into a swap agreement with Banco Itaú S.A. to fully hedge the debentures, to exchange rate variation of Brazilian Reais with U.S. Dollars, plus a fixed linear rate of 6.975% per annum (see Note 27 (a) (i) for further details).

F-78| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

Minosa Mine

•	Occidente Bank: Principal amount of $5,000, in March 2024, with interest rate of 7.5% per year and due date in February 2026.

•	Occidente Bank: Principal amount of $4,640, in August 2024, with interest rate of 8.0% per year and due date in July 2027.

Apoena Mine

•	Banco do Brasil S.A.: Principal amount of $10,000, in February, 2024, with interest rate of 6.5% per year with due date December 2028.

•	Bradesco Bank: Principal amount of $43,000, in December 2024, with interest rate of 6.5% per year with due date December 2028.

Aranzazu Mine

•	Santander Bank: Principal amount of $15,000, in August 2024 plus $22,000 in December, 2024, with interest rate of SOFR + 3.8% per year and due date in July 2027.

The future flows of loans and debentures payments are as follows:

Amount
2025	82,007
2026	86,114
2027	96,552
2028	88,035
2029	45,181
2030 onwards	45,215
443,104

Financial Covenants

Mineração Apoena S.A. (“Apoena”) – subsidiary of the Company

- Bank BTG Pactual.: Principal of US$ 37,000 entered in August 2027

The agreement has financial covenants where Net Debt should be lower than 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc.

Aranzazu Holdings SA de CV (“Aranzazu”) – subsidiary of the Company

- Bank Santander México S.A.: Principal of US$ 25,000 entered in June 2022

The agreement has financial covenants where: Net Debt should be lower than 2.0x over the last 12 months EBITDA; and last 12 months EBITDA over the interest paid should be over or equal 5.0x. The covenant is measured on a quarterly basis at the subsidiary.

F-79| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Debentures: Principal of R$1,000,000 (US$161,491) entered in October 2024.

The agreement also includes a financial covenant where the Company’s last 12 month EBITDA should be equal or lower than 2.75 times the net debt to be measured on quarterly basis. The covenant is measured based on Aura Minerals consolidated financial statements.

Cascar Brasil Mineração Ltda. (“Cascar”) – subsidiary of the Company (Borborema Project)

- Santander Brasil S.A., principal of $100,750 entered in September 2023

The agreement has one financial covenant where Cascar’s Net Debt should be lower than 1.5x over Cascar’s last 12 months EBITDA. The Company should comply with the covenant after the grace period that ends in September 2025, with the first covenant measurement in 2026.

For the years ended December 31, 2024, 2023 and 2022, the Company and its subsidiaries are in compliance with all the financial covenants.

15    LIABILITY MEASURED AT FAIR VALUE

At December 19, 2023, the Company, through its subsidiary, Borborema, entered in a Net Smelter Return Royalty Agreement (the “NSR Royalty”) for $21,000 with Gold Royalty Corp (“Grantor”).

The key elements of the agreement are:

a)	Royalty payments: 2% of net smelter returns after commercial production on the first 725,000 ounces produced (“stepdown royalty threshold”);

b)	Stepdown royalty: Upon the aggregate of 725,000 ounces of royalty-generating gold being produced, the royalty shall be reduced to 0.5% of the net smelter returns for the remainder of the term of the royalty agreement;

c)	Grantor’s buyback option: After the stepdown royalty threshold is met, the Grantor has the right to buy back the stepdown royalty at a price of $2,500 that may be exercised at any time following the date on which the earlier of an aggregate of 2,250,000 ounces of royalty-generating gold having been produced or January 1, 2050;

d)	Pre-production payment: The Grantor shall make pre-production payment to the holder of the royalty by delivery of 250 ounces (1,000 ounces per year) of refined gold on the last day of each calendar quarter until the earlier of the commercial production date and the tenth (10th) year anniversary date of the royalty agreement; and

e)	Environmental, Social and Governance (“ESG”) payment: The holders of the royalty should pay the Grantor up to $30 United States Dollars per each gold equivalent ounce of product and such payment shall be satisfied by Borborema as a rebate against ESG related costs. This payment shall be in the maximum aggregate amount of $300 United States Dollars over the term of the Royalty agreement.

F-80| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

This agreement is being accounted at fair value through profit or loss. As the agreement contains more than one embedded derivative (items c and d above), it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. The component of fair value changes relating to the Company’s own credit risk is recognized in other comprehensive income. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss and will be transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss.

The Company determines the amount of fair value changes which are attributable to credit risk by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the royalty gold agreement. For the year ended December 31, 2024, the decrease in the liability fair value was $719, recorded in the financial result (note 25). The total outstanding balance as of December 31, 2024 is $17,749 ($21,000 as of December 31, 2023).

16    INCOME TAXES

a)    Income taxes

As of December 31, 2024 the current income tax liabilities is $31,618 ($5,147 as of December 31, 2023).

Income tax expenses included in the consolidated statements of income for the year ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Current income tax	(52,971)	(18,798)	(26,832)
Deferred income tax	(29,720)	12,372	1,088
Total income/deferred taxes expense	(82,691)	(6,426)	(25,744)

b)    Deferred income tax assets and liabilities

Deferred tax assets and liabilities on the consolidated statements of financial position consist of:

Net deferred income tax assets (liabilities) are classified as follows:	2024	2023	2022

Deferred income tax assets	15,218	26,646	31,104
Deferred income tax liabilities	(31,583)	(8,708)	(26,508)
Total deferred taxes, net	(16,365)	17,938	4,596

The movement in the net deferred income tax asset (liability) account was as follows:

F-81| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

Balance, December 31, 2021	3,746
Recorded in the statement of income (loss)	1,088
Recorded through other comprehensive income	(894)
Exchange differences	656
Balance, December 31, 2022	4,596
Recorded in the statement of income (loss)	12,372
Recorded through other comprehensive income	374
Exchange differences	596
Balance, December 31, 2023	17,938
Recorded in the statement of income (loss)	(29,720)
Recorded through other comprehensive income	1,942
Exchange differences	(6,525)
Balance, December 31, 2024	(16,365)

The deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts, as follows:

	2024	2023	2022
Provision for mine closure and restoration	7,057	8,539	7,587
Tax losses carried forward	5,831	10,780	11,571
Amortization of intangibles	5,689	6,050	(7,650)
Non-deductible provisions	11,235	5,146	10,181
Non-deductible exchange changes	(442)	(1,959)	(620)
Deferred taxes over non-monetary items	(34,974)	(5,426)	(11,759)
Depreciation	(9,198)	(4,011)	1,797
Advance payments	(3,488)	(281)	(483)
Others	1,925	(900)	(6,028)
Total of deferred tax assets and liabilities	(16,365)	17,938	4,596

Fair value of financial instruments	(832)	1,110	1,472
Total of deferred tax on OCI	(832)	1,110	1,472

F-82| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

c)    Effective tax rate

	2024	2023	2022
Profit before Income taxes	52,420	38,306	81,991
Income taxes at statutory rate applicable to the parent Company (0%)	-	-	-

Adjustments for calculating the effective rate
Tax calculated at the domestic rates	(49,094)	(20,480)	(25,898)
Non-deductible expenses/non-taxable (income)	(1,585)	5,918	3,700
Deferred tax assets from losses carried forward	1,323	10,251	90
Unrecognized deferred tax asset (losses carried forward)	(10,043)	(3,387)	(3,082)
Tax exemptions	1,261	910	4,433
Withholding taxes on distribution	(2,944)	-	(3,880)
Deferred taxes over non-monetary items	(19,309)	1,904	-
Others	(2,300)	(1,542)	(1,107)
Income tax expense	(82,691)	(6,426)	(25,744)
Effective tax rate	158.00%	16.78%	31.40%

Uncertain tax position (“UTP”) represents tax positions taken that are subject to varied interpretations of applicable tax law. The Company assessed their position and concluded that there are no UTP that need to be disclosed or recognized in the consolidated financial statements.

17    PROVISION FOR MINE CLOSURE AND RESTORATION

	2024	2023	2022
Balance, beginning of year	48,727	48,262	41,456
Accretion expense (note 25)	5,972	4,954	4,332
Change in estimate	715	(402)	2,608
Additions	2,007	-	-
Change in estimation for mine closure and restoration for properties in care & maintenance	(1,330)	-	-
Foreign exchange	(5,518)	-	-
Held for sale liability (Note 5)	-	(4,087)	-
Discontinued operations	-	-	(134)
Balance, end of year	50,573	48,727	48,262

Provision for mine closure and restoration is related to the closure costs and environmental restoration associated with mining operations. The provisions have been recorded at their net present values, using a discount rate for each entity based on their life of mine and the corresponding country treasury bill rates of 11.73%, 10.02%, and 7.22% (11.75%, 8.94%, and 13.65% in 2023 and 13.75%, 8.94%, and 14.64% in 2022) for, Brazil, Mexico, and Honduras, respectively. The provisions have been re-measured at each reporting date, with the accretion expense being recorded as a finance cost.

F-83| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

18    OTHER PROVISIONS

	Long-term employee benefits	Provision for judicial contingencies	Total
At December 31, 2021	11,339	584	11,923
Periodic service and finance cost (Note 25)	536	-	536
Change in provision for the year	622	(60)	562
Actuarial changes	800	-	800
Settlement during the year	(282)	-	(282)
At December 31, 2022	13,015	524	13,539
Periodic service and finance cost (Note 25)	1,032	-	1,032
Change in provision for the year	841	148	989
Actuarial changes	(774)	-	(774)
Settlement during the year	(2,150)	-	(2,150)
At December 31, 2023	11,964	672	12,636
Periodic service and finance cost (Note 25)	1,045	-	1,045
Change in provision for the year	789	2,612	3,401
Actuarial changes	1,695	-	1,695
Settlement during the year	(1,633)	-	(1,633)
At December 31, 2024	13,860	3,284	17,144

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the consolidated financial statements.

Long-term employee benefits liability exists as a result of a legal requirement in Honduras pursuant to which the Company is obligated to pay a severance payment based on the years of service provided by an employee without regard to the cause of termination. The main assumptions used on the long term employee benefit calculation for the years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Discount Rates	6.00%	6.50%	4.70%
Salary Increase Rate	7.50%	7.50%	7.50%
Long Term Inflation	5.00%	5.00%	5.00%

19    OTHER LIABILITIES

	2024	2023	2022
NSR royalty (note 19 (a))	971	826	638
Lease payment obligation (note 19 (b))	24,251	38,654	39,252
Total other liabilities	25,222	39,480	39,890
Current	14,190	14,771	12,978
Non-current	11,032	24,709	26,912

F-84| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

a)      NSR Royalty

The movements of the NSR Royalty is as follows:

	2024	2023	2022
Balance, beginning of year	826	638	1,518
Royalty payments	(1,699)	(1,452)	(1,635)
Increase in NSR obligations	1,844	1,640	1,152
Discontinued operations			(397)
Balance, end of year	971	826	638

b)      Lease Payment Obligation

The movements of the lease liability obligation are as follows:

	2024	2023	2022
Balance, beginning of year	38,654	39,252	1,110
Change in estimate	2,711	3,585	45,191
Accretion expense (Note 25)	9,144	7,120	879
Lease payments (Principal)	(13,285)	(13,395)	(7,785)
Lease payments (Interest)	(3,917)	-	-
Foreign exchange	(9,056)	2,092	-
Discontinued operations	-	-	(143)
Balance, end of year	24,251	38,654	39,252
Current	13,216	13,945	12,340
Non-current	11,035	24,709	26,912

The weighted average discount rate applied to the new lease liabilities within the year ended December 31, 2024 was 11.73% (13.15% in 2023 and 13.75% in 2022), based on their corresponding country treasury bill rates.

Lease liabilities are reflected within the current and long-term liabilities in the consolidated statements of financial position. The finance cost or amortization of the discount on the lease liabilities are charged to the consolidated statements of income using the effective interest method.

F-85| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

20    EQUITY

a)     Authorized

The Company has authorized an unlimited number of common shares.

b)     Stock options

The movement of the Company’s stock options issued and outstanding are as follows:

	Number of options	Weighted average price $ (in US dollars)
Balance, December 31, 2021	1,999,011	6.78
Granted	42,500	8.28
Exercised	(327,857)	1.57
Forfeited	(13,500)	15.33
Balance, December 31, 2022	1,700,154	5.73
Exercised	(311,695)	1.16
Forfeited	(36,000)	10.99
Balance, December 31, 2023	1,352,459	6.72
Exercised	(299,870)	1.09
Balance, December 31, 2024	1,052,589	7.72

As of December 31, 2024, the Company had 1,052,589 options issued and outstanding as follows:

Exercise price $ (in US dollars)	Options outstanding	Options Exercisable	Remaining contractual life (years)	Expiry dates
5.42	20,000	-	5.9	December 1, 2030
6.05	22,500	-	5.4	May 5, 2030
9.79	36,000	12,000	4.1	February 22, 2029
9.56	707,679	707,679	6.2	April 3, 2031
10.65	36,000	12,000	4.2	March 3, 2029
10.65	13,500	9,000	5.8	December 10, 2030
10.65	216,910	130,027	2.8	February 10, 2027
7.72	1,052,589	870,706	5.30

c)     Share-based payment expense

Share-based payment expense is measured at fair value and recognized over the vesting period from the date of grant. For the years ended December 31, 2024, 2023 and 2022, share-based payment expense recognized in general and administrative expenses (note 23) was $186, $287 and $471 respectively.

During the years ended December 31, 2024 and 2023, the Company did not grant new stock options.

F-86| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

d)     Hedge Accounting

Itaú Bank – Swap Agreement

As mentioned in Note 14, on October 21, 2024, the Company´s subsidiary, Almas, completed the 2nd issuance of debentures. On the same date, Almas entered into a swap agreement with Itaú Bank, to hedge against cash flow exposure arising from the exchange variation in Brazilian Reais versus US Dollars and CDI interest rate.

Under the terms of the agreement, Almas took an active position of R$ (Brazilian Reais) with CDI interest plus 1.6% per year and will pay US Dollars + a fixed linear rate of 6.975% per year.

This derivative transaction was recognized initially at fair value and reported subsequently at fair value in the consolidated statement of financial position. Due to the effectiveness of the hedge, changes in the fair value is recognized in other comprehensive income. The amounts related to its ineffectiveness were recognized in profit or loss.

BTG Bank – Swap Agreement

Due to the 2nd issuance of debentures and the new swap agreement, as mentioned in Note 14, the Company prepaid the 1st issuance of debentures and liquidated the swap agreement that was hedging the effects of the debenture. As at the date of the liquidation, the Company wrote off the amounts that were outstanding in the OCI and in the balance sheet as a derivative liability, into profit and loss. As of October 21, 2024, the Company concluded the prepayment of the swap and liquidated the outstanding amount of $1,964.

Hedge accounting

For the years ended December 31, 2024, 2023 and 2022 the effect of the hedge accounting was ($3,736), ($737) and ($995), respectively recognized in OCI.

e)     Repurchase of shares

On March 14 2024, the Company announced a new normal course issuer bid (“New NCIB”) for its TSX listed shares and a buyback program for its Brazilian Depositary Receipts (“BDRs”) listed in the Brazilian Stock Exchange (“B3”). The limit for purchases under the NCIB and the BDR Buyback Program was a combined aggregate limit, representing, altogether, 2,261,426 Common Shares, or 10% of the public float.

F-87| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

For the year ended December 31, 2024 the Company has repurchased 1,082,497 common shares of its Brazilian Depositary Receipts and 183,710 under the NCIB, for the total amounts of approximately $11,912 and $1,449, respectively, for a total of $13,361 recorded directly in share capital. Until December 31, 2024, the Company has canceled (116,968) shares from the total repurchased.

In December 2021, the Company approved a normal course issuer bid (“NCIB”) and a buyback program for its Brazilian Depositary Receipts (“BDRs” listed in the Brazilian Stock Exchange (“B3”). The limit for purchases under the NCIB and the BDR Buyback Program was a combined aggregate limit, representing, altogether, 2,677,611 Common Shares, or 10% of the public float (within the meaning of the rules of the TSX). The NCIB program expired in December, 2022.

For the year ended December 31, 2022 the Company has repurchased 1,116,918 common shares of its Brazilian Depositary Receipts and 412,416 under the NCIB (total of 1,529,334), for the total amounts of $5,551 and $3,784, respectively, for a total of $9,335 recorded directly on share capital. Until December 31, 2022, the Company has canceled 920,485 shares from the total repurchased.

21    REVENUE

	2024	2023	2022
Gold	397,376	240,080	228,891
Copper & Gold concentrate	202,709	178,662	181,529
Provisional prices	(5,922)	(1,848)	(17,721)
Revenue	594,163	416,894	392,699

Revenues for the Minosa, Apoena and Almas relate to the sale of refined gold and for the Aranzazu mine relates to the sale of copper concentrate. The Company’s revenues are concentrated in 4 clients (see Note 28(d)).

For the year ended December 31, 2024, Honduras, Mexico and Brazil represented 29.9%, 33.1% and 37.0% respectively of the Company´s revenue (29.3%, 42.4% and 28.3% in 2023 and 27.7%, 41.7% and 30.6% in 2022).

For the year ended December 31, 2024, the Company´s main clients Auramet International LLC, Asahi Refining USA Inc. and Trafigura México, S.A. de C.V. represented 46.8%, 18.9% and 31.1% respectively of the Company´s revenue (36.2%, 21.4% and 40.7% in 2023 and 36.2% 22.1% and 39.2% in 2022).

F-88| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

22    COST OF GOODS SOLD BY NATURE

	2024	2023	2022
Direct mine and mill costs	(162,514)	(155,311)	(158,229)
Direct mine and mill costs - Contractors	(78,360)	(63,242)	(44,407)
Direct mine and mill costs - Salaries	(40,172)	(25,508)	(19,002)
Depletion and amortization	(61,847)	(46,816)	(45,368)
Total	(342,893)	(290,877)	(267,006)

23    GENERAL AND ADMINISTRATIVE EXPENSES

	2024	2023	2022
Salaries, wages, benefits and bonus	(13,643)	(10,548)	(9,006)
Professional and consulting fees	(7,780)	(5,984)	(5,350)
Legal, filing, listing and transfer agent fees	(709)	(541)	(982)
Insurance	(1,113)	(1,306)	(1,001)
Directors' fees	(640)	(408)	(32)
Travel expenses	(803)	(628)	(833)
Share-based payment expense (Note 20c)	(186)	(287)	(471)
Depreciation and amortization	(885)	(266)	(180)
Care and maintenance	(1,362)	(2,181)	(2,491)
Other	(6,152)	(5,062)	(4,652)
Total	(33,273)	(27,211)	(24,998)

”Other” includes contingencies and general expenses, such as energy, software and licenses and membership and subscriptions expenses.

24    EXPLORATION EXPENSES

	2024	2023	2022
Minosa	(1,107)	(289)	(180)
Matupa, Tolda Fria and Carajás	(6,679)	(4,338)	(3,335)
Almas	(1,134)	-	(1,199)
Apoena	(368)	(238)	(1,599)
Aranzazu	(4,673)	(6,916)	(6,151)
Total	(13,961)	(11,781)	(12,464)

F-89| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

25    FINANCE EXPENSE

	2024	2023	2022
Accretion expense (Note 17)	(5,972)	(4,954)	(4,332)
Lease interest expense (Note 19 (b))	(9,144)	(7,120)	(879)
Interest expense on debts (Note 26 (a))	(22,063)	(12,464)	(6,413)
Finance cost on post-employment benefit	(1,045)	(1,032)	(536)
Unrealized loss with derivative gold collars	(80,241)	(25,683)	-
Realized loss with derivative gold collars	(5,376)	-	-
Loss on other derivative transactions	(4,707)	(2,888)	-
Foreign exchange	(12,268)	(56)	-
Derivative fee (Note 26 (a)) (a)	(13,522)	-	-
Other finance costs	(3,444)	193	(361)
Finance expenses	(157,782)	(54,004)	(12,521)

Change in liability measured at fair value (Note 15)	719	-	-
Unrealized gain with derivative gold collars	-	-	922
Foreign exchange	-	-	2,967
Interest income	5,384	4,625	1,235
Finance income	6,103	4,625	5,124

Total finance result	(151,679)	(49,379)	(7,397)

(a)	The Company, during the month of April 2024 negotiated with the financial institutions the suspension/elimination of Credit Support Agreements (“CSAs”) related to the gold derivatives which contained certain provisions which would allow such financial institutions to require cash collateral (“margin calls”) if the fair value balances exceeded previously agreed thresholds. As part of the negotiation, the Company agreed to pay the total amount of US$ 13,522.

F-90| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

26    CASH FLOW INFORMATION

a)     Items adjusting profit (loss) of the year

For the year ended December 31,	2024	2023	2022
Deferred and current income tax expense	82,691	6,426	25,744
Gain on discontinued operations (Note 5)	-	-	(10,249)
Depreciation and amortization (Note 11)	62,732	48,528	45,367
Accretion expense (Note 25)	5,972	4,954	4,332
Lease Interest expense (Note 25)	9,144	7,120	879
Interest expense on loans and debentures (Note 25)	22,063	12,464	-
Periodic service, past service and finance costs on post-employment benefit	1,045	1,873	1,158
Unrealized loss on derivatives gold collars (Note 25)	80,241	25,683	6,413
Realized loss on derivatives gold collars (Note 25)	5,376	-	-
Loss on other derivatives (Note 25)	4,707	2,888	-
Foreign exchange (gain) loss (Note 25)	12,268	56	(2,967)
Derivative fee (Note 25)	13,522	-	-
Change in fair value in liability measured at fair value	(719)	-	-
Share-based payment expense (Note 23)	186	287	471
Change in estimate for mine closure and restoration	(1,330)	-	-
(Gain) on fair value change of Serrote Promissory Note	(1,253)	(3,468)	(3,707)
(Gain) on Join Venture acquisition (Note 12)	-	(5,505)	-
Loss on disposal of assets	4,888	724	1,743
Other non-cash items	3,401	1,637	1,231
Total	304,934	103,667	70,415

b)     Changes in working capital

For the year ended December 31,	2024	2023	2022

Increase in accounts receivables and value added taxes and other recoverable taxes	(7,254)	(9,190)	(13,011)
(Increase) in /Decrease inventory	(12,080)	(12,714)	13,481
Increase in trade and other payables	6,992	24,516	71
Total	(12,342)	2,612	541

c)     Other current and non-current assets and liabilities

For the year ended December 31,	2024	2023	2022

Changes in other current and non-current assets and liabilities consists of:
Decrease in other receivables and assets (non-current)	124	9,717	1,348
(Increase) decrease in other receivables and assets (current)	(6,117)	1,628	(3,232)
(Increase) other liabilities (current and non-current) and non-current inventories	(15,574)	(11,116)	(282)
Total	(21,567)	229	(2,166)

F-91| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

d)     Non-cash investing and financing activities consist of:

For the year ended December 31,	2024	2023	2022
Non-cash addition to property, plant and equipment	(9,094)	(6,108)	(2,594)
Total	(9,094)	(6,108)	(2,594)

e)     Debt reconciliation

	Loans	Derivatives
Balance as of December 31, 2021	158,031	2,779

Changes from Financing cash flows:
Loan repayments	(60,504)	-
Loan proceeds	125,199	-
Interest paid on debts	(7,473)	-
Interest paid on Debentures	(9,747)	-
Derivative settlement	-	4,079

Other Changes:
Interest expenses on loans	15,721	-
Interest expenses on debentures	13,070	-
Derivative result	-	(8,060)
FX Adjustments	4,745	(4,881)
Derivative settlement (withholding taxes)	-	1,072
MTM Adjustment	-	(2,629)
Balance as of December 31, 2022	239,042	(7,640)
Discontinued operations	(25,000)	-
Balance as of December 31, 2022 (continued operations)	214,042	(7,640)

Changes from Financing cash flows:
Loan repayments	(66,273)	-
Loan proceeds	179,550	-
Interest paid on loans *	(10,937)	-
Interest paid on debentures *	(14,557)	-
Derivative settlement	-	9,353

Other Changes:
Interest expenses on loans	13,767	-
Interest expenses on debentures	12,599	-
Derivative result	-	(8,184)
Foreign exchange adjustments	5,398	(7,019)
Derivative settlement (withholding taxes)	-	1,742
Fair value adjustment	-	1,098
Gold Hedges fair value adjustment	-	43,134
Balance as of December 31, 2023	333,589	32,005

F-92| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

	Loans	Derivatives
Balance as of December 31, 2023	333,589	32,005
Changes from Financing cash flows:
Loan and debentures repayments	(184,385)	-
Loan proceeds	314,345	-
Interest paid on loans *	(25,414)	-
Interest paid on debentures *	(10,623)	-
Derivative gold collars settlement	-	(5,376)
Derivative settlement	-	2,090

Other Changes:
Interest expenses on loans	24,270	-
Interest expenses on debentures	11,018	-
Derivative result	-	(2,817)
Foreign exchange adjustments	(21,417)	18,592
Derivative settlement (withholding taxes)	-	715
Swap fair value adjustment	-	5,678
Gold Hedges fair value adjustment	-	85,617
Other derivatives fair value adjustment	1,721	2,986
Balance as of December 31, 2024	443,104	139,490

* Interest payment on debts and debentures are being presented under financing activities in the Consolidated Statements of Cash Flows

27    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

a)      Financial Instruments

The Company has the following derivative financial instruments in the following line items in the consolidated statements of financial position:

		Asset/(Liability) at	Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Current/Non-Current	12/31/2024	12/31/2023	12/31/2022
Swap - Aura Almas (BTG Bank)	Current	-	10,247	7,640
Swap - Aura Almas (Itaú Bank)	Non-current	(15,164)	-	-
Swap - Apoena Mines (Bradesco and ABC Bank)	Current	(3,872)	882	479
Gold Derivatives	Current / Non-current	(120,454)	(43,134)	-
Total		(139,490)	(32,005)	8,119

F-93| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

Classification of financial instruments

		December 31, 2024			December 31, 2023
	Note	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI
Assets
Current
Cash and cash equivalents	6	270,189	-	-	237,295	-	-
Accounts receivable	7	2,354	13,480	-	5,263	12,362	-
Derivative financial instrument	28	-	-	-	-	-	11,129
Non-current		-	-	-	-	-	-
Other receivables and assets	10	-	-	3,454	-		2,713
		272,543	13,480	3,454	242,558	12,362	13,842

Liabilities
Current
Trade and other payables	13	98,067	-	-	92,514	-	-
Derivative Financial Instrument	28	-	19,302	-	-	-	-
Current portion of loan and debentures	14	78,115	3,892	-	57,792	25,073	-
Liability measured at fair value	15	-	3,362	-	-	2,100	-
Other liabilities	19	14,190	-	-	14,771	-	-
Non-current
Derivative Financial Instrument	28	-	105,024	15,164	-	43,134	-
Non-Current portion of loan and debentures	14	202,474	158,623	-	210,030	40,694	-
Liability measured at fair value	15	-	14,387	-	-	18,900	-
Other liabilities	19	11,032	-	-	24,709	-	-
		403,878	304,590	15,164	399,816	129,901	-

		December 31, 2022
	Note	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI
Assets
Current
Cash and cash equivalents	6	127,901	-	-
Derivative financial instrument	28	-	-	8,119
Non-current		-	-	-
Other receivables and assets	10	-	12,503	-
		127,901	12,503	8,119

Liabilities
Current
Trade and other payables	13	71,308	-	-
Current portion of loan and debentures	14	49,685	23,530	-
Other liabilities	19	12,978	-	-
Non-current
Non-Current portion of loan and debentures	14	82,631	58,196	-
Other liabilities	19	26,912	-	-
		243,514	81,726	-

F-94| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

i)	Swap agreements:

As of December 31, 2024, 2023 and 2022, the Company has the following swap agreements:

			Asset/(Liability) at	Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Commodity/ index	Current/ Non-Current	12/31/2024	12/31/2023	12/31/2022
Swap - Aura Almas (BTG Bank) (a)	CDI	Current	-	10,247	7,640
Swap - Aura Almas (Itaú Bank) (a)	CDI	Non-current	(15,164)	-	-
Swap - Apoena Mines (Bradesco and ABC Bank)	CDI	Current	(3,872)	882	479
Total			(19,036)	(11,129)	8,119

(a) The swap agreements from the Company´s subsidiary, Almas, was designated as a hedge accounting, see further details in Note 20 (d).

ii) Derivative Options

ii) a - Derivative Collars – Almas and Apoena

As of December 31, 2024, the Company had 31,968 outstanding zero cost put/call collars for the Almas Project. The zero-cost put/calls collars have floor prices between $1,558 and $1,650 (average: $ 1,590) and ceiling prices between $2,280 and $ 2,450 (average: $ 2,366) per ounce of gold. The expiration dates are between January 2025 and July 2025 and the notional amounts for the call and put options are $87,138 and $57,821, respectively.

For Apoena Mines, as of December 31, 2024 Mineração Apoena S.A. had zero cost put/call collars for 5,000 ounces of gold with floor price of $1,400 and ceiling price of $2,100 per ounce of gold. The expiration dates start in March 2025 and ends in December 2025.

ii) b – Derivative Collars Borborema Project

During the year ended December 31, 2023, the Company entered into put/call collars, for a total of 215,235 ounces, for the Borborema Project. The put/calls collars have floor prices of $1,745 and ceiling prices at $2,400 per ounce of gold expiring between July 2025 and June 2028 and the notional amounts for the call and put options are $516,514 and $375,549, respectively.

The call options price had a premium set at $14,530, recorded as a finance gain in derivatives transaction during the year ended December 31, 2023. The amount was fully received by June 2024.

F-95| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

The fair value effect of both the Derivative Zero Cost Collars and the Derivative Collars Borborema Project as of December 31, 2024 is ($80,241) ($25,683) as of December 31, 2023), recorded as a finance expenses loss in the financial statements.

As of the date of this Financial Statements, the Company and its subsidiaries have no agreements in place with financial institutions which would require the Company to post cash or any other type of collateral to cover fair value exposure against the Company.

b)      Fair value of financial instruments

In accordance with IFRS 9, the Company measures certain of its financials assets and liabilities at fair value on a recurring basis and these are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value:

1)	Level 1,which are inputs that are unadjusted quoted prices in active markets for identical assets or liabilities;

2)	Level 2, which are inputs other than Level 1 quotes prices that are observable, either directly or indirectly, for the asset or liability; and,

3)	Level 3, which are inputs for the asset or liability that are not based on observable market data.

The Company measures certain of its financial assets and liabilities at fair value on a recurring basis and these are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Additionally, the Company classifies derivative assets and liabilities in Level 2 of the fair value hierarchy as they are valued using pricing models which require a variety of inputs such as expected gold price.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis at December 31, 2024, 2023 and 2022 are summarized in the following table:

		2024		2023		2022
	Level	Fair value through profit & loss	Fair value through OCI	Fair value through profit & loss	Fair value through OCI	Fair value through profit & loss	Fair value through OCI
Assets
Accounts receivable	2	13,480	-	12,362	-	-	-
Derivative financial instrument	2	-	-	-	11,129	-	8,119
Other receivables and assets	1	-	3,482		2,713	12,503	-
		13,480	3,482	12,362	13,842	12,503	8,119

Liabilities
Debentures	2	162,515	-	65,767	-
Liability measured at fair value	3	17,749	-	21,000	-	-	-
Derivative Financial Instrument	2	124,326	15,163	43,134	-	-	-
		304,590	15,163	129,901	-	-	-

F-96| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

Transfers between levels 2 and 3

The Company further assessed the need for transfers between levels in the hierarchy given the changes in economic conditions and considered whether a lack of observable information existed for factors relevant to the value of a certain instrument. In 2024 the Company transferred the Liability measured at fair value from level 2 into level 3.

In 2024 the Company transferred the liability measured at fair value from level 2 into level 3 in 2023 the fair value at the reporting date was significantly close to the transaction date and there were no unobservable inputs needed, which in 2024, expected production of gold ounces was considered to be a significant input factor to be used in the calculation.

The liability was subsequently measured using the Monte Carlo simulation model (“Monte Carlo”), which is considered to be a Level 3 fair value measurement.

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value at		Unobservable inputs	Inputs		Relationship of unobservable inputs to fair value
	2024	2023		2024	2023
Liability measured at fair value (NSR agreement)	17,749	21,000	Expected production of gold ounces	747,704	n/a	If expected production of gold ounces were 10% higher or lower, the fair value would increase/decrease by $1,191

Valuation process

The finance department of the Company includes a team that performs the valuations of non-property items required for financial reporting purposes, including level 3 fair values.

The main level 3 inputs used by the Company are derived and evaluated as follows:

• Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

• Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from credit risk gradings determined by internal credit risk management group.

F-97| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

The key inputs into the Monte Carlo simulation model were as follows at December 31, 2024:

Input	2024
WACC	11.8%
Credit-risk	3.1%
Expected volatility	15.7%

Fair value of loans and other financial liability

The Company considers that for the loans, that are recorded at their contractual value and other financial liabilities measured at amortized cost, their book values are close to their fair values and therefore information on their fair values is not being presented.

28    FINANCIAL RISK MANAGEMENT

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a planning and budgeting process, which is reviewed and updated, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described in Note 29 below.

Aura’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. In the normal course of business, Aura enters into contracts that give rise to commitments for future payments as disclosed in the following table:

F-98| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

2024	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	98,067	-	-	-	98,067
Loans and debentures	84,518	196,356	146,976	46,140	473,990
Provision for mine closure and restoration	9,674	5,431	8,132	35,049	58,286
Lease liabilities	12,305	14,937	-	-	27,242
Liability measured at fair value	3,915	4,332	4,882	22,860	35,989
	208,644	221,056	159,990	104,049	693,739

2023	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	92,514	-	-	-	92,514
Loans and debentures	82,865	175,889	64,835	10,000	333,589
Provision for mine closure and restoration	2,891	1,880	9,300	34,656	48,727
Lease liabilities	20,164	19,316	-	-	39,480
Liability measured at fair value	2,128	3,253	3,975	21,514	30,870
	200,562	200,338	78,110	66,170	545,180

2022	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	71,308	-	-	-	71,308
Short-term & Long-term debt	73,214	112,002	28,826	-	214,042
Provision for mine closure and restoration	2,403	1,986	10,540	33,333	48,262
Other liabilities and Leases	12,978	26,912	-	-	39,890
	159,903	140,900	39,366	33,333	373,502

As of December 31, 2024, Aura has cash and cash equivalents of $270,181 ($237,295: 2023 and $127,907: 2022) and working capital of $200,462 ($181,542: 2023 and $71,755: 2022) (current assets, excluding restricted cash less current liabilities).

b)	Currency risk

Aura’s operations are located in Honduras, Brazil and Mexico, therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies. Although Aura’s sales are denominated in United States dollars, certain operating expenses of Aura are denominated in foreign currencies, primarily the Honduran lempira, Brazilian real, Mexican peso, Canadian dollar and Colombian peso.

Financial instruments that impact Aura’s net losses or other comprehensive losses due to currency fluctuations include cash and cash equivalents, accounts receivable, other long-term assets, accounts payable and accrued liabilities, short term loans and other provisions denominated in foreign currency.

F-99| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

At December 31, 2024, 2023 and 2022, the Company had cash and cash equivalents of $270,189, $236,895 and $82,492, respectively, of which, $229,525 ($117,351 in 2023 and $82,492 in 2022) were in United States dollars, $265 ($63 in 2023 and $78 in 2022) in Canadian dollars, $28,997 ($114,969 in 2023 and $41,399 in 2022) in Brazilian reais, $11,229 ($4,427 in 2023 and $3,819 in 2022) in Honduran lempiras, $158 ($58 in 2023 and $95 in 2022) in Mexican pesos and $14 ($27 in 2023 and $18 in 2022) in Colombian Pesos. An increase or decrease of 5% in the United States dollar exchange rate to the currencies listed above could have increased or decreased the Company’s income for the year by $2,033.

c)	Interest rate risk

The Company’s policy is to minimize interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. As of December 31, 2024, the Company is exposed to changes in market interest rates through a bank borrowing at SOFR interest rate at its subsidiary Aranzazu. All other borrowings are at fixed interest rates or are linked to a swap instrument, minimizing the risk of interest rate exposure. The Company concluded that its exposure to interest rates is immaterial.

d)	Credit risk

Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company is exposed to credit risk from financial assets including cash and cash equivalents held at banks, trade and other receivables. The credit risk is managed based on the Company’s credit risk management policies and procedures.

The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits and are only with major reputable financial institutions.

At December 31, 2024, the Company believes that its trade credit risk is low due to the following reasons:

- For the sales of refined gold from Almas, Apoena e Minosa, the Company collects payments in advance of delivering its products to its clients.

- For the sale of copper and gold concentrate from Aranzazu, the Company sells its products to wholly-owned subsidiary of Trafigura Group Pte. Ltd, an investment grade company. The accounts receivable are generally collected within 15 days from the issuance of the invoice.

F-100| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

e)	Market risk

Commodity derivatives transactions – Gold collars

As mentioned in Note 27, the Company uses gold collars in order to mitigate the risk of decline in gold prices for a portion of its projected future production associated with the construction of new projects.

To calculate an expected increase / decrease in the fair value balances of potential increases or decrease in gold prices, the Company used a variation of plus or minus 10% change in gold prices in relation to the December 31, 2024 closing prices.

Liability measured at fair value

As mentioned in Note 15, the Company entered a Net Smelter Return Royalty Agreement that contains more than one embedded derivative, that is being accounted at fair value through profit or loss, and it is exposed to gold prices that can affect its future cashflows.

Gold linked Loan

As mentioned in Note 14, Borborema Inc entered into a Gold-Linked Loan with embedded derivatives measured at fair value through profit and loss that has quarterly payments of gold ounces that are exposed to gold prices that can affect its future cashflows.

To simulate the reasonable scenario to reflect the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. To simulate the potential scenario to reflect the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument´s main risk events	Reasonable scenario	$ Impact
Derivative financial instruments (Gold collars)	Gold price increase/decrease	Δ 10%	65,841
Liability measured at fair value	Gold price increase/decrease	Δ 10%	1,775
Loans and debentures (Gold linked loan)	Gold price increase/decrease	Δ 10%	421

F-101| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

29    CAPITAL MANAGEMENT

Aura’s objectives in managing capital are to ensure sufficient liquidity is maintained in order to properly develop and operate its current projects and pursue strategic growth initiatives, to ensure that externally imposed capital requirements related to any debt obligations are complied with, and to provide returns for shareholders and benefits to other stakeholders. In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and long-term debt. The Company manages its capital structure considering changes in economic conditions, the risk characteristics of the underlying assets, and the Company’s liquidity requirements. To maintain or adjust the capital structure, the Company may be required to issue common shares or debt, repay existing debt, acquire or dispose of assets, or adjust amounts of certain investments.

In order to facilitate management of capital, the Company prepares annual budgets which are updated periodically if changes in the Company’s business are considered to be significant. The Board of Directors of the Company reviews and approves all operating and capital budgets as well as the entering into of any material debt obligations, and any material transactions out of the ordinary course of business, including dispositions, acquisitions and other investments or divestitures. In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares to reduce debt.

On June 13, 2022, Aura's Board of Directors approved a distribution and payment of dividends of US$ 0.14 per common share in the total amount of $10,200, that was paid in the second quarter of 2022.

On December 6, 2022, Aura's Board of Directors approved the distribution and payment of dividends of US$ 0.14 per common share in the total amount of $10,100, The dividend was paid out on December 30, 2022.

On June 7, 2023, Aura’s Board of Directors has declared and approved the payment of dividends of US$ 0.14 per common share for a total of $10,102. The dividend was paid on June 28, 2023.

On November 29, 2023, Aura announced that the Company’s Board of Directors has declared and approved the payment of a dividend of US$0.25 per common share, in the approximately amount of US$18,059. The dividend for the six months ending on December 31, 2023 and was paid to shareholders on December 19, 2023.

On June 7, 2024, Aura’s Board of Directors has declared and approved the payment of dividends of US$ 0.35 per common share for a total of $25.3 million. The dividend was paid on June 28, 2024.

F-102| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

On November 4, 2024, Aura approved an amendment to its dividend policy, with the intention of declaring and paying dividends on a quarterly basis. Under the dividend policy, the Company will determine quarterly cash dividends in an aggregate amount equal to 20% of its reported adjusted EBITDA for the relevant three months less sustaining capital expenditures and exploration capital expenditures for the same period.

On the same date, the Board declared and approved the payment of a dividend of US$0.24 per common share, in the approximately amount of $17.4 million. The dividend was paid on December 2, 2024.

30    RELATED PARTY TRANSACTIONS

Key Management Compensation

Total compensation paid to key management personnel (including based salaries, bonuses and other benefits), remuneration of directors and other members of key executive management personnel for the year ended December 31, 2024, 2023 and 2022 were $3.9M, $3M and $2.9M, respectively.

Director’s fees

Management had issued 189,795 deferred stock units (DSUs) to certain directors and former directors of the Company in 2016. The DSUs are recognized at the fair value of the Company shares based on the provisions of the agreements and will be settled in cash. The balance of the DSUs as of December 31, 2024 is $1,216 and ($688 and $32 in December 31, 2023 and 2022, respectively) and is included as part of Trade and other payables.

Iraja Royalty Payments

As part of the Apoena Mines transaction with Yamana Gold Inc. (“Yamana”), Mineracao Apoena S.A. (“Apoena”) entered into a royalty agreement (the “EPP Royalty Agreement”), dated June 21, 2016, with Serra da Borda Mineracao e Metalurgia S.A. (“SBMM”), Yamana’s wholly-controlled subsidiary. Commencing on and from June 21, 2016, Apoena would pay to SBMM a royalty (the “Royalty”) that is equal to 2.0% of Net Smelter Returns on all gold mined or benefited from Apoena (the “Subject Metals”) sold or deemed to have been sold by or for Apoena.

Effective as at such time as Apoena has paid the Royalty on up to 1,000,000 troy ounces of the Subject Metals, the Royalty shall without the requirement for any further act or formality, reduce to 1.0% of Net Smelter Returns on all Subject Metals sold or deemed to have been sold by or for Apoena.

F-103| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

On October 27, 2017, SBMM entered into an agreement (the “Royalty Swap Agreement”) with Iraja Mineracao Ltda., a company controlled by the same controlling group, a third-party company, for the swap of the EPP Royalty with the RDM Royalty (as defined in the Royalty Swap Agreement) with no change to the terms of the royalty calculation. Aura has incurred expenses of the related royalties of $2,673 in the year ended December 31, 2024 ($2,421: 2023 and $2,457: 2022).

Royalty Agreement for Aura Almas

The Company, through its wholly owned subsidiaries Almas, maintains a royalty agreement with Irajá Mineração Ltda.., a company controlled by the same controlling group from Aura, whereby the subsidiary pays 1.2% of the Net Smelter Returns on all gold mined or sold. Aura has incurred expenses of the related royalties of $2,640 in the year ended December 31, 2024.

Royalty Agreement for Matupá

The Company, through its wholly owned subsidiary Matupá, maintains a royalty agreement with Irajá Mineração Ltda., a company controlled by the same controlling group from Aura, whereby the subsidiary will pay 1.2% of the Net Smelter Returns on all gold mined or sold, from the moment that is declared commercial production. The subsidiary is currently in care and maintenance.

Dividends payable to Northwestern

Northwestern, a company controlled by the Chairman of the Board, is the majority shareholder of Aura with approximately 54.8% ownership as of December 31, 2024 (53.3% as of December 31, 2023 and 2022).

In 2024, 2023 and 2022 the Company paid $42.7 million, $28.2 million and $20.2 million respectively of which the amount owed to Northwestern was about $23.3 million, $15.4 million and $10.2 million, respectively.

F-104| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

Employee withholding taxes payable to the Company

In March 2021, certain key executives of the Company exercised their stock options in return for shares of the Company. Although the executives received shares of the Company instead of a cash payment at the time of the exercise, the Company, following local tax regulation, had the obligation to immediately retain withholding taxes calculated on the expected gain at the time of the exercise, in favor of the local tax authorities. The Board of Directors of the Company authorized such employees to reimburse the Company of such withholding taxes in a maximum period of 18 months (extended until September 2025) with bearing an interest rate of equal or higher of the Applicable Federal Rates (“AFR”) of the month when the withholding tax was retained. Such outstanding balance is guaranteed by shares of the Company owned by such executives in a proportion of 150% of the outstanding balance, and the Company has the right to demand additional shares as collateral in case of reduction of the market price of the shares. Additionally, the receivable becomes immediately due by the employees in case of employment termination. As of December 31, 2024, the total outstanding balance to be received by the Company is $3,129 million ($3,129 million as of December 31, 2023 and 2022).

31    SEGMENT INFORMATION

The reportable operating segments have been identified as the Minosa Mine, Apoena Mine, the Aranzazu Mine, Almas Mine, and Borborema Project. The Company manages its business, including the allocation of resources and assessment of performance, on a project-by-project basis, except where the Company’s projects are substantially connected and share resources and administrative functions. The segments presented reflect the way in which the Company’s management reviews its business performance. Operating segments are reported in a manner consistent with the internal reporting provided to executive management who act as the chief operating decision makers. Executive management is responsible for allocating resources and assessing the performance of the operating segments.

During the period ended March 31, 2025, the Borborema Project was included as a reportable operating segment, as it became a distinct area of focus subject to regular review by Chief Operating Decision Maker (CODM). Additionally, the Projects and Corporate segments, which were previously reported separately, no longer meet the criteria for reportable segments. Accordingly, the financial statements have been recast to reflect this change.

For the years ended December 31, 2024, 2023 and 2022, segment information is as follows:

F-105| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

For the year ended December 31, 2024	Minosa Mine (1)	Apoena Mine (2)	Aranzazu Mine	Almas Mine	Borborema Project (Recast)	Total reportable segments (Recast)	All other segments (Recast)	Total
Revenue	177,692	90,273	196,787	129,411	-	594,163	-	594,163
Cost of goods sold	(88,999)	(46,398)	(94,198)	(51,451)	-	(281,046)	-	(281,046)
Depletion and amortization	(5,873)	(16,477)	(25,538)	(13,959)	-	(61,847)	-	(61,847)
Gross profit	82,820	27,398	77,051	64,001	-	251,270	-	251,270

General and administrative expenses	(4,383)	(4,481)	(7,143)	(2,808)	(849)	(19,664)	(13,609)	(33,273)
Exploration expenses	(1,107)	(368)	(4,673)	(1,134)	(305)	(7,587)	(6,374)	(13,961)
Change in estimation for mine closure and restoration for properties in care & maintenance	-	1,330	-	-	-	1,330	-	1,330
Operating income/(loss)	77,330	23,879	65,235	60,059	(1,154)	225,349	(19,983)	205,366

Finance income/(loss)	(5,037)	(9,414)	(1,558)	(1,023)	(14,197)	(31,229)	(98,387)	(129,616)
Interest in debt	(2,093)	(5,599)	(2,359)	(11,324)	(688)	(22,063)	-	(22,063)
Other (expense) income	(1,899)	317	(1,840)	74	(2)	(3,350)	2,083	(1,267)
Income/(Loss) before income taxes	68,301	9,183	59,478	47,786	(16,041)	(168,707)	(116,287)	52,420

Current tax	(19,174)	(1,984)	(15,859)	(13,010)	-	(50,027)	(2,944)	(52,971)
Deferred tax	(764)	(2,286)	(15,080)	(10,393)	-	(28,523)	(1,197)	(29,720)
Income taxes	(19,938)	(4,270)	(30,939)	(23,403)	-	(78,550)	(4,141)	(82,691)
(Loss) / Profit for the year	48,363	4,913	28,539	24,383	(16,041)	90,157	(120,428)	(30,271)

Property, plant and equipment	62,566	62,779	127,509	145,296	184,092	582,242	28,542	610,784
Total assets	90,620	189,770	346,398	301,453	135,152	1,063,393	16,870	1,080,262
Total liabilities	94,976	139,871	102,365	232,488	151,233	720,933	136,374	857,307
Purchase of property, plant and equipment	9,983	5,580	29,350	13,865	117,187	175,965	4,612	180,577

(1) The name for the segment “Minosa Mine” was previously disclosed as “San Andres”

(2) The name for the segment “Apoena Mine” was previously disclosed as “EPP Mine”

F-106| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

For the year ended December 31, 2023	Minosa Mine (1)	Apoena Mine (2)	Aranzazu Mine	Almas Mine	Borborema Project (Recast)	Total reportable segments (Recast)	All other segments (Recast)	Total
Revenue	122,046	83,784	176,814	34,250	-	416,894	-	416,894
Cost of goods sold	(82,893)	(51,865)	(87,168)	(22,135)	-	(244,061)	-	(244,061)
Depletion and amortization	(5,325)	(17,554)	(20,391)	(3,546)	-	(46,816)	-	(46,816)
Gross profit	33,828	14,365	69,255	8,569	-	126,017	-	126,017

General and administrative expenses	(4,543)	(4,835)	(3,860)	(2,084)	(1,086)	(16,408)	(10,803)	(27,211)
Exploration expenses	(289)	(238)	(6,916)	-	-	(7,443)	(4,338)	(11,781)
Operating income/(loss)	28,996	9,292	58,479	6,485	(1,086)	102,166	(15,141)	87,025

Finance income/(loss)	(4,606)	(9,272)	(821)	(335)	1,065	(13,969)	(22,946)	(36,915)
Interest in debt	(2,111)	(4,719)	(2,871)	(2,763)	-	(12,464)	-	(12,464)
Other (expense) income	(1,043)	(24)	(944)	(1,599)	(25)	(3,635)	4,295	660
Income/ (Loss) before income taxes	21,236	(4,723)	53,843	1,788	(45)	72,099	(33,793)	38,306

Current tax	(7,048)	(705)	(10,533)	(512)	-	(18,798)	-	(18,798)
Deferred tax	860	1,040	(234)	9,615	-	11,281	1,091	12,372
Income taxes	(6,188)	335	(10,767)	9,103	-	(7,517)	1,091	(6,426)
(Loss) / Profit for the year	15,048	(4,388)	43,076	10,891	(45)	64,582	(32,702)	31,880

Property, plant and equipment	55,362	83,095	121,445	145,316	59,557	464,775	23,958	488,733
Total assets	58,905	186,537	286,344	157,382	194,872	884,040	39,784	923,824
Total liabilities	80,902	158,389	70,846	109,064	136,961	556,162	52,860	609,022
Purchase of property, plant and equipment	6,383	17,789	24,502	40,612	2,588	91,874	4,220	96,094

(1) The name for the segment “Minosa Mine” was previously disclosed as “San Andres”

(2) The name for the segment “Apoena Mine” was previously disclosed as “EPP Mine”

F-107| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

For the year ended December 31, 2022	Minosa Mine (1)	Apoena Mine (2)	Aranzazu Mine	Almas Mine	Total reportable segments (Recast)	All other segments (Recast)	Total
Revenue	108,628	120,263	163,808	—	392,699	—	392,699
Cost of goods sold	(77,541)	(65,717)	(78,380)	—	(221,638)	—	(221,638)
Depletion and amortization	(6,000)	(17,157)	(22,211)	—	(45,368)	—	(45,368)
Gross profit	25,087	37,389	63,217	—	125,693	—	125,693

General and administrative expenses	(4,634)	(3,799)	(1,567)	(1,324)	(11,324)	(13,674)	(24,998)
Exploration expenses	(180)	(1,599)	(6,151)	(1,199)	(9,129)	(3,335)	(12,464)
Operating income/(loss)	20,273	31,991	55,499	(2,523)	105,240	(17,009)	88,231

Finance income/(loss)	(3,262)	(1,253)	(1,643)	5,485	(673)	(311)	(984)
Interest on debt	(1,153)	(4,065)	(1,144)	(51)	(6,413)	—	(6,413)
Other (expense) income	(540)	(556)	(997)	(302)	(2,395)	3,552	1,157
Income/ (Loss) before income taxes	15,318	26,117	51,715	2,609	95,759	(13,768)	81,991

Income tax (expense)	(5,869)	(3,010)	(14,073)	—	(22,952)	(3,880)	(26,832)
Deferred income tax (expense) recovery	8,593	(6,226)	6,967	(8,283)	1,051	37	1,088
Income taxes	2,724	(9,236)	(7,106)	(8,283)	(21,901)	(3,843)	(25,744)
(Loss) / Profit for the year	18,042	16,881	44,609	(5,674)	73,858	(17,611)	56,247

Property, plant and equipment	60,424	81,566	113,784	102,762	358,536	19,996	378,532
Total assets	50,364	179,902	228,263	142,907	601,436	125,872	727,308
Total liabilities	87,998	147,372	64,303	105,663	405,336	11,845	417,181
Purchase of property, plant and equipment	11,435	14,390	25,440	47,787	99,052	4,025	103,077

(1) The name for the segment “Minosa Mine” was previously disclosed as “San Andres”

(2) The name for the segment “Apoena Mine” was previously disclosed as “EPP Mine”

32    COMMITMENTS AND CONTINGENCIES

a)    Operating leases commitments

The Company has the following commitments for future minimum payments under operating leases:

2024
Within 1 year	10,433
2 years	10,174
3 years	4,126
4 years	48
Over 5 years	96
Total	24,876

F-108| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

b)    Contingencies

Certain conditions may exist as of the date of these financial statements which may result in a loss to the Company in the future when certain events occur or fail to occur. The Company assesses at each reporting date its loss contingencies related to ongoing legal proceedings by evaluating the likelihood of such proceedings, as well as the amounts claimed or expected to be claimed. Included in other provisions as of December 31, 2024, is a provision of $3,284 (2023: $672 and 2022: $524) for loss contingencies related to ongoing legal claims.

c)    Capital commitments

As at December 31, 2024, the Company has outstanding capital expenditures agreements with certain vendors for approximately $54,279 related to the Borborema project construction.

33    INCOME PER SHARE

Basic income per share is calculated by dividing the income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted income per share is calculated using the “treasury stock method” in assessing the dilution impact of convertible instruments until maturity. The treasury stock method assumes that all convertible instruments until maturity have been converted in determining fully diluted profit per share if they are in-the-money, except where such conversion would be anti-dilutive. In the event of a share consolidation or share division, the calculation of basic and diluted income (loss) per share is adjusted retrospectively for all periods presented.

The following table summarizes activity for the year ended December 31:

	2024	2023	2022
(Loss) Profit for the year	(30,271)	31,880	56,247
Income for the year for discontinued operations	-	-	10,249

Weighted average number of shares outstanding - basic	72,204,049	72,128,723	72,398,811
Weighted average number of shares outstanding - diluted	72,204,049	72,605,064	72,646,599

For continued operations
Total (loss) / income per share - basic	(0.42)	0.44	0.78
Total (loss) / Income per share - diluted	(0.42)	0.44	0.77

For discontinued operations
Total income per share – basic	-	-	0.14
Total income per share– diluted	-	-	0.14

F-109| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

Expressed in thousands of United States dollars, except where otherwise noted.

34    SUBSEQUENT EVENTS

Acquisition of Bluestone Resources

On January 13, 2025, Aura completed the previously announced acquisition of Bluestone Resources Inc. (“Bluestone”).

Aura paid approximately C$26,255 ($18,247) in cash, C$0.287 ($0.199) for each Bluestone Share held, and issued 1,007,186 Aura shares, 0.0183 common shares of Aura for each Bluestone Share held. Bluestone shareholders also received contingent consideration in the form of contingent value rights providing the holder thereof with the potential to receive a cash payment of up to an aggregate amount of C$0.212 ($0.147) for each Bluestone Share, payable in three equal annual installments, contingent upon the Cerro Blanco gold project achieving commercial production.

The Company has evaluated whether the acquired set of assets and activities qualifies as a business and concluded, with the concentration test at 98.8%, that the acquisition of Bluestone met the requirements to be accounted for as an asset acquisition. Acquisitions of assets are accounted for by remeasuring the previously held equity interest to fair value at the date on which the Company obtains control and recognizes any resulting gain or loss in profit or loss or OCI as appropriate.

On February 7, 2025, Aura, Nemesia S.à.r.l., and Bluestone signed a term sheet for the purchase and assignment of the debt obligation between Bluestone and Nemesia S.à.r.l. On March 14, 2025, the parties entered into a Debt Purchase and Assignment Agreement, reflecting the terms previously agreed upon and subject to certain closing conditions, including approval by the Toronto Stock Exchange ("TSX").

On April 16, 2025, the parties completed the transaction, through which Aura acquired from Nemesia S.à.r.l. all rights, title, and interest in Bluestone’s outstanding debt, in exchange for: 1,218,222 common shares of Aura; and an unsecured promissory note in the principal amount of US$5.9 million, to be paid by Aura to Nemesia S.à.r.l., subject to contingent payment terms, including, among others, the commencement of commercial production at the Cerro Blanco project within the next 20 years.

F-110| Aura Minerals Inc.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

                           common shares

Aura Minerals Inc.

PROSPECTUS

Global Coordinators

BofA Securities	Goldman Sachs & Co. LLC

Joint Bookrunners

BTG Pactual	Itaú BBA

                         , 2025

Through and including                 , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an international underwriter and with respect to an unsold allotment or subscription.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Part II
Information Not Required in Prospectus

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

According to the Registrant’s Articles of Association, the directors and executive officers of the company shall be indemnified by the company for any reasonable expenses incurred and for any loss or damage suffered in connection with any action, lawsuit or proceeding to which they have been a party as a result of their position as director or executive officer, to the extent that such director or executive officer acted honestly and in good faith and, in the case of criminal or administrative proceedings, the relevant director or executive officer had reasonable grounds to believe that their conduct was lawful. We maintain liability insurance which insure our directors and officers against liability which he or she may incur in his or her capacity as such.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have not issued and sold securities without registering the securities under the Securities Act other than as set forth below.

On January 13, 2025, in connection with our acquisition of Bluestone Resources Inc., we issued an aggregate of 146,519,452 non-interest bearing contingent value rights, or “CVRs” as partial consideration for the Bluestone shares. Each CVR entitles the holder thereof to a potential cash payment of up to C$0.2120, payable in three equal installments, contingent upon Era Dorada achieving commercial production over a 20-year term.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)       Exhibits.

The following documents are filed as part of this registration statement:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Memorandum and Articles of Association of the Registrant
5.1*	Opinion of Harney Westwood & Riegels (BVI) LP, British Virgin Islands counsel of Aura Minerals Inc., as to the validity of the common shares.
10.1	Omnibus Incentive Plan
10.2#	Trafigura Copper Concentrate Offtake Agreement dated May 21, 2024.
10.3	English Translation of Indenture dated September 8, 2024 Relating to Second Issuance of Debentures
10.4	English Translation of Amendment No. 1 to Indenture Relating to Second Issuance of Debentures dated September 25 2024
10.5	English Translation of Amendment No. 2 to Indenture Relating to Second Issuance of Debentures dated October 15 2024
10.6	English Translation of Credit Note between Cascar Brasil Mineracao Ltda and Banco Santander (Brasil) S.A., Luxembourg Branch dated September 5, 2023
10.7	English Translation of Swap Agreement between Aura Almas Mineracao S.A. and Itau Unibanco S.A. dated October 15 2024

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit No.	Description
10.8	Guarantee between Aura Minerals Inc. and Itau Unibanco S.A. dated January 21, 2025 relating to the Swap Agreement between Aura Almas Mineracao S.A. and Itau Unibanco S.A. dated October 15, 2024
10.9	Loan Agreement between Mineracao Apoena S.A. and Banco Bradesco S.A., acting through its Grand Cayman Branch dated December 17, 2024
10.10	English Translation of Credit Agreement between Aranzazu Holding S.A. de C.V. and Banco Santander Mexico, S.A., Institucion de Banca Multiple, Grupo Financero Santander Mexico dated August 14, 2024
21.1*	List of subsidiaries of the registrant.
23.1*	Consent of KPMG Auditores Independentes, Independent Registered Public Accounting Firm.
23.2*	Consent of Grant Thornton Auditores Independentes Ltda, Independent Registered Public Accounting Firm.
23.3*	Consent of Harney Westwood & Riegels (BVI) LP (included in Exhibit 5.1).
23.4*	Letter of Grant Thornton Auditores Independentes Ltda to the SEC, dated , 2025.
23.6*	Consent of SLR Consulting(Canada) Ltd
23.7*	Consent of Farshid Ghazanfari
23.8*	Consent of Luiz Pignatari
23.9*	Consent of Homero Delboni Junior
23.10*	Consent of Branca Horta de Almeida Abrantes
23.11*	Consent of Bruno Yoshida Tomaselli
23.12*	Consent of Marie-Christine Gosselin
23.13*	Consent of Murray Dunn
23.14*	Consent of SRK Consulting (U.S.), Inc.
23.15*	Consent of Porfirio Cabaleiro Rodriguez
24.1*	Powers of Attorney (included on signature page to the registration statement).
96.1**	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Technical Report on the Aranzazu Mine, Zacatecas, Mexico
96.2**	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Feasibility Study Technical Report for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil
96.3**	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Apoena Mine (EPP Complex) Mineral Resource and Mineral Reserve
96.4**	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Updated Feasibility Study Technical Report for the Almas Gold Project, Almas Municipality, Tocantins, Brazil
96.5**	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Feasibility Study Technical Report for the Matupá Gold Project, Matupá Municipality, Mato Grosso, Brazil
96.6**	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Mineral Resource and Mineral Reserve Estimates on the Minosa Mine in the Municipality of La Union, in the Department of Copan, Honduras

*	To be filed by amendment.

**	Previously filed.

#	Portions of this exhibit have been omitted as the registrant has determined that (i) the omitted information is not material and (ii) the omitted information is of the type that the registrant customarily and actually treats as private or confidential.

(b)       Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

ITEM 9. UNDERTAKINGS

The undersigned hereby undertakes:

(a)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami, Florida, on this             day of             , 2025.

AURA MINERALS INC.

By:
	Name:	Rodrigo Barbosa
	Title:	President and Chief Executive Officer

By:
	Name:	João Kleber Cardoso
	Title:	Chief Financial Officer and Corporate Secretary

CONFIDENTIAL TREATMENT REQUESTED BY AURA MINERALS INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints                 and                     , and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the U.S. Securities Act of 1933 and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
	President and Chief Executive Officer (principal executive officer)	, 2025

Rodrigo Barbosa

	Chief Financial Officer and Corporate Secretary (principal financial officer and principal accounting officer)	, 2025
João Kleber Cardoso
	Chairman/Director	, 2025
Paulo Carlos de Brito

	Director	, 2025
Stephen Keith

	Director	, 2025
Bruno Mauad

	Director	, 2025
Pedro Turqueto

	Director	, 2025
Paulo Carlos de Brito Filho

	Director	, 2025
Fabio Ribeiro

	Director	, 2025
Richmond Lee Fenn
	Aura Technical Services Inc. Authorized representative in the United States	, 2025